SHANGHAI CENTURY ACQUISITION CORPORATION
23rd Floor Shun Ho Tower
24-30 Ice House Street
Central, Hong Kong SAR
China

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON APRIL 17, 2008

TO THE SHAREHOLDERS OF SHANGHAI CENTURY ACQUISITION CORPORATION:

NOTICE IS HEREBY GIVEN that an annual and extraordinary general meeting of shareholders of Shanghai Century Acquisition Corporation (“Shanghai Century”), a Cayman Islands corporation, will be held at 10:00 a.m. New York time, on, April 17, 2008, at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, New York, U.S.A., to consider and vote upon proposals to approve:

(1)	the Stock Purchase Agreement between Shanghai Century and Richard Li pursuant to which Shanghai Century will acquire 100% of the outstanding shares of Asia Leader Investments Limited, and assume Asia Leader’s obligations under a joint venture agreement, which obligations include (i) a capital contribution to New Goal International Limited, which is 67% owned by Asia Leader, of up to US$70 million and (ii) the exercise of Asia Leader’s option to purchase the remaining 33% equity interest in New Goal International for US$31.8 million (the “Acquisition”);
(2)	the employment agreement between Shanghai Century and Kevin Ma and the potential issuance of up to 16,000,000 shares of Shanghai Century and warrants to purchase an additional 6,000,000 shares of Shanghai Century upon achievement of certain performance milestones;
(3)	Shanghai Century’s 2008 Equity Incentive Plan;
(4)	the election of five persons to the board of directors to hold office from the date of the consummation of the Acquisition to serve until their successors are duly elected and qualified; and
(5)	any adjournment or postponement of the meeting for the purpose of soliciting additional proxies.

Proposal 1 is essential to the Acquisition, and, therefore, our board of directors will abandon the Acquisition unless proposal 1 is approved by shareholders. In addition, proposal 2 is a condition to the Acquisition and if this proposal is not adopted we cannot consummate the Acquisition. However, if approved, proposal 2 will be effectuated only upon completion of the Acquisition.

Our board of directors has fixed the close of business on March 27, 2008 as the date for determining the Shanghai Century shareholders entitled to receive notice of and vote at the meeting and any adjournment of the meeting. Only holders of record of our shares on that date are entitled to have their votes counted at the meeting or any adjournment.

Your vote is important. Please sign, date and return your proxy card as soon as possible to make sure that your shares are represented at the meeting. If you are a shareholder of record, you may also cast your vote in person at the meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank how to vote your shares, or you may cast your vote in person at the meeting by obtaining a proxy from your brokerage firm or bank. Your failure to vote or instruct your broker or bank how to vote will not have the same effect as voting against the proposals.

Our board of directors recommends that you vote “FOR” approval of each proposal.

By Order of the Board of Directors,

/s/ Anthony Kai Yiu Lo

Anthony Kai Yiu Lo
Chairman of the Board and Co-Chief Executive Officer

Dated: March 31, 2008

SHANGHAI CENTURY ACQUISITION CORPORATION

PROXY STATEMENT FOR ANNUAL AND EXTRAORDINARY
GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 17, 2008

Shanghai Century Acquisition Corporation (“Shanghai Century”) was organized to acquire a company having its primary business operations in the People’s Republic of China (the “PRC” or “China”). New Goal International Limited (“New Goal International”), a subsidiary of Asia Leader Investments Limited (“Asia Leader”) was recently established to conduct a structured lease finance business in the PRC. Initially, New Goal International will focus its structured lease finance business in the banking/financial services infrastructure and automotive industries.

The board of directors of Shanghai Century has unanimously recommended the proposed acquisition (the “Acquisition”) of 100% of the outstanding shares of Asia Leader and the assumption of Asia Leader’s obligations under a joint venture agreement between Asia Leader, RAD International Investment Fund Ltd. (“RAD”) and Kevin Ma. Under such joint venture agreement, Asia Leader and RAD established New Goal International to engage in the structured lease finance business in China. Asia Leader and RAD each owns 67% and 33% of the equity interest of New Goal International, respectively. RAD is the parent of New Century International Leasing Co., Ltd. (“NCIL”), a leading provider of structured lease finance in China. Kevin Ma is the Chairman of RAD and the Chairman and Chief Executive Officer of NCIL. Under an exclusive cooperation agreement, between New Goal International and NCIL, NCIL will, on an exclusive basis, conduct certain aspects of New Goal International’s business on its behalf. Asia Leader’s obligations under such joint venture agreement include making a capital contribution of up to US$70 million, subject to adjustment, to New Goal International and the exercise of Asia Leader’s option to purchase the remaining 33% equity interest of New Goal International from RAD for US$31.8 million in cash.

Shanghai Century’s shares, warrants and units are quoted on the American Stock Exchange (“AMEX”) under the symbol SHA, SHA.WS and SHA.U, respectively. On March 27, 2008, the last sale price for our shares, warrants and units was US$7.60, US$0.30, and US$7.81, respectively.

This proxy statement provides you with detailed information about the Acquisition and the meeting of Shanghai Century’s shareholders. We encourage you to carefully read this entire document. Shanghai Century shareholders should make particular note of information concerning New Goal International and the meeting. You should also carefully consider the discussion in the section entitled “Risk Factors” beginning on page 26.

The Acquisition cannot be completed unless (i) at least a majority of the shares voted at the meeting on April 17, 2008 or any adjournment, approve the Acquisition and (ii) less than 20% of the shares (i.e., 2,875,000 shares) issued in Shanghai Century’s initial public offering vote against the Acquisition and elect the redemption of these shares into cash. If you vote against the Acquisition and demand that we redeem your shares into cash, this demand must be made on the proxy card at the time you vote against the Acquisition. In connection with the Acquisition, you will be also asked to approve Shanghai Century’s 2008 Equity Incentive Plan and the election of five directors.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement is dated March 31, 2008 and is first being mailed to Shanghai Century shareholders on or about that date.

SHANGHAI CENTURY ACQUISITION CORPORATION

ANNEXES

Annex A — The Stock Purchase Agreement

Annex B — The Joint Venture Agreement

Annex C — The Exclusive Cooperation Agreement

Annex D — The Employment Agreement with Kevin Ma

Annex E — Shanghai Century Acquisition Corp. 2008 Equity Incentive Plan

Annex F — Audit Committee Charter

Annex G — Nominating Committee Charter

Annex H — Compensation Committee Charter

i

SUMMARY OF THE MATERIAL TERMS OF THE ACQUISITION

Parties:
The parties to the Stock Purchase Agreement, dated February 20, 2008, reflecting the purchase of 100% of the outstanding shares of Asia Leader, are Shanghai Century and Richard Li, a former officer of NCIL (the “Stock Purchase Agreement”).
The parties to the Joint Venture Agreement, dated February 20, 2008, reflecting the establishment of New Goal International are Asia Leader, RAD and Kevin Ma (the “Joint Venture Agreement”).
The parties to the Exclusive Cooperation Agreement, dated March 25, 2008, pursuant to which NCIL will initially operate the business of New Goal International on behalf of New Goal International, are New Goal International and NCIL (the “Exclusive Cooperation Agreement”).
Consideration:
Shanghai Century will acquire 100% of the outstanding shares of Asia Leader from Richard Li pursuant to the terms of the Stock Purchase Agreement in consideration for:
• US$300,000 in cash; and

•

the assumption of Asia Leader’s obligations under the Joint Venture Agreement, which obligations include (i) a capital contribution of up to US$70 million, subject to adjustment, to New Goal International and (ii) the exercise of Asia Leader’s option to purchase the remaining 33% equity interest in New Goal International for US$31.8 million.

RAD has agreed to contribute certain agreements, including without limitation, the Exclusive Cooperation Agreement and certain supply contracts with manufacturers for ATM machines and automobiles. In the event that the value of the equipment purchased by New Goal International pursuant to such supply contracts is less than US$70 million, the amount of Asia Leader’s capital contribution will be decreased by the same amount, provided further, that the value of such equipment as set forth in the supply contracts may not be less than US$50 million. At this time, we expect that the value of the equipment purchased under the supply contracts will be approximately US$63 million, which will be the same amount as Asia Leader’s capital contribution.
Following the consummation of the foregoing transactions (collectively, the “Acquisition”), Asia Leader will be a wholly owned direct subsidiary of Shanghai Century, and New Goal International will be a wholly owned indirect subsidiary of Shanghai Century.

Satisfaction of 80% test:
In accordance with the terms of Shanghai Century’s initial public offering (“IPO”), the target of Shanghai Century's initial business combination must have a fair market value equal to at least 80% of Shanghai Century's net assets. On February 29, 2008, the net assets of Shanghai Century was equal to US$110,758,298 (after deducting the underwriters’ deferred compensation), which is equal to the funds held in the trust account (the “Trust Account”) established in connection with our IPO. Our board of directors determined that the Acquisition has a fair market value of at least US$88,606,638 or 80% of our net assets.
Public shareholders right to redeem:
Each public shareholder who votes against the Acquisition has the right to concurrently demand that we redeem the shares that he or she then holds into a portion of the Trust Account. At February 29, 2008, the per share redemption price was US$7.93. If holders of at least 2,875,000 of the shares issued in our IPO (which is 20% of the total issued) vote against the Acquisition and exercise their redemption rights, we will not consummate the Acquisition and will be required under our amended and restated articles of association to liquidate. If you vote against the Acquisition and demand that we redeem your shares into cash, this demand must be made on the proxy card at the time you vote against the Acquisition.
Redemption of shares may require additional financing
In the event that public shareholders holding a significant number of our shares, but less than the 20% limitation of 2,875,000 shares, vote against the Acquisition, as described below, and exercise their right to redeem their shares for their pro rata interest in the Trust Account, the amount of funds in the Trust Account available to make the capital contribution under the Joint Venture Agreement and pay the exercise price under Asia Leader’s option to purchase the 33% equity interest of New Goal International from RAD will be reduced, and, therefore, we may need to obtain additional financing in the form of loans.If we incur significant debt to complete the Acquisition, unless we receive sufficient revenues from the operation of New Goal International following the Acquisition or from the exercise of outstanding warrants, we will need to raise additional funds to repay the loans. Among the methods we may use to raise funds include the sale of additional equity securities, or the sale of debt securities together with equity securities, such as warrants, which would dilute the interests of our existing shareholders.
Purchase of shares by RAD or certain directors and officers of Shanghai Century:
RAD may purchase outstanding shares of Shanghai Century from public shareholders in exchange for such shareholders agreeing to vote in favor of, or to change their vote to vote in favor of, the proposals presented at the shareholders meeting or granting RAD a proxy to vote their shares in RAD’s discretion. These shares would be purchased at prices to be negotiated between RAD and the shareholders. Currently, RAD has not committed to purchase any shares. In the event that RAD purchases shares of Shanghai Century, it could acquire a significant percentage of the outstanding voting power of Shanghai Century, and, therefore, would then have significant influence over the management of the combined company following the Acquisition. RAD has not indicated that it intends to make any purchases at this time.
In addition, certain of our directors and officers may also purchase shares of Shanghai Century from public shareholders, in exchange for such shareholders agreeing to vote in favor of, or to change their vote in favor of, the proposals presented at the shareholders meeting or granting such director or officer a proxy to vote their shares in such director’s or director’s discretion. These shares would be purchased at prices to be negotiated between such director or officer and the shareholders. Currently, no director or officer of Shanghai Century has committed to purchase any shares. It is not anticipated that if any such shares are purchased by any officers or directors that the number would be significant.
Key employees:
Kevin Ma and Shanghai Century entered into an employment agreement, dated February 20, 2008, effective upon consummation of the Stock Purchase Agreement. Pursuant to the terms of the employment agreement, Mr. Ma will serve as the Chief Executive Officer of Shanghai Century. His responsibilities will include recruitment of a management team, which may consist of certain members of NCIL’s present management team. The management team will be entitled to receive bonus shares consisting of up to an aggregate of 16,000,000 shares of Shanghai Century and warrants to purchase up to an aggregate of 6,000,000 additional shares of Shanghai Century upon achievement of certain financial milestones during 2008, 2009 and 2010. Mr. Ma will be entitled to retain a minimum of 50% of any bonus shares and warrants.

QUESTIONS AND ANSWERS ABOUT THE ACQUISITION AND
THE SHANGHAI CENTURY ANNUAL AND EXTRAORDINARY GENERAL MEETING

These Questions and Answers are only summaries of the matters they discuss. Please read this entire proxy statement.

Q.	Why are we proposing the Acquisition?
A.	We were formed for the purpose of acquiring, through a merger, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business having its primary operations in the PRC. Upon the consummation of the Acquisition transactions, New Goal International will be a wholly owned indirect subsidiary of Shanghai Century. New Goal International was recently established to conduct a structured lease finance business in the PRC. The Acquisition is intended to be a qualifying “business combination” under our amended and restated articles of association. However, since Asia Lender and its subsidiary New Goal International are both development stage companies we anticipate treating the Acquisition as an acquisition of assets and liabilities rather than a business combination under SFAS 141 “Business Combinations.” Please see page 59 for a discussion of the anticipated accounting treatment of the Acquisition. We do not believe that the accounting treatment disqualifies the Acquisition as a business combination under our amended and restated articles of association which permits an acquisition of assets. We are required to consummate the Acquisition by April 28, 2008 or we will have to dissolve and distribute our net assets, including the cash in the Trust Account, to our public shareholders.
Q.	What is being voted on?
A.	You are being asked to vote on the following five proposals:
(1)	The first proposal is to approve the acquisition of 100% of the outstanding shares of Asia Leader and the assumption of its obligations and rights under the Joint Venture Agreement. We refer to this proposal as the “Acquisition Proposal;”
(2)	The second proposal is to approve an Employment Agreement with Mr. Ma. We refer to this proposal as the “Employment Agreement Proposal;”
(3)	The third proposal is to approve the adoption of Shanghai Century’s 2008 Equity Incentive Plan. We refer to this proposal as the “Incentive Plan Proposal;”
(4)	The fourth proposal is the election of five persons to our board of directors. We refer to this as the “Nomination Proposal;” and
(5)	The fifth proposal is to provide for an adjournment in the event we need to solicit additional proxies.

Proposal 1 is essential to the Acquisition, and, therefore, our board of directors will abandon the Acquisition unless our shareholders approve it. Proposal 2 is a condition to the Acquisition. Accordingly, if approved, proposal 2 will be effectuated only upon completion of the Acquisition. If our shareholders fail to approve proposal 2, the Acquisition will not be consummated.

Q.	Why are we proposing the 2008 Equity Incentive Plan?
A.	We are proposing the 2008 Equity Incentive Plan to enable our company following the Acquisition to attract, retain and reward our directors, officers, employees and consultants using equity-based incentives following the completion of the Acquisition.
Q.	How do the Shanghai Century insiders intend to vote their shares?
A.	All of our pre-IPO initial shareholders, including all of our directors, executive officers and our advisor, Dr. Raymond Kuo Fung Ch’ien, who collectively purchased an aggregate of 3,125,000 shares prior to our IPO, have agreed to vote the shares that they owned immediately before our IPO in accordance with the majority of the shares that the public shareholders vote in connection with the vote regarding the Acquisition. As used in this proxy statement, “in accordance with the majority” means that these initial shareholders will vote all of the shares that they owned immediately before our IPO either for or against the Acquisition, as determined by the totality of the public shareholder vote. To date, none of our initial shareholders has purchased any additional shares following our IPO in the open market. Although certain of our directors and officers may also purchase our shares in exchange for shareholders agreeing to vote in favor of the proposals presented at the meeting, no director or officer has committed to purchase any shares.
Q.	What vote is required to approve the Acquisition Proposal?
A.	The approval of the Acquisition requires the affirmative vote of the holders of a majority of our shares voted for the Acquisition proposal at the meeting. Notwithstanding the foregoing, if the public shareholders holding at least 2,875,000 shares (which is 20% of the total number of shares sold in our IPO) vote against the Acquisition and demand that we redeem their shares into cash, the Acquisition will not be consummated. Proposal 2 is a condition to consummation of the Acquisition. Accordingly, if our shareholders approve proposal 1 and fail to approve proposal 2 we will not be able to consummate the Acquisition.
Q.	What vote is required to approve the Employment Agreement Proposal?
A.	The approval of the Employment Agreement will require the affirmative vote of the holders of a majority of our shares that vote for this proposal at the meeting.
Q.	What vote is required to approve the Incentive Plan Proposal?
A.	The approval of the 2008 Equity Incentive Plan Proposal will require the affirmative vote of the holders of a majority of our shares that vote for this proposal at the meeting.
Q.	What vote is required to approve the Nomination Proposal?
A.	To be elected as a director, a nominee must receive the affirmative vote of the holders of a majority of our shares that vote at the meeting for such director.
Q.	What vote is required to approve the Adjournment Proposal?
A.	The approval of the Adjournment Proposal will require the affirmative vote of the holders of a majority of our shares that vote for this proposal at the meeting.
Q.	Who will manage Shanghai Century if the Acquisition is completed?
A.	Following the consummation of the Acquisition, Kevin Ma will be our Chief Executive Officer. Under the terms of Mr. Ma’s employment agreement with us, he is required to recruit a management team with experience in the structured lease finance business.
Q.	What percentage of Shanghai Century’s outstanding shares will our existing shareholders own after the Acquisition?
A.	Following the consummation of the Acquisition, if the maximum number of shares are issued under the Employment Agreement and the maximum number of warrants are issued under the Employment Agreement and exercised, and if no public shareholder demands to redeem the shares that he or she owns into cash and assuming none of our warrants are exercised, our existing shareholders, including both our initial shareholders and public shareholders, will own, in the aggregate, approximately 44% (public shareholders alone will own approximately 36%).

Following the consummation of the Acquisition, if the maximum number of shares are issued under the Employment Agreement and the maximum number of warrants are issued under the Employment Agreement and exercised, and if all of the maximum permissible amount of public shares are redeemed, our existing shareholders, including both our initial shareholders and public shareholders, will own, in the aggregate approximately 37% (public shareholders alone will own approximately 29%).

Shanghai Century does not believe that the consummation of the Acquisition itself will result in a change of control since Shanghai Century does not have and will not have a controlling shareholder or group of shareholders following the consummation of the Acquisition. Notwithstanding the foregoing, under the Employment Agreement with Kevin Ma, the management team of New Goal International will be entitled to receive up to 16 million shares of Shanghai Century and warrants to purchase an additional 6 million shares of Shanghai Century if New Goal International achieves certain net-income targets during 2008, 2009 and 2010. Mr. Ma is entitled to retain a minimum of 50% of the shares issued to management team under the Employment Agreement (or up to 8 million shares). In addition, RAD, which is controlled by Mr. Ma, may purchase outstanding shares of Shanghai Century from public shareholders in exchange for such shareholders agreeing to vote in favor of the Acquisition. In the event that RAD purchases a significant number of outstanding shares and the maximum number of shares and warrants are issued to Mr. Ma under the Employment Agreement, a change in control may occur at such time that such significant number of shares are purchased by RAD or issued to Mr. Ma.

Q.	How do I exercise my redemption rights?
A.	If you hold shares issued in our IPO and vote against the Acquisition Proposal, you will have the right to demand that we redeem your shares into cash. If you wish to exercise your redemption rights, you must (i) vote against the Acquisition Proposal and (ii) at the same time demand in the attached proxy card that we redeem your shares into cash. If, notwithstanding your “no” vote, the Acquisition is completed and you requested redemption of your shares, you will be entitled to receive a per-share redemption price equal to the amount in the Trust Account. Do not send your share certificates with your proxy. If the Acquisition is consummated, redeeming shareholders must tender their shares to us by May 19, 2008. Redeeming Shareholders will be notified when they should expect to receive the redemption amount. Shareholders who intend to redeem their shares, should contact their broker or custodian as soon as possible to request a share certificate.
Q.	What is the per share redemption price?
A.	At February 29, 2008, the per share redemption price was US$7.93.
Q.	Do I have dissenter or appraisal rights under Cayman Islands law?
A.	No.
Q.	What will happen to the funds deposited in the Trust Account after the Acquisition?
A.	Public shareholders exercising redemption rights will receive a redemption price per share equal to the amount described above. The Company anticipates that after the payment of expenses of the Acquisition, estimated at US$3,340,000, and payment of the deferred portion of the underwriters discount of US$3,300,000, we will have approximately US$18 million available to the combined company assuming that no shareholders elect to redeem their shares for cash (or assuming that the entire number of shares allowed to be redeemed for cash are redeemed we will have used substantially all of the funds in the Trust Account and may need to obtain loans). We anticipate that such working capital funds, if any, may be used for general corporate purposes.
Q.	What happens if the Acquisition is not consummated?
A.	If we do not consummate the Acquisition by April 28, 2008, the date required by our amended and restated articles of association, we will dissolve and distribute to our public shareholders the amount in the Trust Account, including all the accrued interest not previously released to us, plus any remaining net assets, subject to possible claims. Following dissolution, we would no longer exist as a corporation.
Q.	How many shares must be represented at the meeting in order to constitute a quorum?
A.	Under our current amended and restated articles of association, at least two shareholders entitled to vote and present, in person or by proxy, representing not less than one-third of the total issued shares (i.e., 5,833,334 shares) throughout the meeting shall form a quorum for all purposes.
Q.	If I am not going to attend the meeting in person, should I return my proxy card instead?
A.	Yes. After carefully reading and considering the information in this document, please fill out and sign your proxy card. Then return it in the return envelope as soon as possible, so that your shares may be represented at the annual and extraordinary general meeting. A properly executed proxy will be counted for the purpose of determining the existence of a quorum.

Q.	What will happen if I abstain from voting or fail to vote?
A.	An abstention or failure to vote with respect to any of the proposals by a shareholder who is present in person or by proxy at the meeting will have no effect on the outcome of the vote because each proposal is required to be approved by a majority of the shares voted by the shareholders.
Q.	How do I change my vote?
A.	Send a later-dated, signed proxy card to Franklin D. Chu, Director and Co-Chief Executive Officer, prior to the date of the annual and extraordinary general meeting, or attend the annual and extraordinary general meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to our proxy solicitation agent Advantage Proxy.
Q.	If my shares are held in “street name,” will my broker automatically vote them for me?
A.	No. Your broker can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares. Your broker can tell you how to provide these instructions.
Q.	Who can help answer my questions?
A.	If you have questions, you may call Advantage Proxy, a proxy solicitation firm that is assisting us in the solicitation of proxies, at 1-800-238-3410, ext. 34.

SUMMARY

This summary discusses the material items of the Acquisition Proposal, the Employment Agreement Proposal, the Incentive Plan Proposal and the Nomination Proposal, each of which is described in greater detail elsewhere in this proxy statement. You should carefully read this entire proxy statement and the other documents to which it refers. See “Where You Can Find More Information.”

Shanghai Century Acquisition Corporation

Shanghai Century is a “blank check” company organized under the laws of the Cayman Islands on April 25, 2005. We were formed to acquire, through a merger, a share exchange, asset acquisition or other similar business combination, or control, through contractual arrangements, an operating business having its primary operations located in the PRC. On April 28, 2006, we consummated our IPO and approximately US$110,000,000 of the IPO net proceeds was placed in the Trust Account.

Our total operating expenses incurred from the period from April 25, 2005 (date of inception) to February 29, 2008 were approximately US$6,130,000 of which approximately US$5,066,000 has been paid, approximately US$399,000 represents non-cash expense items (depreciation and amortization of share options) and approximately US$665,000 is accrued and outstanding as of February 29, 2008. Approximately US$92,500 of the US$665,000 accrued and outstanding expenses is owed to vendors who have waived against the Trust Account and approximately US$572,500 of the US$665,000 accrued and outstanding expenses is owed to vendors who have not waived against the Trust Account. As of February 29, 2008, there was approximately US$114,420,000 (including the underwriters’ deferred compensation equal to US$3,300,000) in the Trust Account and approximately US$159,000 of cash and cash equivalents outside of the Trust Account. Furthermore, in connection with the termination of the Share Purchase Agreement, dated May 28, 2007, between us and Sichuan Kelun Pharmaceuticals Co., Ltd. (“Kelun”), we entered an agreement with Liu Gexin, the chairman of Kelun, on February 20, 2008, whereby Mr. Liu Gexin has agreed to reimburse us for certain of our due diligence expenses in connection with the Share Purchase Agreement. Under this agreement, Mr. Liu Gexin will reimburse us for RMB3 million (or approximately US$425,387) upon completion of Kelun’s private equity financing and an additional RMB1 million (or approximately US$141,795) upon Kelun’s filing on the Chinese A-share market.

Asia Leader

Asia Leader is a Hong Kong company. Asia Leader’s only assets and liabilities consist of its rights and obligations under the Joint Venture Agreement with RAD and Kevin Ma. Under the Joint Venture Agreement, Asia Leader is obligated to make a capital contribution of up to US$70 million, subject to adjustment, to New Goal International. Asia Leader has a 67% equity interest in New Goal International and has an option to purchase the remaining 33% of New Goal International from RAD for US$31.8 million.

New Goal International Limited

New Goal International, a Hong Kong company, was recently established under the terms of the Joint Venture Agreement among RAD, Asia Leader and Kevin Ma, in order to engage in the structured lease finance business in China initially in the banking/financial services infrastructure and automotive industries. New Goal International intends to expand the industry coverage after the closing to include: (i) alternative energy infrastructure, (ii) energy savings infrastructure, (iii) healthcare, (iv) aviation and (v) telecommunications (excluding second generation, or 2G, mobile telephone technology).

New Goal International’s two key structured lease finance products are (i) non-vendor origination programs and (ii) vendor origination programs.

•	Non-Vendor Origination Program. In the typical structured finance lease, New Goal International would serve as the lease originator. New Goal International will work with a lessee to understand its requirements and create a structured finance solution. Because New Goal International is not affiliated to any vendor, it would have the flexibility to cater to the needs of the lessee, who selects the vendor. New Goal International will enter into a vendor agreement to purchase the specific equipment. New Goal International will receive income from the lease payments made by the lessee. New Goal International may also receive additional income in a number of ways, including advisory fees and supplier rebates on equipment. New Goal International intends to assign the lease receivables from the structured finance leases to financial institutions in China on a non-recourse basis for a lump-sum payment in order to realize income and to obtain necessary funding for equipment purchases and additional lease programs.
•	Vendor Origination Programs. In the typical vendor program, New Goal International would enter into an agreement with an individual vendor that is interested in expanding its operations in China through lease financing. New Goal International helps the vendor develop leasing solutions for the vendor’s products. Similar to the structured finance business, New Goal International would enter into lease agreements with lessees that are jointly identified by the vendor and New Goal International for the vendor’s products. In most instances, New Goal International would assign the lease receivables to third party financial institutions either at the outset of the lease or after retaining such receivables (known as warehousing) for a period of time until such warehousing reaches a critical quantity. During the time period that New Goal International retains the lease receivables, New Goal International would receive certain lease interest income which provides it with an additional predictable source of income. Similar to the non-vendor origination program, New Goal International would receive income from (i) the spread resulting from the assignment of the lease receivables to the third-party financial institutions, (ii) vendor rebates on equipment and (iii) one time advisory for the development on forming the vendor’s program. These vendor programs allow New Goal International to form strong relationships with the vendor’s existing sales team which may provide us access to potential new clients and partners.

New Goal International has entered into two structured lease programs, which are conditioned on consummation of the Acquisition. In connection with such lease programs, New Goal International has entered into equipment supply contracts having a combined value of approximately US$63 million, covering ATM machines and automobiles.

ATM Machine Lease.  Under the supply agreement for ATM machines with Beijing Hyosong Computer Technology Co., Ltd., NCIL on behalf of New Goal International will purchase ATM machines for an approximate total cost of RMB160 million (approximately US$22.5 million). Pursuant to a lease contract between NCIL, on behalf of New Goal International, and ATMU (China) Technology Co., Ltd. (“ATMU”), ATMU will lease the ATM machines, which are scheduled to be installed at various branches of the Postal Savings Bank of China in Fujian and Hubei provinces. Under the lease contract, ATMU intends to lease additional ATM machines to be installed at various locations throughout China over the next five years. ATMU is one of the largest independent operators of ATM machines in China. ATMU has a strategic partnership with the Postal Savings Bank of China, which was officially established in March 2007 and has one of the largest branch networks among financial institutions in China with 36,000 locations and 350 million accounts. The above supply agreement and lease contract are conditional on the completion of the Acquisition.

Automobile Lease.  Under a framework contract among New Goal International, NCIL, FAW – Volkswagen Sales Co., Ltd. (“FAW-Volkswagen”) and Beijing Zhongyida Business Group Co., Ltd. (“Zhongyida”), New Goal International (as buyer) and NCIL (as trustee) have entered into a supply agreement with Zhongyida and Beijing Zhongyida Huifu Automobiles Sales Services Co., Ltd. (as agents) and FAW – Volkswagen (as supplier) for 1,684 Audi and Volkswagen passenger vehicles for an aggregate cost of approximately RMB287 million (approximately US$40.4 million) for delivery in June and July 2008. The framework contract provides for full payment of the cost of the vehicles immediately following the consummation of the Acquisition. Zhongyida will place an amount equal to 15% of the purchase price for the vehicles as a security deposit with NCIL on behalf of New Goal International.

FAW-Volkswagen, through its network of FAW-Volkswagen dealerships in northern China, and Zhongyida have each agreed to find lessees for the vehicles within 90 days after the consummation of the Acquisition. NCIL, on behalf New Goal International, will provide lease financing for the lessees identified by such FAW-Volkswagen dealers and Zhongyida. The typical lease terms will be 3 years. Zhongyida will be entitled to a commission equal to 10% of the net profits generated from vehicles leased by lessees identified by Zhongyida.

In the event that neither the FAW-Volkswagen dealerships nor Zhongyida are able to identify lessees for the vehicles, Zhongyida will purchase all of the vehicles from NCIL at no less than 103.75% of the purchase price for the vehicles. In the event that Zhongyida and the FAW-Volkswagen dealerships are unable to purchase the vehicles, Zhongyida and the dealerships will assist NCIL in selling the cars at a price determined by NCIL and New Goal International, and Zhongyida will forfeit a pro-rata portion of the security deposit equal to 15% of the purchase price for the vehicles to NCIL on behalf of New Goal International. The above framework contract and supply agreement are conditional on the completion of the Acquisition.

Subsequent to the closing of the Acquisition, New Goal International will establish a PRC subsidiary that will apply for wholly foreign owned enterprise (“WFOE”) status and a license from the Ministry of Commerce of the PRC (“MOFCOM”) to conduct a financial leasing business. Under the Exclusive Cooperation Agreement, between New Goal International and NCIL, NCIL will, on an exclusive basis, arrange leasing transactions in the alternative energy, banking/financial services, automotive and transport, energy savings infrastructure, healthcare, aviation, forestry and telecommunications (excluding 2G mobile telephone technology) industries, for New Goal International. In addition, until New Goal International has established the WFOE, NCIL will enter all necessary leasing and other contracts on an entrustment basis for New Goal International. After New Goal International has established the WFOE, NCIL will arrange for all such leasing and other contracts to be entered directly with the WFOE. Please see “The Exclusive Cooperation Agreement.”

The Acquisition

We will acquire 100% of the issued and outstanding shares of Asia Leader, which currently owns 67% of the equity interest of New Goal International and is a party to the Joint Venture Agreement, from Richard Li, a former officer of NCIL, in accordance with the terms of the Stock Purchase Agreement. The purchase price for the shares of Asia Leader consists of:

•	US$300,000 in cash; and
•	the assumption of Asia Leader’s obligations under the Joint Venture Agreement, which obligations include (i) a capital contribution of up to US$70 million, subject to adjustment, to New Goal International and (ii) the exercise of Asia Leader’s option to purchase the remaining 33% equity interest in New Goal International for US$31.8 million.

Upon consummation of the Acquisition, Asia Leader will be our wholly owned subsidiary, and New Goal International will be our wholly owned indirect subsidiary.

Pursuant to the Joint Venture Agreement, RAD has agreed to contribute the following agreements on the closing date of the consummation of the Acquisition to New Goal International:

•	the Exclusive Cooperation Agreement pursuant to which NCIL will, on an exclusive basis, conduct New Goal International’s business on its behalf;
•	two framework contracts, which shall include (i) a framework contract for automobiles among New Goal International, NCIL, the supplier and dealer, and (ii) a framework contract for ATMs among New Goal International, NCIL, the supplier and the lessee, which contracts set forth the terms for the purchase of the equipment and the leasing program;
•	two trust lease contracts, which shall include: (i) a trust lease contract for automobiles between New Goal International and NCIL and (ii) a trust lease contract for ATMs between New Goal International and NCIL, pursuant to which NCIL will enter lease agreements with the lessees of the equipment and collect lease payments on behalf of New Goal International;
•	one lease contract for the ATMs between NCIL and the lessee;
•	two supply contracts, which shall include: (i) a supply contract for automobiles among New Goal International, NCIL, the supplier and dealer, and (ii) a supply contract for ATMs among New Goal International, NCIL and the supplier, pursuant to which New Goal International will purchase up to US$70 million of automobiles and ATMs; and
•	the Right of First Refusal Agreement dated February 20, 2008 by and among Asia Leader, RAD, NCIL, New Century International Leasing Company Limited (HK) (“New Century”) and Kevin Ma for the outstanding shares of NCIL. Please see “Right of First Refusal” below.

In addition, RAD has agreed to provide temporary assistance to New Goal International until its is able to establish a WFOE and the WFOE receives its official business license authorizing it to engage in the financial leasing business in the PRC and to make the following additional contributions:

•	framework, trust lease, lease and supply contracts for windmills (within 6 months following the consummation of the Acquisition);
•	three arranger agreements pursuant to which New Goal International will receive fees in exchange for arranging structured lease finance programs between a vendor and a lessee (on a date to be agreed on by the parties); and
•	joint venture contracts between New Goal International and three PRC entities (within 90 days following the consummation of the Acquisition).

Asia Leader has agreed to contribute to New Goal International up to US$70 million in cash, provided, however, that in the event that the value of the equipment purchased by New Goal International pursuant to the supply agreements is less than US$70 million, the amount of Asia Leader’s capital contribution will be decreased by the same amount. Under the Joint Venture Agreement, the value of the equipment purchased pursuant to the supply contracts may not be less than US$50 million. We expect that the value of the equipment purchased under the supply contracts will be approximately US$63 million, which will be the same amount of Asia Leader’s capital contribution.

In addition, under the terms of the Joint Venture Agreement, Asia Leader will have the option to purchase RAD’s 33% equity interest in New Goal International for US$31.8 million in cash. It is expected that Asia Leader will exercise such option on the consummation of the Acquisition. Following the consummation of the Acquisition and the exercise of Asia Leader’s option to purchase RAD’s 33% equity interest in New Goal International, New Goal International will be our wholly owned indirect subsidiary.

The funds for Asia Leader’s capital contribution to New Goal International will come from the funds in the Trust Account and will be used to purchase equipment under the supply agreements being contributed by RAD. In the event that public shareholders holding a significant number of our shares, but less than 2,875,000 shares, vote against the Acquisition and exercise their right to redeem their shares for their pro rata interest in the Trust Account, the amount of funds in the Trust Account available to make the capital contribution under the Joint Venture Agreement and pay the exercise price under Asia Leader’s option to purchase the 33% equity interest of New Goal International from RAD will be reduced. Therefore, we may need to obtain additional financing in the form of loans in order to finance the purchase of the equipment under the supply agreements.

If we incur significant debt to complete the Acquisition, unless we receive sufficient revenues from the operation of New Goal International following the Acquisition or from the exercise of outstanding warrants, we will need to raise additional funds to repay the loans. Among the methods we may use to raise funds include the sale of additional equity securities, or the sale of debt securities together with equity securities, such as warrants, which would dilute the interests of our existing shareholders.

The Stock Purchase Agreement

The Stock Purchase Agreement is included as Annex A to this proxy statement. We encourage you to read the Stock Purchase Agreement in its entirety. The Stock Purchase Agreement is a legal document that governs part of the Acquisition. It is also described elsewhere in this proxy statement. See “The Stock Purchase Agreement.”

Conditions to Our Obligation Under the Stock Purchase Agreement:

Our obligation to consummate the transactions contemplated by the Stock Purchase Agreement is conditioned upon, among other things, the following:

•	non-occurrence of any event that would have a material adverse effect on our ability to consummate the agreement;
•	our receipt of the executed Employment Agreement between us and Kevin Ma; and
•	our receipt of the executed notice from Asia Leader to RAD exercising its option to purchase RAD’s 33% interest in New Goal International.

Conditions to Richard Li’s Obligations Under the Stock Purchase Agreement:

The obligation of Richard Li to consummate the transactions contemplated by the Stock Purchase Agreement is conditioned upon, among other things, the following:

•	no proceedings have been commenced or threatened that would render consummation of the sale of the shares unlawful; and
•	the delivery of the purchase price consisting of US$300,000 cash and the assumption of Asia Leader’s obligations under the Joint Venture Agreement.

Termination of the Stock Purchase Agreement

The Stock Purchase agreement may be terminated prior to closing as follows:

•	by us if Richard Li breaches any representation, warranty or covenant made in the Stock Purchase Agreement, or fails to satisfy any condition to our obligation to consummate the Stock Purchase Agreement;
•	by Richard Li if we breach any representation, warranty or covenant made in the Stock Purchase Agreement, or fail to satisfy any condition to his obligation to consummate the Stock Purchase Agreement; and
•	by either party, if the closing has not occurred by April 28, 2008.

The Joint Venture Agreement

The Joint Venture Agreement is included as an Annex B to this proxy statement. We encourage you to read the Joint Venture Agreement in its entirety. The Joint Venture Agreement is a legal document that governs part of the Acquisition and the related transactions. It is also described in detail elsewhere in this proxy statement. See “The Joint Venture Agreement.”

Conditions to Asia Leader’s Obligations Under the Joint Venture Agreement:

Asia Leader’s obligation to consummate the transactions contemplated by the Joint Venture Agreement is conditioned upon, among other things, the following:

•	the delivery by RAD on the consummation of the Acquisition of the following agreements: Exclusive Cooperation Agreement, each of the framework agreement, trust lease agreement, lease agreement and supply agreement for ATMs and each of the framework agreement, trust lease agreement and supply agreement for automobiles;
•	non-occurrence of any event that would have a material adverse effect on the business or operations of NCIL or any of the agreements that RAD must deliver on the closing date of the consummation of the Acquisition;
•	receipt of a satisfactory legal opinion from PRC counsel to NCIL and Bahamas counsel to RAD; and
•	New Goal International will have entered into the Consulting Agreement with Shanghai Century Capital Corporation.

Conditions to RAD’s Obligations Under the Joint Venture Agreement:

RAD’s obligation to consummate the transactions contemplated by the Joint Venture Agreement is conditioned upon, among other things, the following:

•	receipt of Asia Leader’s notice to exercise its option to purchase RAD’s 33% interest in New Goal International for US$31.8 million; and
•	receipt by New Goal International of Asia Leader’s capital contribution.

Termination of the Joint Venture Agreement

None of Asia Leader, RAD or Kevin Ma has any right to terminate the Joint Venture Agreement. In the event of any actual breach of or default under the Joint Venture Agreement by any party, the other parties shall be entitled to equitable relief and other remedies available under law. Under the Joint Venture Agreement, if Asia Leader fails to make its capital contribution to New Goal International by April 30, 2008, then RAD shall be entitled to a non-performance fee of US$350,000, subject to certain exceptions.

Management

If the Acquisition Proposal and the other proposals are approved, including the Nomination Proposal, at our annual and extraordinary general meeting our board will consist of five directors:

•	Mr. Kevin Ma;
•	Mr. Vincent Chan;
•	Mr. Raymond Kuo Fung Ch’ien;
•	our present Co-Chief Executive Officers, Anthony Kai Yiu Lo and Franklin D. Chu.

Currently, our board consists of Messrs. Anthony Kai Yiu Lo, Franklin D. Chu, Ronald Joseph Arculli and Humphrey P. Polanen. Messrs. Arculli and Polanen will resign upon the consummation of the Acquisition. Mr. Lo and Mr. Chu are being nominated to be re-elected as directors under the Nomination Proposal. Under the Nomination Proposal, Messrs. Kevin Ma, Vincent Chan and Raymond Kuo Fung Ch’ien are also nominated to be elected as our directors and will join the board, if the Acquisition and the Nomination Proposal are approved and the Acquisition is completed. In addition, following the consummation of the Acquisition, we expect to appoint two additional independent, non-executive directors, who are to be mutually agreed upon by Kevin Ma and Vincent Chan and our current Co-Chief Executive Officers. Our Co-Chief Executive Officers negotiated the nomination provisions on behalf of Shanghai Century. The Co-Chief Executive Officers may nominate themselves or each other. The Board did not undertake any special measures with respect to this portion of the negotiations. However, all the individual Board members were individually advised by the Co-Chief Executive Officers of such director nomination rights. All of the 2,070,313 shares (11.83%) owned by our two Co-Chief Executive Officers will be voted in favor of the nominees under the Nomination Proposal.

Employment Agreement

We entered into the Employment Agreement with Kevin Ma, pursuant to which Mr. Ma will serve as our Chief Executive Officer commencing on the closing date of the Acquisition and ending on the later of June 30, 2013 or the date on which either we or Mr. Ma elects not to extend the Employment Agreement. Mr. Ma will, among other things, be responsible for recruiting a management team experienced in leasing and related service areas for our company and/or its subsidiaries (the “Management Team”).

Pursuant to the Employment Agreement, Mr. Ma shall be paid an annual base salary of US$600,000. In addition, Mr. Ma and members of the Management Team shall be eligible to receive an annual performance share incentive bonus (the “Share Bonus”) in respect of fiscal years 2008, 2009 and 2010, subject to the achievement of certain annual performance targets for 2008, 2009 and 2010. Mr. Ma shall be entitled to retain for himself a minimum of fifty percent (50%) of the Share Bonus paid in each of 2008, 2009 and 2010. The potential Share Bonus that may be issued to the management team consists of:

•	4,000,000 of our ordinary shares and warrants to purchase an additional 4,000,000 of our ordinary shares if New Goal International achieves a combined net after tax income of US$20 million in 2008, which number of shares and warrants could be increased pro rata up to a maximum of 50% and decreased pro rata without any minimum in the event that combined net after tax income is greater or less than US$20 million,
•	4,000,000 of our ordinary shares if New Goal International achieves a combined net after tax income of US$34 million in 2009, which number of shares could be increased pro rata up to a maximum of 25% with no shares being issued to the Management Team unless the US$34 million combined net after tax income target is reached,
•	4,000,000 of our ordinary shares if New Goal International achieves a combined net after tax income of US$57.8 million in 2010, which number of shares could be increased pro rata up to a maximum of 25% with no shares being issued to the Management Team unless the US$57.8 million combined net after tax income target is reached.

As set forth in the Employment Agreement, the calculation of net after tax income will exclude the amount of any compensation expense recorded by Shanghai Century associated with the Share Bonus. The number of shares and warrants that are issuable as part of the Share Bonus are subject to adjustment for stock splits and other changes to our capital stock.

Background on Kevin Ma and NCIL

Kevin Ma founded NCIL, a diversified leasing service provider engaged in structured lease financing, in November 1994 with the China Economic & Trade Information Consulting Inc., China National Overseas Trading Corp., China Venture Tech Investment Corp. and China Harbor Construction Corp. The current shareholders of NCIL are RAD and New Century International Leasing Company Limited (HK), who hold 80% and 20% of the equity interest in NCIL, respectively. Following the consummation of the Acquisition, under the Exclusive Cooperation Agreement between New Goal International and NCIL, NCIL will, on an exclusive basis, arrange leasing transactions in the alternative energy, banking/ financial services, automotive and transport, energy savings infrastructure, healthcare, aviation, forestry and telecommunications (excluding 2G mobile telephone technology) industries, for New Goal International. In addition, until New Goal International has established a WFOE, NCIL will enter all necessary leasing and other contracts on an entrustment basis for New Goal International.

NCIL, a market leader in the financial leasing business, is one of the pioneers in the PRC leasing industry, operating extensively in China and Hong Kong SAR, with office locations in Beijing, Shanghai, Guangzhou and Hong Kong SAR. NCIL’s portfolio of customers includes multi-national companies and leading PRC state-owned companies. NCIL focuses on a business model whereby the company plays the role of a lease solution arranger for lessees, banks and investors in structured lease transactions. Capitalizing on successful cooperation with both domestic and foreign banks, NCIL works closely with these banks and investors to structure customized leases for respective clients. As an arranger and lease service provider, NCIL provides comprehensive lease products for its customers and professional asset lease management and risk control services for banks and investors.

According to the Leasing Committee of the Foreign-Invested Enterprises Association in China, from 1995 to 2005, NCIL arranged approximately US$3 billion in capital for many companies with business operations in China, accounting for 39% of the total leasing volume of member leasing companies of the Leasing Committee of the Foreign-Invested Enterprises Association in China (the “Leasing Committee”) including both Sino-foreign joint ventures and wholly foreign-owned leasing companies. During 2003 and 2005, NCIL concluded US$909 million of financial leases, which is 31% of the total volume of Leasing Committee member companies in that period. Some of the representative transactions that NCIL has completed in the past include:

•	Telecommunications. Between 1994 and 2006, NCIL had provided finance leases for telecom infrastructure equipment and mobile subscriber financing for leading telecom companies in China with total leasing value of RMB20 billion. NCIL subsequently assigned the lease receivables to one of the leading financial institutions in China.

•	Office Equipment. Xerox, KonicaMinolta, Canon and Toshiba have each entered vendor originated programs with NCIL. Under these vendor origination programs, the vendor and NCIL jointly market equipment such as copiers, printers and fax machines and NCIL acts as the exclusive leasing company.

NCIL believes that innovation is one of the keys to its success in the structured and specialized lease finance business. Over the years, NCIL received many awards in recognition for its achievements. NCIL believes that it is one of the first companies to provide telecom infrastructure financing and that it is the only company to structure mobile subscriber financing in China.

Following the Acquisition, Kevin Ma will resign from his position with NCIL and will serve as our Chief Executive Officer pursuant to the Employment Agreement.

Shanghai Century 2008 Equity Incentive Plan

Shanghai Century’s 2008 Equity Incentive Plan (the “Plan”) reserves 1,750,000 of our shares for issuance in accordance with the Plan’s terms, representing 10% of the current outstanding share capital of Shanghai Century. The purpose of the Plan is to enable us to offer, following the completion of the Acquisition, to our directors, officers, employees and consultants whose past, present and/or future contributions have been, are or will be important to the success of our company, an opportunity to earn equity-based incentives. The compensation committee of our board of directors will administer the Plan, and the Plan will enable us to grant a variety of equity compensation awards. A summary of the terms of the Plan can be found under the section entitled “The Equity Incentive Plan Proposal.”

The Plan is included as Annex E to this proxy statement. We encourage you to read the Plan in its entirety.

Annual and Extraordinary General Meeting of Our Shareholders

The meeting of our shareholders will be held at 10 a.m., New York time, on April 17, 2008, at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, New York, U.S.A, to vote on each of the proposals.

Record Date

You will be entitled to vote or direct votes to be cast at the meeting if you owned our shares as of the close of business on March 27, 2008, which is the record date for the meeting. When voting on the proposals, you will have one vote for each share that you owned at the close of business on the record date. Our warrants do not have any voting rights with respect to the proposals being presented at the meeting.

At the close of business on the record date, there were 17,500,000 shares outstanding.

Vote Required to Approve the Acquisition Proposal

The approval of the Acquisition will require the affirmative vote of a majority of the shares that are voted at the meeting for the Acquisition Proposal. Any shares that are present in person or by proxy at the meeting but that are not voted in favor of the Acquisition will be counted in determining whether or not a quorum is present at the meeting but will not be counted as shares that have been voted in favor of the Acquisition. However, we will not be able to complete the Acquisition if the holders of at least 2,875,000 or more shares issued in our IPO, an amount equal to 20% of the shares issued in our IPO, vote against the Acquisition Proposal and demand that we redeem their shares into cash. Approval of the Acquisition Proposal is conditioned upon the approval of the Employment Agreement Proposal. Approval of the Acquisition Proposal is not conditioned upon the approval of the Equity Incentive Plan Proposal or Nomination Proposal. However, if our shareholders fail to approve the Equity Incentive Plan Proposal or the Nomination Proposal, our board of directors may re-present such proposal to the shareholders for a vote at the next general meeting following the Acquisition. Given the percentage of our shares to be held by members of our Board of Directors following the consummation of the Acquisition, we believe that it is likely that these proposals would be approved at the next general meeting following the Acquisition.

RAD may purchase outstanding shares of Shanghai Century from public shareholders in exchange for such shareholders agreeing to vote in favor of, or to change their vote to vote in favor of, the proposals presented at the shareholders meeting or granting RAD a proxy to vote their shares in RAD’s discretion. These shares would be purchased at prices to be negotiated between RAD and the shareholders. Currently, RAD has not committed to purchase any shares. In the event that RAD purchases shares of Shanghai Century, it could acquire a significant percentage of the outstanding voting power of Shanghai Century, and, therefore, would then have significant influence over the management of the combined company following the Acquisition. RAD has not indicated that it intends to make any purchases at this time.

In addition, certain of our directors and officers may also purchase shares of Shanghai Century from public shareholders, in exchange for such shareholders agreeing to vote in favor of, or to change their vote to vote in favor of, the proposals presented at the shareholders meeting or granting such director or officer a proxy to vote their shares in such director’s or director’s discretion. These shares would be purchased at prices to be negotiated between such director or officer and the shareholders. Currently, no director or officer of Shanghai Century has committed to purchase any shares. It is not anticipated that if any such shares are purchased by any officers or directors that the number would be significant.

Vote Required to Approve the Employment Agreement

The approval of the Employment Agreement Proposal will require the affirmative vote of a majority of the shares that are voted at the meeting for such proposal. In connection with the vote required for the Employment Agreement Proposal, the voting arrangements and requirements in relation to the approval of the Acquisition Proposal will not apply. The Employment Agreement Proposal will not be presented to the shareholders for a vote unless our shareholders approve the Acquisition Proposal. The approval of the Employment Agreement Proposal is a condition to consummation of the Acquisition. If our shareholders fail to approve this proposal, we will not proceed with the consummation of the Acquisition.

Vote Required to Approve the Equity Incentive Plan Proposal

The approval of the Equity Incentive Plan Proposal will require the affirmative vote of a majority of the shares that are voted at the meeting for such proposal. In connection with the vote required for the Equity Incentive Plan Proposal, the voting arrangements and requirements in relation to the approval of the Acquisition Proposal will not apply. The Equity Incentive Plan Proposal will not be presented to the shareholders for a vote unless our shareholders approve the Acquisition Proposal. However, the approval of the Equity Incentive Plan Proposal is not a condition to consummation of the Acquisition. If our shareholders fail to approve this proposal, our board of directors may re-present this proposal to the shareholders for a vote at the next general meeting following the Acquisition.

Vote Required for the Nomination Proposal

To be elected as a director, a nominee must receive the affirmative vote of the holders of a majority of the shares that are voted at the meeting. There is no cumulative voting right in our amended and restated articles of association or under Cayman Islands’ law. In connection with the vote required for the Nomination Proposal, the voting arrangements and requirements in relation to the approval of the Acquisition Proposal will not apply. The Nomination Proposal will not be presented to the shareholders for a vote unless our shareholders approve the Acquisition Proposal. However, the approval of the Nomination Proposal is not a condition to consummation of the Acquisition. If our shareholders fail to approve this proposal, our board of directors may re-present this proposal to the shareholders for a vote at the next general meeting following the Acquisition.

Redemption Rights

Under our amended and restated articles of association, a holder of shares issued in our IPO may, if the shareholder votes against the Acquisition Proposal, demand that we redeem those shares into cash. This demand must be made on the proxy card at the time the shareholder votes against the Acquisition Proposal. If properly demanded, we will redeem each share as to which a demand has been made into cash if the Acquisition is consummated. If you exercise your redemption rights, then you will be exchanging the shares you hold for cash and will no longer own these shares. Based on the amount of cash held in the Trust

Account as of February 29, 2008, you will be entitled to redeem each share that you hold into approximately US$7.93. You will only be entitled to receive cash for these shares if you continue to hold these shares through the closing date of the Acquisition and then tender your share certificate to us. If the Acquisition is not completed, then these shares will not be redeemed into cash until we liquidate, as described above.

The Acquisition will not be completed if the holders of at least 2,875,000 or more of our shares issued in our IPO, an amount equal to 20% of those shares, exercise their redemption rights.

Appraisal or Dissenters Rights

No appraisal or dissenters rights are available under the Companies Law for our shareholders in connection with the Acquisition Proposal.

Proxies

Proxies may be solicited by mail, telephone or in person. If you grant a proxy, you may still vote your shares in person if you revoke your proxy before the meeting.

Share Ownership

At the close of business on the record date, our executive officers, directors and director-nominees beneficially owned and were entitled to vote, in the aggregate, 3,125,000 shares, representing approximately 18% of our then outstanding shares. Those numbers do not include an aggregate of 457,500 shares issuable upon exercise of warrants that our directors, director-nominees, executive officers and affiliated entities hold. As of the record date, these shares and warrants had a market value of approximately US$23.9 million based on our share price of US$7.60 per share and our warrant price of US$0.30 per warrant.

Based solely upon information contained in public filings, as of the record date, the following shareholders beneficially own greater than five percent of our issued and outstanding shares:

•	HBK Investments L.P.;
•	Fir Tree, Inc., which has investment authority over shares held by Sapling, L.L.C. and Fir Tree Recovery Master Fund, L.P.; and
•	Atorka Group hf.

Recommendation of Our Board of Directors

After careful consideration, our board of directors has determined unanimously that the Acquisition Proposal is fair and in the best interests of Shanghai Century and our shareholders. Our board of directors has unanimously approved the Acquisition, the Employment Agreement, the adoption of our 2008 Equity Incentive Plan, the election of each of the nominees listed in this proxy statement to the board of directors and the ability of the board of directors to adjourn the meeting to solicit additional proxies and unanimously recommends that you vote or instruct your vote to be cast “FOR” the approval of the Acquisition Proposal, “FOR” the approval of the Employment Agreement Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the Nomination Proposal, and “FOR” the ability of the Board of Directors to adjourn to solicit additional proxies.

Interests of Our Directors and Executive Officers in the Acquisition

When you consider the recommendation of our board of directors that you vote in favor of adoption of the Acquisition Proposal, you should keep in mind that our directors, executive officers and our advisor have interests in the Acquisition that are different from, or in addition to, your interest as a shareholder. These interests include, among other things:

If the Acquisition Proposal is not approved or it is approved but we fail to consummate the Acquisition by April 28, 2008, we will be required to liquidate. In this event, the shares our directors, executive officers and our advisor purchased prior to our IPO will be worthless, because they will not participate in the distribution of our liquidation proceeds with respect to these shares. Our officers, directors and advisor hold a total number of 3,125,000 shares and a total number of 457,500 warrants. Based on the March 27, 2008 closing prices of US$7.60 and US$0.30 for our shares and warrants, respectively, the dollar value of such total number of shares is US$23.75 million and the dollar value of such total number of warrants is US$137,250.

In connection with Shanghai Century’s IPO, each of our directors and officers agreed to indemnify Shanghai Century against any loss or damage whatsoever as a result of a claim by a vendor or target business to the extent such loss or damage reduces the amount held in the Trust Account. If the Acquisition is not consummated, such directors and officers could potentially be liable for any claims against the Trust Account. We believe that there could be an indemnity obligation as of February 29, 2008 because the amount of accrued expenses as of February 29, 2008 is approximately US$665,000 of which approximately US$92,250 is owed to vendors who have waived against the Trust Account, and there is approximately US$159,000 of cash and cash equivalents held outside the Trust Account. Under the terms of the Stock Purchase Agreement Shanghai Century is directly liable for the $350,000 non-performance fee payable to RAD under the Joint Venture Agreement in the event the Acquisition is not consummated. If the costs related to the Acquisition incurred by Shanghai Century and the $350,000 non-performance fee exceed the available cash outside of the Trust Account, these costs would be subject to the potential indemnification obligations of the directors and officers of Shanghai Century to the Trust Account if the Acquisition is not consummated and accordingly the directors and officers have a personal interest in recommending that the Acquisition be consummated.

In connection with the termination of the Kelun acquisition, the Chairman of Kelun, has agreed to reimburse us for RMB 3 million (or approximately US$425,387) upon completion of Kelun’s private equity financing and an additional RMB 1 million (approximately US$141,795) upon Kelun’s listing on the Chinese A share Market.

Following the completion of the Acquisition, our directors and Co-Chief Executive Officers, Messrs. Anthony Kai Yiu Lo, Franklin D. Chu, and our advisor, Dr. Raymond Kuo Fung Ch’ien, subject to the approval of the Nomination Proposal, will serve as members of the board of directors of the combined company. We anticipate that compensation will be paid to Anthony Kai Yiu Lo and Franklin D. Chu for future services as Board members should they serve as directors of the company after closing with such compensation to be determined by the compensation committee of the board in line with the compensation policies of the company for members of the board. None of our directors, executive officers or our advisor will continue to hold any executive position in the combined company following the Acquisition.

Shanghai Century Capital Corporation, a company to be formed and jointly controlled by Messrs. Anthony Kai Yiu Lo and Franklin D. Chu, will provide management consulting services to the combined company through December 31, 2010. Pursuant to the terms of the Joint Venture Agreement, New Goal International will enter a consulting agreement with Shanghai Century Capital Corporation (the “Consulting Agreement”) pursuant to which, we will pay Shanghai Century Capital Corporation US$600,000 upon consummation of the Acquisition and US$500,000 on January 1, 2009, and a final payment of US$500,000 on January 1, 2010.

Trust Account Proceeds

If the Acquisition is completed, the funds remaining in the Trust Account after (a) payments to public shareholders who exercise their redemption rights, (b) payments to our legal, accounting and other outside professional advisors and consultants for their fees and expenses incurred in connection with the Acquisition and this proxy statement, (c) payments to Shanghai Century Capital Corporation under the Consulting Agreement, (d) payments to Richard Li under the Stock Purchase Agreement, (e) payments to RAD for its 33% equity interest in New Goal International and (f) the capital contribution to New Goal International will be released from the Trust Account and retained by the combined company for operating capital subsequent to the closing of the Acquisition.

If the Acquisition Is Not Approved

If we do not consummate a business combination by April 28, 2008, our amended and restated articles of association requires us to liquidate and dissolve. The Acquisition is the only business combination that we could complete by such date that would comply with the requirements set forth in our amended and restated articles of association. Consistent with this obligation to liquidate and dissolve, we anticipate that we will, if the Acquisition is not completed, liquidate the Trust Account and pay, or reserve for payment in accordance with that plan, our liabilities and obligations. For a more complete discussion of the procedures that we intend to follow in the event of a liquidation and dissolution, including possible consequences to shareholders if our liabilities exceed our assets, see “Information About Shanghai Century — Automatic Dissolution and Subsequent Liquidation If No Business Combination.”

Quotation/Listing

Shanghai Century’s shares, warrants and units are quoted on the American Stock Exchange (“AMEX”) under the symbol SHA, SHA.WS and SHA.U, respectively. On March 27, 2008, the last sale price for our shares, warrants and units was US$7.60, US$0.30, and US$7.81, respectively.

Material U.S. Federal Income Tax Consequences

We do not expect to recognize any gain or loss as a result of the Acquisition for U.S. federal income tax purposes. A U.S. holder of our shares that elects to redeem its shares generally will recognize taxable gain or loss as a result of that redemption. See “The Acquisition — Material U.S. Federal Income Tax Considerations” below for a further discussion of the material U.S. federal income tax considerations relevant to us and to holders of our shares and warrants as a result of the Acquisition and other significant matters relating to the ownership of our securities.

Based upon the composition of our assets to date (which have largely consisted of cash and other investment assets), as well as our income to date (which has largely consisted of interest), it is likely that we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for 2006 and 2007. Accordingly, the discussion under “Material U.S. Federal Income Tax Considerations” also includes a more detailed description of the tax consequences to U.S. holders of shares and/or warrants associated with our likely PFIC status.

Regulatory Matters

Shanghai Century and New Goal International do not expect that the Acquisition will be subject to any state or federal regulatory requirements in the U.S. other than filings under applicable securities laws. Shanghai Century intends to comply with all such requirements. We do not believe that, in connection with the completion of the Acquisition, any consent, approval, authorization or permit of, or filing with or notification to, any merger control authority or other government authority will be required in any jurisdiction, including the PRC.

Proxy Solicitation

Your proxy is being solicited by our board of directors on each of the 5 proposals being presented to the shareholders at the meeting.

Enforceability of Civil Liabilities Against Non-U.S. Persons

New Goal International, Asia Leader, RAD and NCIL are organized under the laws of foreign jurisdictions and operate or will operate only in the PRC. The assets of the combined company will be located, and substantially all of its directors, officers and shareholders reside, outside the U.S. Although China and the U.S. are signatories to the 1965 Hague Convention on the Service Abroad of Judicial and Extra Judicial Documents in Civil and Commercial Matters, service under this treaty is cumbersome and time consuming and may result in inadequate notice, so that any judgment based on that service may be reopened, relitigated or overturned. It is therefore unlikely that service of process upon New Goal International, Asia Leader, RAD or NCIL, or any of their respective directors, officers and shareholders will be obtainable within the U.S. and it may be difficult to enforce, outside of the U.S., a judgment obtained in the U.S. in an action against one or more of them.

These difficulties arise from the lack of official judicial arrangements between the U.S. and China, which means that judgments of U.S. courts will not be enforced in the PRC without review and relitigation of the merits of their claims.

There is doubt as to the enforceability in the PRC of actions to enforce judgments of U.S. courts arising out of or based on ownership of our securities, including judgments arising out of or based on civil liability provisions of U.S. federal or state securities laws. There is also doubt as to whether PRC courts would enforce, in original actions, judgments against New Goal International, Asia Leader, RAD or NCIL, its shareholders or the persons mentioned above predicated solely on U.S. securities laws. Original actions may be brought in the PRC against these parties only if the actions are not required to be arbitrated by PRC law and only if the facts alleged in the complaint give rise to a cause of action under PRC law, in which event, a PRC court may award monetary damages.

Exchange Rates

New Goal International’s business will be conducted in China and substantially all of its revenues and expenses will be denominated in RMB. The RMB is not a fully convertible currency. All foreign exchange transactions involving RMB in China must take place either through The People’s Bank of China, or PBOC, or other institutions authorized to buy and sell foreign exchange. The PBOC sets the exchange rate for foreign exchange transactions and publishes daily a base exchange rate. From 1994 to July 20, 2005, the official exchange rate for the conversion of RMB to US$ was generally stable. On July 21, 2005, the PBOC introduced a managed floating exchange rate system to allow the value of RMB to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of RMB appreciated by 2.0% against the US$. Since then, the PBOC has made, and may in the future make, further adjustments to the exchange rate system.

The conversion of RMB into US$ in this proxy statement is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Solely for your convenience and unless otherwise indicated, this proxy statement contains translations of certain RMB amounts into US$ at RMB7.115 to US$1.00 which was the noon buying rate on February 29, 2008. We make no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The following table sets forth information concerning exchange rates between RMB and US$ for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
	Average(1)	High	Low	Period-End
2002	8.2770	8.2800	8.2669	8.2800
2003	8.2772	8.2800	8.2765	8.2767
2004	8.2768	8.2774	8.2764	8.2765
2005	8.1940	8.2765	8.0702	8.0702
2006	7.9723	8.0702	7.8041	7.8041
2007	7.5761	7.8090	7.2946	7.2946
2008
January 2008	7.2405	7.2946	7.1818	7.1818
February 2008	7.1644	7.1100	7.1973	7.1115

(1)	Annual averages are calculated by averaging the noon buying rates on the last business day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month or the elapsed portion thereof.

SELECTED HISTORICAL FINANCIAL INFORMATION

We are providing the following financial information to assist you in your analysis of the financial aspects of the Acquisition. The financial information regarding Shanghai Century is derived as follows:

•	The selected statements of operations data for the three-month and six month periods ended September 30, 2007 and September 30, 2006, and the selected balance sheet data as of September 30, 2007, for Shanghai Century are derived from the unaudited financial statements of Shanghai Century included elsewhere in this proxy statement.
•	The selected statements of operations data for the year ended and selected balance sheet data as of, December 31, 2006 for Shanghai Century, have been derived from the audited consolidated financial statements of Shanghai Century included elsewhere in this proxy statement.

The historical information concerning Asia Leader is derived from its audited financial statements for the period from January 11, 2008 (date of inception) to February 29, 2008, included elsewhere in this proxy statement.

The information included below is only selected data and should be read in conjunction with Asia Leader’s, and Shanghai Century’s consolidated financial statements. The historical results included below and elsewhere in this proxy statement are not indicative of the future performance of Asia Leader, Shanghai Century or the combined company.

We are providing the following selected financial information to assist you in your analysis of the financial aspects of the Acquisition.

SHANGHAI CENTURY ACQUISITION CORPORATION
HISTORICAL FINANCIAL INFORMATION

Selected Consolidated Statements of Operations Data

	First Quarter of 2006	Second Quarter of 2006	Third Quarter of 2006	Fourth Quarter of 2006	Year Ended December 31, 2006	Period from April 25, 2005 (Date of Inception) to December 31, 2005
	US$	US$	US$	US$	US$	US$
Revenues	—	—	—	—	—	—
Operating loss	(40,327)	(326,788)	(265,071)	(792,767)	(1,424,953)	(14,156)
Interest income	—	932,719	1,330,544	1,359,259	3,622,522	—
(Increase) decrease in fair value of warrant liability	—	(1,654,936)	4,100,890	(12,793,750)	(10,347,796)	—
Net (loss)/earning	(40,327)	(1,049,005)	5,166,363	(12,227,258)	(8,150,227)	(14,156)
Basic (loss)/earnings per share	(0.01)	(0.08)	0.30	(0.70)	(0.63)	(0.01)
Diluted (loss)/earnings per share	(0.01)	(0.08)	0.26	(0.70)	(0.63)	(0.01)

	First Quarter of 2007 US$	Second Quarter of 2007 US$	Third Quarter of 2007 US$	Nine Month Period ended September 20, 2007 US$	Period from April 25, 2005 (Date of Inception) to September 30, 2007 US$
	US$	US$	US$	US$	US$
Revenues	—	—	—	—	—
Operating loss	(1,111,469)	(1,615,814)	(532,418)	(3,259,701)	(4,698,810)
Interest income	1,348,322	1,372,290	1,348,172	4,068,784	7,691,306
(Increase)/decrease in fair value of warrants liability	(2,875,000)	(5,893,750)	1,437,500	(7,331,250)	(17,679,046)
Net (loss)/earnings	(2,638,147)	(6,137,274)	2,253,254	(6,522,167)	(14,686,550)
Basic (loss)/earnings per share	(0.15)	(0.35)	0.13	(0.37)
Diluted (loss)/earnings per share	(0.15)	(0.35)	0.11	(0.37)

Selected Balance Sheet Data

	September 30, 2007	December 31, 2006
	US$	US$
Total assets (including cash deposited in Trust Account)	113,899,688	112,483,953
Long-term obligations and redeemable preferred shares	—	—
Cash dividend declared per share	—	—
Share subject to possible redemption (2,873,563 shares at US$7.60 per share, plus accrued interest of US$765,361 at September 30, 2007 and US$359,887 at December 31, 2006)	22,604,436	22,198,962
Shareholders’ equity	60,431,748	67,210,426

ASIA LEADER INVESTMENTS LIMITED
HISTORICAL FINANCIAL INFORMATION

Consolidated Balance Sheet Data

As of February 29, 2008
US$
Cash	1,283
Total Assets	1,283
Total Liabilities	3,603
Total Shareholder’s (Deficit)	(2,290)

Consolidated Statement of Operations Data

Period From January 11, 2008 (Date of Inception) to February 29, 2008
US$
Revenues	—
Operating expense	(2,744)
Minority Interest	453
Net loss	(2,291)

COMPARATIVE PER SHARE INFORMATION

The following table sets forth selected historical per share information of Asia Leader and Shanghai Century and unaudited pro forma combined per share ownership information after giving effect to the Acquisition and maximum and minimum levels of approval of the Acquisition by Shanghai Century shareholders, who may exercise their redemption rights if they vote against the Acquisition. You should read this information in conjunction with the selected historical financial information and historical financial statements of Asia Leader and Shanghai Century and related notes that are included elsewhere in this proxy statement. The unaudited Asia Leader and Shanghai Century pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined balance sheets and related notes included elsewhere in this proxy statement. The historical per share information is derived from financial statements for the nine months ended September 30, 2007.

The information does not purport to represent what the actual results of operations would have been had the companies been combined or to project the results of operations that may be achieved after completion of the Acquisition.

Number of Ordinary Shares Assumed to Be Issued	Asia Leader	Shanghai Century	Combined Company(1)
Assuming maximum approval	0	17,500,000	17,500,000
Assuming minimum approval	0	14,626,438	14,626,438
Basic net loss per share from continuing operations – historical:
Period from April 25, 2005 (date of inception) to December 31, 2005:	N/A	US$(0.01)	N/A
Year ended December 31, 2006:	N/A	US$(0.63)	N/A
Nine month period ended September 30, 2007:	N/A	US$(0.37)	N/A
Diluted net income (loss) per share from continuing operations – pro forma:
Year ended December 31, 2006:
Maximum	N/A	N/A	N/A
Minimum	N/A	N/A	N/A
Nine month period ended September 30, 2007
Maximum	N/A	N/A	N/A
Minimum	N/A	N/A	N/A
Book value per share (Note):
At December 31, 2006:	N/A	US$3.84	N/A
At September 30, 2007:	N/A	US$3.45	US$4.53
Cash dividends declared per share:	N/A	US$—	US$—

Note: Combined company pro forma amount calculated assuming maximum approval.

PRICE RANGE OF SECURITIES AND DIVIDENDS

Shanghai Century

Our shares, redeemable warrants and units are currently listed on AMEX under the symbols SHA, SHA.WS and SHA.U, respectively. We cannot assure you, however, that any of these securities will be or continue to be listed on AMEX.

Our units commenced public trading on April 25, 2006 and shares and warrants commenced public trading on July 26, 2006. The table below sets forth, for the calendar quarters indicated, the high and low sales prices for the securities as reported on AMEX in U.S. dollars.

	Shares		Warrants		Units
	High	Low	High	Low	High	Low
2006:
Second Quarter (beginning on April 25, 2006 with respect to our units)	n/a	n/a	n/a	n/a	8.65	8.02
Third Quarter (beginning on July 26, 2006 with respect to our shares and warrants)	7.30	7.02	0.80	0.60	8.05	7.76
Fourth Quarter of 2006	7.36	7.10	1.59	0.65	8.75	7.75
2007:
First Quarter of 2007	8.06	7.21	2.05	1.44	9.95	8.00
Second Quarter of 2007	8.49	7.60	2.50	1.48	11.00	9.01
Third Quarter of 2007	8.29	7.45	2.15	1.24	10.55	8.82
Fourth Quarter of 2007	8.94	7.98	2.60	1.60	11.50	9.80
2008:
First Quarter of 2008 (through March 27, 2008)	8.70	7.46	1.95	0.25	10.50	7.81

Holders of our shares, warrants and units should obtain current market quotations for their securities. The market price of these securities could vary at any time before the Acquisition is completed. On March 27, 2008, the closing price of our shares, warrants and units were US$7.60, US$0.30, and US$7.81, respectively.

Holders of Shanghai Century.  As of March 27, 2008, there were 6 record holders of shares, 1 record holder of warrants, and 1 record holder of units. Shanghai Century believes the number of beneficial holders of each of these securities exceeds 400.

Dividends.  Shanghai Century has not paid any dividends on its shares to date and does not intend to pay dividends prior to the completion of a business combination.

Post-Acquisition Payment of Dividends.  The payment of dividends by the combined company in the future will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to the completion of the Acquisition. The payment of any dividends subsequent to that time will be within the discretion of the board of directors serving at that time. It is the present intention of our board of directors to retain all earnings, if any, for use in business operations and, accordingly, it does not anticipate declaring any dividends in the foreseeable future. Loans or credit facilities may also limit the combined company’s ability to pay dividends.

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this proxy statement, before you decide whether to vote or direct your vote to be cast to approve the Acquisition and other proposals being presented at the meeting. As Shanghai Century’s operations will consist principally of the operations and assets of New Goal International’s upon the completion of the Acquisition, the risk factors relating to the business and operations of New Goal International will also apply to Shanghai Century from and after that completion.

Risks Related to the Business of New Goal International

New Goal International’s success will subject to risks inherent in the leasing business.

A number of factors, which may be beyond New Goal International’s control, may affect its ability to operate profitably. These include:

•	lease contracts may be treated as long term obligations, and generally New Goal International cannot cancel lease contracts during the term of the lease even if the lease contract becomes disadvantageous to New Goal International;
•	the ability of equipment manufacturers to meet New Goal International’s demands;
•	changes in economic conditions, including fluctuations in demand for equipment, interest rates and inflation rates;
•	defaults by lessees; and
•	increases in New Goal International’s expenses, including labor, tax and insurance expenses.

Any one or more of these factors could have significant negative impact on New Goal International’s revenues and results of operations.

New Goal International’s success will depend in part on whether it is able to identify financial buyers for its lease assets.

New Goal International expects to generate substantial fee income from assigning its lease receivables to different financial institutions in China on a non-recourse basis. By doing so New Goal International will be able to reduce its liabilities and also earn a fee. Thus the ability to offload the lease receivables quickly will affect New Goal International’s profitability. If New Goal International is unable to offload its lease receivables, New Goal International’s ability to undertake future lease contracts may be limited and its revenues may be adversely affected.

The success of New Goal International’s vendor origination programs will depend in part on demand for the products of New Goal International’s equipment supplier partners.

New Goal International may invest significant resources, including personnel and capital, in developing vendor programs with equipment suppliers. If there is no demand for the equipment suppliers’ products or New Goal International and the equipment suppliers are unable to identify suitable lessees for the equipment, New Goal International may lose its entire investment in the vendor program. This would have an adverse affect on New Goal International’s revenues and results of operations.

The financial condition of New Goal International is dependent, in part, on the financial strength of its lessees; lessee defaults and other credit problems that could adversely affect New Goal International’s financial results and growth prospects.

New Goal International’s financial condition will depend on the financial strength of its lessees, its ability to diligently and appropriately assess the credit risk of its lessees and the ability of lessees to perform under their leases. The ability of New Goal International’s lessees to perform their obligations under lease agreements will depend primarily on the lessees’ financial condition and cash flow, which may be affected by factors outside of New Goal International’s control.

Some lessees encountering financial difficulties may seek a reduction in their lease rates or other concessions, such as a decrease in their contribution toward maintenance obligations. Any future downturns in the lessees’ industry could greatly exacerbate the weakened financial condition and liquidity problems of some of New Goal International’s lessees and further increase the risk of delayed, missed or reduced rental payments. New Goal International may not correctly assess the credit risk of each lessee or charge lease rates which correctly reflect the related risks and New Goal International’s lessees may not be able to continue to meet their financial and other obligations under lease agreements in the future. A delayed, missed or reduced rental payment from a lessee decreases New Goal International’s revenues and cash flow. New Goal International’s default levels may increase over time if economic conditions deteriorate. If lessees of a significant amount of equipment, default on their leases, New Goal International’s financial results and growth prospects will be adversely affected.

Higher than expected lease defaults of the lessee may result in losses.

Higher than expected lease defaults will result in a loss of anticipated revenues. These losses may adversely affect New Goal International’s financial condition and, if the level of defaults is sufficiently high, may result in New Goal International’s inability to fully recover its investment. While New Goal International will seek to repossess and re-lease or sell the equipment subject to a defaulted lease, it may not be able to do so on advantageous terms. If a lessee files for protection under the bankruptcy laws, New Goal International may experience difficulties and delays in recovering the equipment and/or in claiming outstanding lease rental from the defaulting lessee. The equipment may be returned in poor condition and New Goal International may be unable to enforce important lease provisions against an insolvent lessee, including the contract provisions that require the lessee to return the equipment in good condition. In some cases, a lessee’s deteriorating financial condition may make trying to recover what the lessee owes impractical. The costs of recovering leased equipment upon a lessee's default, enforcing the lessee's obligations under the lease, and transporting, storing, repairing and finding a new lessee or purchaser for the equipment may be high and may affect New Goal International’s ability to make distributions or result in a loss to New Goal International.

If New Goal International’s lessees encounter financial difficulties and New Goal International decides to restructure its leases, the restructuring would likely result in less favorable leases which could adversely affect New Goal International’s financial results and growth prospects.

If a lessee is late in making payments, fails to make payments in full or in part under a lease or has advised New Goal International that it will fail to make payments in full or in part under a lease in the future, New Goal International may elect or be required to restructure the lease, which could result in less favorable terms or termination of a lease without receiving all or any of the past due amounts. New Goal International may be unable to agree upon acceptable terms for some or all of the requested restructurings and as a result may be forced to exercise its remedies under those leases. If New Goal International, in the exercise of its remedies, repossesses the equipment, it may not be able to re-lease the equipment promptly at favorable rates, if at all. It is expected that restructurings and/or repossessions with some lessees will occur in the future.

New Goal International may assign lease receivables to third-party financial institutions in China on a full recourse basis, which may expose New Goal International to liabilities for lease payments.

New Goal International may assign its lease receivables to third-party financial institutions through NCIL as trustee in China on a full recourse basis. In such a situation, New Goal International may be precluded from accounting for such assignments as sales and accordingly, no gains or losses would be recognized and the proceeds received would be recorded as a secured borrowing. If New Goal International’s lessees are unable to make lease payments, New Goal International may be liable for such payments to third-party financial institutions that took assignment of lease receivables. If New Goal International was required to make such payments to the third party financial institutions, the economic benefits that New Goal International received from assigning the leasing receivables may be reduced or eliminated, which may adversely affect New Goal International’s results of operations and financial condition.

New Goal International is exposed to risks associated with interest rate changes and changes in the market values of its investments.

New Goal International expects to offer a variety of financing products to its customers including fixed and floating-rate loans of various maturities and currency denominations, and a variety of leases, including operating leases. Changes in interest rates or in the relationships between short-term and long-term interest rates, or in the relationships between different interest rate indices (i.e., basis risk) can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities, which can result in an increase in interest expense relative to finance income. This increase in interest expense relative to finance income may adversely affect New Goal International’s financial results and growth prospects.

New Goal International may not be able to compete successfully in the highly competitive leasing businesses.

The structured lease finance businesses is highly fragmented and competitive. New Goal International will compete with:

•	a large number of national, regional and local banks, savings banks, leasing companies and other financial institutions;
•	captive finance and leasing companies affiliated with major equipment manufacturers; and
•	other sources of financing.

Many of New Goal International’s competitors are substantially larger and have considerably greater financial, technical and marketing resources than New Goal International will have. Competition with these entities may delay investment of New Goal International’s capital, reduce the creditworthiness of potential lessees to whom it has access, or decrease its yields. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to New Goal International. A lower cost of funds could enable a competitor to offer leases or loans at rates which are less than New Goal International’s, potentially forcing it to lower its rates or lose origination volume.

Sellers of leased equipment could use their knowledge of the lease terms for gain at New Goal International’s expense.

New Goal International will acquire equipment from certain sellers. A seller could use its knowledge of the terms of the lease, particularly the end of lease options and date the lease ends, to compete with New Goal International. In particular, a seller may approach a lessee with an offer to substitute similar equipment at lease end for lower rental amounts. This may adversely affect New Goal International’s opportunity to maximize the residual value of the equipment.

New Goal International may suffer losses if NCIL defaults on its obligations to New Goal International.

Under the trust arrangement, NCIL is obligated to collect the lease rental from the lessee for and on behalf of New Goal International, and further remit such lease rental to New Goal International. If NCIL defaults on its obligations, New Goal International may experience difficulties and delays in claiming outstanding lease payments, New Goal International may also suffer inability to fully recover its investment on the purchase of certain equipment.

NCIL may require additional government licenses to conduct its financial leasing business, which may have an adverse effect on the entrustment arrangement between New Goal International and NCIL.

New Goal International’s trust arrangements depend on the validity of NCIL’s financial leasing license. As a foreign invested enterprise, the financial leasing business of NCIL is regulated by the Measures for Administration of Foreign Invested Lease Business (the “2005 Measures”). The 2005 Measures provide that MOFCOM is the industry regulatory body and approval authority for foreign invested leasing companies, such as NCIL. NCIL has obtained MOFCOM approval to engage in the financial leasing business through various means, such as the trust lease arrangement with New Goal International. In 2007, the China Banking Regulatory Commission (“CBRC”) issued Measures for the Administration of Finance Lease Companies (the “2007

Measures”) for the regulation the “non-bank financial institutions” that are engaged in the financial leasing business. Pursuant to the 2007 Measures, non-bank financial institutions” that are engaged in the financial leasing business are required to obtain CBRC approval. NCIL is not a financial institution, and, therefore, NCIL does not believe that it is subject to CBRC approval. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the 2007 Measures. Since the 2007 Measures do not specify if they also apply to foreign invested companies, accordingly, it is uncertain whether NCIL also needs CBRC to conduct its financial leasing business. If NCIL requires additional approvals from CRBC, it may not be able to continue operating its business, which would prevent NCIL from performing its obligations under the entrustment arrangement with New Goal International.

New Goal International may purchase a significant amount of its equipment from a limited number of suppliers. Termination of one or more of New Goal International’s relationships with any of those suppliers could have a material adverse effect on its business because it may be unable to obtain adequate rental and sales equipment from other sources in a timely manner or at all.

New Goal International may purchase most of the equipment it leases from a limited number of equipment suppliers. Termination of one or more of New Goal International’s relationships with any of these or other major suppliers could have a material adverse effect on its business, financial condition or results of operations if New Goal International were unable to obtain an adequate supply of equipment from other sources in a timely manner or at all. Because New Goal International’s major suppliers could also sell equipment to its competitors, its relationships with its suppliers do not afford New Goal International with any particular competitive advantage.

New Goal International entered into contractual agreements with NCIL to conduct New Goal International’s business on its behalf. There is uncertainty regarding the interpretation and application of current or future PRC laws and regulations with respect to these agreements.

Under PRC laws, foreign companies that have no establishment in China may not carry out business operations in China. Therefore, New Goal International cannot engage directly in the financial leasing business in China until it has established a WFOE in China. As a result, New Goal International has entered into the Exclusive Cooperation Agreement with NCIL, pursuant to which NCIL will conduct New Goal International’s business on its behalf on an entrustment basis. We believe that entrustment arrangement will allow New Goal International to receive the economic benefits of the business conducted by NCIL on New Goal International’s behalf without violating any PRC laws or regulations that prohibit foreign companies that have no establishment in China from carrying out business operations in China. However, due to the lack of official interpretation and uncertainties in application of these PRC laws and regulations, there is a possibility that the PRC government authorities will deem New Goal International to be carrying out business operations in China, in which case the entrustment arrangement will be adversely impacted. If New Goal International were found to be in violation of any existing PRC laws or regulations, the relevant regulatory authorities would have broad discretion to deal with such violation, including, but not limited to the following:

•	giving warnings,
•	levying fines;
•	confiscating income from the trust lease arrangements;
•	revoking licenses;
•	requiring a restructure of ownership or operations; and/or
•	requiring the discontinuance of New Goal International’s businesses.

Any of these or similar actions could cause significant disruption to the business operations of New Goal International or render it unable to conduct its business operations and may materially adversely affect New Goal International’s business, financial condition and results of operations.

The contractual agreements between New Goal International and NCIL may not provide the same economic benefits as direct ownership of NCIL.

New Goal International will depend on NCIL, an operating company in which New Goal International has no equity ownership interest, for substantially all of its future operations and New Goal International must rely on contractual agreements with NCIL to operate New Goal International’s business. These contractual agreements may not be as effective in providing and maintaining control over NCIL or obtaining the same economic benefits as direct ownership of NCIL. For example, if NCIL fails to perform as required under those contractual agreements, New Goal International will have to rely on the PRC legal system to enforce those agreements, and due to the uncertainties that exist under PRC law about the enforceability of such agreements, there is no guarantee that New Goal International will be successful in an enforcement action and any action could result in the disruption of New Goal International’s business, damage to its reputation, diversion of its resources and significant costs. In addition, the PRC government may propose new laws or amend current laws that may be detrimental to New Goal International’s current contractual agreements with NCIL, which may in turn have a material adverse effect on New Goal International’s business operations.

New Goal International’s ability to receive income from trust lease arrangements may be adversely impacted if the remittance of such income from China to overseas requires approval of PRC government authorities.

In the PRC, the State Administration for Foreign Exchange (“SAFE”) regulates the conversion of the Renminbi into foreign currencies and foreign currencies into Renminbi. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), the Administration Regulations on the Settlement, Sale and Payment of Foreign Exchange (1996) and other various regulations and rules issued by SAFE. Under these rules and regulations, significant restrictions on foreign exchange still remain, including, among other things, the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, income arising out of “current account transactions”, such as dividends distribution, interest payments, trade and service-related foreign exchange transactions, may be converted into foreign currencies at the authorized banks in China; while income arising out of “capital account transactions”, such as direct investment, foreign loans and repayment of the foreign loans, shall not be converted into foreign currencies unless the prior approval of SAFE is obtained. Any current and future restrictions on currency exchanges may limit our ability to use future cash flow for the distribution of dividends to our shareholders or to fund operations we may have outside of the PRC.

Under the entrustment arrangement between New Goal International and NCIL, New Goal International may provide funds to NCIL, for the latter to carry out the entrustment arrangement in China by one of the following means: (i) through an offshore bank, providing a standby letter of credit or a bank guarantee to a bank in China, such that the bank in China will provide a loan in RMB to NCIL or (ii) providing foreign currency loan to NCIL. If New Goal International chooses to provide foreign currency loan to NCIL directly, such loan shall be subject to the approval of SAFE. Under the entrustment arrangement, proceeds generated from the lease programs that NCIL enters for New Goal International’s on an entrustment basis, such as rents, shall belong to New Goal International, and be remitted to New Goal International by NCIL. We do not believe that such proceeds will be subject to the examination by SAFE. However, there can be no assurance that the PRC government authorities will take a view that is consistent to ours. If the PRC government authorities view such proceeds generated from the trust arrangement as repayment of foreign currency loan or other type of transaction, the remittance of such proceeds to New Goal International shall be subject to the approval of SAFE, thus limiting New Goal International’s ability to receive the proceeds from the entrustment arrangement.

Since New Goal International lacks a meaningful operating history, it is difficult for shareholders to evaluate its business.

New Goal International has no operating history. Its financial statements do not provide a meaningful basis for shareholders to evaluate its operations and ability to be profitable in the future and it may not be profitable in the future. New Goal International is subject to complications and delays inherent in a new business in an intensely competitive industry. New Goal International’s business is dependent upon the implementation of its business plan, as well as its ability to enter into agreements with third parties for, among other things, equipment and structured lease financing. There can be no assurance that New Goal International’s efforts will be successful or that it will be able to attain profitability.

The historical financial and operating data of Asia Leader, which includes New Goal International, and the pro forma combined financial information of Asia Leader may not be representative of Asia Leader’s future results because Asia Leader has no operating history as a stand-alone entity or as a publicly traded company.

The pro forma combined financial information of Asia Leader, which includes New Goal International, may not be representative of Asia Leader’s future results because Asia Leader has no operating history as a stand-alone entity or as a publicly traded company. Asia Leader’s pro forma financial information has been adjusted to give effect to pro forma events that are directly attributable to the Acquisition. Due to factors such as the additional administrative and financial obligations associated with operating as a publicly traded company, such financial information may not be indicative of the results of operations that Asia Leader would have achieved had it operated as a public entities for all periods presented or of future results that Asia Leader may achieve as a publicly traded company with its expected holding company structure.

Risks Relating to Shanghai Century

Our management made certain assumptions about the future operating results of New Goal International that may differ significantly from its actual results, which may result in shareholder claims against Shanghai Century or its directors.

Our management made certain assumptions about the future operating results for the business of New Goal International, including the assumption that New Goal International’s net income for 2008 would equal $20,000,000, in determining that the Acquisition met the conditions set forth in its amended and restated articles of association that the acquisition candidate must have a fair market value of at least 80% of the net assets of Shanghai Century at the time of acquisition. To the extent the actual net income is significantly lower from the projected results, there could be adverse consequences to Shanghai Century. These consequences could include potential claims by shareholders seeking to have their shares repurchased at the redemption amount if the stock of Shanghai Century trades below its expected level based on the theory that the Acquisition was not a qualifying transaction under Shanghai Century’s amended and restated articles of association or other claims against Shanghai’s former directors for violating their fiduciary duties to shareholders in recommending a transaction that was not fair to shareholders. In addition, since both Asia Leader and its subsidiary New Goal International are both development stage companies, we anticipate that we will treat the Acquisition as an acquisition of assets and liabilities rather than a business combination for accounting purposes. Although we would disagree that any such breach of the amended and restated articles of association or directors’ duties occurred, any such claims may not be resolved in our favor. Any such claims, even if ultimately unsuccessful, would divert financial resources and management’s time and attention from the operating the business of New Goal International.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders.

Based upon the composition of our assets to date (which have largely consisted of cash and other investment assets), as well as our income to date (which has largely consisted of interest), we believe that we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for 2006 and 2007. This characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors could become subject to increased tax liabilities under U.S. tax laws and regulations and could be subject to burdensome reporting requirements. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income (looking through certain corporate subsidiaries) is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For a more detailed discussion of the PFIC rules see “The Acquisition — Material U.S. Federal Income Tax Considerations — Tax Consequences to U.S. Holders — Passive Foreign Investment Company Rules.”

We have not had operations, and Asia Leader has not operated as a public company. Fulfilling our obligations incident to being a public company after completing the Acquisition will be expensive and time consuming.

Each of Shanghai Century, as a company without operations, and Asia Leader, as a private company, have maintained relatively small finance and accounting staffs. None of Shanghai Century and Asia Leader currently has an internal audit group. Although we have maintained disclosure controls and procedures and internal control over financial reporting as required under the federal securities laws with respect to our very limited activities, we have not been required to maintain and establish these disclosure controls and procedures and internal control as will be required with respect to businesses such as Asia Leader with substantial operations. Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, we will need to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these obligations will require significant management time, place significant additional demands on our finance and accounting staff and on our financial, accounting and information systems, and increase our insurance, legal and financial compliance costs. We may also need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

If the combined company grants additional employee share options, restricted shares or other share-based compensation in the future, our net income could be adversely affected.

If the Equity Incentive Plan Proposal is approved by our shareholders, our Equity Incentive Plan will become effective upon the consummation of the Acquisition. Under this plan, we may issue up to 1,750,000 shares to eligible directors, employees and consultants of the combined company. We are required to account for share-based compensation in accordance with the statement of Financial Accounting Standards No. 123(R), Share-Based Payment, which requires a company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the fair value of equity awards on the date of the grant over the period in which the recipient is required to provide service in exchange for the equity award. If we grant share options, restricted shares or other equity incentives under the adopted Equity Incentive Plan in the future, the combined company could incur significant compensation charges, and the net income of the combined company could be adversely affected.

As a foreign private issuer, we are exempt from SEC proxy rules, and the contents of this proxy statement may not have all of the material disclosures required under U.S. proxy rules.

As a foreign private issuer, we are exempt from the proxy rules promulgated under the Securities Exchange Act of 1934, as amended, which prescribe the form and content of proxy statements. Because of this exemption, we are not required to file with the SEC preliminary proxy solicitation materials regarding the Acquisition. Although this proxy statement has been prepared in accordance with Cayman Islands’ law and has been filed with the SEC, it has not been reviewed by the SEC and may not have all of the material disclosures required under U.S. proxy rules or otherwise required by the SEC.

Provisions in our amended and restated articles of association regarding when we must liquidate and dissolve if no business combination has been consummated are open to interpretation. If the SEC or others do not agree with our interpretation of these provisions of our amended and restated articles of association we may be subject to regulatory action or shareholder claims.

Under our amended and restated articles of association, in the event that we did not consummate a business combination within 18 months from the date of our IPO, which was April 28, 2006, we were required to liquidate and dissolve unless we had entered a letter of intent, an agreement in principle or a definitive agreement to complete a business combination during such 18-month period, in which case we would have an additional six months, or until April 28, 2008, to complete a business combination. On May 28, 2007, we entered a definitive stock purchase agreement to acquire Sichuan Kelun Pharmaceutical

Co., Ltd. (“Kelun”). Accordingly, under the terms of our amended and restated articles of association we had an additional six months to complete a business combination and were not required to liquidate and dissolve until April 28, 2008. On February 20, 2008, we mutually agreed with Kelun to abandon the acquisition of Kelun and terminate the stock purchase agreement. Although we have abandoned the acquisition of Kelun, we believe that under our amended and restated articles of association we have until April 28, 2008, to complete an alternative business combination unrelated to the Kelun acquisition. However, the SEC may take the position that the additional six month extension was intended exclusively for the consummation of the acquisition of Kelun and, therefore, we would have been required to liquidate and dissolve when we abandoned the Kelun acquisition. If the SEC took such a position we could be subject to regulatory action. In addition, the prospectus related to our IPO contains inconsistent statements which include the position that the six month extension period only applies to the acquisition which was reflected in the letter of intent, agreement in principle or definitive agreement to complete a business combination. Therefore, shareholders may take the position that the six month extension was intended exclusively for the consummation of the Kelun acquisition. Accordingly, shareholders who purchased our shares and warrants in the IPO may be able to make claims for rescission of such purchases.

Following the Acquisition, we may not be able to secure financing needed for future operating needs on acceptable terms, or on any terms at all.

From time to time, following the Acquisition, we may seek additional financing to provide the capital required to maintain our business if cash flow from operations is insufficient to do so. We cannot predict with certainty the timing or amount of any such capital requirements. If such financing is not available on satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired, and our operating results may suffer. If we are able to incur debt, we may be subject to certain restrictions imposed by the terms of the debt and the repayment of such debt may limit our cash flow and our ability to grow. If we are unable to incur debt, we may be forced to issue additional equity, which could have a dilutive effect on our current shareholders.

Following the Acquisition, expansion of our business may put added pressure on our management impeding our ability to meet any increased demand for our services and possibly hurting our operating results.

Following the Acquisition, our business plan is to significantly grow our operations to meet anticipated growth in demand for our services. Growth in our business may place a significant strain on our personnel, management, financial systems and other resources. The evolution of our business also presents numerous risks and challenges, including:

•	the continued acceptance of our services by the leasing markets;
•	our ability to successfully and rapidly expand sales to potential customers in response to potentially increasing demand;
•	the costs associated with such growth, which are difficult to quantify, but could be significant;
•	the highly competitive nature of the leasing industries.

If we are successful in obtaining rapid market growth of our services, we will be required to provide large volume services to customers on a timely basis at a reasonable cost to those customers. Such demands would require more capital and working capital than we currently have available and we may be unable to meet the needs of our customers, which could adversely affect our relationship with our customers and reduce our revenues.

Kevin Ma, who will be our Chief Executive Officer following the Acquisition, may have a conflict of interest.

Mr. Ma, who will be our Chief Executive Officer following the Acquisition, is the majority shareholder of both RAD and New Century International Leasing Company Limited (HK), which together own 100% of the outstanding equity interest of NCIL. As a result, Mr. Ma may have a conflict interest with respect to operation of NCIL following the acquisition, any disputes that may arise between NCIL and us or our subsidiaries and future business opportunities that are not governed by the contractual agreements between NCIL and New Goal International.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the Chinese government could have a material adverse effect on the overall economic growth of the PRC, which could reduce the demand for New Goal International’s products and adversely affect its competitive position.

A substantial portion of New Goal International’s business operations will be conducted in the PRC, and almost all of its sales will be made in the PRC. Accordingly, New Goal International’s business, financial condition, results of operations and prospects will be affected significantly by economic, political and legal developments in the PRC. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;
•	the level of development;
•	the growth rate;
•	the control of foreign exchange; and
•	the allocation of resources.

While the Chinese economy has experienced significant growth in the past 25 years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on New Goal International. For example, New Goal International’s growth and expenses may be adversely affected by government control over capital investments or changes in applicable tax regulations.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, the Chinese government still owns a substantial portion of the productive assets in the PRC. The continued control of these assets and other aspects of the national economy by the Chinese government could adversely affect New Goal International’s business. The Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Recent efforts by the Chinese government to slow the pace of growth of the Chinese economy, including raising interest rates and issuing administrative guidelines to control lending to certain industries, could result in less demand for structured lease finance, which in turn could reduce demand for New Goal International’s products.

Any adverse change in the economic conditions or government policies in the PRC could have a material adverse effect on overall economic growth and the level of structured lease finance in China, which in turn could lead to a reduction in demand for New Goal International’s products.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on U.S. judgments against us, the combined company, their subsidiaries and variable interest entity, officers, directors and shareholders, and others.

After consummation of the Acquisition, substantially all of the combined company’s assets will be located outside of the U.S. Most of our current directors, executive officers and our advisor and all of our director nominees who are subject to the Nomination Proposal reside outside of the U.S. As a result, it may not be possible for investors in the U.S. to effect service of process within the U.S. or elsewhere outside the PRC on the combined company, its subsidiaries, officers, directors and shareholders, and others, including with respect to matters arising under U.S. federal or state securities laws. The PRC does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the U.S. or many other countries. As a result, recognition and enforcement in the PRC of these judgments in relation to any matter, including U.S. securities laws and the laws of the Cayman Islands, may be difficult or impossible. Furthermore, an original action may be brought in the PRC against the combined company’s assets, its subsidiaries, officers, directors, shareholders and advisors only if the actions are not required to be arbitrated by PRC law and the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with such an original action, a PRC court may award civil liabilities, including monetary damages.

Future changes in laws, regulations or enforcement policies in the PRC could adversely affect New Goal International’s business.

Laws, regulations or enforcement policies in the PRC, including those regulating structured lease financing, are evolving and subject to future change. Future changes in laws, regulations or administrative interpretations, or stricter enforcement policies by the Chinese government, could impose more stringent requirements on New Goal International, including fines or other penalties. Changes in applicable laws and regulations may also New Goal International’s operating costs. Compliance with these requirements could impose substantial additional costs or otherwise adversely affect New Goal International’s future growth. These changes may relax some requirements, which could be beneficial to New Goal International’s competitors or could lower market entry barriers and increase competition. In addition, any litigation or governmental investigation or enforcement proceedings in the PRC may be protracted and result in substantial cost and diversion of resources and management attention.

Uncertainties with respect to the Chinese legal system could have a material adverse effect on New Goal International

The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. Following the completion of the Acquisition, New Goal International may conduct all of its business through the entities which are established in China. As a result, New Goal International will become subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to New Goal International. For example, New Goal International may have to resort to administrative and court proceedings to enforce the legal protection that New Goal International enjoys either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection New Goal International enjoys than in more developed legal systems. These uncertainties may impede New Goal International ability to enforce the contracts New Goal International has entered, or that NCIL has entered into on its behalf, with structure lease financing clients and equipment suppliers. Furthermore, intellectual property rights and confidentiality protections in the PRC may not be as effective as in the U.S. or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Chinese structured finance leasing industry, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of these laws, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to New Goal International, us and other foreign investors, including you. In addition, any litigation in the PRC may be protracted and result in substantial costs and diversion of New Goal International’s resources and management attention.

The Chinese government exerts substantial influence over the manner in which New Goal International will conduct its business activities.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. New Goal International’s ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. Management believes that its operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on New Goal International’s part to ensure its compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require New Goal International to divest itself of any interest then held in Chinese properties.

If the PRC imposes restrictions to reduce inflation, future economic growth in the PRC could be severely curtailed which could lead to a significant decrease in New Goal International’s profitability.

While the economy of the PRC has experienced rapid growth, this growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the supply of money and rising inflation. In order to control inflation in the past, the PRC government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. If similar restrictions are imposed, it may lead to a slowing of economic growth and decrease the interest in New Goal International’s structure lease finance products leading to a decline in its profitability.

We may have difficulty establishing adequate management, legal and financial controls in the PRC.

The PRC historically has been deficient in international style management and financial reporting concepts and practices, as well as in modern banking, computer and other control systems. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet the required U.S. regulatory and financial reporting standards.

Fluctuation in the value of the Renminbi may reduce our profitability.

The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in approximately 10.5% appreciation of Renminbi against the U.S. dollar as of September 30, 2007. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant fluctuation of the Renminbi against the U.S. dollar. Any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition. For example, after the Acquisition, to the extent that we need to convert U.S. dollars we receive into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us.

Exchange controls that exist in the PRC may limit our ability to use New Goal International’s cash flows effectively.

Most of New Goal International’s revenues and expenses are denominated in Renminbi. We may need to convert a portion of New Goal International’s revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends, if any, in respect of our shares. Under China’s existing foreign exchange regulations, New Goal International is able to purchase foreign exchange for settlement of current account transactions, including payment of dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions. Any future restrictions on currency exchanges may limit our ability to use cash flows for the distribution of dividends to our shareholders or to fund operations we may have outside of the PRC.

Foreign exchange transactions by New Goal International under capital accounts continue to be subject to significant foreign exchange controls and require the approval of or registration with PRC governmental authorities, including SAFE. In particular, if New Goal International borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance New Goal International by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the MOFCOM or its local counterparts. These limitations could affect the ability of New Goal International to obtain additional foreign exchange through debt or equity financing.

Changes in foreign exchange regulations in the PRC may affect our ability to pay dividends in foreign currency or conduct other foreign exchange business.

RMB is not a freely convertible currency currently, and the restrictions on currency exchanges may limit our ability to use revenues generated in RMB to fund our business activities outside the PRC or to make dividends or other payments in U.S. dollars. The PRC government strictly regulates conversion of RMB into foreign currencies. Over the years, foreign exchange regulations in the PRC have significantly reduced the government’s control over routine foreign exchange transactions under current accounts. In the PRC, the State Administration for Foreign Exchange, or the SAFE, regulates the conversion of the RMB into foreign currencies. Pursuant to applicable PRC laws and regulations, foreign invested enterprises incorporated in the PRC are required to apply for “Foreign Exchange Registration Certificates.” Currently, conversion within the scope of the “current account” (e.g., remittance of foreign currencies for payment of dividends, etc.) can be effected without requiring the approval of SAFE. However, conversion of currency in the “capital account” (e.g., for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE.

Participants of Shanghai Century’s 2008 Equity Incentive Plan who are PRC citizens may be required to register with SAFE. The combined company may also face regulatory uncertainties that could restrict its ability to adopt additional equity compensation plans for its directors and employees and other parties under PRC law.

In December 2006, the People’s Bank of China promulgated the Measures for Administration of Individual Foreign Exchange and in January 2007, SAFE promulgated implementation rules for these measures. In April 2007, SAFE issued the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of Offshore Listed Companies (the “Circular 78”) to regulate the foreign exchange matters associated with the employee stock ownership plans or stock option plans granted to PRC individuals by companies whose shares are listed on overseas stock exchanges. Pursuant to the above regulations, PRC individuals who are granted shares or share options by companies listed on overseas stock exchanges based on the employee share option or share incentive plan are required to register with SAFE or its local counterparts. According to Circular 78, PRC individuals participating in the employee stock option plans of the overseas listed companies shall entrust their employers (including the overseas listed companies and the subsidiaries or branch offices of such offshore listed companies in the PRC) or engage domestic agents to handle various foreign exchange matters associated with their employee stock options plans or share incentive plans. The domestic agents or the employers shall, on behalf of the relevant PRC individuals, apply annually to SAFE or its local offices for a quota for the conversion and/or payment of foreign currencies in connection with the domestic individuals’ exercise of the employee stock options or other incentive plans. The foreign exchange proceeds received by the domestic individuals from sale of shares under the stock option plans or share incentive plans granted by the overseas listed companies shall be remitted into the bank accounts in the PRC opened by their employers or PRC agents. Under the Measures for Administration of Individual Foreign Exchange, PRC individuals include PRC citizens with PRC ID cards.

It is not clear at this time whether Circular No. 78 covers all forms of equity compensation plans or only those which provide for the granting of stock options. Further, we cannot assure that our PRC individual stock options holders can successfully perform the registration with SAFE in full compliance with Circular 78. If it is determined that Shanghai Century’s 2008 Equity Incentive Plan is subject to Circular No. 78 after the completion of the Acquisition, failure to comply with such provisions may subject Shanghai Century and the participants of the 2008 Equity Incentive Plan who are PRC individuals to fines and legal sanctions and prevent the combined company from being able to grant equity compensation to New Goal International’s personnel. In that case, the combined business operations may be adversely affected.

If it is determined that Shanghai Century’s 2008 Equity Incentive Plan is subject to Circular No. 78 after the completion of the Acquisition, failure to comply with such provisions may subject Shanghai Century and the participants of the 2008 Equity Incentive Plan who are PRC individuals to fines and legal sanctions and prevent the combined company from being able to grant equity compensation to New Goal International’s personnel. In that case, the combined business operations may be adversely affected.

Lack of systematic PRC laws that govern the trust leasing business arrangements between New Goal International and NCIL may adversely affect our business operation in the PRC.

Currently in the PRC, there is no systematic legal regime that governs the trust lease arrangement between New Goal International and NCIL. As of now, only few regulations were promulgated, and the competent authority regulating the trust least arrangement is also uncertain. In such legal environment, our operation of leasing business in the PRC may not obtain sufficient legal protection under the PRC laws, dispute arising from the trust lease arrangement may not be efficiently settled, and our business activities may be limited.

Risks Relating to Our Securities

If we do not pay dividends on our shares, our shareholders will only benefit from an investment in our shares if such shares appreciate in value.

Our board of directors may make any determination to pay dividends in the future, depending upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, realization of a gain on shareholders’ investments will depend on the appreciation of the price of our shares. There is no guarantee that our shares will appreciate in value or even maintain the price at which shareholders purchased their shares.

Shares to be issued under the Employment Agreement with Kevin Ma and our outstanding warrants may have an adverse effect on the market price of our shares.

At the close of business on the record date, there were 17,500,000 shares outstanding of which our public shareholders held approximately 14,375,000. In addition, in connection with our IPO, we issued warrants to purchase 14,375,000 shares. Our directors and executive officers and/or certain of their affiliates also hold warrants to purchase 457,501 shares at US$6.00 per share. We also issued an option to purchase one million units to the representative of the underwriters which, if exercised, will result in the issuance of an additional one million warrants and an additional one million shares. The sale, or even the possibility of sale, of the shares issued as a result of the Employment Agreement with Kevin Ma and the shares underlying the warrants and options could have an adverse effect on the market price for our securities or on our ability to obtain future public financing. Upon the issuance of the additional shares as a result of the exercise of these warrants and options, you may experience dilution to your holdings.

We may experience volatility in earnings due to how we are required to account for our warrants and underwriters’ purchase option.

Under EITF No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” or EITF No. 00-19, the fair value of the warrants issued as part of the units issued in our IPO must be reported as a liability. The warrant agreement requires us to attempt to register the shares underlying the warrants and units, but does not specify as to the penalty to be incurred in the absence of our ability to deliver registered shares to the warrant holders upon exercise. Under EITF No. 00-19, we are required to assume that this situation could require us ultimately to net cash settle to the warrants, necessitating the treatment of the warrants as a liability. Further, EITF No. 00-19 requires us to record the warrant liability at each reporting date at its then estimated fair value, with any changes being recorded through our statement of operations as other income/expense. We will continue to adhere to the accounting policies set out above until the warrant agreement is amended or there are developments which support a different accounting treatment. As a result, we could experience volatility in our net income due to changes that occur in the value of the warrant and purchase option liability at each reporting date.

If our shareholders exercise their registration rights, it may have an adverse effect on the market price of our shares.

Our initial shareholders are entitled to demand that we register the resale of the shares that they owned prior to our IPO at any time after we consummate the Acquisition. If these initial shareholders exercise their registration rights with respect to all of these shares, there will be an additional 3,125,000 shares eligible for trading in the public market.

Our securities are quoted on AMEX, which may limit the liquidity and price of our securities more than if our securities were listed on the Nasdaq Global Market or the New York Stock Exchange.

Our securities are quoted on AMEX. We believe that the quotation of our securities on AMEX will limit the liquidity and price of our securities more than if our securities were listed on the Nasdaq Global Market or the New York Stock Exchange. Although we intend to apply to list each of our securities on the Nasdaq Global Market, we cannot assure you that we will satisfy the applicable listing requirements.

Risks Relating to the Acquisition

The combined company’s working capital could be reduced, and our shareholders could own as little as approximately 44% of the combined company’s shares, if a maximum of 16 million shares are issued and warrants to purchase an additional 6 million shares are issued and exercised under the Employment Agreement with Kevin Ma (but assuming none of our outstanding warrants are exercised).

Under our charter, public shareholders may vote against the Acquisition and demand that we redeem their shares into cash. We presently have 17,500,000 shares outstanding. We will not issue any shares in connection with the Acquisition. However, if, subsequent to the offering, the maximum number of shares and warrants were issued under the Employment Agreement and the warrants are exercised, our outstanding shares will equal 39,500,000 shares if no public shareholder demands redemption of their shares into cash. Therefore, our existing shareholders, including both our initial shareholders and public shareholders, will own in the aggregate approximately 44% (public shareholders alone will own 36%) of our total issued and outstanding shares (assuming that none of our other warrants and options are exercised and there are not other changes to our shares outstanding). If all of our outstanding warrants (assuming full exercise of the unit purchase option granted to our underwriters but without giving effect to options granted or to be granted to our consultants, directors or employees) are also exercised, then our initial shareholders and public shareholders will own in the aggregate approximately 59% (public shareholders alone will own approximately 53%) of our total issued and outstanding shares. To the extent the Acquisition is consummated and public shareholders have demanded to redeem a total of 2,874,999 shares (the maximum which may be redeemed without preventing the approval of the Acquisition Proposal), there will be a corresponding reduction in the amount of funds available to the combined company following the Acquisition. As of February 29, 2008, assuming the Acquisition is approved, the maximum amount of funds that could be disbursed to our public shareholders upon the exercise of their redemption rights is approximately US$7.93 per share.

Shanghai Century may undergo a change in control if RAD, an entity controlled by Kevin Ma, acquires shares from public shareholders and the maximum number of shares is issued to Kevin Ma under the Employment Agreement.

Under the Employment Agreement with Kevin Ma, the management team of New Goal International will be entitled to receive up to 16 million shares of Shanghai Century and warrants to purchase an additional 6 million shares of Shanghai Century if New Goal International achieves certain net-income targets during 2008, 2009 and 2010. Mr. Ma is entitled to retain a minimum of 50% of the shares issued to management team under the Employment Agreement (or up to 8 million shares). In addition, RAD, which is controlled by Mr. Ma, may purchase outstanding shares of Shanghai Century from public shareholders in exchange for such shareholders agreeing to vote in favor of the Acquisition. In the event that RAD purchases a significant number of outstanding shares and the maximum number of shares and warrants are issued to Mr. Ma under the

Employment Agreement, a change in control may occur at such time that such significant number of shares are purchased by RAD or issued to Mr. Ma. If this were to occur, Mr. Ma would have significant influence over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election of our directors and mergers, sales of assets or other corporate transactions. The interests of Mr. Ma may differ from the interests of other shareholders.

If public shareholders holding 20% or more of the shares issued in our IPO vote against the Acquisition Proposal, we would likely be forced to liquidate.

Under the terms of our amended and restated articles of association, public shareholders have the right to vote against the Acquisition Proposal and to elect to redeem their shares into cash. If public shareholders holding 20% or more of shares issued in our IPO vote against the Acquisition Proposal and opt to redeem their shares into cash, it is likely that we would not have sufficient time to arrange for an alternate business combination that would comply with the requirements set forth in our charter, in which case we would be forced to liquidate. In any liquidation, the net proceeds of our IPO held in the Trust Account, inclusive of all the accrued interest not previously released to us, plus any remaining net assets, will be distributed pro rata to the holders of our shares issued in our IPO, subject to potential claims of creditors. If we are forced to liquidate our assets, each share issued in our IPO would be entitled to receive approximately US$7.93 as of February 29, 2008, including all the accrued interest not previously released to us as of that date, assuming the entire amount of the Trust Account is available for distribution to our public shareholders.

RAD may purchase outstanding shares of Shanghai Century from public shareholders in exchange for such shareholders agreeing to vote in favor of, or to change their vote to vote in favor of, the proposals presented at the shareholders meeting or granting RAD a proxy to vote their shares in RAD’s discretion. These shares would be purchased at prices to be negotiated between RAD and the shareholders. Currently, RAD has not committed to purchase any shares. In the event that RAD purchases shares of Shanghai Century, it could acquire a significant percentage of the outstanding voting power of Shanghai Century, and, therefore, would then have significant influence over the management of the combined company following the Acquisition. RAD has not indicated that it intends to make any purchases at this time.

In addition, certain of our directors and officers may also purchase shares of Shanghai Century from public shareholders, in exchange for such shareholders agreeing to vote in favor of, or to change their vote in favor of, the proposals presented at the shareholders meeting or granting such director or officer a proxy to vote their shares in such director’s or director’s discretion. These shares would be purchased at prices to be negotiated between such director or officer and the shareholders. Currently, no director or officer of Shanghai Century has committed to purchase any shares. It is not anticipated that if any such shares are purchased by any officers or directors that the number would be significant.

Our amended and restated articles of association provides that we cannot complete the Acquisition if the holders of 20% or more of our public shareholders vote against the Acquisition and demand redemption of their shares into a pro rata portion of the Trust Account. Shares that are purchased in such transactions will not be counted towards whether the holders of 20% or more of the shares issued in our IPO have voted against the transaction and demanded that we redeem their shares for their pro rata share of the

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them.

Our charter provides that we will continue in existence only until 24 months from the consummation of our IPO unless we have consummated a business combination as of that date. If we have not completed a business combination by that date, our corporate existence will cease except for the purposes of winding up our affairs and liquidating. As a result, this has the same effect as if we had formally went through a voluntary liquidation procedure under the Companies Law. In any liquidation proceedings of the company under Cayman Islands’ law, the funds held in the Trust Account may be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. Also, if we are forced to declare insolvency or a case for involuntary liquidation is filed against us which is not dismissed, the proceeds held in the Trust Account will be subject to applicable Cayman Islands’ insolvency law, and may be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. See “Information About Shanghai Century — Automatic Dissolution and Subsequent Liquidation if No Business Combination.”

To the extent any these claims deplete the Trust Account, we cannot assure you we will be able to return to our public shareholders the liquidation amounts payable to them. Furthermore, a liquidator of the company might seek to hold a shareholder liable to contribute to our estate to the extent of distributions that they receive in the dissolution of the Trust Account beyond the date of dissolution of the Trust Account. Additionally, we cannot assure you that third parties will not seek to recover from our shareholders amounts that we owed to them. Our board may also be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, exposing itself and our company to claims for having paid public shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

If we are unable to consummate a transaction by April 28, 2008, our purpose and powers will be limited to dissolving, liquidating and winding up. Upon notice from us, the trustee of the Trust Account will distribute the amount in the Trust Account to our public shareholders as part of our plan of dissolution and distribution. We cannot assure you that there will be sufficient funds at that time for this purpose.

If the Acquisition’s benefits do not meet the expectations of financial or industry analysts, the market price of our securities may decline.

The market price of our securities may decline as a result of the Acquisition if:

•	we do not achieve the perceived benefits of the Acquisition as rapidly as, or to the extent that, any financial or industry analysts may anticipate; or
•	the effect of the Acquisition on our financial results is not consistent with the expectations of financial or industry analysts.

Our existing directors and executive officers and our initial shareholders have interests in the Acquisition that are different from yours.

In considering the recommendation of our existing directors to vote to approve the Acquisition Proposal, you should be aware that they and our other initial shareholders have agreements or arrangements that provide them with interests in the Acquisition that differ from, or are in addition to, those of our public shareholders generally. For example, our initial shareholders, including our current directors and Co-Chief Executive Officers, are not entitled to participate in the distribution upon liquidation of the Trust Account. As a result, if the Acquisition Proposal is not approved, the shares that they hold will in all probability be worthless. In addition, subject to the approval of the Nomination Proposal, our Co-Chief Executive Officers are expected to serve as directors of the combined company through December 31, 2010. Furthermore, under the Purchase Agreement, upon the consummation of the Acquisition, Shanghai Century Capital Corporation, a company to be formed and controlled by our Co-Chief Executive Officers, is entitled to an aggregate of US$1,600,000, payable in installments, as a consideration for its management consulting services to be rendered to the combined company. The personal and financial interests of our directors and current Co-Chief Executive Officers may have influenced their motivation in identifying and selecting a target business and completing a business combination.

FORWARD-LOOKING STATEMENTS

We believe that some of the information in this proxy statement constitutes forward-looking statements. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intend,” “plan” and “continue” or similar words. You should read statements that contain these words carefully because they: discuss future expectations; contain projections of future results of operations or financial condition; or state other “forward-looking” information.

Forward-looking statements include, but are not limited to statements relating to New Goal International’s future business and financial performance and competitive position, the growth of the leasing industry in China, the benefits we may receive as a result of the Acquisition, and other material future developments that you may take into consideration in determining how to vote your shares.

We believe it is important to communicate our expectations to our shareholders. However, there may be events in the future that e are not able to accurately predict or over which we have no control. The risk factors and cautionary language discussed in this proxy statement provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations we described in our forward-looking statements, including among other things: the number of our shareholders voting against the Acquisition Proposal; our inability to integrate the operations or management teams of New Goal International; competition in the industry in which New Goal International does business; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which New Goal International is engaged; and general economic conditions.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement.

All forward-looking statements included in this proxy statement attributable to us or any person acting on either party’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent that applicable laws and regulations require, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

Before you grant your proxy or instruct how your vote should be cast or vote on the proposals described in this proxy statement, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement could have a material adverse effect on us.

THE SHANGHAI CENTURY ANNUAL AND EXTRAORDINARY GENERAL MEETING

Shanghai Century is furnishing this proxy statement to its shareholders as part of the solicitation of proxies by its board of directors for use at the meeting in connection with the proposed Acquisition.

Date, Time and Place.  We will hold the meeting at 10:00 a.m., New York time, on April 17, 2008, at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, New York, U.S.A. to vote on the proposals.

Purpose.  At the meeting, holders of Shanghai Century shares will be asked to approve the Acquisition Proposal, the Employment Agreement Proposal, the Incentive Plan Proposal and the Nomination Proposal, and the proposal to give the board of directors the ability to adjourn the meeting to solicit further proxies (the “Adjournment Proposal”) as described elsewhere in this proxy statement. Under Cayman Islands law and Shanghai Century’s charter, no other business may be transacted at the meeting.

Shanghai Century will only proceed with the consummation of the Acquisition after its shareholders approve the Acquisition Proposal and the Employment Agreement Proposal, the Equity Incentive Plan Proposal and the Nomination Proposal will not be presented to the shareholders for a vote at the meeting unless Shanghai Century’s shareholders approve the Acquisition Proposal and the Employment Agreement Proposal. However, if approved, these proposals will be effectuated upon the consummation of the Acquisition. If Shanghai Century’s shareholders fail to approve any of the Equity Incentive Plan Proposal or the Nomination Proposal, the board of directors of Shanghai Century may re-present that proposal to the shareholders for a vote at the next general meeting following the Acquisition. Given the percentage of our shares to be held by members of our Board of Directors following the consummation of the Acquisition, we believe that it is likely that these proposals would be approved at the next general meeting following the Acquisition.

Shanghai Century’s board of directors has determined that each of the proposals is fair to and in the best interests of Shanghai Century and its shareholders, has approved and declared each of them advisable, and recommends that Shanghai Century shareholders vote “FOR” each of the proposals. Shanghai Century’s board of directors has also determined that the fair market value of New Goal International is at least 80% of Shanghai Century’s net assets, which is necessary to satisfy the provisions of our amended and restated articles of association enabling it to consummate the Acquisition.

Because of the business combination provisions of Shanghai Century’s amended and restated articles of association, if we do not consummate the Acquisition by April 28, 2008, Shanghai Century will dissolve and distribute the net assets of the company to its public shareholders.

Record Date; Who Is Entitled to Vote.  The “record date” for the meeting is March 27, 2008. Record holders of Shanghai Century shares at the close of business on the record date are entitled to vote or have their votes cast at the meeting. On the record date, there were 17,500,000 outstanding shares of Shanghai Century of which our public shareholders acquired approximately 14,375,000 at or after our IPO. Each share is entitled to one vote per proposal at the meeting. Shanghai Century’s warrants do not have voting rights with respect to the meeting.

Vote Required.  The approval of the Acquisition will require the affirmative vote of the holders of a majority of our shares that are voted for the Acquisition Proposal at the meeting. As noted above, all of Shanghai Century’s pre-IPO initial shareholders, including all of our current directors, executive officers and our advisor, Dr. Raymond Kuo Fung Ch’ien, who collectively purchased an aggregate of 3,125,000 shares prior to our IPO, have agreed to vote the shares that they owned immediately before our IPO in accordance with the majority of the shares that our public shareholders vote. In addition, if our public shareholders holding 2,875,000 or more shares (20% of the total shares outstanding) vote against the Acquisition and demand that we redeem their shares into cash (as described below), the Acquisition will not be consummated.

The approval of the Employment Agreement Proposal will require the affirmative vote of a majority of the shares that are voted at the meeting for such proposal.

The approval of the Equity Incentive Plan Proposal will require the affirmative vote of a majority of the shares that are voted at the meeting for such proposal.

The approval of the Nomination Proposal will require the affirmative vote of a majority of the shares that are vote at the meeting for such proposal. In connection with the vote required for the election of the directors, our Co-Chief Executive Officers have agreed that they shall vote all shares that they own in favor of Messrs. Kevin Ma and Vincent Chan as our executive directors and Raymond Kuo Fung Ch’ien as our independent non-executive directors. Our Co-Chief Executive Officers will also vote their shares in favor of the election of themselves as directors of the combined company.

The approval of the Adjournment Proposal will require the affirmative vote of a majority of the shares that are voted at the meeting for such proposal.

An abstention or failure to vote with respect to any of the proposals will not have the same effect as a vote against the Acquisition.

Voting Your Shares.  Each share that you own in your name entitles you to one vote per proposal. Your proxy card shows the number of shares you own.

There are two ways to vote your shares at the meeting:

By Signing and Returning the Enclosed Proxy Card.  If you vote by proxy card, your “proxy,” whose names are listed on the proxy card, will vote your shares as you instruct on the card. If you sign and return the proxy card, but do not give instructions on how to vote your shares, your shares will be voted as recommended by Shanghai Century’s board of directors “FOR” approval of each proposal.

You can attend the meeting and vote in person.  We will give you a ballot when you arrive. If your shares are held in the name of your broker, bank or another nominee, however, you must obtain a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

Redemption Rights.  According to our amended and restated articles of association, a holder of shares issued in our IPO may, if the shareholder votes against the Acquisition Proposal, demand that we redeem those shares into cash. This demand must be made on the proxy card at the same time that the shareholder votes against the Acquisition Proposal. If properly demanded, we will redeem each share as to which that demand has been made into cash, at the redemption price equal to the amount in the Trust Account, inclusive of US$0.24 per share being held in the Trust Account attributable to the underwriters’ discount and any earned interest not distributed to us through the record date (calculated as of two business days prior to the consummation of the Acquisition), divided by the number of shares issued in our IPO. If you exercise your redemption rights, then you will be exchanging the shares you hold for cash and will no longer own these shares. Based on the amount of cash held in the Trust Account as of the record date, including interest accrued as of that date, you will be entitled to redeem each share that you hold into approximately US$7.93. You will only be entitled to receive cash for these shares if you continue to hold these shares through the closing date of the Acquisition and then tender your share certificate to us by May 19, 2008. If you intend to redeem your shares, you should contact your broker or custodian to request a share certificate as soon as possible. If the Acquisition is not completed, then these shares will not be redeemed into cash at this time.

The Acquisition will not be completed if our public shareholders holding 2,875,000 or more our shares issued in our IPO, an amount equal to 20% of those shares, exercise their redemption rights. Do not send your share certificate(s) with your proxy.

Questions About Voting.  If you have questions, you may call Advantage Proxy at 1-800-238-3410, ext. 34.

Revoking Your Proxy and Changing Your Vote.  If you give a proxy, you may revoke it or change your voting instructions at any time before it is exercised by sending a later-dated, signed proxy card to Advantage Proxy prior to the date of the meeting, or you may attend the meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to Advantage Proxy. You will only be entitled to receive cash for your share if you continue to hold your Shares through the closing date of the Acquisition and then tender your share certificate to us by May 19, 2008. If you intend to redeem your Shares, you should contact your broker or custodian to request a share certificate as soon as possible.

If your shares are held in “street name,” consult your broker for instructions on how to revoke your proxy or change your vote.

Broker Non-Votes.  If your broker holds your shares in its name and you do not give the broker voting instructions, the rules of the Financial Industry Regulatory Authority (“FINRA”) prohibit your broker from voting your shares on the Acquisition Proposal and the other proposals. This is known as a “broker non-vote.” Abstentions or broker non-votes with respect to any of the proposals Proposal will not have the same effect as a vote “against” the Acquisition Proposal.

Solicitation Costs.  Shanghai Century is soliciting proxies on behalf of the Shanghai Century board of directors. This solicitation is being made by mail but also may be made in person or by telephone or other electronic means. Shanghai Century and its respective directors, officers, employees and consultants may also solicit proxies in person or by mail, telephone or other electronic means. In addition, directors and officers of NCIL may solicit proxies in person or by mail, telephone or other electronic means. These persons will not be paid for engaging in these activities.

Shanghai Century expects to pay up to $18,500 in fees and expenses to proxy solicitation firms.

Shanghai Century has hired Advantage Proxy as its proxy solicitation firm.

Shanghai Century will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Shanghai Century will reimburse them for their reasonable expenses.

Stock Ownership.  Information concerning the holdings of certain Shanghai Century shareholders is set forth above in the Summary and below under “Shanghai Century’s Principal Shareholders.”

PROPOSAL 1:

ACQUISITION OF NEW GOAL INTERNATIONAL

Termination of Kelun Acquisition

We announced a proposal to acquire Sichuan Kelun Pharmaceutical Co., Ltd. (“Kelun”) on May 29, 2007 and filed a preliminary proxy statement regarding the acquisition of Kelun on August 16, 2007. During the process of applying for approval of the Kelun acquisition from the PRC government, our management team concluded that it was highly unlikely that the Kelun transaction would have been approved prior to April 28, 2008, the established deadline for the consummation of a business combination. On February 20, 2008, we mutually agreed with Kelun to terminate the proposed acquisition. In addition, Mr. Liu Gexin, the chairman of Kelun, has agreed to reimburse us for certain due diligence expenses were incurred in connection with the proposed acquisition of Kelun. Mr. Liu Gexin will reimburse us for RMB3 million (or approximately US$425,387) upon completion of Kelun’s private equity financing, and an additional RMB1 million (or approximately US$141,795) upon Kelun’s filing on the Chinese A-share market. Our management team evaluated a number of potential alternative transactions. We believe that the current proposed acquisition New Goal International represents the best investment opportunity for our company and our shareholders in terms of earnings growth, valuation and overall attractiveness of investment quality.

Alternative Transaction

Our management, since the announcement of the Kelun transaction, had been exploring potential alternative transactions. Our management considered some of the following critical characteristics in evaluating potential alternative transactions to Kelun:

•	Off-shore operating entity that would not require PRC regulatory approval;
•	Meeting U.S. SEC requirements, such as the existence of audited financial statements for the target business;
•	Attractive valuation with opportunity for growth and investment appreciation post acquisition;
•	Significant earnings growth potential;
•	Ability to close the transaction by April 2008; and
•	Ability to use our equity as a significant portion of the purchase price consideration.

During the period from the announcement of the Kelun transaction until its termination, Shanghai Century's executive officers evaluated 20 prospective alternative transactions in China, in addition to the proposed Acquisition of New Goal International. Exploratory discussions were held with respect to effecting a business combination, either through a merger, the acquisition of an operating business or an asset acquisition. These candidates were engaged in various industries in China including online retail, fast casual dining, and diversified media. We did not agree to substantive terms of a business combination, or enter into a letter of intent with any of these companies. All of the potential transactions either did not progress due to either the counterparty decision or did not satisfy the requisite criteria.

All of the prospective business combinations other than the proposed transaction were accorded serious consideration by our executive officers but were rejected prior to reaching an agreement in principle.

Our management also considered that the initial target business or businesses or assets that we acquire must have a collective fair market value equal to at least 80% of our net assets (exclusive of the underwriters' deferred compensation being held in the Trust Account), as determined by our board of directors.

In addition, New Goal International intends to operate in the financial services sector, a sector that we believe is supported by favorable fundamentals. See “Overview of China’s Leasing Industry.” In view of the above, the acquisition of New Goal International was recommended to out board of directors.

Background to the Transaction

Anthony Lo, our Co-Chief Executive Officer and Howard Chu, a consultant to our company, first met with Mr. Kevin Ma of RAD and NCIL in Beijing on November 28, 2007. At that time, we expressed an interest in learning more about the leasing industry in China. The discussion during the meeting involved general information regarding each other's business activities, exchange of business views, casual social issues, and our company being mentioned by Messrs. Lo and Chu when providing an overview of their recent business activities. As a follow-up to this discussion, our Co-Chief Executive Officers, Franklin Chu and Anthony Lo, went to Beijing again on December 4, 2007 to meet with Mr. Ma who disclosed his business plan of embarking on a new business model by leveraging his track record and experience in the PRC leasing and structured finance industry. Mr. Ma expressed interest in working with us along with his business partner, Mr. Richard Li, on preliminary concepts and parameters for a potential joint venture transaction. Throughout the first weeks of December 2007, the parties exchanged preliminary due diligence information and signed confidentiality agreements.

On December 12, 2007, Messrs. Anthony Lo and Franklin Chu, met with Mr. Kevin Ma in Hong Kong. Mr. Ma provided additional information about the leasing business and discussed a potential joint venture structure between us and NCIL. Between the end of November and February 2008, Shanghai Century’s management team made eighteen visits to Mr. Ma’s offices in Beijing, Hong Kong and Guangzhou to conduct further due diligence as well as analyzing publicly available information about the leasing industry in China and further discussed mutual interest in a possible joint venture.

Our management team and Messrs. Kevin Ma and Richard Li, determined to structure the business combination as a joint venture between Asia Leader, a Hong Kong company presently controlled by Richard Li, and RAD. Under the terms of a Joint Venture Agreement, each of Asia Leader and RAD would make certain capital contributions to New Goal International, the joint venture company. Prior to each of Asia Leader and RAD making their respective capital contributions, we would acquire all of the outstanding shares of Asia Leader pursuant to the Stock Purchase Agreement for US$300,000 in cash and the assumption of Asia Leader’s obligations under the Joint Venture Agreement. We agreed on this structure because it would result in Shanghai Century acquiring 100% of the equity interest of New Goal International through its acquisition of Asia Leader.

On February 15, 2008, RAD’s board of directors approved the proposed terms of the Joint Venture Agreement, and Asia Leader’s board of directors approved by the Joint Venture Agreement and the Stock Purchase Agreement. On the same day, the Board of Directors of Shanghai Century unanimously approved the proposed acquisition and related transactions, the Joint Venture Agreement and the Stock Purchase Agreement.

On February 20, 2008, our management team met with Kevin Ma and Richard Li to finalize the terms of the Acquisition, Asia Leader entered into the Joint Venture Agreement with RAD and we entered into the Stock Purchase Agreement with Richard Li for all of the outstanding shares of Asia Leader.

On February 20, 2008, we publicly announced the Acquisition through a press release, and then, on February 21, 2008, we filed a Report on Form 6-K with the SEC, disclosing our entry into the Stock Purchase Agreement and the terms of the Joint Venture Agreement.

Advisors

On January 31, 2008, we entered into an agreement with W.R. Hambrecht + Co., LLC (“WR Hambrecht + Co”) for purposes of engaging WR Hambrecht + Co as a financial advisor in connection with a possible business combination transaction. Pursuant to the agreement, WR Hambrecht + Co was engaged to provide services such as reviewing financial models, advising on the structure of a possible transaction with a target business, negotiating agreements on behalf of and in conjunction with management W.R. Hambrecht + Co. assisted management with the preparation of marketing and road show materials. As part of their engagement, WR Hambrecht + Co assisted Shanghai Century’s management in analyzing certain financial information related to the acquisition of New Goal International. They were not asked to, nor did they, render a fairness opinion or prepare any independent analyses for, or make any presentation to, Shanghai Century’s board of directors. WR Hambrecht + Co did not provide any independent evaluation or recommendation concerning the Acquisition. WR Hambrecht + Co relied solely upon the information provided to them by the management of Shanghai Century without independent verification, and they did not make or obtain an independent appraisal of the assets to be purchased or of any other assets of Shanghai Century. In exchange for such services, we are obligated to pay a nonrefundable fee of US$350,000, payable on and subject to completion of the Acquisition, plus expenses of up to US$60,000.

We have also retained an independent financial and accounting advisory firm, Asia Point Ltd., to conduct a review on a sample basis of typical leasing transactions carried out by NCIL in 2006 and 2007. We and our advisors also examined the lease and structured finance programs that New Goal International intends to enter into. We and our advisors have also discussed certain financial impacts on New Goal International if and when certain lease assets and structured finance programs materialized.

Satisfaction of 80% Test

In accordance with the terms of the initial public offering, it is a requirement that the target of Shanghai Century’s initial business combination must have a fair market value equal to at least 80% of Shanghai Century’s net assets. The Shanghai Century board of directors, based on their financial skills, knowledge of and experience in the financial services industry, determined that it was qualified to make the determination with regard to the net asset requirement. Based on the financial analysis Shanghai Century’s board of directors generally used to approve the transaction, the Shanghai Century board of directors determined that the Acquisition was fair to and in the best interests of Shanghai Century and its shareholders. In reaching this conclusion, Shanghai Century’s board of directors also took into account the cash exercise price of US$31.8 million to purchase RAD’s 33% interest in New Goal International, the capital contribution of US$50 million to up to US$70 million into New Goal International, and the potential issuance up to an additional 16 million shares and warrants to purchase an additional 6 million shares of Shanghai Century to under the Employment Agreement, if certain net income targets are achieved during the fiscal years 2008, 2009 and 2010. On February 29, 2008, 80% of the net assets of Shanghai Century was equal to approximately US$88.6 million. Accordingly, the board of directors determined that the requirement that the target of Shanghai Century’s initial business combination have a fair market value equal to at least 80% of Shanghai Century’s net assets is satisfied by the consummation of the Acquisition.

Shanghai Century’s board of directors did not obtain a fairness opinion because the board of directors believes, because of the financial skills and business background of its directors, it was qualified to make this analysis itself and concluded that the Acquisition met the 80% test requirement without recourse to an independent source.

To determine the value of New Goal International, the board compiled a list of 24 comparable leasing and financial services companies which are publicly traded on exchanges worldwide including the U.S., Japan, Singapore, China and Hong Kong. The 24 companies were selected based on their business models in addition to their target markets and end customers. Additionally, we analyzed gross and net income margins and revenue growth rates. The board then examined the forward price earnings ratios of these companies. The median and mean 2008 forward price earnings ratios for the 24 companies were 10.9x and 11.5x, respectively.

The companies used for this analysis were as follows as of March 25, 2008:

Company	Price	Market Cap	Enterprise Value	E.V./EBITDA		P/E		P/E/G
				2008E	2009E	2008E	2009E	2008E
	(In Millions of USD, Except per Share Data)
U.S. Leasing Comparables
CIT Group, Inc. (CIT)	$12.53	$2,396.1	$67,698.9	NM	NM	3.1x	3.0x	0.30x
Hertz Global Holdings, Inc. (HTZ)	12.65	4,079.2	15,330.2	9.6x	7.4x	9.3x	7.9x	0.51x
Ryder System, Inc. (R)	62.73	3,603.6	6,263.3	4.4x	4.1x	13.9x	12.7x	1.10x
GATX Corp. (GMT)	41.15	1,902.9	4,158.2	5.6x	5.3x	12.5x	11.8x	0.91x
United Rentals, Inc. (URI)	19.52	1,685.0	4,020.0	3.5x	3.4x	5.4x	5.5x	NM
RSC Holdings, Inc. (RRR)	11.20	1,155.3	3,881.4	4.6x	4.8x	7.5x	7.9x	0.48x
Financial Federal Corp. (FIF)	22.05	561.5	2,164.5	NA	NA	11.5x	NA	NA
Asia Leasing Comparables
ORIX Corp. (TSE:8591)	141.27	$12,781.4	$63,786.5	NM	NM	7.3x	6.8x	0.88x
Mitsubishi UFJ Lease & Finance (TSE:8593)	35.72	2,867.7	29,009.1	NA	NA	8.6x	7.5x	NA
Fuyo General Lease (TSE:8424)	31.23	945.8	8,700.5	NA	NA	7.2x	NA	NA
Century Leasing System Inc. (TSE:8439)	9.50	495.1	6,362.2	NA	NA	6.3x	NA	NA
Ricoh Leasing (TSE:8566)	21.65	675.8	5,678.5	NA	NA	9.2x	8.9x	NA
Financial One Corp. (SGX:CL9)	0.43	350.4	2,451.7	17.2x	NA	5.3x	4.3x	0.14x
Aeon Credit Service Asia (SEHK:900)	0.84	349.9	761.9	NA	NA	8.1x	7.4x	NA
Hong Leong Finance Ltd. (SGX:S41)	2.68	1,175.9	165.2	1.7x	1.6x	11.9x	10.8x	0.98x
China Financial Services Comparables
Industrial and Commercial Bank of China (SHSE:601398)	0.81	$270,759.1	$332,638.3	NA	NA	16.4x	13.4x	0.39x
Bank of China (SEHK:3988)	0.42	105,727.3	90,229.7	NA	NA	10.2x	8.8x	0.38x
Bank of Communications (SEHK:3328)	1.13	55,366.1	82,465.1	13.6x	11.9x	13.2x	10.9x	0.34x
China Merchants Bank (SHSE:600036)	4.21	61,926.9	45,184.4	11.9x	10.0x	20.3x	16.1x	NA
China CITIC Bank Corporation (SHSE:601998)	1.02	39,661.8	28,819.8	NA	NA	30.1x	23.6x	NA
Shanghai Pudong Development Bank (SHSE:600000)	4.45	19,397.1	2,559.9	1.3x	1.1x	13.9x	11.0x	0.41x
China Minsheng Banking (SHSE:600016)	1.61	23,371.5	21,266.5	12.1x	10.5x	17.7x	14.8x	0.67x
Industrial Bank Co., Ltd. (SHSE:601166)	4.58	22,915.4	8,749.9	NA	NA	13.8x	11.7x	NA
Shenzhen Development Bank (SZSE:000001)	3.90	8,129.5	(905.1)	NA	NA	14.1x	11.5x	1.21x
			Mean	7.8x	6.0x	11.5x	10.3x	0.62x
			Median	5.6x	5.1x	10.9x	10.8x	0.49x

Source: Bloomberg, Thomson Financial, and Capital IQ.

The board of directors made several assumptions in estimating the market value of New Goal International that were used solely for the purpose of management’s determining a value of New Goal International. The net income assumption for fiscal year 2008 was based upon net-income target of US$20 million for 2008 for New Goal International’s management team under the Employment Agreement with Kevin Ma. The net income target for 2008 was determined to be reasonable in light of: (i) the previous success and experience of New Goal International’s proposed management team and (ii) the expected lease income from the ATM machines and automobiles that New Goal International will have in place following the closing and other potential programs.

New Goal International has no operating history and will only commerce operations on the consummation of the Acquisition. Therefore, the board of directors’ belief that the 2008 net income target is reasonable is based on forward-looking criteria, such as the successful execution of New Goal International’s business plan. If New Goal International cannot successfully execute its business plan, then its actual net income may be substantially lower than US$20 million.

Using these assumptions as the basis for our comparable company analysis in order to determine the value of New Goal International at the time of the acquisition, the board’s analysis calculated that New Goal International, would have a market value of approximately US$218 million by applying a comparable price earnings ratio of 10.9x multiplied by the assumed earnings of New Goal International for 2008 based on the assumed 2008 performance earn-out set at US$20 million. Investors should not place any weight on these estimated market values, because any estimated market value is subject to many assumptions, some or all of which may not be correct or occur as assumed. We cannot assure you that New Goal International will actually meet the net-income target of US$20 million, and furthermore, New Goal International’s actual net income for 2008 may be significantly less than US$20 million.

The foregoing discussion of the information and factors considered by Shanghai Century’s board of directors is not intended to be exhaustive, but includes all currently known material factors, both positive and negative, that the board of directors considered in reaching its determination that the Acquisition is in the best interest of Shanghai Century and its shareholders. In view of the variety of factors considered in connection with its evaluation of the Acquisition, Shanghai Century’s board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given differing weights to different factors. After weighing all of the different factors, Shanghai Century’s board of directors unanimously determined to recommend that Shanghai Century shareholders vote “FOR” the approval and authorization of the Acquisition at the special meeting.

Interest of Shanghai Century Directors and Officers in the Acquisition

When you consider the recommendation of our board of directors that you vote in favor of adoption of the Acquisition Proposal, you should keep in mind that our directors, executive officers and our advisor have interests in the Acquisition that are different from, or in addition to, your interest as a shareholder. These interests include, among other things:

If the Acquisition Proposal is not approved or it is approved but we fail to consummate the Acquisition by April 28, 2008, we will be required to liquidate. In this event, the shares our directors, executive officers and our advisor purchased prior to our IPO will be worthless, because they will not participate in the distribution of our liquidation proceeds with respect to these shares. Our officers, directors and advisor hold a total number of 3,125,000 shares and a total number of 457,500 warrants. Based on the March 27, 2008 closing prices of US$7.60 and US$0.30 for our shares and warrants, respectively, the dollar value of such total number of shares is US$23.75 million and the dollar value of such total number of warrants is US$137,250.

In connection with Shanghai Century’s IPO, each of our directors and officers agreed to indemnify Shanghai Century against any loss or damage whatsoever as a result of a claim by a vendor or target business to the extent such loss or damage reduces the amount held in the Trust Account. If the Acquisition is not consummated, such directors and officers could potentially be liable for any claims against the Trust Account. We believe that there could be an indemnity obligation as of February 29, 2008 because the amount of accrued expenses as of February 29, 2008 is approximately US$665,000 of which approximately US$92,250 is owed to vendors who have waived against the Trust Account, and there is approximately US$159,000 of cash and cash equivalents held outside the Trust Account. Under the terms of the Stock Purchase Agreement, Shanghai Century is directly responsible for the $350,000 non-performance fee payable to RAD under the Joint Venture Agreement if the Acquisition is not consummated. If the costs related the Acquisition incurred by Shanghai Century and the $350,000 non-performance fee exceed the available cash outside of the Trust Account, these costs would be subject to the potential indemnification obligations of the directors and officers of Shanghai Century to the Trust Account if the Acquisition is not consummated and accordingly the directors and officers have a personal interest in recommending that the Acquisition be consummated.

In connection with the termination of the Kelun acquisition, the Chairman of Kelun, has agreed to reimburse us for RMB 3 million (or approximately US$425,387) upon completion of Kelun’s private equity financing and an additional RMB 1 million (approximately US$141,795) upon Kelun’s listing on the Chinese A share Market.

Following the completion of the Acquisition, our directors and Co-Chief Executive Officers, Messrs. Anthony Kai Yiu Lo, Franklin D. Chu, and our advisor, Dr. Raymond Kuo Fung Ch’ien, subject to the approval of the Nomination Proposal, will serve as members of the board of directors of the combined company. We anticipate that compensation will be paid to Anthony Kai Yiu Lo and Franklin D. Chu for future services as Board members should they serve as directors of the company after closing with such compensation to be determined by the compensation committee of the board in line with the compensation policies of the company for members of the board. None of our directors, executive officers or our advisor will continue to hold any executive position in the combined company following the Acquisition.

Shanghai Century Capital Corporation, a company to be formed and jointly controlled by Messrs. Anthony Kai Yiu Lo and Franklin D. Chu, will provide management consulting services to the combined company through December 31, 2010. Pursuant to the terms of the Joint Venture Agreement, New Goal International will enter a consulting agreement with Shanghai Century Capital Corporation (the “Consulting Agreement”) pursuant to which, we will pay Shanghai Century Capital Corporation US$600,000 upon consummation of the Acquisition and US$500,000 on January 1, 2009, and a final payment of US$500,000 on January 1, 2010.

Redemption Rights

Under our amended and restated articles of association, a holder of shares issued in our IPO may, if the shareholder votes against the Acquisition Proposal, demand that we redeem those shares into cash. This demand must be made on the proxy card at the time the shareholder votes against the Acquisition Proposal. If properly demanded, we will redeem each share as to which a demand has been made into cash. If you exercise your redemption rights, then you will be exchanging the shares you hold for cash and will no longer own these shares. Based on the amount of cash held in the Trust Account as of February 29, 2008, including interest accrued as of that date, you will be entitled to redeem each share that you hold into approximately US$7.93. You will only be entitled to receive cash for these shares if you continue to hold these shares through the closing date of the Acquisition and then tender your share certificate to us within the time period specified in our instructions to you. If the Acquisition is not completed, then these shares will not be redeemed into cash until we liquidate, as described above.

The Acquisition will not be completed if the holders of at least 2,875,000 or more of our shares issued in our IPO, an amount equal to 20% of those shares, exercise their redemption rights.

RAD may purchase outstanding shares of Shanghai Century from public shareholders in exchange for such shareholders agreeing to vote in favor of, or to change their vote to vote in favor of, the proposals presented at the shareholders meeting or granting RAD a proxy to vote their shares in RAD’s discretion. These shares would be purchased at prices to be negotiated between RAD and the shareholders. Currently, RAD has not committed to purchase any shares. In the event that RAD purchases shares of Shanghai Century, it could acquire a significant percentage of the outstanding voting power of Shanghai Century, and, therefore, would then have significant influence over the management of the combined company following the Acquisition. RAD has not indicated that it intends to make any purchases at this time.

In addition, certain of our directors and officers may also purchase shares of Shanghai Century from public shareholders, in exchange for such shareholders agreeing to vote in favor of, or to change their vote in favor of, the proposals presented at the shareholders meeting or granting such director or officer a proxy to vote their shares in such director’s or director’s discretion. These shares would be purchased at prices to be negotiated between such director or officer and the shareholders. Currently, no director or officer of Shanghai Century has committed to purchase any shares. It is not anticipated that if any such shares are purchased by any officers or directors that the number would be significant.

In the event that public shareholders holding a significant number of our shares, but less than 2,875,000 shares, vote against the Acquisition, as described below, and exercise their right to redeem their shares for their pro rata interest in the Trust Account, the amount of funds in the Trust Account available to make the capital contribution under the Joint Venture Agreement and pay the exercise price under Asia Leader’s option to purchase the 33% equity interest of New Goal International from RAD will be reduced, and, therefore, we may need to obtain additional financing in the form of loans.

If we incur significant debt from to complete the Acquisition, unless we receive sufficient revenues from the operation of New Goal International following the Acquisition or from the exercise of outstanding warrants, we will need to raise additional funds to repay the loans. Among the methods we may use to raise funds include the sale of additional equity securities, or the sale of debt securities together with equity securities, such as warrants, which would dilute our existing shareholders.

Ownership of Shanghai Century Following the Acquisition

We have 17,500,000 shares currently outstanding, of which our public shareholders collectively own approximately 14,375,000 (82%). We will not issue any of our shares in connection with the Stock Purchase Agreement or the Joint Venture Agreement. However, pursuant to the Employment Agreement with Kevin Ma we may issue up to 16,000,000 shares and warrants to purchase an additional 6,000,000 shares to the management team of New Goal International if certain net-income targets are achieved during 2008, 2009 and 2010. In the event that all 16,000,000 shares were issued and warrants to purchase 6,000,000 shares were issued and exercised, our outstanding shares would equal 39,500,000 shares, assuming none of our other warrants and options were exercised and no other ordinary shares were issued following the Acquisition. Therefore, our public shareholders alone would own approximately 36% of our company, reduction in their percentage of ownership of approximately 46% of our company (without taking into account our outstanding warrants held by public shareholders).

Subsidiary Status of Asia Leader and New Goal International After the Acquisition

After completion of the Acquisition, Asia Leader will be our wholly owned direct subsidiary and New Goal International will be our wholly owned indirect subsidiary. New Goal International intends to establish a WFOE in China after the consummation of the Acquisition.

Taxation

According to the PRC’s currently applicable income tax laws, regulations, notices and decisions related to foreign investment enterprises and their investors (the “Applicable Foreign Enterprises Tax Law”), income such as dividends and profits distribution from the PRC derived from a foreign enterprise which has no establishment in the PRC is subject to an effective 10% withholding tax, however according to the Double Tax Avoidance Agreement between Hong Kong and China, a 5% withholding tax rate will apply if the beneficial owner (Hong Kong holding company) owns at least 25% of the registered capital of the Chinese company paying the dividend; otherwise, a 10% withholding tax rate will apply. In addition, according to current laws, if the dividend is distributed from pre-2008 retained earnings, the withholding tax rate on such dividend will still be zero even if such dividend would be repatriated in 2008 or after.

Foreign Exchange Considerations

Following the Acquisition, substantially all revenues and income will likely be received in Renminbi, the main currency used in the PRC. Thus, the dollar equivalent of our net assets and distributions, if any, would be adversely affected by reductions in the value of the Renminbi. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of this currency against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our Renminbi into U.S. dollars for other business purposes and the U.S. dollar appreciates against this currency, the U.S. dollar equivalent of the Renminbi we convert would be reduced.

In the PRC, the State Administration for Foreign Exchange (“SAFE”) regulates the conversion of the Renminbi into foreign currencies and foreign currencies into Renminbi. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), the Administration Regulations on the Settlement, Sale and Payment of Foreign Exchange (1996) and other various regulations and rules issued by SAFE. Under these rules and regulations, significant restrictions on foreign exchange still remain, including, among other things, the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, income arising out of “current account transactions”, such as dividends distribution, interest payments, trade and service-related foreign exchange transactions, may be converted into foreign currencies at the authorized banks in China; while income arising out of “capital account transactions”, such as direct investment, foreign loans and repayment of the foreign loans, shall not be converted into foreign currencies unless the prior approval of SAFE is obtained. Any current and future restrictions on currency exchanges may limit our ability to use future cash flow for the distribution of dividends to our shareholders or to fund operations we may have outside of the PRC.

Under the entrustment arrangement between New Goal International and NCIL, New Goal International may provide funds to NCIL, for the latter to carry out the entrustment arrangement in China by one of the following means: (i) through an offshore bank, providing a standby letter of credit or a bank guarantee to a bank in China, such that the bank in China will provide a loan in RMB to NCIL or (ii) providing foreign currency loan to NCIL. If New Goal International chooses to provide foreign currency loan to NCIL directly, such loan shall be subject to the approval of SAFE. Under the entrustment arrangement, proceeds generated from the lease programs that NCIL enters for New Goal International’s on an entrustment basis, such as rents, shall belong to New Goal International, and be remitted to New Goal International by NCIL. We do not believe that such proceeds will be subject to the examination by SAFE. However, there can be no assurance that the PRC government authorities will take a view that is consistent to ours. If the PRC government authorities view such proceeds generated from the trust arrangement as repayment of foreign currency loan or other type of transaction, the remittance of such proceeds to New Goal International shall be subject to the approval of SAFE, thus limiting New Goal International’s ability to receive the proceeds from the entrustment arrangement.

Dividends

Following the Acquisition, we will establish PRC operating subsidiaries. We may rely on dividends and other distributions from such operating subsidiaries to provide us with cash flow and to meet our other obligations. Current regulations in China would permit any PRC operating subsidiaries to pay dividends only out of accumulated distributable profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, any PRC operating subsidiary will be required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its accumulated profits each year. Such cash reserve may not be distributed as cash dividends. If any operating subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict their respective ability to pay dividends or make other payments.

PRC Operation Considerations

Under PRC laws, foreign companies that have no establishment in China may not carry out business operations in China. Therefore, New Goal International cannot engage directly in the financial leasing business in China until it has established a WFOE in China. As a result, New Goal International has entered into the Exclusive Cooperation Agreement with NCIL, pursuant to which NCIL will conduct New Goal International’s business on its behalf on an entrustment basis. We believe that entrustment arrangement will allow New Goal International to receive the economic benefits of the business conducted by NCIL on New Goal International’s behalf without violating any PRC laws or regulations that prohibit foreign companies that have no establishment in China from carrying out business operations in China. However, due to the lack of official interpretation and uncertainties in application of these PRC laws and regulations, there is a possibility that the PRC government authorities will deem New Goal International to be carrying out business operations in China, in which case the entrustment arrangement will be adversely impacted.

Interest of Certain Director Nominees

Among director nominees set forth in the “The Nomination Proposal” section, Messrs. Ma and Chan are affiliated with RAD and NCIL.

Appraisal or Dissenters Rights

No appraisal or dissenters rights are available under the Cayman Islands law for our shareholders in connection with the Acquisition Proposal.

Material U.S. Federal Income Tax Consequences

General

The following is a summary of certain material U.S. federal income tax consequences to Shanghai Century as a result of the Acquisition and to holders of our shares and warrants of their investment in Shanghai Century. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of shares or warrants that is for U.S. federal income tax purposes: an individual citizen or resident of the U.S.; a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the U.S., any state thereof or the District of Columbia; an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or a trust if (a) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our shares and warrants is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, this owner will be considered a “Non-U.S. Holder.”

The U.S. federal income tax consequences applicable to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury regulations promulgated under the Code, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to Shanghai Century or to any particular holder based on its individual circumstances. In particular, this discussion considers only holders that own our shares and warrants as capital assets and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including: financial institutions or “financial services entities”; broker-dealers; taxpayers who have elected mark-to-market accounting; tax-exempt entities; governments or agencies or instrumentalities thereof; insurance companies; regulated investment companies; real estate investment trusts; certain expatriates or former long-term residents of the U.S.; persons that actually or constructively own 10% or more of our voting shares; persons that hold our shares or warrants as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our shares or warrants through these entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our shares and warrants, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description in this proxy statement, and its determination may be upheld by a court.

Because of the complexity of the tax laws and because the tax consequences to us or to any holder of our securities may be affected by matters not discussed in this proxy statement, each holder of our securities is urged to consult with its tax advisor with respect to the specific tax consequences of the Acquisition and of the ownership and disposition of our shares and warrants, including the applicability and effect of state, local and non-U.S. tax laws, as well as U.S. federal tax laws.

Tax Consequences of the Acquisition to Shanghai Century

We should not recognize any gain or loss for U.S. federal income tax purposes as a result of the Acquisition.

Tax Consequences to U.S. Holders

Taxation of Distributions Paid on Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any dividend paid on our shares. A distribution on our shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). That dividend will not be eligible for the dividends- received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of these earnings and profits will be applied against and reduce the U.S. Holder’s basis in its shares and, to the extent in excess of that basis, will be treated as gain from the sale or exchange of these shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable long-term capital gains rate (see “ — Taxation on the Disposition of Shares and Warrants” below) provided that (1) our shares are readily tradable on an established securities market in the U.S., (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. It is not entirely clear, however, whether a U.S. Holder’s holding period for our shares would be suspended for purposes of clause (3) above for the period that that holder had a right to have these shares redeemed by us. In addition, under recently published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the U.S. only if they are listed on certain exchanges, which presently include the American Stock Exchange. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our shares.

Taxation on the Disposition of Shares and Warrants

Subject to the discussion of the PFIC rules below, upon a sale or other taxable disposition of our shares or warrants (which, in general, would include a redemption of shares upon the exercise by a U.S. Holder of its redemption rights), a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the shares or warrants. See “ — Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s basis in the shares acquired as a result of the exercise of a warrant.

Capital gains that U.S. Holders recognize generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains that non-corporate U.S. Holders recognize are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2011 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the shares or warrants exceeds one year. The deductibility of capital losses is subject to various limitations.

Exercise or Lapse of a Warrant

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant. Shares acquired as a result of the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of these shares generally would begin on the day after the date of exercise of the warrant. If the terms of a warrant provide for any adjustment to the number of shares of shares for which the warrant may be exercised or to the exercise price of the warrants, this adjustment may, under certain circumstances, result in constructive distributions that could be taxable to the U.S. Holder of the warrants. Conversely, the absence of an appropriate adjustment similarly may result in a constructive distribution that could be taxable to the U.S. Holders of the shares. See “ — Taxation of Distributions Paid on Shares,” above. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to that holder’s tax basis in the warrant.

Passive Foreign Investment Company Rules

A foreign corporation will be a passive foreign investment company, or PFIC, if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any company in which it is considered to own, directly or indirectly, at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any company in which it is considered to own, directly or indirectly, at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets.

Based on the composition of our assets to date (which have largely consisted of cash and other investment assets), as well as the composition of our income to date (which has largely consisted of interest), it is likely that we will be treated as a PFIC in 2006 and 2007. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of the taxable year, and accordingly there can be no assurance with respect to our status as a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder held our shares or warrants, and the U.S. Holder did not make a timely qualified electing fund (“QEF”) election for the first taxable year of its holding period for our shares or a mark-to-market election for that first taxable year, as described below, that holder will be subject to special rules with respect to: any gain that the U.S. Holder recognizes on the sale or other taxable disposition of its shares or warrants; and any excess distribution made to the U.S. Holder (generally, any distributions to that U.S. Holder during a taxable year that are greater than 125% of the average annual distributions that this U.S. Holder receives from us in respect of the shares during the three preceding taxable years or, if shorter, that U.S. Holder’s holding period for the shares).

Under these rules, the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the shares or warrants; the amount allocated to the taxable year in which the U.S. Holder recognized the gain or excess distribution will be taxed as ordinary income; the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such prior year.

In addition, if we are a PFIC, a U.S. Holder who acquires our shares or warrants from a deceased U.S. Holder who dies before January 1, 2010 generally will be denied the step-up in U.S. federal income tax basis for these shares or warrants to their fair market value at the date of the deceased holder’s death. Instead, that U.S. Holder would have a tax basis in these shares or warrants equal to the deceased holder’s tax basis, if lower.

In general, a U.S. Holder may avoid the PFIC tax consequences described above by making a timely QEF election to include in income its pro rata share of our net capital gains (as long- term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any of these taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its warrants. As a result, if we were a PFIC at any time during the period the U.S. Holder held the warrants, any gain recognized by a U.S. Holder who sells or otherwise disposes of a warrant (other than upon exercise of a warrant) generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. If a U.S. Holder that exercises these warrants properly makes a QEF election with respect to the newly acquired shares (or has previously made a QEF election with respect to our shares), the QEF election will apply to the newly acquired shares, but the adverse tax consequences relating to PFIC shares will continue to apply with respect to these shares (which generally will be deemed to have a holding period for the purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election. The purging election creates a deemed sale of these shares at their fair market value. The gain required to be recognized as a result of the purging election is subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with this return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request the information the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has elected the application of the QEF rules to our shares, and the special tax and interest charge rules do not apply to these shares (because of a timely QEF election for the first tax year of the U.S. Holder’s holding period for our shares or a purge of the PFIC taint as a result of a purging election), any gain recognized on the appreciation of our shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In that case, a subsequent distribution of these earnings and profits that were previously included in income generally will not be taxable as a dividend. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding this property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who held shares or warrants while we were a PFIC, whether or not we meet the test for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for our first tax year in which the U.S. Holder holds (or is deemed to hold) our shares and for which we are determined to be a PFIC, however, will not be subject to the PFIC tax and interest charge rules (or the denial of basis step-up at death) discussed above in respect to these shares. In addition, that U.S. Holder will not be subject to the QEF inclusion regime with respect to these shares for the tax years in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our tax years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our shares, the PFIC rules discussed above will continue to apply to these shares unless the holder makes a purging election and pays the tax and interest charge with respect to the gain inherent in these shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder owns shares in a PFIC that is treated as marketable stock, the U.S. Holder may make a mark-to-market election. If the U.S. Holder makes a valid mark-to-market election, for the first tax year in which the U.S. Holder holds shares in the PFIC, that holder generally will not be subject to the PFIC rules described above in respect to its shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its shares at the end of its taxable year over the adjusted basis in its shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its shares over the fair market value of its shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. While we expect that our shares will continue to be listed and traded on the AMEX. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our shares under their particular circumstances.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of this lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares during any year in a PFIC, that holder may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our shares and warrants should consult their own tax advisors concerning the application of the PFIC rules to our shares and warrants under their particular circumstances.

Tax Consequences to Non-U.S. Holders

Dividends paid to a Non-U.S. Holder in respect of its shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that that holder maintains in the U.S.).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our shares or warrants unless this gain is effectively connected with its conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that that holder maintains in the U.S.) or the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met (in which case, this gain from U.S. sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the U.S.) generally will be subject to tax in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to distributions made on our shares within the U.S. to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our shares or warrants by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the U.S. will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of our shares or warrants by a non-corporate U.S. Holder, in each case who:

•	fails to provide an accurate taxpayer identification number;
•	is notified by the IRS that backup withholding is required; or
•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle that holder to a refund, provided that certain required information is timely furnished to the IRS.

Anticipated Accounting Treatment

With regard to the acquisition of Asia Leader and its subsidiary, New Goal International, by Shanghai Century for cash, Shanghai Century will be treated as the accounting acquirer since:

•	on consummation of the transaction, the current owners of Shanghai Century as a group retain the larger portion of the voting rights in the combined entity; and
•	Shanghai Century has the ability to elect or appoint a majority of the governing body of the combined entity.

Following the Acquisition, Kevin Ma will become the chief executive officer of Shanghai Century but will not hold any shares in Shanghai Century.

If New Goal International and its PRC financial leasing subsidiary achieved their net after tax profit targets in 2008, 2009 and 2010 to the maximum extent permitted for the award of earn out shares and warrants, Kevin Ma and other key management team members will hold approximately 25.5%, 38.6% and 47.8% of the issued and outstanding ordinary shares of Shanghai Century, assuming none of Shanghai Century’s warrants and options were exercised and no other ordinary shares were issued following the Acquisition.

The acquisition of Asia Leader and its subsidiary, New Goal International, by Shanghai Century represents in essence an acquisition of the assets of Asia Leader and New Goal International both of which are development stage companies. As such, the acquisition will not constitute a business combination in accordance with SFAS 141 “Business Combinations,” but an acquisition of assets and liabilities for accounting purposes. Therefore, the purchase price will be allocated to the assets and liabilities acquired based on their relative fair values. The identifiable intangible asses will likely comprise the contractual rights under the Joint Venture Agreement, the Exclusive Cooperation Agreement and other ancillary agreements whereby the economic benefits of leasing activities undertaken by NCIL in designated industries in China will accrue to New Goal International. On the basis of information available at the time of preparation of this proxy, it is anticipated that the cost of acquisition of Asia Leader and New Goal International by Shanghai Century will be allocated as follows:

	US$’000
Equipment and other assets held for lease	62,900	(1)
Identifiable intangible assets	32,100	(2)
Security deposit received	(6,062)
Total cost of acquisition:	88,938

(1)	Represents the current assumed purchase price of equipment purchased under the supply contracts for automobiles and ATMs described above. Such amount equals the capital contribution as adjusted that Asia Leader must make to New Goal International under the Joint Venture Agreement plus the security deposit received from Zhongyida under the automobile program.
(2)	Represents the cost of acquisition of Asia Leader and exercise price of the option to purchase RAD’s 33% interest in New Goal International. Following the consummation of the Acquisition, Shanghai Century intends to evaluate the identifiable intangible assets of New Goal International that satisfy either the contractual-legal or separability criteria in accordance with SFAS 142, Goodwill and Other Intangible Assets. This evaluation will be carried out with the assistance of independent appraisers where necessary. This may result in the amount indicated above being reclassified into individual identifiable intangible assets. Accordingly, the adjustments and the resulting reclassification may be different from the amounts presented above or in the unaudited condensed pro form consolidated balance sheets.

Regulatory Approvals

Shanghai Century and New Goal International do not expect that the Acquisition will be subject to any state or federal regulatory requirements in the U.S. other than filings under applicable securities laws. Shanghai Century intends to comply with all such requirements. We do not believe that, in connection with the completion of the Acquisition, any consent, approval, authorization or permit of, or filing with or notification to, any merger control authority or other government authority will be required in any jurisdiction, including the PRC.

Expenses

In our registration statement, on Form F-1 filed with the SEC on December 12, 2005, as amended from time to time, in the section titled “Use of Proceeds”, the funds that remained, from the total funds raised in our initial public offering, to be used for working capital as net proceeds not held in the Trust Account were US$159,000. In accordance with the terms of the Trust Agreement, Shanghai Century has received approximately US$5.5 million to be used as working capital from the interest earned in the Trust Account, for a total of approximately US$5.3 million. As of February 29, 2008, we incurred expenses related to finding an acquisition target and maintaining our corporate existence as a public company in the amount of approximately US$6.2 million which includes approximately US$1.1 million in professional fees and expenses, approximately US$146,000 in insurance costs, approximately US$3.1 million to perform due diligence and approximately US$1.9 million in other related costs such as rent, taxes and administrative, lodging and transportation costs. After the payment of these expenses, we have a working capital balance of approximately US$(724,000). Furthermore, in connection with the termination of the Share Purchase Agreement, dated May 28, 2007, between Shanghai Century and Kelun, we also entered an agreement with Liu Gexin, the chairman of Kelun, on February 20, 2008, whereby Mr. Liu Gexin has agreed to reimburse Shanghai Century for certain of its due diligence expenses in connection with the Share Purchase Agreement. Under this agreement, Mr. Liu Gexin will reimburse us for RMB3 million (or approximately US$425,387) upon completion of Kelun’s private equity financing, which is expected to occur on March 30, 2008, and an additional RMB1 million (or approximately US$141,795) upon Kelun’s filing on the Chinese A-share market.

Consequences if Acquisition Proposal Is Not Approved

If Shanghai Century’s shareholders fail to approve the Acquisition Proposal, Shanghai Century will not acquire New Goal International. Under our amended and restated articles of association, we will be liquidated if we do not consummate a business combination by April 28, 2008.

Required Vote

The approval of the Acquisition Proposal will require the affirmative vote of a majority of the shares voted for this proposal at the meeting.

Recommendation

For the reasons described above, among others, we believe that the Acquisition is attractively valued. Accordingly, after careful consideration, our board of directors has determined unanimously that the Acquisition Proposal is fair to and in the best interests of Shanghai Century and our shareholders. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE ACQUISITION PROPOSAL.

THE STOCK PURCHASE AGREEMENT

The following summary of the material provisions of the Stock Purchase Agreement is qualified by reference to the complete text of the Stock Purchase Agreement, a copy of which is attached as Annex A to this proxy statement. All shareholders are encouraged to read the Stock Purchase Agreement in its entirety for a more complete description of the terms and conditions of the Acquisition.

The Stock Purchase Agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about us. This information can be found elsewhere in this proxy statement and in our other public filings with the SEC, which are available without charge at www.sec.gov.

The Stock Purchase Agreement contains representations and warranties that Shanghai Century and Richard Li have made to one another for the benefit of these parties only, and may not be relied upon by any other person. The assertions embodied in the representations and warranties contained in the Stock Purchase Agreement are qualified by information in disclosure schedules to the Stock Purchase Agreement. While we do not believe that the disclosure schedules contain information that we are required to disclose according to any applicable securities laws, the disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Stock Purchase Agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since the representations and warranties are subject in important part to the underlying disclosure schedules. The disclosure schedules contain nonpublic information. Information concerning the subject matter of the representations and warranties may have changed since the date of the Stock Purchase Agreement, and subsequent information may or may not be fully reflected in our public disclosures.

General

We entered into the Stock Purchase Agreement with Richard Li on February 20, 2008. Under the terms of the Stock Purchase Agreement, we will acquire 100% of the outstanding shares of Asia Leader from Richard Li, its sole shareholder. Following the consummation of the Stock Purchase Agreement, Asia Leader will be a wholly owned direct subsidiary of Shanghai Century.

Purchase Price

As consideration for the shares of Asia Leader:

•	we will pay Richard Li US$300,000 in cash; and
•	and assume Asia Leader’s obligations under the Joint Venture Agreement, which obligations include (i) a capital contribution of up to US$70 million, subject to adjustment, to New Goal International and (ii) the exercise of Asia Leader’s option to purchase the remaining 33% equity interest in New Goal International for US$31.8 million.

Consummation of the Stock Purchase Agreement

The closing of the acquisition of the shares of Asia Leader will take place when all conditions to the obligations of each party to the Stock Purchase Agreement, more fully described below, have been satisfied or waived. We believe that all such conditions will have been satisfied or waived upon receiving shareholder approval of the Acquisition Proposal, and therefore, we expect that the closing of the transactions contemplated by the Stock Purchase Agreement will take place shortly thereafter.

Representations and Warranties

The Stock Purchase Agreement contains a number of representation and warranties that each of Shanghai Century and Richard Li have made to one another. The representations and warranties of Richard Li include and relate to:

•	title to the shares of Asia Leader;
•	the Joint Venture Agreement;
•	absence of conflicts or violation under law or government orders, or other conflicts or defaults that would result in any encumbrance on the shares of Asia Leader or any of its assets;

•	the due organization and good standing under Hong Kong law of Asia Leader and the corporate power of Asia Leader to enter and perform the Joint Venture Agreement; and
•	the capitalization of Asia Leader.

The representations and warranties of Shanghai Century include and relate to:

•	due organization and qualification; and
•	absence of conflicts under organizational documents, law, government orders, breaches, defaults or other triggering events as result of the contemplated transactions, and receipt of required consents, including shareholder approval of the Stock Purchase Agreement.

Materiality and Material Adverse Effect

Some of the representations and warranties of Richard Li are qualified by materiality or material adverse effect on the ability of Richard Li to consummate the Stock Purchase Agreement or the shares of Asia Leader. For the purposes of Richard Li’s representations and warranties under the Stock Purchase Agreement, a material adverse effect means any circumstance, change in, or effect on Richard Li that individually, or in the aggregate, could adversely effect Richard Li’s ability to perform the Stock Purchase Agreement.

Interim Covenants Relating to Asia Leader

Under the Purchase Agreement, Richard Li agreed that prior to the closing of the Stock Purchase Agreement, Asia Leader shall not conduct any business except to consummate the Joint Venture Agreement. In addition, Richard Li covenanted that, except in connection with the Joint Venture Agreement, Asia Leader will not incur any liabilities or issue any shares of capital stock prior to the closing of the Stock Purchase Agreement or its termination.

Exclusivity

Until the closing or termination of the Stock Purchase Agreement, Richard Li has agreed that neither he nor any of his representatives will initiate or solicit any inquiries or the making of any offer or proposal that constitutes or would reasonably be expected to lead to a proposal for a stock purchase, asset acquisition, merger or consolidation or other business combination involving Asia Leader or New Goal International.

Conditions to the Consummation of the Stock Purchase Agreement

Conditions to Our Obligation Under the Stock Purchase Agreement:

Our obligation to consummate the transactions contemplated by the Stock Purchase Agreement is conditioned upon, among other things, the following:

•	non-occurrence of any event that would have a material adverse effect on our ability to consummate the agreement;
•	we have received the executed Employment Agreement between us and Kevin Ma; and
•	we have received the executed notice from Asia Leader to RAD exercising its option to purchase RAD’s 33% interest in New Goal International.

Conditions to Richard Li’s Obligations Under the Stock Purchase Agreement:

The obligation of Richard Li to consummate the transactions contemplated by the Stock Purchase Agreement is conditioned upon, among other things, the following:

•	no proceedings have been commenced or threatened that would render consummation of the sale of the shares unlawful; and
•	the delivery of the purchase price consisting of US$300,000 cash and the assumption of Asia Leader’s obligations under the Joint Venture Agreement.

Indemnification

Under the Stock Purchase Agreement, Richard Li will indemnify us from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses including reasonable attorneys’ fees, as a result of Richard Li’s breach of any representations, warranties or covenants contained in the Stock Purchase Agreement. However, the maximum and sole liability of Richard Li to indemnify us is limited to a full refund of the US$300,000 portion of the purchase price.

Termination of the Stock Purchase Agreement

The Stock Purchase Agreement may be terminated prior to closing as follows:

•	by us if Richard Li breaches any representation, warranty or covenant made in the Stock Purchase Agreement, or fails to satisfy any condition to our obligation to consummate the Stock Purchase Agreement;
•	by Richard Li if we breach any representation, warranty or covenant made in the Stock Purchase Agreement, or fail to satisfy any condition to his obligation to consummate the Stock Purchase Agreement; and
•	by either party, if the closing has not occurred by April 28, 2008.

Effect of Termination

If the Stock Purchase Agreement is terminated, no party will have any liability or further obligation to any other party, except for any liability arising out of knowing, willful or fraudulent breach of the Stock Purchase Agreement.

In the event, that Acquisition is not consummated, under the terms of Stock Purchase Agreement, we are directly responsible for the $350,000 non-performance fee payable to RAD under the Joint Venture Agreement.

THE JOINT VENTURE AGREEMENT

The following summary of the material provisions of the Joint Venture Agreement is qualified by reference to the complete text of the Joint Venture Agreement, a copy of which is attached as Annex B to this proxy statement. All shareholders are encouraged to read the Joint Venture Agreement in its entirety for a more complete description of the terms and conditions of the Acquisition.

The Joint Venture Agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about us. This information can be found elsewhere in this proxy statement and in our other public filings with the SEC, which are available without charge at www.sec.gov.

The Joint Venture Agreement contains representations and warranties that Asia Leader, RAD and Kevin Ma have made to one another for the benefit of these parties only, and may not be relied upon by any other person. The assertions embodied in the representations and warranties contained in the Joint Venture Agreement are qualified by information in disclosure schedules to the Joint Venture Agreement. While we do not believe that the disclosure schedules contain information that we are required to disclose according to any applicable securities laws, the disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Joint Venture Agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since the representations and warranties are subject in important part to the underlying disclosure schedules. The disclosure schedules contain nonpublic information. Information concerning the subject matter of the representations and warranties may have changed since the date of the Joint Venture Agreement, and subsequent information may or may not be fully reflected in our public disclosures.

General

On February 20, 2008, Asia Leader, RAD and Kevin Ma entered into the Joint Venture Agreement. Under the terms of the Joint Venture Agreement, Asia Leader and RAD formed New Goal International to conduct a structured lease finance business.

Capital Contributions

Capital Contribution of RAD

Pursuant to the Joint Venture Agreement, RAD has agreed to contribute the following agreements on the closing date of the consummation of the Acquisition to New Goal International:

•	the Exclusive Cooperation Agreement pursuant to which NCIL will, on an exclusive basis, conduct New Goal International’s business on its behalf;
•	two framework contracts, which shall include (i) a framework contract for automobiles among New Goal International, NCIL, the supplier and dealer, and (ii) a framework contract for ATMs among New Goal International, NCIL, the supplier and the lessee, which contracts set forth the terms for the purchase of the equipment and the leasing program;
•	two trust lease contracts, which shall include: (i) a trust lease contract for automobiles between New Goal International and NCIL and (ii) a trust lease Contract for ATMs between New Goal International and NCIL, pursuant to which NCIL will enter lease agreements with the lessees of the equipment and collect lease payments on behalf of New Goal International;
•	one lease contract for the ATMs between NCIL and the lessee;
•	two supply contracts, which shall include: (i) a supply contract for automobiles among New Goal International, NCIL, the supplier and dealer, and (ii) a supply contract for ATMs among New Goal International, NCIL and the supplier, pursuant to which New Goal International will purchase up to US$70 million of automobiles and ATMs; and
•	the Right of First Refusal Agreement dated February 20, 2008 by and among Asia Leader, RAD, NCIL, New Century International Leasing Company Limited (HK) (“New Century”) and Kevin Ma for the outstanding shares of NCIL. Please see “Right of First Refusal” below.

In addition, RAD has agreed to provide temporary assistance to New Goal International until its is able to establish a WFOE and the WFOE receives its official business license authorizing it to engage in the financial leasing business in the PRC and to make the following additional contributions:

•	framework, trust lease, lease and supply contracts for windmills (within 6 months following the consummation of the Acquisition);
•	three arranger agreements pursuant to which New Goal International will receive fees in exchange for arranging structured lease finance programs between a vendor and a lessee (on a date to be agreed on by the parties); and
•	joint venture contracts between New Goal International and three PRC entities (within 90 days following the consummation of the Acquisition).

Asia Leader’s Capital Contribution

Asia Leader has agreed to contribute to New Goal International up to US$70 million in cash, provided, however, that in the event that the value of the equipment purchased by New Goal International pursuant to the supply agreements is less than US$70 million, the amount of Asia Leader’s capital contribution will be decreased by the same amount. Under the Joint Venture Agreement, the value of the equipment purchased pursuant to the supply contracts may not be less than US$50 million. It is currently anticipated that such amount will be equal to US$63 million.

In addition, under the terms of the Joint Venture Agreement, Asia Leader will have the option to purchase RAD’s 33% equity interest in New Goal International for US$31.8 million in cash. It is expected that Asia Leader will exercise such option on the closing date of the consummation of the Acquisition. Following the consummation of the Acquisition and the exercise of Asia Leader’s option to purchase RAD’s 33% equity interest in New Goal International, New Goal International will be a wholly owned indirect subsidiary of Shanghai Century.

No Further Capital Contributions

Except as set forth above, neither Asia Leader nor RAD will be required to make any additional capital contributions or lend money to New Goal International.

Conditions to Making the Capital Contributions

Conditions to Asia Leader’s Obligations Under the Joint Venture Agreement:

Asia Leader’s obligation to consummate the transactions contemplated by the Joint Venture Agreement is conditioned upon, among other things, the following:

•	the delivery by RAD on the consummation of the Acquisition of the following agreements: Exclusive Cooperation Agreement, each of the framework agreement, trust lease agreement, lease agreement and supply agreement for ATMs and each of the framework agreement, trust lease agreement and supply agreement for automobiles;
•	non-occurrence of any event that would have a material adverse effect on the business or operations of NCIL or any of the agreements that RAD must deliver on the closing date of the consummation of the Acquisition;
•	receipt of a satisfactory legal opinion from PRC counsel to NCIL and Bahamas counsel to RAD; and
•	New Goal International will have entered into the Consulting Agreement with Shanghai Century Capital Corporation.

Conditions to RAD’s Obligations Under the Joint Venture Agreement:

RAD’s obligation to make its capital contribution is conditioned upon, among other things, the following:

•	receipt of Asia Leader’s notice to exercise its option to purchase RAD’s 33% interest in New Goal International; and

•	receipt by New Goal International of Asia Leader’s capital contribution.

Management and Control of New Goal International

The business and affairs of New Goal International will be managed by its board of directors, which will consist of three members. Asia Leader will appoint two directors and RAD will appoint one. Asia Leader will initially appoint Richard Li and Mr. Hong Da Pan to serve as directors of New Goal International and RAD will appoint Kevin Ma. Furthermore, Kevin Ma will serve as the initial chief executive officer of New Goal International.

Without the unanimous consent of the board of directors of New Goal International, any transaction between New Goal International and Asia Leader or RAD, or any of their respective affiliates, will be at arm’s length on terms no less favorable to New Goal International than would be obtained from unrelated third parties.

Asia Leader’s Option to Purchase the Equity Interest of RAD

Neither Asia Leader nor RAD may transfer all or any portion of their equity interest in New Goal International, except that RAD has granted Asia Leader an option to purchase its 33% equity interest in New Goal International for US$31.8 million. It is expected that Asia Leader will exercise this option on the closing date of the consummation of the Acquisition.

Limitation of Liability and Indemnification by New Goal International Limited

Neither Asia Leader nor RAD, will be liable for the debts and obligations of New Goal International solely by reason of being a joint venturer. Furthermore, New Goal International will indemnify Asia Leader, RAD and New Goal International’s directors and officers from all judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys’ fees) incurred as a result of any proceeding by reason of the fact that such person was a joint venturer or an officer or director of New Goal International. However, New Goal International will not be required to indemnify Asia Leader, RAD or any of New Goal International’s directors or officers if any proceeding was a result of acts committed in bad faith or active and deliberate dishonesty. New Goal International may advance any expenses incurred by the person being indemnified in defending any proceeding, provided such person agrees to repay any amount that it is ultimately determined such person is not entitled to.

Representations and Warranties

The Joint Venture Agreement contains a number of representations and warranties that each of Asia Leader and RAD made to one another. The representations that each of Asia Leader and RAD made to each other relate to:

•	authority to enter the Joint Venture Agreement and enforceability,
•	ability to evaluate the merits and risks of the Joint Venture Agreement,
•	access to information regarding all aspects of New Goal International’s business,
•	ability to bear the risk of an investment in New Goal International, and
•	absence of conflicts of interest with respect to the preparation of the Joint Venture Agreement.

The Joint Venture Agreement also contains a number a representations and warranties regarding NCIL made by RAD and Kevin Ma made to Asia Leader. These representations relate to:

•	the due organization and valid existence of NCIL,
•	NCIL’s authority to enter the agreements that constitute RAD’s capital contribution to New Goal International,
•	absence of conflicts with law or certain agreements that would have a material adverse effect on NCIL,
•	the capitalization of NCIL,

•	possession of all regulatory permits required to operate the business of NCIL, and
•	tax matters.

In addition, RAD and Kevin Ma jointly and severally agreed to indemnify New Goal International and Asia Leader, from any and all losses, liabilities, obligations, claims and expenses (including reasonable attorneys’ fees), that any such party may incur as a result of any breach of any of the representations and warranties of RAD or Kevin Ma, or as a result of any action instituted against New Goal International or Asia Leader if such action is based upon a breach of any representations and warranties of RAD or Kevin Ma. Any representations, warranties, covenants or agreements made by RAD or Kevin Ma, and the indemnities given by RAD and Kevin Ma shall survive the second anniversary of the date of the Joint Venture Agreement. The liability of RAD and Kevin Ma for indemnification shall not exceed $31.8 million.

Materiality and Material Adverse Effect

Some of the representations and warranties of RAD and Kevin Ma are qualified by materiality or material adverse effect on the business of NCIL and the ability of RAD and Kevin Ma to consummate the Joint Venture Agreement. For purposes of the Joint Venture Agreement, a material adverse effect means any change, effect or circumstance which, individually or in the aggregate would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operation of a person.

Termination of the Joint Venture Agreement

None of Asia Leader, RAD or Kevin Ma may terminate the Joint Venture Agreement. In the event of any actual breach of or default under the Joint Venture Agreement by any party, the other parties shall be entitled to equitable relief and other remedies available under law. Under the Joint Venture Agreement, if Asia Leader fails to make its capital contribution to New Goal International by April 30, 2008, then RAD is entitled to a non-performance fee of US$350,000, subject to certain exceptions.

The Exclusive Cooperation Agreement

As set forth above, RAD is required to deliver the Exclusive Cooperation Agreement as part of its capital contribution to New Goal International. RAD will cause NCIL to enter into the Exclusive Cooperation Agreement with New Goal International. Under the Exclusive Cooperation Agreement, between New Goal International and NCIL, NCIL will, on an exclusive basis, arrange leasing transactions in the alternative energy, banking/financial services, automotive and transport, energy savings infrastructure, healthcare, aviation, forestry and telecommunications (excluding 2G mobile telephone technology) industries for New Goal International. Subsequent to the Acquisition, NCIL will limit its business to (i) 2G mobile telephone technology and (ii) office equipment, provided, however, if New Goal International determines to not pursue a particular lease program in the aviation or health care industries, then New Goal International will notify NCIL of such determination and NCIL may engage in the leasing program. NCIL will use its best efforts to arrange sufficient leasing business for New Goal International to enable New Goal International to receive net income from such leasing business in amounts of US$20 million in 2008, US$34 million in 2009, and US$57.8 million in 2010.

Until New Goal International has established a WFOE licensed to conduct a financial leasing business, NCIL will enter all necessary leasing and other contracts on an entrustment basis for New Goal International. New Goal International will collect all economic benefits from lease arrangements entered into by NCIL on an entrustment basis for New Goal International. After New Goal International has established the WFOE, NCIL will arrange for all such leasing and other contracts to be entered directly with the WFOE. NCIL has also agreed to provide New Goal International or the WFOE, as the case may be, assistance in establishing other corporations, entities or branches in China to conduct its leasing business.

NCIL has covenanted to carry out its lease and financing lease business in a manner that is consistent with its past practices.

NCIL’s cooperation relationship with New Goal International and the WFOE will be exclusive, and NCIL has agreed that it will not enter into any contracts or agreements to establish a similar relationship with any other entity. In addition, NCIL has agreed that New Goal International will have exclusive rights to all intellectual property arising out of the performance of the Exclusive Cooperation Agreement including all trade secrets.

The term of the Exclusive Cooperation Agreement will be from the date of the consummation of the Acquisition until November 18, 2019, the date that NCIL’s leasing license expires. To the extent that NCIL’s leasing license is extended or renewed, the term of the Exclusive Cooperation Agreement will be extended for the period of such extension and renewal and all subsequent extensions and renewals. The Exclusive Cooperation Agreement may be terminated prior to its expiration under the following circumstances:

•	by the mutual agreement of both parties, but not earlier than six months after New Goal International has established the WFOE,
•	by either party, if the other party enters into any voluntary or involuntary bankruptcy proceeding unless dismissed within 90 days, or
•	by mutual agreement if New Goal International acquires 100% of the equity interest of NCIL, but not earlier than six months following the Acquisition.

Neither party may assign its rights under the Exclusive Cooperation Agreement, without the written consent of the other party.

The foregoing summary of the material terms of the Exclusive Cooperation is qualified by reference to the complete text of the Exclusive Cooperation Agreement, a copy of which is attached as Annex C to this proxy statement. All shareholders are encouraged to read the Exclusive Cooperation Agreement in its entirety for a more complete description of its terms and conditions.

Right of First Refusal Agreement

Pursuant to the Right of First Refusal Agreement, dated February 20, 2008, between Asia Leader, RAD and New Century Leasing Company Limited (HK), NCIL and Kevin Ma, for a period of five years from the closing date of the consummation of the Acquisition, Asia Leader has a right of first refusal to purchase the shares of NCIL. NCIL is 80% owned by RAD and 20% owned by New Century Leasing Company Limited (HK). In the event that either RAD or New Century Leasing Company Limited (HK) proposes to sell or transfer any of their shares of NCIL, they must deliver a notice to Asia Leader describing the terms of the proposed sale or transfer. Upon receipt of such notice, Asia Leader has the right to purchase the shares offered for sale or transfer upon the same terms set forth in the notice.

In addition, RAD and New Century Leasing Company Limited (HK) each agreed that they will not otherwise sell or transfer any shares of NCIL without Asia Leader’s prior consent until the earlier of (i) February 20, 2013 or (ii) six months after the date that New Goal International establishes a WFOE licensed to conduct a financial leasing business in the PRC. Furthermore, RAD and Kevin Ma have covenanted that until the earlier of (i) February 20, 2013 or (ii) six months after the date that New Goal International establishes a WFOE licensed to conduct a structured lease finance business in the PRC, they shall not cause, allow or permit NCIL to: (i) issue additional securities, (ii) transfer or dispose of any of its intellectual property, (iii) dispose of any of its assets, (iv) acquire, merger or consolidate with any other entity, or (v) change its financial accounting methods and practices.

PROPOSAL 2:

THE EMPLOYMENT AGREEMENT PROPOSAL

General

In connection with the Acquisition, Shanghai Century will enter into an Employment Agreement with Kevin Ma, the present chairman of RAD and the chairman and chief executive officer of NCIL, whereby Mr. Ma will serve as the Chief Executive Officer of Shanghai Century. Approval of the Employment Agreement Proposal is a condition to the consummation of the Acquisition. If shareholders fail to approve this proposal, the Acquisition will not be consummated. Following the Acquisition and the effectiveness of the Employment Agreement, Mr. Ma will resign from his positions with NCIL.

The Employment Agreement is being submitted to shareholders in order to satisfy the requirements of certain rules of American Stock Exchange that require us to seek shareholder approval of issuances of equity securities in excess of 20% of our outstanding shares.

The following summary of the material provisions of the Employment Agreement is qualified by reference to the complete text of the Employment Agreement, a copy of which is attached as Annex D to this proxy statement. All shareholders are encouraged to read the Stock Purchase Agreement in its entirety for a more complete description of the terms and conditions of the Employment Agreement.

Background on Kevin Ma and NCIL

Kevin Ma founded NCIL, a diversified leasing service provider engaged in structured lease financing, in November 1994 with the China Economic & Trade Information Consulting Inc., China National Overseas Trading Corp., China Venture Tech Investment Corp. and China Harbor Construction Corp. The current shareholders of NCIL are RAD and New Century International Leasing Company Limited (HK), who hold 80% and 20% of the equity interest in NCIL, respectively. Following the consummation of the Acquisition, under the Exclusive Cooperation Agreement between New Goal International and NCIL, NCIL will, on an exclusive basis, arrange leasing transactions in the alternative energy, banking/ financial services, automotive and transport, energy savings infrastructure, healthcare, aviation, forestry and telecommunications (excluding 2G mobile telephone technology) industries, for New Goal International. In addition, until New Goal International has established a WFOE, NCIL will enter all necessary leasing and other contracts on an entrustment basis for New Goal International.

NCIL, a market leader in the financial leasing business, is one of the pioneers in the PRC leasing industry, operating extensively in China and Hong Kong SAR, with office locations in Beijing, Shanghai, Guangzhou and Hong Kong SAR. NCIL’s portfolio of customers includes multi-national companies and leading PRC state-owned companies. NCIL focuses on a business model whereby the company plays the role of a lease solution arranger for lessees, banks and other lease assets investors in lease transactions. Capitalizing on successful cooperation with both domestic and foreign banks, NCIL works closely with these banks and lease asset investors to structure customized leases for respective clients. As an arranger and lease service provider, NCIL provide comprehensive lease products for its customers and professional lease assets management and risk control services for banks and other lease assets investors.

According to Leasing Committee of the Foreign-Invested Enterprises Association in China, from 1995 to 2005, NCIL arranged US$3 billion in capital for many companies with business operations in China, accounting for 39% of the total leasing volume of member leasing companies of the Leasing Committee of the Foreign-Invested Enterprises Association in China (the “Leasing Committee”) including both Sino-foreign joint ventures and wholly foreign-owned leasing companies. During 2003 and 2005, NCIL concluded US$909 million of financial leases, which is 31% of the total volume of Leasing Committee member companies in that period. Some of the representative transactions that NCIL has completed in the past include:

•	Telecommunications. Between 1994 and 2006, NCIL had provided finance leases for telecom infrastructure equipment and mobile subscriber financing for leading telecom companies in China with total leasing value of RMB20 billion. NCIL subsequently assigned the lease receivables to one of the leading financial institutions in China.

•	Office Equipment. Xerox, KonicaMinolta, Canon and Toshiba have each entered vendor originated programs with NCIL. Under these vendor programs, the vendor and NCIL jointly market equipment such as copiers, printers and fax machines and NCIL acts as the exclusive leasing company.

NCIL believes that innovation is one of the keys to its success in the structured and specialized lease finance business. Over the years, NCIL received many awards in recognition for its achievements. NCIL believes that it is one of the first companies to provide telecom infrastructure financing and that it is the only company to structure mobile subscriber financing in China.

Terms of the Employment Agreement

Effective Time and Term

The term of the Employment Agreement with Kevin Ma will commence on consummation date of the Stock Purchase Agreement (the “Effective Date”) and terminate on the later of June 30, 2013 or the date on which either we or Mr. Ma elects not to extend the Employment Agreement. During the term of the Employment Agreement, Mr. Ma is expected to devote the majority of his time and attention to the affairs of Shanghai Century. Mr. Ma’s duties include, among other things, recruiting a management team experienced in leasing and related service areas for our company and/or its subsidiaries (the “Management Team”).

Compensation and Benefits

Pursuant to the Employment Agreement, Mr. Ma will be paid an annual base salary of US$600,000. In addition, Mr. Ma and members of the Management Team will be eligible to receive an annual performance share incentive bonus (the “Share Bonus”) in respect of fiscal years 2008, 2009 and 2010, subject to the achievement of certain annual performance targets for 2008, 2009 and 2010. All shares and warrants issued as a Share Bonus will transferred to a “Management Trust” for the benefit of Mr. Ma and the Management Team, provided that Mr. Ma is entitled to retain for himself a minimum of fifty percent (50%) of the Share Bonus paid in each of 2008, 2009 and 2010. The potential Share Bonus that may be issued to the Management Trust consists of:

•	4,000,000 of our ordinary shares and warrants to purchase an additional 4,000,000 of our ordinary shares if New Goal International achieves a combined net after tax income of US$20 million in 2008, which number of shares and warrants could be increased pro rata up to a maximum of 50% and decreased pro rata without any minimum in the event that combined net after tax income is greater or less than US$20 million,
•	4,000,000 of our ordinary shares if New Goal International achieves a combined net after tax income of US$34 million in 2009, which number of shares could be increased pro rata up to a maximum of 25% with no shares being issued to the Management Team unless the US$34 million combined net after tax income target is reached,
•	4,000,000 of our ordinary shares if New Goal International achieves a combined net after tax income of US$57.8 million in 2010, which number of shares could be increased pro rata up to a maximum of 25% with no shares being issued to the Management Team unless the US$57.8 million combined net after tax income target is reached.

As set forth in the Employment Agreement, the calculation of net after tax income will exclude the amount of any compensation expense recorded by Shanghai Century associated with the Share Bonus. The number of shares and warrants that are issuable as part of the Share Bonus are subject to adjustment for stock splits and other changes to our capital stock.

Mr. Ma will also be entitled to certain benefits including health insurance, reimbursement for tax advisory services, four weeks annual paid vacation and reimbursement for travel and business expenses. Mr. Ma is also eligible to participate in our equity compensation plans as determined by our compensation committee from time to time. Any options issued to Mr. Ma under our equity compensation plans is subject to the following provisions:

•	any unvested options shall cease to vest in the event that Mr. Ma voluntarily resigns without good reason, is terminated for cause, or is otherwise incompetent to perform his essential duties after any leave or accommodation required by law or our company policies;

•	all unexercised options will expire 10 years from the date of grant; and
•	in the event of a change in control, all unvested options will vest and become exercisable on a date before the change in control occurs.

The terms of the compensation package will be reviewed by our board of directors or the compensation committee from time to time, except that the terms of the Share Bonus may not be amended. At a minimum, the compensation committee will review Mr. Ma’s compensation package in the second quarter of each calendar year to approve an annual cash bonus and establish performance targets for payment of an annual cash bonus.

Termination

We may terminate Mr. Ma for cause at any time. For purposes of the Employment Agreement, “cause” means commission of a crime involving dishonesty, breach of trust, or physical harm to any person, breach of any law that would have a material adverse effect on us, engaging in conduct that is in bad faith and injurious to us, refusal to implement lawful policies and directives of our company, failure to substantially achieve the performance targets for the payment of the Share Bonus, and engaging any conduct that would bring disrepute to our company. In the event, that Mr. Ma is terminated for cause he will be entitled to the following payments:

•	earned put unpaid compensation;
•	continuation of employee benefits, if any, due to Mr. Ma;
•	continuation of stock options that have vested on the date of termination in accordance with their terms.

If Mr. Ma is terminated for cause, no additional shares or warrants under the Share Bonus will be transferred to the Management Trust, but shares and warrants already issued will be retained.

Under the terms of the Employment Agreement, Mr. Ma may also terminate the Employment Agreement by resigning for “good reason.” “Good reason” means any material reduction in the level of Mr. Ma’s responsibilities, duties or stature or a material reduction in his salary. In the event that Mr. Ma resigns for “good reason” he will be entitled to the following severance:

•	payment of a lump sum amount equal to the total number of years from the Effective Date until the date of termination multiplied by his monthly base salary then in effect; and
•	continuation of all employee benefits for six months following the termination.

In the event that Mr. Ma resigns for “good reason,” we will be required to continue issuance of shares and warrants under the Share Bonus to the Management Trust provided that the applicable net-income targets are achieved by the Management Team.

Mr. Ma may also resign voluntarily without good reason. In the event that Mr. Ma resign voluntarily without good reason, he would be entitled to the same severance as if he was terminated for cause. If Mr. Ma resigns voluntarily without good reason no additional shares or warrants under the Share Bonus will be transferred to the Management Trust.

Change in Control

In the event of a change in control or a corporate transaction prior to termination date of the Employment Agreement, the term of Employment Agreement will continue unchanged. For the purposes of the Employment Agreement, a change in control means (i) the acquisition by any person of securities possessing more than 50% of the voting power of our outstanding securities pursuant to a tender or exchange offering made directly to our shareholders or (ii) a change in a majority of the directors comprising our board of directors over a 36 month period due to one or more contested elections for board membership. For purpose of the Employment Agreement, a corporate transaction means (i) a merger or consolidation with another company where we are not the surviving entity, (ii) the sale or transfer of all or substantially all of our assets, (iii) a merger or other transaction in which we are the surviving entity but our outstanding shares immediately prior to such merger are converted or exchanged into other property, or shares possessing 50% or more of the total voting power of our outstanding shares are transferred to persons different from the persons who held such shares immediately prior to the merger, or (iv) acquisition by any person or group of shares possessing 50% or more of the total voting power of our outstanding shares.

In the event that Mr. Ma is terminated for cause or resigns for good reason following a change in control or a corporate transaction, Mr. Ma shall be entitled to the following severance:

•	earned put unpaid compensation;
•	a payment equal to the greater of six months base salary or twelve months base salary less any compensation paid to Mr. Ma from the date of the change in control or corporate transaction until the date of his termination;
•	contributions to health and life insurance premiums for the greater of six months or the number of months between the date of termination and the first anniversary of the change in control or the corporate transaction;
•	continuation of employee benefits, if any, due to Mr. Ma;
•	continuation of stock options that have vested on the date of termination in accordance with their terms.

Covenant Not to Compete

In connection with the Employment Agreement, Mr. Ma entered into a non-compete agreement with us. Under the terms of the non-compete agreement, during the term of his employment and for two years after the termination of his employment with us, Mr. Ma may not be employed or participate in any manner in the management or operation of any business or entity in direct competition with New Goal International that is engaged in the business of structured lease finance or other leasing activities in the PRC in the following industries: alternative energy, banking/financial services infrastructure, automotive and transport industries, energy saving infrastructure, healthcare, aircraft and telecommunication (excluding 2G mobile telephone technology) industries. Accordingly, Mr. Ma could continue to be engaged in the structured lease finance business of NCIL in other industries including the 2G wireless telephone technology business and office equipment. In addition, during the term of his employment and for a period of 18 months after termination of employment, Mr. Ma shall not solicit for employment any person who was employed by us or retained by us as a consultant.

Consequences if the Employment Agreement Proposal Is Not Approved

If Shanghai Century’s shareholders fail to approve the Employment Agreement Proposal, Shanghai Century will not go forward with the Acquisition. Under our amended and restated articles of association, we will liquidate if we do not consummate a business combination by April 28, 2008.

Required Vote

The approval of the Employment Agreement Proposal will require the affirmative vote of a majority of the shares voted for this proposal at the meeting.

Recommendation

For the reasons described above, among others, we believe that the Employment Agreement Proposal is essential to the consummation of the Acquisition. Accordingly, after careful consideration, our board of directors has determined unanimously that the Employment Agreement Proposal is fair to and in the best interests of Shanghai Century and our shareholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE ACQUISITION PROPOSAL.

PROPOSAL 3:

THE 2008 EQUITY INCENTIVE PLAN PROPOSAL

General

We are seeking your approval to adopt our 2008 Equity Incentive Plan (the “Plan”). On March 26, 2008, our board of directors approved, subject to approval of our shareholders, the Plan. If our shareholders approve the Plan, up to 1,750,000 shares will be available for issuance in connection with the grant of options and/or other share-based or share-denominated awards.

The Plan is being submitted to our shareholders for approval at the meeting in order to (a) satisfy the rules of AMEX, (b) obtain favorable federal income tax treatment for grants of incentive stock options under Section 422 of the Code, and (c) ensure continued eligibility to receive a federal income tax deduction for certain compensation paid under the plan by complying with Rule 162(m) of the Code. Our board of directors believes that the approval of the Plan is necessary to provide us with a sufficient number of shares to attract, retain and motivate employees, directors and consultants.

If the Acquisition is not approved, the Incentive Plan Proposal will not be presented at the meeting.

Material Features of Our Plan

The following is a summary of the principal features of the Plan. The following summary is qualified in its entirety by reference to the Plan as set forth in Annex E. All shareholders are encouraged to read the Plan in its entirety for a more complete description of the terms and conditions of the Plan.

Types of Awards

Awards that can be granted under the Plan consist of:

•	our shares;
•	options to purchase our shares;
•	dividend equivalent rights, the value of which is measured by the dividends paid with respect to our shares;
•	restricted share units;
•	share appreciation rights, the value of which is measured by appreciation in the value of our shares; and
•	any other securities the value of which is derived from the value of our shares and which can be settled for cash, our shares or other securities or a combination of cash, our shares or other securities.

Under the Plan, the combined company may also grant incentive stock options (also known as ISOs) within the meaning of Section 422 of the Code to employees who are located in the U.S. or who are U.S. tax payers.

Plan Administration

The board of the combined company will administer the Plan, and may designate a committee to administer it in the future. To the extent that our future executive officers are members of our board, they may have a role in the administration of the plan.

Eligibility

Under the Plan, awards may be issued to employees, directors or consultants of the combined company or its subsidiaries, although ISOs may only be issued to the employees of the combined company or its subsidiaries.

Acceleration of Awards upon Corporate Transactions or Changes in Control

Under the Plan, upon the occurrence of specified corporate transactions or changes in control, the plan administrator shall have the authority, exercisable either in advance of such corporate transaction or change in control or at the time of such transaction or change in control and exercisable at the time of the grant of an award under the Plan or any time while an award remains outstanding, to provide for the full or partial automatic vesting and exercisability of one or more outstanding unvested awards under the Plan and the release from restrictions on transfer and repurchase or forfeiture rights of such awards in connection with such transaction or change in control, on such terms and conditions as the administrator may specify. The plan administrator also has the authority to condition any such award vesting and exercisability or release from such limitations upon the subsequent termination of the continuous service of the grantee within a specified period following the effective date of such transaction or change in control. The plan administrator may provide that any awards so vested or released from such limitations in connection with a change in control shall remain fully exercisable until the expiration or sooner termination of the award.

Upon consummation of the corporate transaction, each outstanding award will terminate unless the award is assumed by the successor company or its parent company.

Awards

Awards under the Plan are evidenced by an award agreement which contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangement (by reason of death, disability or otherwise) as the board of the combined company may have determined. In addition, in the case of stock options the award agreement also specifies whether the option constitutes an ISO or a non-qualified stock option (also known as NQSOs) and may, but need not, include a provision whereby a grantee at any time during his or her employment with us may exercise any part or all of the award prior to full vesting of the award.

Exercise or Purchase Price and Term of Awards

An award may be exercised when a holder delivers a notice of this exercise to the combined company. The exercise or purchase price must be paid at the time of exercise in full by cash, check or whole shares with a fair market value at least equal to the option price (or in another appropriate manner that we approve, such as in a combination of cash and whole shares or, with respect to options, by cashless exercise through a broker-dealer).

The per share exercise price of an incentive option granted to an employee who owns shares representing less than ten percent of the company may not be not less than the fair market value per share on the date of grant. In the case of a non-qualified option, the per share exercise price shall be not less than eighty-five percent of the fair market value per share on the date of grant unless otherwise determined by the Administrator. Subject to the foregoing, the plan administrator will determine the term and exercise or purchase price, if any, of all other awards granted under the Plan. The exercise or purchase price for the awards are specified in the award agreement.

Transferability

Under the Plan, ISOs may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the grantee only by the grantee. Other awards shall be transferable by will or by the laws of descent or distribution and to the extent provided in the award agreement. The Plan permits the designation of beneficiaries by holders of awards, including ISOs.

Termination of Service

The period following the termination of a grantee’s employment or service with us during which the grantee can exercise his or her option, if any, will be provided in the award agreement, and it cannot end later than the last day of the original term of the award.

In the event an employee’s employment or service with us is terminated without cause (as defined in the Plan), any awards which have become exercisable prior to the time of termination will remain exercisable for three months from the date of termination or such other period of time as determined by the plan administrator. In the event a grantee’s employment or service with us is terminated for cause, the grantee’s right to exercise his or her options will terminate concurrently with the termination of the grantee’s service. If termination is caused by death or disability, any awards which have become exercisable prior to the time of termination, will remain exercisable for six months from the date of termination or such other period of time as determined by the plan administrator.

Required Vote

The approval of the Incentive Plan Proposal will require the affirmative vote of the holders of a majority of our shares that are voted for the Incentive Plan Proposal at the meeting.

Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE ADOPTION OF THE 2008 EQUITY INCENTIVE PLAN PROPOSAL.

PROPOSAL 4:

THE NOMINATION PROPOSAL

General

Our board of directors presently is comprised of four directors, each serving for a term of three years. If the nominees named below are elected at the meeting, the Acquisition Proposal is also approved and the Acquisition is completed, then upon the completion, our current directors will all resign, and the nominees will become Class I, II or III directors of the combined company in accordance with our amended and restated articles of association to serve until expiration of the applicable class term as set forth below and until a successor for that director is elected and qualified, or until the death, resignation, or removal of that director.

Following this meeting, only one class of directors will be elected in each year, and each class will serve a three-year term. The initial term of office of the first class of directors, consisting of Franklin D. Chu, will expire at our first annual meeting of shareholders following the consummation of the Acquisition. The initial term of office of the second class of directors, consisting of Messrs. Chan and Chi’en, will expire at the second annual meeting following the consummation of the Acquisition. The initial term of office of the third class of directors, consisting of Messrs. Ma and Lo, will expire at the third annual meeting. Any vacancies which occur prior to the next annual meeting may be filled by an individual selected by the board of directors to serve for the respective term of office of the class of the vacant seat for which the particular class of directors is up for re-election.

It is intended that the proxies will be voted for the nominees named below for election to our board of directors unless authority to vote for any such nominee is withheld. Of the nominees named below, two currently serve on our board of directors. Each person nominated for election has agreed to serve if elected, and the board of directors has no reason to believe that any nominee will be unavailable or will decline to serve. In the event, however, that any nominee is unable or declines to serve as a director at the time of the meeting, the proxies will be voted for any nominee that the current board of directors designate to fill the vacancy. Unless otherwise instructed, the proxy holders will vote the proxies that they receive “FOR” the nominees named below.

Name	Age	Class	New Term of Office
Mr. Kevin Ma	45	III	3 years
Mr. Vincent Chan	35	II	2 years
Mr. Anthony Kai Yiu Lo	59	III	3 years
Mr. Franklin D. Chu	59	I	1 year
Raymond Kuo Fung Ch’ien	56	II	2 years

For biographical information of these nominees, see “Directors and Management.”

The Nomination Proposal is conditioned upon and subject to the approval of the Acquisition Proposal. If the Acquisition Proposal is not approved, the Nomination Proposal will not be presented at the meeting, and our current directors will continue to comprise our board of directors.

Required Vote

To be elected, a nominee must receive the affirmative vote of the holders of a majority of our shares that are voted for each nominee at the meeting. There is no cumulative voting right in our charter or under the laws of the Cayman Islands.

Additional Information

For additional information about our board of directors and committees of our board of directors, please see “Directors and Management.”

Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE CLASS DESIGNATION AND ELECTION OF ALL OF THE NOMINEES LISTED ABOVE AS MEMBERS OF OUR BOARD OF DIRECTORS, EFFECTIVE UPON THE COMPLETION OF THE ACQUISITION.

PROPOSAL 5:

ADJOURNMENT TO SOLICIT PROXIES

Proposal

In the event there are not sufficient votes at the time of the meeting of shareholders to adopt the Acquisition Proposal, the board of directors may submit a proposal to adjourn the special meeting to a later date, or dates, if necessary, to permit further solicitation of proxies.

Required Vote

The adoption of the adjournment proposal will require the affirmative vote of the holders of a majority of the shares that are voted for this proposal at the meeting.

Recommendation

Our board of directors believes that is it in the best interests of Shanghai Century that the shareholders approve the Adjournment Proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE ADOPTION OF THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT THE BUSINESS OF NEW GOAL INTERNATIONAL

Overview of China’s Leasing Industry

Management believes that the overall leasing penetration rate in China is extremely low. According to the World Leasing Yearbook 2008, China’s leasing volume in 2006 was only US$5.35 billion, representing a 30.2% annual growth over that in 2005. According to the Leasing Committee of the Foreign Invested Enterprise Association in China, leasing volume in China during 2007 was RMB50 billion and may reach RMB100 billion in 2008. However, China’s leasing volume as percentage of the country’s Gross Domestic Product (“GDP”) represented only 0.20% in 2006. This percentage is significantly lower than many other countries including Hungary (4.52%), Germany (2.09%), the U.S. (1.66%), Japan (1.48%), Brazil (1.29%), Russia (1.17%) and Mexico (0.44%).

Source: White Clarke Global Leasing Report, London Financial Group, World Leasing Yearbook – 2008

China has experienced significant economic growth in the past several years. The growth in fixed asset investment, ranging between 24% and 28% per year since 2002, has been both a cause and result of this economic growth. Historically, bank loans served as the primary source of funding for fixed asset investments in China. Fixed assets investment financed by bank loans declined from 20.3% in 2000 to 16.5% in 2006 while bank loans increased 16.4% each year on average between 2002 and 2007 (Source: People’s Bank of China). As a result, more and more Chinese operating entities have had to fund their fixed asset investment requirements through other means. Management believes that leasing would be an attractive alternative for Chinese operating entities to fund corporate growth and expansion, especially in fixed asset investments.

Source: China Statistic Year Book 2007 and National Development & Reform Commission of China

Source: People’s Bank of China

Leasing Industry Opportunity in China

Management believes that number of factors will result in the growth of structured lease finance business in the PRC including:

•	Demand for Sophisticated Leasing Solutions. As the number of publicly-listed operating companies in China grows, the focus on financial metrics and operational performance has led to an increased interest in leasing solutions.
•	Revised Lease Accounting Standards in China. China’s revised lease accounting standard was announced in 2006 to bring about substantial convergence between PRC accounting standards and International Financial Reporting Standards (“IFRS”) on the accounting treatment of leased assets. As previous rules were unclear about the accounting treatment of leases, the current standards now allow for legitimate off balance sheet financing opportunities and more complex financing solutions.
•	Declining Global Capital Market Conditions. Compounded by the sub-prime crisis in the U.S., the global capital markets have experienced a sharp decline over the last several months. As a result, commercial banks and financial institutions have tightened lending standards creating a more difficult lending environment. Consequently, leasing may become a viable alternative to traditional borrowing methods.
•	Increased Interest in Cross-Border Financing Solutions. Given the increasing interest rate differential between rising domestic interest rates in China and declining rates overseas, particularly in the U.S., leasing solutions provide an effective mechanism to facilitate cross-border financing solutions for foreign capital.

Revised Lease Accounting Standards in China

On February 15, 2006, the Ministry of Finance of the PRC (“MOF”) formally announced the issuance of Accounting Standards for Business Enterprises (“ASBEs”) which consist of a new Basic Standard and 38 specific ASBEs. The adoption of these new Chinese accounting standards effective commencing January 1, 2007, brings about substantial convergence between Chinese accounting standards and IFRS as set by the International Accounting Standards Board.

ASBE 21 sets the Chinese accounting standard for leases and results in convergence with International Accounting Standard 17 (“IAS 17”) under IFRS. The key features of ASBE 21 include:

•	clear criteria for classifying leases as finance leases or operating leases;
•	treatment of finance leases by lessees produces a constant rate of interest on the balance of the liability under the lease agreement; and
•	treatment of finance leases by lessors produces a constant rate of return on the net investment in the lease.

The adoption of ASBE 21 is expected to increase the use of leasing as a means to finance business growth in China for the following reasons:

•	ASBE 21 incorporates accounting principles familiar to investors worldwide and will encourage investor confidence in China’s capital markets and financial reporting.
•	ASBE 21 removes some of the prior uncertainties regarding the accounting treatment of leases in China.
•	ASBE 21 removes an obstacle to the use of complex financing solutions to meet the dynamic needs of many business enterprises.

Key Government Regulation of the Leasing Industry in China

The leasing industry in China is subject to various PRC laws and regulations. This section summarizes the principal PRC laws and regulations relating to New Goal International’s business.

New Goal International will operate its business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including MOFCOM, the State Administration for Industry and Commerce, or SAIC, and their respective authorized local counterparts.

Regulations on Leasing Industry

The principal regulations governing leasing industry in China consist of the Contract Law and the Measures for the Administration of Foreign invested Leasing Industry and the Administrative Measures on Financial Leasing Companies.

Regulation of Lease Contracts

The legal relationship between the parties under a lease contract is subject to the relevant chapters of the Contract Law, which sets forth the basic rules for lease contracts while at the same time allows the parties substantial discretion to negotiate and agree on the terms and conditions of a contract.

Chapter 13 of the Contract Law governs operating leasing and other contracts. Under a lease, the lessor is required to deliver the leased item to the lessee in accordance with the lease contract and to maintain the item for use provided in the contract. The obligation to maintain and repair the leased item falls on the lessor unless otherwise agreed. The lessee bears no liability for normal wear and tear of the leased item, but is liable if the item is damaged or lost because of the lessee’s failure to exercise due care.

Chapter 13 of the Contact Law includes several lessee-friendly provisions. For example, the lessee is entitled to a reduction or suspension of lease payments if a third-party claim prevents the lessee from using or earning income from the leased item, or if the leased item is damaged or lost for reasons not attributable to the lessee. In addition, the lessee may cancel the contract if its purpose cannot be achieved because the leased item has been damaged or lost, and the lessee may cancel the contract at any time, even after the leased item has been accepted and entered into service, if the leased item presents a danger to the lessee’s security or health.

Finance leasing is governed by Chapter 14 of the Contract Law. Although not detailed, Chapter 14 adheres more closely to the typical features of finance leasing. A finance lease contract is defined as a contract whereby the lessor, upon purchase of the lessee-selected leased item from a lessee-selected seller, provides the leased item to the lessee for its use, and the lessee pays the rent. Under the sales contract concluded by the lessor according to the lessee's selection of the seller and the leased item, the seller shall deliver the subject matter to the lessee in accordance with the contract, and the lessee enjoys the rights of the buyer in respect of taking delivery of the subject matter. The lessor, the seller and the lessee may agree that any claim arising from the seller's non-performance of its obligations under the sales contract will be made by the lessee. Where the lessee makes such a claim, the lessor shall provide assistance. Without consent by the lessee, the lessor may not amend any lessee-related term in the sales contract concluded by it according to the lessee's selection of the seller and the leased item.

Under the Contract Law, title to the leased item vests in the lessor. In the event that the lessee becomes bankrupt, the leased item is not part of its bankruptcy assets. The lessor bears no liability if the leased item is not fit for the lessee’s intended use, unless the lessee has relied on the lessor in determining the leased item or the lessor has interfered in the selection of the leased item.

The lessor is required to guarantee the lessee’s right to possession and use of the leased item. If while in the possession of the lessee, the leased item caused personal injury or property damage to any third person, the lessor is not liable. While in possession of the leased item, the lessee shall perform the obligations of maintenance and repair thereof.

Under a finance leasing contract, the lessee shall pay the rent in accordance with the contract. Where the lessee fails to pay the rent within a reasonable period after receiving demand for payment from the lessor, the lessor may accelerate payment of all rent due under the contract, or it may terminate the contract and repossess the leased item. Where the parties agreed that title to the leased item will vest in the lessee at the end of the lease term, and after paying a major portion of the rent, the lessee is unable to pay the remaining balance, resulting in the lessor's termination of the contract and repossession of the leased item, if the value of the repossessed leased item exceeds the rent owed by the lessee and other expenses, the lessee may require partial refund. The lessor and the lessee may agree on the ownership of the leased item at the end of the lease term. Where ownership of the leased item was not prescribed or clearly prescribed, title to the leased item shall vest in the lessor.

Regulations on Foreign Invested Leasing Companies

Foreign invested leasing companies are specifically governed by the Measures for the Administration of Foreign Invested Lease Industry, promulgated by MOFCOM on February 3, 2005 and effective on March 5, 2005.

A foreign invested leasing company may take the form of a limited liability company or a joint-stock limited company. A foreign invested leasing company may carry out a financing leasing business by means of direct leasing, sub-leasing, lease-back, leveraged leasing, entrusted leasing, joint leasing, etc. The total assets owned by the parent company of a foreign invested operating leasing company or financing leasing company in the PRC shall not be less than US$5 million. The required minimum registered capital of a financial leasing company is US$10 million. A typical financial leasing company incorporated as a limited liability company usually has an operation term of less than 30 years, but the term can be extended. Only financial leasing companies are allowed to provide financial leases. Both financial leasing companies and operating leasing companies are allowed to conduct (i) leasing business; (ii) purchase leased property in and outside China; (iii) realization of residual value and maintenance of leased property, and (iv) other businesses approved by the examination and approval of MOFCOM. In general, a foreign invested financing leasing company is not allowed to lease assets more than 10 times greater in value than its total net assets.

Regulations on Financial Leasing Financial Institutions

Non-banking financial institutions that engage in financial leasing are governed by the Administrative Measures on Financial Leasing Companies promulgated by China Banking Regulatory Commission (“CBRC”), which took effect on March 1, 2007. Such non-banking financial institutions approved by CBRC may, among other things, carry out financial leasing, accept time deposits from shareholders, accept rental deposits, transfer rental receivables to commercial banks, issue financial bonds and conduct other business activities approved by CBRC. Only fixed assets may be leased by such leasing companies. The required minimum registered capital of a financial leasing company is RMB100,000,000. The majority shareholder of such a non-banking institution must be one of the followings: (i) a commercial bank with a capital adequacy ratio of 8% or above, minimum assets of RMB80 billion or the equivalent of foreign currency in the most recent year and consecutive positive earnings in the most recent two years, among other requirements, (ii) a leasing company with minimum assets of RMB10 billion or the equivalent of foreign currency in the most recent year and consecutive positive earnings in the most recent two years, among other requirements, (iii) a large manufacturer of assets suitable for financial leases with a minimum revenue of RMB5 billion in the most recent year and consecutive positive earnings in the most recent two years, among other requirements, or (iv) other financial institutions approved by CBRC.

Overview of New Goal International

New Goal International, a Hong Kong company, was recently established under the terms of the Joint Venture Agreement among RAD, Asia Leader and Kevin Ma, in order to engage in the structured lease finance business in China initially in the banking/financial services infrastructure and automotive industries. New Goal International intends in the future to also cover the following industries: (i) alternative energy infrastructure, (ii) energy savings infrastructure, (iii) healthcare, (iv) civil aviation and (v) telecommunications (excluding second generation, or 2G, mobile telephone technology).

Under the Joint Venture Agreement, as part of its contribution to New Goal International, RAD, as the major shareholder of NCIL, will cause NCIL to enter into the Exclusive Cooperation Agreement with New Goal International. Under the Exclusive Cooperation Agreement, between New Goal International and NCIL, NCIL will, on an exclusive basis, arrange leasing transactions in the alternative energy, banking/financial services, automotive and transport, energy savings infrastructure, healthcare, aviation, forestry and telecommunications (excluding 2G mobile telephone technology) industries, for New Goal International. In addition, until New Goal International has established a WFOE licensed to conduct a financial leasing business, NCIL will enter all necessary leasing and other contracts on an entrustment basis for New Goal International. After New Goal International has established the WFOE, NCIL will arrange for all such leasing and other contracts to be entered directly with the WFOE. Please see “The Exclusive Cooperation Agreement.”

Upon closing of the Acquisition, New Goal International will begin the process of establishing a WFOE that will be licensed to conduct a finance leasing business in the PRC. After consultation with its PRC lawyers, New Goal International expects that it will establish such WFOE during 2008.

Company Overview

New Goal International will initially be focused on two key structured lease finance products: (i) Non-vendor origination programs and (ii) vendor origination programs.

•	Non-vendor Origination Programs. In the typical structured finance lease, New Goal International would serve as the lease originator. New Goal International will work with a lessee to understand its requirements and create a structured finance solution. Because New Goal International is not affiliated to any vendor, it would have the flexibility to cater to the needs of the lessee, who selects the vendor. New Goal International will enter a vendor agreement to purchase the specific equipment. New Goal International will receive income from the lease payments made by the lessee. New Goal International may also receive additional income in a number of ways including advisory fees and supplier rebates on equipment. New Goal International intends to assign the lease receivables from the structured finance leases to financial institutions in China on a non-recourse basis for a lump-sum payment in order to realize income and to obtain the necessary funding for equipment purchases and additional lease programs.
•	Vendor Origination Programs. In the typical vendor origination program, New Goal International would enter with a specific vendor that is interested in expanding its operations in China through lease financing. New Goal International helps the vendor develop leasing solutions for the vendor’s products. Similar to the non-vendor origination programs, New Goal International would enter into lease agreements with lessees that are jointly identified by the vendor and New Goal International for the vendor’s products. In most instances, New Goal International would assign the lease receivables to third party financial institutions either at the outset of the lease or after retaining such receivables (known as warehousing) for a period of time until such warehousing reaches a critical quantity. During the time period that New Goal International retains the lease receivables, New Goal International would receive certain lease interest income which provides it with an additional predictable source of income. Similar to the non-vendor origination programs, New Goal International would receive income from (i) the spread resulting from the assignment of the lease receivables to the third-party financial institutions, (ii) vendor rebates on equipment and (iii) one time advisory for the development on forming the vendors program. These vendor programs allow New Goal International to form strong relationships with the vendor’s existing sales team which may provide us access to potential new clients and partners.

New Goal International has entered into two structured lease programs, which are conditioned on consummation of the Acquisition. In connection with such lease programs, New Goal International has entered into equipment supply contracts having a combined value of approximately US$63 million, covering ATM machines and automobiles.

ATM Machine Lease.  Under the supply agreement for ATM machines with Beijing Hyosong Computer Technology Co., Ltd., NCIL on behalf of New Goal International will purchase ATM machines for an approximate total cost of RMB160 million (approximately US$22.5 million). Pursuant to a lease contract between NCIL, on behalf of New Goal International, and ATMU (China) Technology Co., Ltd. (“ATMU”), ATMU will lease the ATM machines, which are scheduled to be installed at various branches of the Postal Savings Bank of China in Fujian and Hubei provinces. Under the lease contract, ATMU intends to lease additional ATM machines to be installed at various locations throughout China over the next five years. ATMU is one of the largest independent operators of ATM machines in China. ATMU has a strategic partnership with the Postal Savings Bank of China, which was officially established in March 2007 and has one of the largest branch networks among financial institutions in China with 36,000 locations and 350 million accounts. The above supply agreement and lease contract are conditional on the completion of the Acquisition.

Automobile Lease.  Under a framework contract among New Goal International, NCIL, FAW-Volkswagen Sales Co., Ltd. (“FAW-Volkswagen”) and Beijing Zhongyida Business Group Co., Ltd. (“Zhongyida”), New Goal International (as buyer) and NCIL (as trustee) have entered into a supply agreement with Zhongyida and Beijing Zhongyida Huifu Automobiles Sales Services Co., Ltd. (as agents) and FAW-Volkswagen (as supplier) for 1,684 Audi and Volkswagen passenger vehicles for an aggregate cost of approximately RMB287 million (approximately US$40.4 million) for delivery in June and July 2008. The framework contract provides for full payment of the cost of the vehicles immediately following the consummation of the Acquisition. Zhongyida will place an amount equal to 15% of the purchase price for the vehicles as a security deposit with NCIL on behalf of New Goal International.

FAW-Volkswagen, through its network of FAW-Volkswagen dealerships in northern China, and Zhongyida have each agreed to find lessees for the vehicles within 90 days after the consummation of the Acquisition. NCIL, on behalf New Goal International, will provide lease financing for the lessees identified by such FAW-Volkswagen dealers and Zhongyida. The typical lease terms will be 3 years. Zhongyida will be entitled to a commission equal to 10% of the net profits generated from vehicles leased by lessees identified by Zhongyida.

In the event, that neither the FAW-Volkswagen dealerships nor Zhongyida are able to identify lessees for the vehicles, Zhongyida will purchase all of the vehicles from NCIL at no less than 103.75% of the purchase price for the vehicles. In the event that Zhongyida and the FAW-Volkswagen dealerships are unable to purchase the vehicles, Zhongyida and the dealerships will assist NCIL in selling the cars at a price determined by NCIL and New Goal International, and Zhongyida will forfeit a pro-rata portion of the security deposit equal to 15% of the purchase price for the vehicles to NCIL on behalf of New Goal International. The above framework contract and supply agreement are conditional on the completion of the Acquisition.

The following is a flow chart of a typical finance lease:

Business Operation

New Goal International will be organized into different operating divisions that will focus on specific industries and specific business functions. The different operating divisions of New Goal International consist of:

•	Sales and Marketing. The sales and management teams are responsible for business origination and deal structuring. A different sales and marketing team will focus on each industry to provide the specific sector/product expertise to structure appropriate solutions for customers. Each sales and marketing team would market both structured lease finance solutions and vendor origination programs in their specific industry.
•	Execution and Support. The execution and support team will work each sales and marketing team to provide documentation for lease arrangements, provide accounting and legal advice that is important to creating solutions for clients, purchases the relevant assets in relation to a lease program, and will provide support to clients through out the life of a lease program.
•	Risk Management. The risk management team plays a critical role of assessing the risk of a lease program.
•	Finance and Administration. In addition to normal finance and administrative work, this team is responsible for arranging bank funding for lease programs and the assignment of lease receivables to third party financial institutions.

Risk Management

New Goal International considers the management of risk essential to conducting its commercial and consumer businesses and to maintaining profitability. Accordingly, its risk management systems and procedures are designed to identify and analyze risks, to set appropriate policies and limits and to continually monitor these risks and limits by means of reliable administrative and information systems and other policies and programs.

New Goal International will review and monitor the credit exposures of its managed lease assets on an ongoing basis to identify, as early as possible, those customers that may be experiencing declining creditworthiness or financial difficulty, and periodically evaluate its finance receivables across the entire organization.

New Goal International will monitor concentrations by borrower, industry, geographic region and equipment type and adjust limits as conditions warrant to seek to minimize the risk of credit loss.

New Goal International will use a system specifically designed to manage credit risk in its managed lease assets in different business segments. New Goal International evaluates financing and leasing assets for credit and collateral risk during the credit granting process and periodically after the advancing of funds. New Goal International will employ an established credit evaluation scoring system to evaluate a lessee’s credit risk. The system combines quantitative and qualitative aspects. New Goal International will also work closely with banks in the PRC on credit evaluation.

Each of New Goal International’s strategic business units will implement a formal credit management process in accordance with uniform credit risk guidelines. These guidelines set forth risk acceptance criteria for:

•	acceptable maximum credit line;
•	selected target markets and products;
•	creditworthiness of borrowers, including credit history, financial condition, adequacy of ash flow and quality of management; and
•	the type and value of underlying collateral and guarantees (including recourse from dealers and manufacturers.)

Borrowers will be graded according to credit quality based upon New Goal International’s uniform credit grading system, which grades both the borrower's financial condition and the underlying collateral. Credit facilities will be graded subject to approval within New Goal International’s overall credit approval and underwriting guidelines and will be issued commensurate with the credit evaluation performed on each borrower.

Key Strengths

Management believes that the following factors distinguish New Goal International from its competitors.

•	Substantial Management Expertise. Mr. Kevin Ma will be New Goal International’s Chief Executive Officer. Mr. Ma is the founder of NCIL. During his 18 year career in leasing, Mr. Ma has been an industry pioneer and has been involved in over US$3 billion worth of leasing transactions.
•	Management Relationships. Management believes that it will benefit from Mr. Ma’s relationships with industry leaders, key customers and financial institutions in China. Mr. Ma’s management team has developed relationships and working experience with approximately 30 leading financial institutions worldwide and 1,000 PRC and multinational clients.
•	Greater Financial Resources. New Goal International will use substantially the majority of the funds constituting Asia Leader’s capital contribution to New Goal International to purchase the new assets as described in the section entitled “Description of Leasing Arrangements and Contracts,” assuming Shanghai Century’s shareholders do not exercise redemption rights. New Goal International's debt free status will provide it with a strong balance sheet and increases the amount of funding available to New Goal International in connection with future lease arrangements (including warehousing new lease receivables), future potential joint venture vendor programs and asset acquisitions.

Future Plans and Prospects

New Goal International will operate in China and Hong Kong. Initially, New Goal International will focus on the banking/financial services infrastructure and automotive industries, and expects that following the consummation of the Acquisition it will expand into the alternative energy, energy saving infrastructure, healthcare, aviation and telecommunication (excluding 2G mobile telephone technology) industries. Management believes that these industries require significant investment in fixed assets, and therefore, my result in a demand for New Goal International’s structured finance and vendor programs.

The following is an overview of the industries on which that New Goal International will focus:

Alternative Energy

On February 28, 2005, the Standing Committee of the National People's Congress (“NPC”) of China passed a comprehensive Renewable Energy Law which advances a number of policy measures to promote renewable energy development in China. The law went into affect in January 2006. According to the Brussels-based Global Wind Energy Council, the worldwide wind industry has been expanding at an annual growth rate of 28% over the past ten years. China added nearly 1350 megawatts of wind-generated electricity in 2006, doubling its wind capacity from 2005. In 2005, China had 59 wind farms with 1,854 wind turbine generators and a 1,266 megawatt in-grid wind power installed capacity. While the increased energy provided by wind-generated sources represents less than one percent of China's total annual electricity usage, and half of what the U.S. installed over the same period, China was fifth worldwide when it came to the amount of wind power installed in 2006. As part of the 2006 Renewable Energy law, The National Development & Reform Committee of China (“NDRC”) mandated that 70 percent of wind components be sourced locally in China, which means most foreign wind companies are building factories in China, or working with a local partner. As a result, management believes that wind power in China receives particularly strong government support. The new Renewable Energy Law and its detailed incentive policies reflect the Chinese government's intention to build up this industry. According to the Renewable Energy Mid-term and Long-term Development Plan issued by NDRC, by 2020, China plans to have 30 gigawatts of wind power.

Year	Annual Installed Capacity/in MW
'95	23
'96	41
'97	91
'98	54
'99	44
'00	76
'01	56
'02	68
'03	98
'04	197
'05	503
'06	1337
'07	3449

Source: National Bureau of China Statistics Yearbooks and Global Wind Energy Council.

New Goal International has entered discussions with some of the largest power companies in China regarding potential leasing programs for wind power generation equipment. New Goal International has also discussed possible business cooperation with a number of wind power equipment manufacturers.

Banking/Financial-Services Infrastructure

According to the 2006 Annual Report of the China Banking Regulatory Committee, by the end of 2006, there were three policy banks, five state-owned commercial banks, 12 joint-stock commercial banks, 113 city commercial banks, 78 urban credit cooperatives, 19,348 rural credit cooperatives and one postal savings bank. Management believes that many of these financial institutions will be expanding their infrastructure in the near future.

In 2006, the total banking sector pre-tax profit was RMB337.9 billion, an increase of RMB55.9 billion or 30.2% over that in 2005. The average rate of net return on total assets and net return on equity of four listed state-owned commercial banks was 0.9% and 14.9% respectively. The income portfolio of banks improved dramatically and become more diversified, with fee-based income accounting for 17.5% of total income. The earning abilities of banks enhanced. Thus, the overall profitability and financial sustainability of the banking sector improved considerably.

The growth of the banking industry has resulted in significant expansion plans for many Chinese financial institutions as they begin to expand their infrastructure. We believe that this expansion results in significant opportunities for leasing arrangements as companies look to expand their network and equipment infrastructure while looking to minimize capital expenditures.

NCIL, New Goal International and ATMU have entered into a lease agreement pursuant to which NCIL on behalf of New Goal International, will provide finance leases for ATM machines to ATMU in various provinces in China. ATMU is a major independent ATM operator in China, and it has entered into a strategic partnership with the Postal Savings Bank of China for the installation of ATM machines at various locations in China. New Goal International intends to work with ATMU to provide lease financing for other ATMU-Postal Savings Bank of China leasing program.

Automotive

In the past five years, after its entrance into the World Trade Organization in 2001, China’s automotive industry has experienced significant growth. Today, China is the second largest automotive market after Japan and third largest automotive producing market in the world.

Source: China Association of Automobile Manufacturers

China’s car consumption showed a consistent high growth since 2002. Despite this growth, China’s passenger vehicle penetration rate was approximately 11 units per 1000 people in 2005. Management believes that this rate is significantly lower than other developed countries. In addition, leasing is becoming more important for public companies and large state-owned companies as they try to remove non-core assets such as corporate cars from their balance sheets. As a result, management believes that the increasing demand for automotive ownership among individual customers and off-balance sheet management of corporate customers will represent a significant opportunity for leasing structures and programs.

NCIL, on behalf of New Goal International, has entered into a framework agreement with FAW-Volkswagen to create an automotive leasing vendor program. See “Description of Leasing Arrangements and Contracts.” FAW-Volkswagen is one of China’s largest automotive producers, engaging in joint ventures with Volkswagen, Mazda, and Toyota. While FAW-Volkswagen’s dealer network is throughout China, the vendor program will be with FAW-Volkswagen’s North Region which has over 100 dealers in northern China, including Beijing and Tianjin. By all parties leveraging their collective experience, the vendor program will provide corporate customers with the benefits of finance leasing and dealer quality service. The vendor program will initially target at least 1000 large corporations and multinational clients that have been agreed to by both FAW-Volkswagen, New Goal International and NCIL. New Goal International and NCIL plans to further expand the vendor programs with FAW-Volkswagen in other regions in China and also with other major automobile manufacturers in China.

Telecommunications

New Goal International will focus on 3G mobile infrastructure and subscriber finance business. Under the terms of the Exclusive Cooperation Agreement NCIL will continued to engage in 2G mobile infrastructure and subscriber finance business. Although the time of 3G mobile infrastructure deployment is uncertain, management believes that the opportunity is significant and it is developing relationships with both potential lessees and suppliers.

China’s telecommunication industry, in particular the mobile sector, has experienced rapid growth and development in recent years. We believe that China will continue to play a key role in the development of the global telecommunication industry and remain one of the largest wireless subscriber markets in the world for the foreseeable future. Based on information from China’s Ministry of Information Industry, the number of wireless telecommunication subscribers in China grew from 145 million in 2001 to 547 million in 2007, representing an average growth rate of 32% each year.

Source: 2007 National Development Statistics Bulletin on Telecommunication Industry, Ministry of Information Industry of China, and China Statistics Year Book 2006, National Bureau of Statistics of China

Mobile phone penetration in China, according to the Ministry of Information Industry, was 41.6% at the end of 2007. Management believes that this penetration rate is still considerably lower than developed countries and believes that the penetration rate in China has the potential to increase significantly in the next several years. Historically, the mobile telecommunication subscription and handset demand growth took place in China’s large cities, such as Beijing, Shanghai and Guangzhou. More recently, however, growth in demand is increasingly driven by medium and small cities and rural areas, which still have low penetration rates and will likely benefit from favorable government policies, such as universal service obligations imposed upon mobile telecommunication operators in China, and the increasing affordability of handsets, mainly due to the higher average standard of living across China.

Accordingly capital expenditures in telecommunication industry has seen steady growth in the last several years, and management believes that these capital expenditure will continue to grow as China begins to depoly 3G mobile network infrastructure in China.

Source: National Bureau of China Statistics Yearbooks

NCIL’s incumbent position in 2G mobile telephone technology infrastructure and subscriber financing with leading telecom companies in China will allow New Goal International to use similar leasing structures for 3G wireless telephone technology infrastructure and 3G subscriber financing. NCIL has already structured financing programs with telecom companies where NCIL has financed distribution of free handsets to customers in return for committed contracts for services by subscribers. New Goal International expects to engage in similar programs in the area of 3G technology.

Energy Savings Infrastructure

As China continues significant economic growth, management believes that energy and resource consumption will becoming an increasing focal point for the Chinese government. According to the 11th Five-Year Plan on Energy Development by the NRDC issued in April 2007, China ranked second in the world for both energy consumption and energy production.

Using electricity consumption as an example, consumption of energy and resources have outpaced China’s GDP growth in recent years. As a result, management believes that the Chinese government will have an increased emphasis on energy saving initiatives. In the outline of the 11th Five-Year Plan released in 2006, the Chinese government announced a proposed plan to reduce annual energy consumption per unit of GDP value by 20% by 2010. The proposed reduction means the equivalent annual energy consumption per unit of GDP value is projected to decrease 4.4% on average each year between 2006 and 2010.

Source: National Bureau of China Statistics Yearbooks.

New Goal International intends to pursue vendor originated programs with energy savings equipment manufacturers to provide operators with energy saving equipments. Vendors range from foreign suppliers such as General Electric to local manufacturers. These vendors specialize in equipment that (i) will help energy plants generate electricity more efficiently and (ii) help energy consumption enterprises use energy more efficiently. New Goal International also intends to develop vendor programs with foreign suppliers to bring international energy savings equipment to Chinese clients. New Goal International initially plans to focus on clients in five major polluting industries in China including steel production, mining, construction materials production, chemical/petrochemical production, and energy production.

Healthcare

With approximately one-fifth of the world’s population and a fast-growing GDP, China is one of the largest healthcare markets in the world. Based on information in the China Health Statistical Digest 2007 published by China’s Ministry of Health, total expenditure for public health in China in 2005 reached approximately RMB866.0 billion (approximately US$111.0 billion), which increased from RMB458.7 billion (approximately US$58.8 billion) in 2000, representing a double digit compound annual growth rate of 13.6% since 2000. Also, according to the same article, per capita total expenditure on health related increased from approximately RMB361.9 billion (approximately US$46.4 billion) in 2000 to approximately RMB662.3 billion (approximately US$84.9 billion) in 2005, representing a compound average growth rate of approximately 12.8%.

PRC Healthcare Expenditure

	1980	1990	1995	2000	2003	2004	2005
	(Unit RMB Billion)
Total Healthcare Expenditure	14.3	74.7	215.5	458.7	658.4	759.0	866.0
Healthcare Expenditure/GDP(%)	3.2	4.0	3.5	4.6	4.9	4.8	4.7
Per Capita Health Expenditure (RMB Yuan)	14.5	65.4	177.9	361.9	509.5	583.9	662.3

Source: Chinese Health Statistical Digest 2007, Ministry of Health, PRC

According to the Research and Investment Consulting Report on China Leasing Market 2008 by China Market Research Net, by 2010, the value of Chinese medical equipment manufacturing output would be RMB100 billion. Average debt ratio of Chinese hospitals is only 29% now and cash flows of large hospitals are general good. As a result, there is significant growth opportunity for medical equipment leasing in China

Aviation

According to the “China Aircraft Component Market” report published by a “Big Four” international accounting firm in May 2004, global demand for aircraft is expected to increase at 4% per annum from 2002 through 2022 reaching 34,000. In this same time frame, according to the same report, the market in China is expected to grow at double this pace. The size of China’s aircraft fleet is expected to grow more rapidly, quadrupling over the next 20 years from 550 planes in 2002, or 3.5% of the global market, to 2,198 in 2022, or 6.5% of the global market. This will likely make China the second largest market for commercial aircraft outside of the U.S.

According to the National Development Plan on Civil Airports issued by the General Administration of Civil Aviation of China, starting in 2006, China plans to build 45 new airports by 2010 and 97 new airports by 2020, representing an investment of RMB140b and RMB450b respectively. Management believes that the opportunities for both aircraft leasing and airport facilities leasing will be significant in the next 10 years.

Source: National Bureau of China Statistics Yearbooks

Competition

The leasing and structured finance market in China is in the early stage of development. China’s leasing volume as percentage of China’s GDP was only 0.20% in 2006, which is significantly lower than in many other countries including the U.S. (1.66%) and Japan (1.48%).

According to Leasing Committee of Foreign-Invested Enterprises Association in China (the “Leasing Committee”), as of February, 2008, there were approximately 262 companies, including 134 leasing companies and 128 non-bank financial institutions, eligible to engage in the finance leasing business in China.

•	First, under the supervision of MOFCOM, there are about 90 foreign-invested leasing companies engaged in finance leasing, including Sino-foreign joint ventures (“JVs”) (NCIL belongs to this category) and WFOEs. Total lease transaction volume in 2006 was around RMB30 billion. Most JVs were set up in 1990’s. According to the Leasing Committee, NCIL has been a leader among the JVs since 1995. WFOEs are usually the financing divisions of large equipment suppliers, such as Hitachi, Caterpillar and CISCO, or foreign banks such as ABN Amro and Macquarie. The majority of these WFOEs were developed during 2005 and 2007, and as such, most possess less than three years of operating experiences.

•	Second, also under the supervision of MOFCOM, 26 domestic pilot leasing companies eligible to engage in the finance leasing business have been set up in different provinces since 2004. Some of them did not start doing business at all due to lack of funding. According to the estimates of Leasing Committee, the total leases signed of these domestic pilot leasing companies in 2006 was approximately RMB5 billion and management does not expect that they will be a major industry players in the near future.
•	Third, under the supervision of CBRC, there are 18 financial leasing companies, regulated by CBRC as non-bank financial institutions. Six of these financial leasing companies were founded by non-bank shareholders after June 2000. These 6 companies completed lease transactions of approximately of RMB14 billion by the end of 2006. Five financial leasing companies were set up at the end of 2007 by major commercial banks in China such as the Industrial and Commercial Bank of China, Minsheng and the China Construction Bank. The registered capital of these bank-backed leasing companies are usually several billion RMB and much larger than other types of leasing companies. However, since these companies have just entered the leasing market, the size of their professional teams are relatively small and their customer base needs building. There were also seven automobile finance companies founded after August 2004, that are all JVs or WFOEs with foreign auto makers such as General Motors, Ford, Daimler, Volvo, Toyota, Volkswagen and Hyundai. According to CBRC, all automobile finance companies are allowed to engage in the auto finance leasing business starting from January 24, 2008.
•	Fourth, also regulated by CBRC, 128 non-bank financial institutions eligible to engage in the finance leasing business, including 54 trust companies, 70 corporate finance companies, and four financial asset management companies (mainly focusing on disposal of the non-performing assets spun off from the big four banks in China). Management does not believe that finance leasing is their core business or that they have had significant business volumes in the past several years.

Also according to the Leasing Committee, there are over 8000 operating leasing companies across China including car rental companies. They are approved and regulated by local governments. Those companies are not allowed to engage in finance leasing; as a result, they are not direct competitors in finance leasing business.

Employees

New Goal International is expected to have approximately 28 employees shortly after the Acquisition. The following table sets forth the number of New Goal International’s employees that will be working in each of its areas of operations:

Number of Employees
Senior Management	3
Sales and Marketing Management	12
Execution and Support	5
Risk Management	3
Finance and Administration	5
Total	28

New Goal International will be required under PRC law to make contributions to employee benefit plans based on specified percentages of the salaries, bonuses, housing funds and certain allowances of its employees, up to a maximum amount specified by the respective local government authorities where New Goal International operates its businesses.

Legal Proceedings

New Goal International is not currently a party to any material lawsuit that, if adversely determined, would have a material adverse effect on its financial position, results of operations or liquidity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
PLAN OF OPERATION OF ASIA LEADER

Asia Leader has not had any operations to date. The following is a discussion of Asia Leader’s plan of operation. You should read the following discussion of Asia Leader’s plan of operation together with its financial statements and related notes included elsewhere in this proxy statement. All of Asia Leader’s business operations will be conducted through its consolidated subsidiary, New Goal International. References to New Goal International throughout this discussion refer to Asia Leader and New Goal International on a consolidated basis. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a discussion of some of those risks and uncertainties, read the sections entitled “Forward Looking Statements” and “Risk Factors.”

Overview

Shanghai Century intends to acquire 100% of the outstanding equity interest of Asia Leader, which owns 67% of the equity interest of New Goal International. Pursuant to the Stock Purchase Agreement, between Shanghai Century and Richard Li, Shanghai Century will acquire 100% of the outstanding shares of Asia Leader and assume Asia Leader’s obligations under the Joint Venture Agreement between Asia Leader, Kevin Ma and RAD, an entity controlled by Kevin Ma. Under the Joint Venture Agreement, Asia Leader will make a capital contribution of up to US$70 million, subject to adjustment, to New Goal International, and RAD will make a capital contribution of certain leasing arrangements and other agreements. Asia Leader intends to exercise an option to purchase RAD’s 33% equity interest in New Goal International for US$31.8 million.

The arrangements contributed by RAD on the closing date will include:

•	the Exclusive Cooperation Agreement pursuant to which NCIL will, on an exclusive basis, conduct New Goal International’s business on its behalf;
•	two framework contracts, which shall include (i) a framework contract for automobiles among New Goal International, NCIL, the supplier and dealer, and (ii) a framework contract for ATMs among New Goal International, NCIL, the supplier and the lessee, which contracts set forth the terms for the purchase of the equipment and the leasing program;
•	two trust lease contracts, which shall include: (i) a trust lease contract for automobiles between New Goal International and NCIL and (ii) a trust lease Contract for ATMs between New Goal International and NCIL, pursuant to which NCIL will enter lease agreements with the lessees of the equipment and collect lease payments on behalf of New Goal International;
•	one lease contract for the ATMs between NCIL and the lessee;
•	two supply contracts, which shall include: (i) a supply contract for automobiles among New Goal International, NCIL, the supplier and dealer, and (ii) a supply contract for ATMs among New Goal International, NCIL and the supplier, pursuant to which New Goal International will purchase up to US$70 million of automobiles and ATMs; and
•	the Right of First Refusal Agreement dated February 20, 2008 by and among Asia Leader, RAD, NCIL, New Century International Leasing Company Limited (HK) (“New Century”) and Kevin Ma for the outstanding shares of NCIL.

It is expected that the total value of the equipment purchased under the supply contracts will equal approximately US$63 million, which will be the same amount of Asia Leader’s capital contribution.

Management believes that a combination of factors including a fast growing economy in China and increasing demand for innovative financing products would present significant opportunities for the leasing and structured finance business. New Goal International further believes that operating in multiple industries will help New Goal International create income generating opportunities.

Leasing Revenue Models

The revenues of Asia Leader will be generated primarily by the amount of leases it originates through its subsidiary, New Goal International. New Goal International’s revenues will be driven primarily in three sources: (i) advisory fees for setting up vendor programs and/or rebates on equipment paid by vendors, (ii) lease payments from lessees and (iii) interest spread when New Goal International sells off the lease assets to financial institutions. These fees are highly correlated to the lease transactions New Goal International originates.

•	Advisory Fees for Setting up Vendor Programs and/or Rebates on Equipment Paid by Vendors. When we design a vendor program we will collect an advisory fee for setting up the program. In addition, New Goal International and the vendor would agree on a certain percentage of financial rebates to New Goal International on equipment that it purchases to be leased to the end customer.
•	Lease Payments from Lessees. Although we design our vendor and non-vendor programs with a view towards the assignment of lease receivables to third party financial institutions in China, from time to time, New Goal International intends to selectively take ownership of certain lease assets using New Goal International’s own cash resources. Management believes that in some instances by taking ownership of lease assets, New Goal International would be more flexible in designing products for its customers. Particularly with vendor programs, New Goal International may warehouse lease assets before selling them to a third party financial institutions in China. When we take ownership or warehouse lease assets, New Goal International derives revenues from the lease payments made by lessees.
•	Interest Spread. When New Goal International assigns lease receivables to financial institutions, New Goal International would receive the present value of the interest spread.

Lack of Historical Operating Data Before Acquisition

Asia Leader’s subsidiary New Goal International, since its incorporation date, has only entered into two leases/structured finance contracts which are subject to closing of the Acquisition. Thus Asia Leader’s plan of operation is new and in various stages of construction and there are no historical financial data available other than a balance sheet as of February 29, 2008, and a statement of operations from January 11, 2008 (the date of inception) to February 29, 2008, which is included in this proxy statement.

Factors Affecting Asia Leader’s Future Results of Operations

The profitability of Asia Leader will depend on numerous factors that effect its subsidiary New Goal International which include:

•	General Economic Conditions. New Goal International’s profitability is mainly affected by general economic conditions in China. New Goal International’s business will be sensitive to changes in GDP growth and especially to changes in fixed asset investment growth. As companies investment in fixed assets grows, New Goal International expects that demand for structure lease finance will grow as well. In addition, when economic conditions are favorable, default rates are typically lower and collateral values and residual values of equipment leased are generally stable.
•	Interest Rate. The margin and profitability of a lease contract is significantly affected by the compatibility between leasing receivables and funding costs. As a structure lease company New Goal International will depend mainly on loans from Chinese commercial banks to finance its business. If New Goal International’s interest costs are floating with interest rate adjustments from the central bank of China and lease agreements are at fixed rates, the profitability of those leases may be reduced. By contrast, if New Goal International’s funding costs are more correlated with interest rate changes in foreign countries such as the U.S., the declining interest rates in those countries may benefit New Goal International.
•	Foreign Exchange. The foreign exchange rates between RMB and other currencies may change upward or downward. If lease payments are mostly RMB denominated and New Goal International’s funding costs are denominated in foreign currencies such, its profit margin would affected by changes in currency exchange rates.

•	Other Economic Factors. Other economic factors such as inflation rates, availability of credit, securitization of finance leases, developments in the market for second-hand equipment, fluctuation of the stock market and other economic factors may influence the demand for structured lease finance products and services, default rates and residual value of leased assets.

Operating Expenses

Asia Leader’s operating expenses will include:

•	the cost of financing its leasing programs, which expense will fluctuate with changes in interest rates;
•	wages and related costs;
•	depreciation expenses; and
•	payment of regulatory fees.

General and Administrative Expenses

Asia Leader will incur general and administrative expenses, including expenses such as legal and professional expenses. New Goal International’s general and administrative expenses also include payroll expenses, including those relating to its executive officers, and rent. New Goal International expects general and administrative expenses to reflect the costs associated with running a public company including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees and increased legal and accounting costs related to compliance with the Sarbanes-Oxley Act of 2002 and the acquisition of assets and equipment.

Liquidity and Capital Resources

Asia Leader’s operations will be financed primarily through cash generated from the operations of New Goal International and bank loans.

Contractual Obligations

The following table presents New Goal International’s contractual obligations or Asia Leader’s subsidiary as of March 27, 2008, as adjusted to reflect the conclusion of the following agreements subject to the consummation of the Acquisition: (a) the supply agreements to acquire assets and equipments and (b) leasing agreements with clients.

Payments Due By Period

Obligations	Total Amount	2008
Beijing Hyosung Computer Co., Ltd.	RMB 160 MM	RMB 160MM
FAW-Volkswagen Sales Co., Ltd.	RMB 287MM	RMB 287MM

Critical Accounting Policies

Following the Acquisition, management expects to make certain estimates and judgments in connection with the preparation of financial statements, which will be prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) that affect the reported amount of assets and liabilities, revenues and expenses and related disclosures.

Critical accounting policies are those that potentially have a material impact on the preparation of financial statements and may involve significant judgment and estimates. These are described more fully below.

Revenue Recognition.  The main activities of New Goal International fall within the definition of direct financing leases or leveraged leases as defined under Statement of FAS No. 13 “Accounting for Leases” with New Goal International as the lessor. The classification of leases is determined at the inception of the lease, which is the earlier of the date of the lease agreement and the date of commitment by the parties to the principal provisions of the lease. The criteria for classification as a direct financing lease are:

•	The lease transfers ownership of the property to the lessee by the end of the lease term.
•	The lease contains a bargain purchase option.
•	The lease term is equal to 75% or more of the estimated economic life of the lease property, save for certain exceptions.
•	The present value at the beginning of the lease term of the minimum lease payments (as defined) exceeds 90% of the excess of the fair value of the leased property to the lessor at the inception of the lease.

The net investment in the lease shall consist of the gross investment (minimum lease payments plus the unguaranteed residual value) less unearned income. The unearned income shall be recognized as income over the lease term so as to produce a constant periodic rate of return on the net investment in the lease. The estimated residual value shall be reviewed annually and, if necessary, adjusted. If the decline in estimated residual value is judged to be other than temporary, the accounting for the transaction shall be revised using the changed estimate. The resulting reduction in net investment shall be recognized as a loss in the period in which the estimate is changed. An upward adjustment of the estimated residual value shall not be made.

Finance lease origination fee income will be deferred and recognized over the term of a lease as an adjustment of the yield. Likewise, direct finance lease origination costs as defined in FAS 91 “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases”, generally will be deferred and recognized as a reduction in the yield of the lease. The origination fees and related direct origination cost will be offset and only the net amount will be deferred and amortized.

From time to time, New Goal International may assign its lease payments receivables to financial institutions on a non-recourse basis. New Goal International will recognize in earnings the corresponding gain or loss, upon completion of a transfer of such receivables that satisfies the conditions prescribed in FAS 140 “Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”, as well as the revenue recognition criteria of Staff Accounting Bulletin No. 104.

The conditions for a sale as supported by the surrender of control of a finance asset under FAS 140 include all of the following: isolation of such asset from the reach of the transferor and its creditors even in bankruptcy; the transferee obtaining the full clean right to pledge or exchange such asset; and absence of effective control from the transferor over such assets after the transfer.

Intangible Assets.  Intangible assets are recognized initially at their fair value. Intangible assets that have finite useful lives will be amortized over their useful lives. The remaining useful life of an intangible asset shall be evaluated for each reporting period. If such an evaluation results in a revised remaining useful life, the remaining carrying amount of such asset shall be amortized prospectively over the revised remaining useful life. Intangible assets that have finite useful lives shall be reviewed for impairment for each reporting period. An impairment loss shall be recognized if the carrying amount is not recoverable and its carrying amount exceeds its fair value.

Intangible assets that have indefinite useful lives will not be amortized but their remaining useful lives shall be evaluated for each period to determine whether events and circumstances continue to support such a classification. Additionally, such assets shall be tested for impairment for each reporting period. If the carrying amount of such an asset exceeds its fair value, the excess shall be recognized as an impairment loss.

Doubtful Debts.  An allowance for doubtful accounts will be recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating questionable collection, historical experience, account balance aging and prevailing economic conditions. An account receivable is written off after all collection efforts have been exhausted.

INFORMATION ABOUT SHANGHAI CENTURY

Shanghai Century is a “blank check” company formed under the laws of the Cayman Islands on April 25, 2005 to acquire, through a merger, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business having its primary operations in the PRC. To date, Shanghai Century’s efforts have been limited to organizational activities, completion of its IPO, the evaluation of possible business combinations, performing due diligence, negotiation and documentation of the Acquisition and the preparation and filing of this proxy statement. The mailing address of Shanghai Century’s principal executive office is 23rd floor, Shun Ho Tower, 24-30 Ice House Street, Central, Hong Kong SAR and its telephone number is (852) 2854-8989.

The IPO and Trust Account.  Shanghai Century was incorporated in the Cayman Islands on April 25, 2005 with an authorized share capital of 50 million shares (par value US$0.0005 per share) and 5 million preferred shares (par value US$0.0005 per share). Shanghai Century’s founders contributed US$25,000 to the formation of Shanghai Century and were issued 3,125,000 shares in the aggregate.

Shanghai Century completed its IPO on April 28, 2006 and received net proceeds of approximately US$110,000,000. As of February 29, 2008, an amount of approximately US$114 million (including interest and the underwriters’ deferred compensation of US$3.3 million) of the net proceeds was held in the Trust Account and invested in money market funds. Under the agreement governing the Trust Account, the funds in the Trust Account may only be invested in U.S. government securities having a maturity of one hundred and eighty days or less or in money market funds. The funds will continue to be kept in the Trust Account until the earlier of (a) the consummation of the business combination or (b) distribution of the Trust Account upon Shanghai Century’s liquidation, or (c) distribution of one half of the interest earned to the management each calendar quarter to fund working capital and general corporate purposes.

Deferred compensation payable to the underwriters upon consummation of the Acquisition is US$3.3 million. In the event that Shanghai Century does not consummate a business combination by April 28, 2008, Shanghai Century will be dissolved and the proceeds held in the Trust Account (excluding the interest previously released to us as of that date) will be distributed to the holders of the shares of Shanghai Century issued in its IPO (the “Public Shares”). In the event of this distribution, the per share value of the residual assets remaining available for distribution (including the amount held in the Trust Account) may be less than the IPO price of US$8.00 per unit.

Fair Market Value of Asia Leader and New Goal International.   According to Shanghai Century’s charter, the initial target business that Shanghai Century acquires must have a fair market value equal to at least 80% of our net assets at the time of this acquisition, determined by our board of directors based on standards that the financial community generally accepts, such as actual and potential sales, earnings, cash flow and book value. Our board of directors has determined that the fair market value of Asia Leader and New Goal International is equal to at least 80% of our net assets.

Automatic Dissolution and Subsequent Liquidation if No Business Combination

Shanghai Century’s charter provides that it will continue in existence only until April 28, 2008. This provision may not be amended except in connection with the consummation of a business combination. If Shanghai Century has not completed the Acquisition or another qualifying transaction by that date, it will be dissolved. Shanghai Century views this provision terminating its corporate life by April 28, 2008 as an obligation to its shareholders and will not take any action to amend or waive this provision to allow Shanghai Century to survive for a longer period of time, except in connection with the consummation of a business combination. Under the Companies Law, in the case of a full voluntary liquidation procedure, a liquidator would give at least 21 days’ notice to creditors of his intention to make a distribution by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the Cayman Islands Official Gazette, although in practice this notice requirement need not necessarily delay the distribution of assets as the liquidator may be satisfied that no creditors would be adversely affected as a consequence of a distribution before this time period has expired. Shanghai Century anticipates the Trust Account would be liquidated shortly following the expiration of the 21 day period. As soon as the affairs of Shanghai Century are fully wound-up, the liquidator must furnish his final report and accounts before a final general meeting, which must be called by a public notice at least one month before it takes place. After the final meeting, the liquidator must furnish a return to the Registrar confirming the date on which the meeting was held, and three months after the date of this filing, Shanghai Century would be dissolved.

If Shanghai Century is unable to complete the Acquisition or an alternative business combination by April 28, 2008, it will distribute to all of its public shareholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the Trust Account, inclusive of any interest, plus any remaining net assets (subject to our obligations under Cayman Islands law to provide for claims of creditors). Shanghai Century anticipates notifying the trustee of the Trust Account to begin liquidating these assets promptly after expiration of the 21 day period and anticipates it will take no more than 10 business days to effectuate this distribution. Shanghai Century’s initial shareholders have waived their rights to participate in any liquidation distribution with respect to the shares that they acquired prior to the IPO. There will be no distribution from the Trust Account with respect to our warrants, which will expire worthless. Shanghai Century will pay the costs of liquidation from our remaining assets outside of the Trust Account.

If Shanghai Century were to expend all of the net proceeds of the IPO, other than the proceeds deposited in the Trust Account, and based on the Trust Account as of February 29, 2008 of approximately US$114 million, the initial per-share liquidation price would be US$7.93, or US$0.07 less than the per-unit offering price of US$8.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of Shanghai Century’s creditors (which could include vendors and service providers it has engaged to assist it in any way in connection with its search for a target business and that are owed money by it, as well as target businesses themselves) which could have higher priority than the claims of Shanghai Century’s public shareholders. Accordingly, the actual per-share liquidation price could be less than the amounts described above.

The public shareholders of Shanghai Century will be entitled to receive funds from the Trust Account only in the event of the expiration of its existence and its automatic dissolution and subsequent liquidation or if they seek to convert their respective shares into cash upon a business combination which the shareholder voted against and which is completed by Shanghai Century. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account.

Additionally, in any liquidation proceedings of Shanghai Century under Cayman Islands’ law, the funds held in the Trust Account may be included in its estate and subject to the claims of third parties with priority over the claims of its shareholders. To the extent any these claims deplete the Trust Account, Shanghai Century cannot assure you it will be able to return to the public shareholders the liquidation amounts payable to them. Furthermore, a liquidator of Shanghai Century might seek to hold a shareholder liable to contribute to its estate to the extent of distributions that they receive in the dissolution of the Trust Account beyond the date of dissolution of the Trust Account. Additionally, Shanghai Century cannot assure you that third parties will not seek to recover from Shanghai Century’s shareholders amounts that Shanghai Century owed to them. Furthermore, the board of directors of Shanghai Century may be viewed as having breached their fiduciary duties to Shanghai Century’s creditors and/or may have acted in bad faith, exposing itself and Shanghai Century to claims for having paid public shareholders from the Trust Account prior to addressing the claims of creditors. Shanghai Century cannot assure you that claims will not be brought against it for these reasons.

If Shanghai Century is unable to consummate a transaction by April 28, 2008, its purpose and powers will be limited to dissolving, liquidating and winding up. Upon notice from Shanghai Century, the trustee of the Trust Account will liquidate the investments constituting the Trust Account and will turn over the proceeds to Shanghai Century’s transfer agent for distribution to Shanghai Century’s public shareholders as part of its plan of distribution and dissolution. Concurrently, Shanghai Century shall pay, or reserve for payment, from funds not held in trust, its liabilities and obligations, although Shanghai Century cannot assure you that there will be sufficient funds for this purpose. As a result, if Shanghai Century liquidates, the per-share distribution from the Trust Account could be less than the amounts described above.

Facilities

Shanghai Century maintains our executive offices at 23rd Floor, Shun Ho Tower, 24-30 Ice House Street, Central, Hong Kong SAR, China. Shanghai Century considers its current office space adequate, in light of its lack of an operating business to date.

Officers and Employees

Shanghai Century has two officers, Mr. Anthony Kai Yiu Lo and Mr. Franklin D. Chu, both of whom are also members of its board of directors. These two individuals are not obligated to contribute any specific number of hours per week and intend to continue to devote only as much time as they deem necessary to the affairs of Shanghai Century.

Options Granted

Pursuant to a consulting agreement between Shanghai Century and Howard Chu, on June 8, 2006, Shanghai Century granted an option to purchase 50,000 shares to Howard Chu, a consultant, which vests six months after the consummation of a business combination and an option to purchase 75,000 shares which vests on April 24, 2009, provided the consulting agreement with Mr. Chu has not been terminated prior to the date on which either option become vested. The exercise price of both options is US$7.10, the closing market price of our shares on the first day that they were traded on AMEX. Both options will expire upon the earlier of (i) the date the consulting agreement is terminated, or (ii) April 28, 2008 if a business combination is not consummated on or prior to that date. Howard Chu is a full-time consultant to the company. His services include identifying and researching potential target companies, assisting in discussions and negotiations with potential target companies, researching relevant industries in China, coordinating with relevant PRC governmental authorities, and assisting in the financial and commercial analysis of potential target companies.

	Year Ended December 31, 2006
	Number of Securities to Be Issued upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance as of December 31, 2006
Equity compensation approved by security holders	125,000	$7.1	125,000
Equity compensation not approved by security holders	—	—	—
Total	125,000	$7.1	125,000

On February 1, 2007, Shanghai Century granted options to purchase 100,000 shares to Howard Chu at an exercise price of US$7.38, the closing market price of a share on the grant date. These options vests six months after the consummation of the Acquisition and will expire upon the earlier of (i) the date the consulting agreement with Mr. Chu is terminated, or (ii) April 28, 2008 if a business combination is not consummated on or prior to that date.

On February 1, 2007, Shanghai Century granted options to purchase 10,000 shares to Liu Hong, at an exercise price of US$7.38, the closing market price of a share on the grant date, pursuant to a consulting agreement with Mr. Liu Hong. These options vests six months after the consummation of the Acquisition and will expire upon the earlier of (i) the date the consulting agreement is terminated, or (ii) April 28, 2008 if a business combination is not consummated on or prior to that date. Liu Hong is a full-time consultant to the company with the title of vice president. His services include financial analysis and research and due diligence.

On May 18, 2007, Shanghai Century granted an option to purchase 3,000 shares to Liu Hong at an exercise price of US$7.79, the closing market price of the share on the grant date, pursuant to the consulting agreement with Liu Hong. These options vests six months after the consummation of the Acquisition and expire upon the earlier of (i) the date the consulting agreement is terminated, or (ii) April 28, 2008 if a business combination is not consummated on or prior to that date.

On May 18, 2007, Shanghai Century granted options to our employee Rebecca Iu to purchase an aggregate of 2,000 shares which vests six months after the consummation of the Acquisition. The exercise price of these options is US$7.79, the closing market price of a share on the grant date. These options will expire upon the earlier of (i) the date the employment agreement with Ms. Iu is terminated, or (ii) April 28, 2008 if a business combination is not consummated on or prior to that date. Rebecca Iu is the Office Manager and personal assistant to the Chairman.

On May 18, 2007, Shanghai Century granted options to our assistant Cheung Fong Kwan to purchase an aggregate of 8,000 shares which vests six months after the consummation of the Acquisition. The exercise price of these options is US$7.79, the closing market price of a share on the grant date. These options will expire upon the earlier of (i) the date the assistant agreement with Ms. Kwan is terminated, or (ii) April 28, 2008 if a business combination is not consummated on or prior to that date. Cheung Fong Kwan is an employee of FDC Consultants and devotes her time providing secretarial and administrative services to Shanghai Century.

On May 22, 2007, Shanghai Century granted an option to purchase 2,000 shares to Han Kin Yee at an exercise price of US$7.80, the closing market price of the share on the grant date. These options vests six months after the consummation of the Acquisition and expire upon the earlier of (i) the date the consulting agreement is terminated, or (ii) April 28, 2008 if a business combination is not consummated on or prior to that date. Han Kin Yee is a director of Asia Point Ltd., a consulting firm engaged to provide financial analysis and accounting services to Shanghai Century with regard to the Acquisition.

On March 25, 2008, in consideration of his agreeing to serve as a director of the combined company upon consummation of the Acquisition, Shanghai Century resolved that Dr. Raymond Kuo Fung Ch’ien will be granted an option to purchase 100,000 shares upon his appointment to the Board. The US$7.60 per share exercise price of equaled the closing market price of a share on March 24, 2008. The option will be granted outside of the 2008 Incentive Plan.

There are no family relationships between any officer or director of Shanghai Century and any employee of or consultant to Shanghai Century who has been granted options.

The following table sets forth the expense associated with the grant of the above referenced options.

Name	Grant Date	No. of Grant Shares	Estimated Value as of Date of Grant	Amount Expensed from the Date of Grant to 9/30/2007	Remaining Value to Be Expensed
Howard Chu	June 8, 2006	50,000	US$103,200	61,244	41,956
Howard Chu	June 8, 2006	75,000	US$154,800	91,866	62,934
Howard Chu	February 1, 2007	100,000	US$108,182	45,549	62,633
Liu Hong	February 1, 2007	10,000	US$10,818	4,555	6,263
Liu Hong	May 18, 2007	3,000	US$3,000	878	2,122
Cheung Fong Kwan	May 18, 2007	8,000	US$8,000	2,340	5,660
Rebecca Iu	May 18, 2007	2,000	US$2,000	585	1,415
Han Kin Yee	May 22, 2007	2,000	US$1,200	342	858

Legal Proceedings

Shanghai Century is not currently a party to any pending material legal proceedings.

SHANGHAI CENTURY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and results of operations of Shanghai Century in conjunction with its historical financial statements and related notes contained elsewhere herein. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the following information.

Forward-Looking Statements

Certain statements contained in this interim report that are not historical facts, including, but not limited to, statements that can be identified by the use of forward-looking terminology such as “may,” “expect,” “anticipate,” “predict,” “believe,” “plan,” “estimate” or “continue” or the negative thereof or other variations thereon or comparable terminology, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. The actual results of the future events described in such forward-looking statements in this interim report could differ materially from those stated in such forward-looking statements due to various factors, including but not limited to, our being a development stage company with no operating history, our dependence on key personnel some of whom may join us following a business combination, our personnel allocating their time to other businesses and potentially having conflicts of interest with our business, our potentially being unable to obtain additional financing to complete a business combination including the proposed business combination discussed below under the heading “Acquisition of New Goal International,” the ownership of our securities being concentrated and those other risks and uncertainties detailed in the Company’s filings with the Securities and Exchange Commission, including our registration statement on Form F-1 originally filed December 12, 2005 and the definitive prospectus thereunder, our annual report on Form 10-K for the year ended December 31, 2006, our Quarterly Report on Form 10-Q for the period ended March 30, 2007, our Quarterly Report on Form 10-Q for the period ended June 30, 2007, and our Quarterly Report for the period ended September 30, 2007, our other reports filed with Securities and Exchange Commission from time to time, and the uncertainties set forth from time to time in the Company’s filings and other public statements.

Critical Accounting Policies

Share-Based Compensation

We adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS 123R, on January 1, 2006. Under SFAS 123R, we are required to measure the cost of all share-based payment transactions based on their grant-date fair value and recognize the cost as an expense in our financial statements over the requisite service period, which is generally the period from the date of grant to the date when the share compensation is no longer contingent upon additional service from the option holder, or the vesting period. We also follow EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, for share options issued to independent consultants by recording compensation cost based on the their then-current fair values at each interim reporting date over the expected term of the respective consulting agreements which approximates the expected life of the respective options.

We determine the fair value of these share options using the lattice-option pricing model. Under this model, we make a number of assumptions regarding the fair value of the options, including:

•	the expected volatility of our future ordinary share price;
•	the expected dividend rate; and
•	the expected life of the options.

To determine the estimated fair value of our share options, we believe that the expected volatility is the most subjective assumption due to the lack of trading history of our ordinary shares. Changes in the volatility assumption could significantly impact the estimated fair values of the options calculated by the lattice option pricing model. For share options granted prior to our initial public offering, expected volatility was estimated based upon the average volatility of an index of certain guideline companies for a period that is commensurate with the life of those options. Guideline companies were used because we did not have a trading history at the time the options were issued and prior to having sufficient share price history to calculate our own volatility, we believed the average volatility of the guideline companies was a reasonable benchmark to use in estimating the expected volatility of our ordinary shares. For share options granted after our initial public offering, expected volatility was estimated based upon historical stock price movements over the most recent period that is commensurate with the expected life of those options.

Changes in our estimates and assumptions regarding the expected volatility could significantly impact the estimated fair values of our share options determined under the binomial valuation model and, as a result, our net loss.

Warrants Liability

On April 28, 2006, we completed the sale of 14,375,000 units in our initial public offering at a price of US$8.00 per unit. Each unit consists of one ordinary share of the Company, US$0.0005 par value, and one warrant. Each warrant entitles the holder to purchase from us one ordinary share at an exercise price of US$6.00 commencing on the completion, if it occurs, of the acquisition by the Company of New Goal International. The warrants expire on April 23, 2010.

In addition, on April 28, 2006, we sold to the underwriters, for US$100, an option to purchase up to a total of 1,000,000 units as compensation for their services (the “unit purchase option”). The units issuable upon exercise of the unit purchase option are identical to those offered in our initial public offering, except that the warrants have an exercise price of US$7.50. The unit purchase option expires on April 23, 2011 and is exercisable at US$10.00 per unit commencing on the completion of the Acquisition.

Under the terms of the warrant agreement, no warrants will be exercised unless at the time of exercise a prospectus relating to ordinary shares issuable upon exercise of the warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. We have agreed to meet these conditions and use our best efforts to maintain a current prospectus relating to ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. The warrant agreement does not specify the consequences or penalty imposed against us in the event we are unable to file and complete an effective registration statement to deliver registered shares.

Under EITF No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF No. 00-19”), if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that we are unable to deliver registered shares, then net-cash settlement is assumed if we are unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). In consequence, a derivative within the above–mentioned parameters is recognized as an asset or a liability where share settlement is not within the Company’s control. Accordingly, in connection with the issuance of the units upon the initial public offering, we have recorded the fair value of the warrants as a liability with any changes in the fair value of such warrants at each reporting date being recorded through our statement of operations. We will continue to adhere to the accounting policies set forth above until the warrant agreement is amended or there are developments which support a different accounting treatment.

We have determined that the estimated fair value of the warrants on April 24, 2006, the date of issuance, and on September 30, 2007 was approximately US$0.87 and US$2.10 per warrant, respectively, or an aggregate of US$12,508,454 and US$30,187,500, respectively. Since the warrants were not traded or quoted on a market exchange at the time of issuance, the fair value of the warrants as of April 24, 2006 was estimated based on a lattice-binomial model using an expected life of 48 months, a volatility of 33.7779%, a risk-free interest rate of 5.204% and taking into consideration the liquidity risk and the forfeiture risk that the warrants could become worthless if we do not consummate a business combination within the prescribed period and liquidates. The fair value of the warrants as of September 30, 2007 was based on a quoted market price.

The volatility calculation of 33.7779% was based on the latest five year average volatility of an index of 447 companies drawn from the Shanghai Stock Exchange Composite Index, or the Shanghai Index, that have been trading for at least five years and that have market capitalizations of less than US$400 million. Since we did not have a trading history at the time the option was issued, we estimated the potential volatility of our ordinary share price by referring to the latest five year average volatility of the Shanghai Index because our board of directors believes that the average volatility of this index is a reasonable benchmark to use in estimating the expected volatility of our ordinary shares after consummation of a business combination. Although an expected life of five years was taken into account for purposes of assigning a fair value to the option, to the extent we do not consummate a business combination within the prescribed time period and liquidate the underwriters’ option would become worthless.

Amount of Equity Subject to Possible Redemption

We are required to obtain shareholder approval for any business combination of a target business, which includes the proposed Acquisition of New Goal International. In the event that our public shareholders owning 20% or more of the ordinary shares sold in our initial public offering vote against a business combination, we will not proceed with a business combination if the public shareholders exercise their redemption rights. That is, we can still effect a business combination if the public shareholders owning up to approximately 19.99% of the ordinary shares sold in our initial public offering exercise their redemption rights.

This redemption obligation with respect to up to 19.99% of the ordinary shares sold in our initial public offering will exist regardless of how a business combination is structured. That is, we would be required to redeem up to an amount equal to the product of approximately 19.99% of the 14,375,000 ordinary shares sold in the public offering (or 2,873,563 ordinary shares) multiplied by an initial cash per- share redemption price of US$7.60. The actual per-share redemption price will be equal to the quotient of the amount in our trust account plus all accrued interest not previously released to us, as of two business days prior to the proposed consummation of the business combination, divided by 14,375,000 ordinary shares. As of February 29, 2008, the per share redemption price was US$7.93.

Accordingly, under the provision of EITF D-98, Classification and Measurement of Redeemable Securities, we have classified 19.99% of the net proceeds from the initial public offering, or US$21,839,075, and the related accrued interest of approximately US$765,361 outside permanent equity as of September 30, 2007.

Termination of Definitive Share Purchase Agreement with Kelun

We announced our proposal to acquire Kelun on May 29, 2007 and filed a preliminary proxy statement regarding the acquisition of Kelun on August 16, 2007. During the process of applying for approval of the Kelun acquisition from the PRC government, our management team concluded that it was highly unlikely that the Kelun transaction would have been approved prior to April 28, 2008, the established deadline for the consummation of a business combination. On February 20, 2008, we mutually agreed with Kelun to terminate the proposed acquisition. Mr. Liu Gexin, the chairman of Kelun, has agreed to reimburse us for certain due diligence expenses we incurred in connection with the proposed acquisition of Kelun. Mr. Liu Gexin will reimburse us for RMB3 million (or approximately US$425,387) upon completion of Kelun’s private equity financing, which is expected to occur on March 30, 2008, and an additional RMB1 million (or approximately US$141,795) upon Kelun’s filing on the Chinese A-share market.

Acquisition of Asia Leader

On February 20, 2008, we entered a Stock Purchase Agreement with Richard Li. Under the terms of the Stock Purchase Agreement, we will acquire 100% of the issued and outstanding shares of Asia Leader, which is a party to the Joint Venture Agreement with RAD and Kevin Ma, from Richard Li. The purchase price for shares of Asia Leader consists of:

•	US$300,000 in cash; and
•	the assumption of Asia Leader’s obligations under the Joint Venture Agreement, which obligations include (i) a capital contribution of up to US$70 million, subject to adjustment, to New Goal International and (ii) the exercise of Asia Leader’s option to purchase the remaining 33% equity interest in New Goal International for US$31.8 million.

Results of Operations

We were formed on April 25, 2005, to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business which we believe has significant growth potential. Our initial business combination must be with a target business whose fair market value is at least equal to 80% of our net assets. We consummated our initial public offering on April 28, 2006. Our activities to date have been comprised solely of organizational activities, preparing for and consummating our initial public offering, and efforts associated with identifying a target for a business combination. We have neither engaged in any operations nor generated any revenues for the three-month and nine-month periods ended September 30, 2007.

For the three-month and nine-month periods ended September 30, 2007, we earned interest income of approximately US$1.3 million and US$4.1 million, respectively, and incurred operating expenses of approximately US$0.5 million and US$3.3 million, respectively. Our expenses consist primarily of legal and accounting fees (including principally fees associated with the negotiation and execution of the Purchase Agreement with Kelun and the Kelun Shareholders, which subsequently terminated as described above), overhead fees, insurance, travel expenses in connection with our search for a target company, and certain other expenses associated with being a public company. We have also recorded an expense of approximately US$1.4 million and (US$7.3) million in the three-month and nine-month periods ended September 30, 2007, respectively, which represents a change in fair value of warrants liability during the respective periods.

The net proceeds to us from the sale of our units, after deducting offering expenses of approximately US$8,308,586 including underwriting discounts of approximately US$4,600,000, and an additional US$3,300,000 to be paid to the underwriters if a business combination is consummated (less US$0.24 for each share converted to cash in connection with our business combination), was US$106,691,414. Of this amount, US$105,950,000 was placed in a trust account and the remaining US$741,414 became available to be used in connection with acquiring a target business, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination, including the payment of legal and accounting expenses and our advisory and investment banking fees payable in connection with the business combination. Funds held in the trust account would only be used to pay these expenses and fees upon the consummation of a business combination, but would not otherwise be available for these uses. To the extent that our securities are used in whole or in part as consideration to effect a business combination, the proceeds held in the trust account (excluding US$3,300,000 to be paid to the underwriters upon consummation of a business combination, amounts payable to any shareholders who exercise their redemption rights, one-half of the interest income which may be released to us each calendar quarter to fund our working capital and general corporate purposes, and expenses associated with the business combination that are in excess of the amounts not held in trust and cash payments made in connection with assuming Asia Leader’s obligation to contribute up to US$70 million to New Goal International under the Joint Venture Agreement, and to Shanghai Century Capital Corporation (“SHCC”), a company in formation controlled by our Co-Chief Executive Officers, as a consideration for its management consulting services to be rendered to New Goal International following the Acquisition, if they become payable under the Joint Venture Agreement) as well as any other net proceeds not expended may be used to finance the operations of the target business or to effect other acquisitions, as our board of directors determines at that time. We currently have no commitments for the use of the funds in the trust account following the completion of the Acquisition, although a portion may be used to pay the for the cash contribution to New Goal International under the Joint Venture Agreement and to pay the consulting fees to SHCC if they become payable. We previously believed that the funds available to us outside of the trust account, including one-half of the interest income to be distributed to us each calendar quarter, would be sufficient to allow us to operate for a 24 month-period following our initial public offering, assuming that a business combination is not consummated during that time. However, we have incurred approximately US$1.4 million in operating expenses in 2006 and approximately US$3.3 million in operating expenses during the first nine months of 2007, which consist primarily of legal and accounting fees, overhead fees, insurance, travel expenses in connection with the search of a target company, the structuring, negotiation and documentation of the proposed business combination with Kelun, which was subsequently terminated, the preparation of our preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on August 16, 2007 in connection with the proposed Kelun acquisition as well as certain other expenses associated with being a public company. We may need to use a portion of funds held in the trust account to settle any unpaid amounts of these operating expenses upon the consummation of the Acquisition. In addition, in the event that public shareholders holding a significant number of our shares, but less than 2,875,000 shares, vote against the Acquisition and exercise their right to redeem their shares for their pro rata interest in the Trust Account, the amount of funds in the Trust Account available to consummate the Acquisition will be reduced, and, therefore, we may need to obtain additional financing in the form of loans.

On April 28, 2006, in connection with our initial public offering, we sold to the underwriters, for US$100, an option to purchase up to a total of 1,000,000 units as compensation for their services. The units issuable upon exercise of the option are identical to those offered in our initial public offering, except that the warrants have an exercise price of US$7.50. The option expires on April 23, 2011 and is exercisable at US$10.00 per unit commencing on the completion of a business combination. In lieu of the payment of the exercise price, the option may be converted into units on a net-share settlement or cashless exercise basis to the extent that the market value of the units at the time of conversion exceeds the exercise price of the option. The option may only be exercised or converted by the option holder and cannot be redeemed for cash by us or the option holder.

In June 2006, we engaged Howard Chu to assist us in matters related to a business combination. The term of the contract is three years expiring on June 8, 2009 unless terminated earlier. As part of his compensation for services provided to us, we granted to Howard Chu (a) an option to purchase 50,000 ordinary shares which vests six months after the consummation of a business combination and (b) an option to purchase 75,000 ordinary shares which vests on April 24, 2009, provided the consulting agreement has not been terminated prior to the date on which either option become vested. The exercise price of both options is US$7.10, the closing market price of our ordinary shares on the first day that they were traded on the American Stock Exchange. Both options will expire upon the earlier of (i) the date the consulting agreement is terminated, or (ii) April 24, 2008 if a business combination is not consummated on or prior to that date. We have determined that the estimated fair value of these options on the date of grant was approximately US$2.064 per share, or an aggregate of US$258,000, using the lattice option pricing model.

In February 2007, we granted an option to Howard Chu to purchase 100,000 ordinary shares which vests six months after the consummation of the Acquisition, and an option to Liu Hong to purchase 10,000 ordinary shares which vests six months after the consummation of the Acquisition. Both options were granted for consulting services to be provided to us in connection with matters related to the Acquisition. The exercise price of the two options granted on February 1, 2007 is US$7.38, the closing market price of the ordinary shares on the grant date. These options will expire upon the earlier of (i) the date the consulting agreement is terminated, or (ii) April 24, 2008 if a business combination is not consummated on or prior to that date. We determined that the estimated fair value of the options granted on February 1, 2007 was approximately US$1.082 per share, or an aggregate of US$119,000, using the lattice option pricing model.

In May 2007, we granted (a) to Liu Hong an option to purchase 3,000 ordinary shares and (b) to Han Kin Yee an option to purchase 2,000 ordinary shares. Each of these options vests six months after the consummation of the Acquisition. The exercise price of the option granted to Liu Hong is US$7.79, the closing market price of our ordinary shares on the grant date. The exercise price of the option granted to Han Kin Yee is US$7.80, the closing market price of our ordinary shares on the grant date. These options will expire upon the earlier of (i) the date the consulting agreement is terminated, or (ii) April 24, 2008 if a business combination is not consummated on or prior to that date.

In May 2007, we granted options to two of our employees to purchase an aggregate of 10,000 ordinary shares which vests six months after the consummation of the Acquisition. The exercise price of these two options is US$7.79, the closing market price of the ordinary shares on the grant date. These options will expire upon the earlier of (i) the date the employment agreement is terminated, or (ii) April 24, 2008 if a business combination is not consummated on or prior to that date.

We determined that the estimated fair value of these options granted to Liu Hong and two of our employees in May 2007 was approximately US$1.0 per share, or an aggregate of US$13,000 using the lattice option pricing model. We determined that the estimated fair value of the option granted to Han Kin Yee in May 2007 was approximately US$0.60 per share, or an aggregate of US$1,200, using the lattice option pricing model.

We have accounted for these share options under the fair value method of Statement of Financial Accounting Standards No.123 (revised 2004) and EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, by recording compensation based on the fair value at grant date or, where applicable, their then-current fair values at each interim reporting date for these awards and amortizing the compensation amount over the expected term of the respective consulting or employment contracts which approximates the expected life of the respective options. The amount of compensation recognized for these share options was US$148,963 for the period ended September 30, 2007.

Also in March 2008, we agreed to grant an option to our advisor, Dr. Raymond Kuo Fung Ch’ien, to purchase 100,000 ordinary shares. This option will be granted if he is elected to our board, which will occur if the Acquisition is completed and such election is approved by our shareholders. The exercise price of this option is US$7.60, the closing market price of the ordinary shares on March 24, 2008.

Off-Balance Sheet Commitments and Arrangements

We have agreed to pay our legal counsel approximately US$447,500 of professional fee if a business combination is consummated.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to that entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Contractual Obligations

We have agreed to pay FDC Consultants Limited, a company owned and managed by Mr. Franklin D. Chu, our Co-Chief Executive Officer, US$7,500 per month for office space and general and administrative services including secretarial support until (i) the consummation of a business combination, (ii) 18 months after our initial public offering if we do not effect a business combination or (iii) 24 months after our initial public offering if a letter of intent, agreement in principle or definitive agreement has been executed within 18 months of our initial public offering and we have not effected a business combination. Other than this agreement, as of December 31, 2006 and September 30, 2007, we had no contractual obligations or commitments.

On March 28, 2008, we entered a letter agreement with Fox-Pitt Kelton (Asia) Limited (“FPK”). Under the terms of the letter agreement, FPK will help us to identify a limited number of investors that may have an interest in acquiring our outstanding shares from other shareholders. FPK will also prepare investor presentation that will include, among other things, the terms of the Acquisition, key financial data and a valuation analysis. We will pay FPK an up-front fee of US$50,000 payable on April 7, 2008. In addition, should FPK successfully assist us in facilitating the sale of our outstanding shares to investors within the period prior to the meeting, we will pay FPK a transaction fee calculated in accordance with a percentage ranging from 1% to 4% of the value of the shares sold, the pro rata proportion of the shares sold to buyers identified by FPK as opposed to shares identified by us and the total value of shares sold.

UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEETS

The following unaudited pro forma condensed consolidated balance sheets present the financial position of Shanghai Century Acquisition Corporation (“Shanghai Century”) as of September 30, 2007, assuming the Acquisition and the acquisition of the initial portfolio of leased assets having been completed as of September 30, 2007. An unaudited pro forma consolidated statement of operations has not been prepared since Asia Leader and its subsidiary have not commenced operations. The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the Acquisition, factually supportable, and expected to have a material impact on the financial position of the combined entity.

We are providing the following information to aid you in your analysis of the financial aspects of the Acquisition. We derived this information from the unaudited historical balance sheet of Shanghai Century as of September 30, 2007. This information should be read together with the audited financial statements and related notes of and “Management's Discussion and Analysis of Financial Condition and Results of Operations” for Shanghai Century and other financial information included elsewhere in this proxy statement.

The unaudited pro forma consolidated information is for illustrative purposes only. You should not rely on the unaudited pro forma consolidated balance sheets as being indicative of the historical financial position that would have been achieved had the Acquisition been consummated as of that date.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS
As of September 30, 2007
(Expressed in U.S. Dollars)

	Shanghai Century Acquisition Corp.	Pro Forma Adjustments (With No Stock Redemption)		Combined	Additional Pro Forma Adjustments (With 2,873,563 Shares of Common Stock Redemption)		Combined (Stock Redemption)
ASSETS
Current assets:
Cash and cash equivalents	68,395	113,068,006	(a)	19,850,763	(22,604,436)(g)		35,982
		(3,300,000)(b)			689,655	(g)
		(447,500)(b)			2,100,000	(i)
		(300,000)(c)
		(31,800,000)(d)
		(62,899,980)(e)
		6,061,842	(e)
		(600,000)(h)
Restricted cash	113,068,006	(113,068,006)(a)		0			0
Amount due from a related company	5,750			5,750			5,750
Receivable from underwriters	100			100			100
Prepayments, deposits and other receivables	681,673	600,000	(h)	1,281,673			1,281,673
Total current assets	113,823,924			21,138,286			1,323,505
Non-current assets:
Property, plant and equipment, net	75,764			75,764			75,764
Equipment and other assets held for lease		62,899,980	(e)	62,899,980			62,899,980
Identifiable intangible assets		300,000	(c)	32,100,000			32,100,000
		31,800,000	(d)
Total non-current assets	75,764			95,075,744			95,075,744
Total assets	113,899,688			116,214,030			96,399,249
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank borrowing					2,100,000	(i)	2,100,000
Accounts payable and accrued expenses	669,328			669,328			669,328
Security deposits received		6,061,842	(e)	6,061,842			6,061,842
Amounts due to founders	6,676			6,676			6,676
Warrants liability	30,187,500			30,187,500			30,187,500
Total current liabilities	30,863,504			36,925,346			39,025,346
Total liabilities	30,863,504			36,925,346			39,025,346
Shares subject to redemption	22,604,436	(22,604,436)(f)		0			0
Shareholders' equity
Ordinary shares	8,750			8,750	(1,437)(g)		7,313
Additional paid-in capital	73,302,509	(3,300,000)(b)		92,159,445	(22,604,436)(g)		70,246,101
		(447,500)(b)			1,437	(g)
		22,604,436	(f)		689,655	(g)
Unit purchase option	2,572,400			2,572,400			2,572,400
(Deficit) accumulated during development stage	(15,451,911)			(15,451,911)			(15,451,911)
Total shareholders' equity	60,431,748			79,288,684			57,373,903
Total liabilities and shareholders' equity	113,899,688			116,214,030			96,399,249

(See Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheets.)

SHANGHAI CENTURY ACQUISITION CORPORATION

NOTES TO UNAUDITED CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEETS

The unaudited pro forma condensed consolidated balance sheet reflects the Acquisition as further discussed in the “Summary” section of this document, and the acquisition of the initial portfolio of leased assets pursuant to the supply contracts as mentioned in the “Joint Venture Agreement” section of this document. The historical balance sheet Shanghai Century at September 30, 2007 used in the preparation of the unaudited pro forma financial information has been derived from the unaudited balance sheet of Shanghai Century at September 30, 2007. As explained in page 59 of this proxy statement, the Acquisition will not constitute a business combination in accordance with SFAS 141 “Business Combinations”, but an acquisition of assets and liabilities for accounting purposes. Therefore, the purchase price will be allocated to assets and liabilities acquired based on their relative fair values.

Separate pro forma balance sheets have been presented for the following circumstances:

(1)	that all shareholders of Shangahi Century approve the Acquisition which results in no redemption of shares upon the consummation of the Acquisition;
(2)	that holders of 2,873,563 shares of Shanghai Century shares vote against the Acquisition and elect to have their shares redeemed upon the consummation of the Acquisition at the redemption value of US$7.60 plus accrued interest.

Descriptions of the adjustments included in the unaudited condensed consolidated combined pro forma balance sheets are as follows:

(a)	To reclassify Restricted Cash kept in Trust Account to Cash And Cash Equivalents following the completion of the Acquisition.
(b)	To reflect the payments of US$3,300,000 of deferred underwriters’ compensation from Shanghai Century's Initial Public Offering, and US$447,500 professional fees to Shanghai Century's legal counsel, that are payable following the consummation of the Acquisition.
(c)	To reflect the payment of US$300,000 by Shanghai Century to acquire all the issued shares in Asia Leader Investments Limited which holds 67% of the issued shares in New Goal International.
(d)	To reflect the payment of US$31.8 million by Asia Leader to RAD in acquiring its 33% equity interest in New Goal International. As explained in page 59 of this proxy statement under the section “Anticipated Accounting Treatment”, following the consummation of the Acquisition, Shanghai Century intends to evaluate the identifiable intangible assets of New Goal International that satisfy either the contractual-legal or separability criteria in accordance with SFAS 142. This may result in the amount indicated above being reclassified into individual identifiable intangible assets. The identifiable intangible assets will likely comprise the contractual rights under the Joint Venture Agreement, the Exclusive Cooperation Agreement and other ancillary agreements whereby the economic benefits of leasing activities undertaken by NCIL in designated industries in China will accrue to New Goal International. Accordingly, the adjustments and the resulting reclassification may be different from the amounts presented in the unaudited condensed pro forma consolidated balance sheets.
(e)	To reflect the payment for the initial portfolio of leased assets and the security deposits received pursuant to the supply contracts following the consummation of the Acquisition.
(f)	Assuming 100% approval from the shareholders of Shanghai Century, to reclassify US$22,604,436 from Shares Subject To Redemption to Additional Paid-in Capital.
(g)	Assuming minimum approval from the shareholders of Shanghai Century was obtained, to reflect the payment of the aforesaid amount of US$22,604,436 to dissenting shareholders of Shanghai Century in redemption of their shares and the corresponding reduction in the deferred underwriting compensation of $689,655 ($0.24 per share) described in (b) above.

(h)	To reflect prepayment of $600,000 to Shanghai Century Capital Corporation by Asia Leader for future consulting services.
(i)	To reflect bank borrowing that would be required to finance the redemption of dissenting shareholders’ shares referred to in (g) above.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of our shares as of March, 27 2008 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;
•	each of our directors and officers; and
•	all of our directors and officers as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number		Percentage
Franklin D. Chu(1)	1,171,875	(8)	6.7%
Anthony Kai Yiu Lo(2)	898,438	(9)	5.1%
Ronald Joseph Arculli(3)	625,000	(10)	3.6%
Humphrey P. Polanen(4)	351,562	(11)	2.0%
Fir Tree, Inc.(5)	1,922,500		11.0%
Atorka Group hf.(6)	4,351,195		24.9%
HBK Investments L.P.(7)	887,898		5.1%
All directors and officers as a group (four individuals)	3,046,875		17.4%

(1)	The business address of Mr. Chu is 23rd Floor, Shun Ho Tower, 24-30 Ice House Street, Hong Kong SAR, China.
(2)	The business address of Mr. Lo is 23rd Floor, Shun Ho Tower, 24-30 Ice House Street, Hong Kong SAR, China.
(3)	The business address of Mr. Arculli is 2012 Hutchison House, Central, Hong Kong SAR, China.
(4)	The business address of Mr. Polanen is 3000 Sand Hill Road, Building 1, Suite 240, Menlo Park, CA 94025, U.S.A.
(5)	Fir Tree, Inc. is an investment manager. Includes 1,376,862 shares held by Sapling, LLC and 545,638 shares held by Fir Tree Recovery Master Fund, L.P., for which Fir Tree, Inc. serves as the investment manager. Fir Tree, Inc. has been granted investment discretion over these shares. This share information is based solely on information that these parties filed with the SEC. The business address of Fir Tree, Inc. and Sapling, LLC is 505 Fifth Avenue, 23rd Floor, New York, NY 10017, U.S.A. The business address of Fir Tree Recovery Master Fund, L.P. is c/o Admiral Administration Ltd., Admiral Financial Center, 5th Floor, 90 First Street, Box 32021 SMB, Grand Cayman, Cayman Islands.
(6)	Atorka Group hf. is an investment company with its business address at HIíóasmári 1, 201 Kópavogur, Iceland. This share information is based solely on information that this shareholder filed with the SEC.
(7)	HBK Investments L.P. is an investment manager with its business address at 300 Crescent Court, Suite 700, Dallas, Texas 75201. This share information is based solely on information this shareholder filed with the SEC.
(8)	Does not include 171,563 shares issuable upon exercise of warrants held by Mr. Chu that are not currently exercisable but will become exercisable upon consummation of the Acquisition.
(9)	Does not include 131,529 shares issuable upon exercise of warrants held by Mr. Lo that are not currently exercisable but will become exercisable upon consummation of the Acquisition.
(10)	Does not include 91,500 shares issuable upon exercise of warrants held by Mr. Arculli that are not currently exercisable but will become exercisable upon consummation of the Acquisition.
(11)	Does not include 51,471 shares issuable upon exercise of warrants held by Mr. Polanen that are not currently exercisable but will become exercisable upon consummation of the Acquisition.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Shanghai Century

Transactions with Our Directors and Executive Officers

On April 27, 2005, we issued 1,062,500 shares to Franklin D. Chu, our director and Co-Chief-Executive Officer, at an average purchase price of US$0.01 per share; on October 21, 2005, we issued 129,500 additional shares to Mr. Chu; and on October 21, 2005, we repurchased 594 shares from Mr. Chu for a total price of US$1,093.75. On October 21, 2005, we issued an aggregate of 1,933,594 shares to Messrs. Lo, Arculli and Polanen, our directors, and Dr. Ch’ien, our advisor, at an average purchase price of US$0.008 per share, resulting in a total net amount of US$25,000 in cash paid to Shanghai Century by the five shareholders. On December 5, 2005, Mr. Chu transferred 19,531 of his shares to Mr. Lo.

The holders of the majority of these shares will be entitled to make up to three demands that we register these shares according to a registration rights agreement. The holders of the majority of these shares may elect to exercise these registration rights at any time after the date on which these shares are released from escrow, which, except in limited circumstances, is not before (a) six months after the consummation of a business combination with respect to 20% of the shares held in the escrow account, and (b) three years after April 24, 2006 with respect to the remaining 80% of the shares held in the escrow account. In addition, these shareholders have unlimited “piggy-back” registration rights on registration statements filed subsequent to the date on which these shares are released from escrow. We will bear the expenses incurred in connection with the filing of any such registration statements. In the event that we breach our obligations under the registration rights agreement, we could be obligated to purchase these shares for the then fair market value of these shares.

Our directors, Messrs. Lo, Chu, Arculli and Polanen, and our advisor, Dr. Ch’ien, have entered into a revolving credit agreement with us in the amount of US$125,000. Advances under the credit facility were interest-free and payable before October 22, 2006. For the period from April 25, 2005 (inception) to June 30, 2007, we drew US$125,000 against the revolving credit line and obtained additional borrowings from the founders of US$160,346 to pay a portion of the expenses of our IPO, such as the SEC registration fee, the NASD filing fee, the AMEX listing fee, and certain legal fees, administrative fees and other expenses. In addition, US$2,817 of the costs incurred prior to the formation of Shanghai Century was to be reimbursed to one of our directors. As of September 30, 2007, the amount due to the founders was US$21,855.

We reimburse our officers, directors and our advisor for any reasonable out-of-pocket business expenses that they incur in connection with certain activities on our behalf, such as identifying and investigating possible target businesses and business combinations and for out-of-pocket expenses incurred in connection with the IPO and the Acquisition. There is no limit on the amount of accountable out-of-pocket expenses reimbursable by us, which will be reviewed only by our board of directors or, if necessary, a court of competent jurisdiction if this reimbursement is challenged. As of February 29, 2008 approximately US$308,577 was reimbursed for expenses incurred by our officers, directors and advisor.

All ongoing and future transactions between us and any of our executive directors and officers or their respective affiliates, will require prior approval in each instance by a majority of our disinterested “independent” directors (to the extent we have any) or the members of our board of directors who do not have an interest in the transaction.

Transactions with FDC Consultants

We currently pay FDC Consultants Limited, an affiliate of Mr. Chu, our Co-Chief Executive Officer, US$7,500 per month for office space and general and administrative services, including secretarial support. This arrangement was agreed to by FDC Consultants Limited, an affiliate of Mr. Chu, for our benefit and is not intended to provide Mr. Chu compensation in lieu of a salary. We believe that these fees are at least as favorable as we could have obtained from an unaffiliated person.

Transactions with Shanghai Century Capital Corporation

Under the Joint Venture Agreements, subject to the consummation of the Acquisition, New Goal International, which will be our wholly owned subsidiary, will pay SHCC, a Cayman Islands company to be formed and jointly controlled by our Co-Chief Executive Officers, an aggregate of US$1,600,000, payable in installments, for the management consulting services to be rendered to the combined company commencing from the consummation of the Acquisition through December 31, 2009. This payment was negotiated by our Co-Chief Executive Officers and our full-time consultant Howard Chu together with our legal counsel and is reflected in the Joint Venture Agreements which was approved in its entirety by the board of directors. It is contemplated that the services to be provided will include advice on (i) the establishment and implementation of improved financial and accounting systems and controls, (ii) international legal contracts and international distribution and supply arrangements, (iii) financing, advice on improved corporate governance, (iv) investor relations, (v) certain requirements of a U.S. publicly listed company and (vi) certain types of insurance coverage, introductions to international banking institutions and assistance in negotiations with such institutions, and other services and advice mutually agreed between the parties. At the time the payment dates were agreed upon by the parties, it was estimated that the transaction would be completed prior to April 28, 2008.

Other than the payments described above, no compensation or fees of any kind, including finders and consulting fees, will be paid to any of our existing officers, directors, and our advisor or any of their affiliates, for services rendered to us prior to or in connection with the consummation of the Acquisition.

DIRECTORS AND MANAGEMENT

If the Acquisition Proposal and Nomination Proposal are approved at the meeting, it is anticipated that the directors and executive officers of the combined company will be the individuals indicated below.

Name	Age	Position
Anthony Kai Yiu Lo	59	Chairman
Kevin Ma	45	Chief Executive Officer
Vincent Chan	35	Chief Operating Officer
Franklin D. Chu	59	Director
Raymond Kuo Fung Ch’ien	56	Director

Board of Directors

Anthony Kai Yiu Lo is currently our chairman of the board of directors and Co-Chief Executive Officer. He is a permanent resident of the Hong Kong SAR. Mr. Lo was a founder and principal shareholder of Advantage Limited, established to acquire Hong Kong and PRC companies in the sub-prime consumer finance area, which was sold to the Standard Chartered Bank in late 2004. From 1988 to 1993, Mr. Lo was the founder, chairman and a managing director of Suez Asia Capital Management Company Limited, the manager of the US$150 million Apac Holdings, a direct investment fund which invested in eight Asian countries. Mr. Lo has been a member of the listing committee of the Stock Exchange of Hong Kong since 1998 and was a member of the Takeovers and Mergers Panel and Appeals Committee of the Securities and Futures Commission of Hong Kong from 1994 – 2001. He is an independent non-executive director of the Taiwan Fund Inc., listed on the New York Stock Exchange. Mr. Lo also serves as an independent non-executive director and chairman of the audit committee of the following Hong Kong publicly listed companies, IDT International Limited, Playmates Holdings Limited and Tristate Holdings Limited, and serves as an independent non-executive director and member of the audit committee of Hong Kong listed Convenience Retail Asia Limited. Mr. Lo was qualified as a chartered accountant by the Institute of Chartered Accountants of Ontario and is a member of the Hong Kong Institute of Certified Public Accountants.

Kevin Ma is expected to be our Chief Executive Officer upon consummation of the Acquisition. Mr. Ma is currently the chairman and chief executive officer of NCIL. Mr. Ma founded NCIL in 1994 with a vision to pioneer and shape the Leasing market in China. Between 2003 and 2005, under Mr. Ma’s leadership, NCIL has maintained a 31% market share among foreign invested leasing companies by originating over US$909 million of innovative leasing structures and financial products tailored for the Chinese market. In 1996, Mr. Ma also co-founded Newcourt Leasing (China) Corporation with CIT Group and CTCC (Subsidiary of MII). From 1992 to 1994, Mr. Ma was the Vice President, China Economic and Trade Consulting Co. Ltd., a U.S. window company under MOFTEC. From 1984 to 1992, he held various positions at MOFTEC, China. Mr. Ma received a BSc in Computing from Hunan University.

Vincent Chan is expected to be our Chief Operating Officer following the consummation of the Acquisition. Mr. Chan has served as NCIL’s President since 2007 and is responsible for the operational growth of NCIL. He is also a key contributor to NCIL’s latest growth strategies and has the responsibility of ensuring the continual growth of products and partners for NCIL. Prior to joining NCIL, from 2001 to 2007, Mr. Chan served as CEO of Zymmetry Corporation, Asia’s largest technology provider in the apparel industry and at the same time, ran an investment fund investing in many technology related companies globally. Prior to Zymmetry, Mr. Chan served as a Lead Consultant for Booz Allen & Hamilton where he specialized in the Financial Services sector and consulted to many of the world’s largest commercial and investment banks. Mr. Chan received a BSc in Finance from the Wharton School of Business, University of Pennsylvania. And a Master of Business Administration from Harvard Business School.

Franklin D. Chu is currently a member of our board of directors and Co-Chief Executive Officer. He is a permanent resident of the Hong Kong SAR. He is chairman and managing director of FDC Consultants Limited, a consulting company concentrating on China-related transactions. From 1984 to March 2005, Mr. Chu was the chair of the Asia Practice Group of the international law firm Kaye Scholer LLP and managing partner of the firm’s Hong Kong office. Mr. Chu received his A.B. from Harvard College and his J.D.

from the Yale Law School where he was an editor of The Yale Law Journal. He is a member of the Hong Kong Leadership Council of the Asia Foundation.

Raymond Kuo Fung Ch’ien, is currently our advisor. Dr. Ch’ien will cease to be our advisor if he joins the board of directors of the combined company upon the completion of the Acquisition. He is a permanent resident of the Hong Kong SAR. He is the chairman of Hang Seng Bank Ltd. as of August 7, 2007 and since 1999 has been the chairman of CDC Corporation (NASDAQ: CHINA). He is also non-executive chairman of MTR Corporation Ltd. and HSBC Private Equity (Asia) Limited. He serves on the boards of HSBC Holdings plc, The Hongkong and Shanghai Banking Corporation Limited and Inchcape plc. Dr. Ch’ien is chairman of the Hong Kong/European Union Business Cooperation Committee, a Hong Kong member of the APEC Business Advisory Council and a member of the Tianjin Municipal Committee of the Chinese People’s Political Consultative Conference. Dr. Ch’ien received a doctoral degree in economics from University of Pennsylvania in 1978. He was appointed a Justice of Peace in 1993 and a Commander in the Most Excellent Order of the British Empire in 1994. In 1999, he was awarded the Gold Bauhinia Star medal.

Upon the consummation of the Acquisition, if the Nomination Proposal is approved by our shareholders, the combined company’s board of directors will be divided into three classes with only one class of directors being elected in each subsequent annual general meeting of shareholders. See “The Nomination Proposal.”

Significant Employees

Rena Ping Li, 53, is expected to be our Senior Vice President and Acting Chief Risk Officer following the consummation of the Acquisition. Ms. Li is a veteran with over 12 years of experience in the leasing industry. Ms Li has served as a vice president of NCIL since June 2007, where her responsibilities involved overlooking the execution of NCIL structured finance deals globally. She has been a core member of NCIL’s investment and credit committee. Prior to NCIL, from March 2006 to June 2007, Ms. Li was in charge of operations at CIT Finance and Leasing Corporation in Beijing. CIT is one of the world’s largest leasing corporations specializing in many industries, including the aviation industry. Prior to that, Ms. Li served as a deputy general manager of Newcourt Leasing Corporation in Beijing. From 2001 to 2002, Ms. Li was a software engineer for Bytemobile, Inc. Ms Li. received a BA in English from The Foreign Language Institute of China and a Masters Certificate in mathematics from Beijing University.

Roger Luo, Senior, 53, is expected to be our Senior Vice President — Structured Finance following the consummation of the Acquisition. Mr. Luo is expected to be responsible for product structure designs. From 2007 until 2008, Mr. Luo led and developed the securitization services practice at the Beijing office of Deloitte Touche Tohmatsu. Mr. Luo was assigned to Beijing after spending 10 years at the firm's New York office where he specialized in structured finance, advising clients on accounting and tax related issues around transaction structures as well as on business infrastructure underlying securitization transactions. Mr. Luo has been actively involved in numerous structured finance transactions both in China and the U.S., with asset classes ranging from residential mortgage loans, commercial mortgage loans, credit card receivables, lease receivables, auto loans, home equity loans, commercial loans, to trade receivables. Mr. Luo received a BA in English from Fudan University of Shanghai, and a Masters in accounting from the State University of New York.

Lei Wang, 40, is expected to be our Senior Vice President for our transportation leasing programs. Mr. Wang has been an Executive Vice President of NCIL since 1999, where he is responsible for business development and financing, marketing of leasing programs for various industries, and accounts receivable financing programs for telecom equipment manufacturers. He was the Chief Business Representative of Lufthansa Information System, Beijing office in 1995 and 1996. He received a BA in economics from Beijing Second Foreign Language University and a MA from Massey University of New Zealand.

Jiening Shu, 50, is expected to be our Vice President for banking/financial services infrastructure leasing following the consummation of the Acquisition. Mr. Shu has been the Vice President of Project Finance for NCIL since 2003. Prior to joining NCIL, Mr. Shu was the general manager of C&H (Hong Kong) Ltd., a real estate investment company, from 1997 to 2003. He received a BA in finance and economics from University of Shanghai.

Runhe Tao, 38, is expected to be our Vice President of Finance. Mr. Tao has been the treasurer of NCIL since 2001. Prior to joining NCIL, Mr. Tao spent 10 years at the Bank of Communication, Beijing Branch. He holds a BA in Economics from the University of International Business and Economics, China.

Hong Da Pan, 45, is expected to be our Vice President of Operations following the consummation of the Acquisition. Mr. Pan joined NCIL in 2005, Mr. Pan has been involved in the structure development and financial model design of most of the major deals. From 2003 to 2005, Mr. Pan, served as Executive Director of Angel Capital Holding Ltd., responsible for the financing and investment management and served as VP for a number of invested firms. From 2000 to 2003, Mr. Pan, as General Manager and Chief Operating Officer, established and run ChinaEdeal.com, which was a China B2B vertical portal in electronics industry. In 1999, Mr. Pan joined CEIEC (H.K.) Ltd. as Executive Director, mainly in charge of international trading management and investment. In 1991, Mr. Pan joined China National Electronics Import & Export Corporation and become deputy GM of its First Operation in 1996, presided over the importation negotiations for scores of China’s key projects. Mr. Pan received a BS from the Beijing Institute of Technology and an MBA from Massey University in New Zealand.

Stephanie Feng Wang, 30, is expected to be our Vice President for Energy programs following the consummation of the Acquisition. Ms. Wang has been a vice president at NCIL since 2007. Prior to joining NCIL, she worked at the Advertisement Department of ABC Broadcast of Australia starting from 2005. Ms. Wang received a M.A. degree at University of Melbourne in Australia in 2005.

Jacques T. Ding, 34, is expected to be our Vice President for healthcare equipment leasing following the consummation of the Acquisition. Mr. Ding has served as the President, Chief Operating Officer of Hiu! Media, a leading online and outdoor neighborhood advertisement network in Beijing, which he co-founded, since 2005. From 2003 to 2005, Mr. Ding was a Senior Vice President of Ziyitong Technologies Co., Ltd., a vector graphic multimedia platform and technology provider. From 2003 to 2004, Mr. Ding was a Managing director of Taurus Investments Greater China LLC, where he helped establish a operations in China. Mr. Ding received a B.A. in French and International Business from the Shanghai International Studies University.

Nick Chu, 34, is expected to be our Vice President for auto leasing programs following the consummation of the Acquisition. Mr. Chu has been a Senior Elite Account Manager for Citistar Financial Services, an insurance company in the U.S., since 2003. Prior to joining Citistar, Mr. Chu was an Investment and Life Insurance Advisor at Clarica Life Insurance Company from 2001 until 2002. Mr. Chu holds a BA in accounting from Golden Gate University and a MBA from Notre Dame de Namur University.

Director Independence

Our board of directors has determined that Messrs. Polanen and Arculli are “independent directors” as is defined in Rule 10A-3 of the Exchange Act and under AMEX’s listing standards. They will resign from the board, effective upon completion of the Acquisition.

Upon completion of the Acquisition and if elected according to the Nomination Proposal, it is anticipated that the combined company will have 1 independent director. U.S. companies listed on AMEX are generally required to have a majority of independent directors on the board. However, we are a “foreign private issuer,” as defined under the U.S. federal securities laws, and we intend to seek an exemption from this rule on the basis that we are entitled under the AMEX rules to follow our home country practice which does not impose this requirement.

Shanghai Century believes that it will continue to meet the requirements of a foreign private issuer following the closing of the Acquisition because (i) more than 50% of the outstanding shares of Shanghai Century will be held by non-U.S. residents, (ii) more than 50% of the assets of Shanghai Century will be located outside the U.S., (iii) the business of Shanghai Century will be administered outside the U.S. and (iv) the majority of the executive directors and officers of Shanghai Century will be neither U.S. citizens nor U.S. residents.

Committees of the Board of Directors

Audit Committee

Our board of directors has established an audit committee, currently composed of Messrs. Polanen and Arculli, which reports to the board of directors. Messrs. Arculli and Polanen serve as members of the audit committee and this committee is chaired by Mr. Polanen. Messrs. Arculli and Polanen are independent directors under AMEX’s listing standards. In addition, our board of directors has determined that Mr. Polanen is an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K of the Exchange Act. The audit committee is responsible for overseeing our accounting and financial reporting processes, internal controls over financial reporting and audits of our financial statements. The Audit Committee is attached hereto as Annex F.

Audit Committee Financial Expert

In selecting candidates for the audit committee of the combined company, the board will ensure that at least one committee member will have appropriate educational credentials and expertise to qualify as an “audit committee financial expert” within the meaning of all applicable rules.

Nominating Committee

Our board of directors has established a nominating committee, currently composed of Messrs. Polanen, Arculli, and Chu, and this committee is currently chaired by Mr. Polanen. It is anticipated that following the completion of the Acquisition, the nominating committee of the combined company will initially be composed of Dr. Raymond Kuo Fung Ch’ien and one or more directors to be appointed by the combined company’s board. As a result of the requirement of the approval by shareholders of the Nomination Proposal (Proposal 4), shareholders will have little to no say in the nominating process until the year 2011. In addition, the functions of the nominating committee include:

•	monitoring the size and composition of our board of directors; and
•	considering and making recommendations to our board of directors with respect to the nominations or elections of our directors.

The nominating committee will consider persons identified by its members, management, shareholders and others. To nominate a director, a nominating party should submit in writing to the nominating committee the name and qualifications of the director candidate. During the period commencing with the closing of the Acquisition and ending December 31, 2010, the nominees for our board of directors will be determined according to the terms of the voting agreement to be executed upon the closing of the Acquisition. Therefore, the board has not adopted a policy for the consideration of any director candidates recommended by shareholders of Shanghai Century at this time and shareholders will likely not be in a position to nominate any director candidates until the annual meeting held in 2011.

The nominating committee will review individuals from various disciplines and backgrounds. The qualifications that the nominating committee considers in the selection of candidates include broad experience in business, finance or administration; familiarity with national and international business matters; familiarity with our industry; prominence and reputation; and willingness to devote significant time to the oversight duties of the board of directors of a public company. The nominating committee evaluates each individual in the context of the board as a whole, with the objective of recommending a group of persons that can best implement our business plan, perpetuate our business and represent shareholder interests. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time.

Our board of directors has adopted a nominating committee charter, which is attached as Annex G to this proxy statement.

Compensation Committee

Our directors and executive officers are prohibited from receiving compensation prior to the completion of business combination. Therefore, our board of directors only established a compensation committee in

July 2007 in anticipation of the completion of the Acquisition. The compensation committee, currently composed of Messrs. Polanen and Arculli, is chaired by Mr. Arculli. The functions of the compensation committee will include:

•	assisting our board of directors in discharging its responsibilities relating to the compensation of our directors and executive officers; and
•	producing an annual report on executive officer compensation for inclusion in our proxy statement, in accordance with applicable rules and regulations.

Because the compensation committee was established only in July 2007 and we have not paid compensation to our executive officers to date, we have not established processes and procedures in considering and determining director and executive compensation. Our plan with respect to executive compensation after the consummation of the Acquisition is described in the “Compensation Committee Discussion and Analysis” section.

Our board of directors has adopted a compensation committee charter, which is attached as Annex H to this proxy statement.

Compensation Committee of the Combined Company

It is anticipated that following the completion of the Acquisition, the compensation committee of the combined company will initially be composed of Dr. Raymond Kuo Fung Ch’ien and one or more directors to be appointed by the combined company’s board.

Code of Conduct and Ethics

We have adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws and AMEX rules. You can review this document by accessing our public filings at the SEC’s Website at www.sec.gov. In addition, a copy of the code of conduct and ethics will be provided without charge upon written request to us.

Executive Compensation

None of our current executive officers has received any cash compensation for services rendered. However, our executive officers are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations and for out-of-pocket expenses incurred in connection with this Acquisition. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if this reimbursement is challenged.

Subject to the consummation of the Acquisition, we have agreed to pay SHCC, a company to be formed and owned jointly by our Co-Chief Executive Officers, an aggregate of US$1,600,000, payable in installments, for the management consulting services to be rendered by Shanghai Century Capital Corporation to the combined company for a period commencing on the date of consummation of the Acquisition through December 31, 2009.

Executive Officers of the Combined Company

We anticipate that the combined company will pay its non-employee directors an annual fee and a fee for each board or committee meeting that they attend, reimburse their expenses incurred in attending meetings and/or award options to purchase shares with the exercise prices and vesting schedules as the board shall determine. The amounts of compensation, numbers of shares subject to options and other terms of the compensation have not been finally determined. We have not executed any employment agreements for any executive officers. Dr. Raymond Kuo Fung Ch’ien will receive options to purchase 100,000 shares at US$7.95 per share if he is appointed to the board of the combined company.

Compensation Discussion and Analysis

Following the completion of the Acquisition, we plan to seek to provide total compensation packages that are competitive in terms of potential value to our executives and which are tailored to the unique characteristics and needs of the combined company within the leasing industry in the PRC in order to create an executive compensation program that will adequately reward our executives for their roles in creating value for our shareholders. We intend to be competitive with other similarly situated companies in the PRC leasing industry following completion of the Acquisition. To date we have only entered into one employment agreement with our office manager and personal assistant to the chairman, Rebecca Iu.

The compensation decisions regarding our executives will be based on our need to attract individuals with the skills necessary for the combined company to achieve its business objectives, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above the combined company’s expectations.

It is anticipated that our executives’ compensation will have three primary components — salary, cash incentive bonus and share-based awards. We intend to view the three components of executive compensation as related but distinct. Although our compensation committee will review total compensation, we do not believe that significant compensation derived from one component of compensation should be the sole reason for negating or reducing compensation from other components. We anticipate determining the appropriate level for each compensation component based in part, but not exclusively, on our view of internal equity and consistency, individual performance and other information deemed relevant and timely. Since our compensation committee will not be active until consummation of the Acquisition, we have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of compensation.

In addition to the guidance provided by our compensation committee, we may utilize the services of third parties from time to time in connection with the hiring and compensation awarded to executive employees. This could include subscriptions to executive compensation surveys and other databases.

Our compensation committee will be charged with performing an annual review of our executive officers’ cash compensation and equity holdings to determine whether they provide adequate incentives and motivation to executive officers and whether they adequately compensate the executive officers relative to comparable officers in other companies.

Benchmarking of Cash and Equity Compensation

We believe it is important when making compensation-related decisions to be informed as to current practices of similarly situated publicly held companies in the leasing industry in the PRC. We expect that the compensation committee will stay apprised of the cash and equity compensation practices of publicly held companies in the leasing and related industries through the review of such companies’ public reports and through other resources. It is expected that any companies chosen for inclusion in any benchmarking group would have business characteristics comparable to the combined company, including revenues, financial growth metrics, stage of development, employee headcount and market capitalization. While benchmarking may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of the business of the combined company and objectives that may be unique to us, we generally believe that gathering this information will be an important part of our compensation-related decision-making process.

Compensation Components

Base Salary.  Working with the compensation committee, we generally anticipate setting executive base salaries at levels comparable with those of executives in similar positions and with similar responsibilities at comparable companies. We will seek to maintain base salary amounts at or near the industry norms while avoiding paying amounts in excess of what we believe is necessary to motivate executives to meet corporate goals. It is anticipated base salaries will generally be reviewed annually, subject to terms of employment agreements, and that the compensation committee and the board of directors will seek to adjust base salary amounts to realign such salaries with industry norms after taking into account individual responsibilities, performance and experience.

Annual Bonuses.  We intend to design and utilize cash incentive bonuses for executives to focus them on achieving key operational and financial objectives within a yearly time horizon. Near the beginning of each year, the board, upon the recommendation of the compensation committee and subject to any applicable employment agreements, will determine performance parameters for appropriate executives. At the end of each year, we expect that the board and compensation committee will determine the level of achievement for each corporate goal.

Equity Awards.  We also plan to use share options and other share-based awards to reward long-term performance. We believe that providing a meaningful portion of our executives’ total compensation package in share options and other share-based awards will align the incentives of our executives with the interests of our shareholders and with our long-term success. We expect that the compensation committee and board will develop their equity award determinations based on their judgments as to whether the complete compensation packages provided to our executives, including prior equity awards, are sufficient to retain, motivate and adequately award the executives.

Equity awards will be granted through Shanghai Century’s 2008 Equity Incentive Plan, or the Plan, the form of which was adopted by our board of directors and is being submitted to our shareholders for their approval at the meeting. All of our employees, directors, officers and consultants will be eligible to participate in the Plan. The material terms of the Plan are further described in the section of this proxy statement entitled “The Incentive Plan Proposal.”

Severance Plan.  We currently do not have a severance benefits plan. We may consider the adoption of a severance plan for the executive officers and other employees of the combined company in the future.

Other Compensation.  We intend to establish and maintain various employee benefit plans which are required under PRC laws and regulations. These plans will be available to all salaried employees and will not discriminate in favor of executive officers. We may decide to extend other perquisites to our executives that are not available to our employees generally.

SHARES ELIGIBLE FOR FUTURE SALE

We currently have 17,500,000 shares outstanding. Of these shares, the 14,375,000 shares sold in our IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. After the Acquisition, assuming (i) the issuance of all shares and the issuance and exercise of all warrants under the Kevin Ma Employment Agreement and (ii) none of our shareholders exercise their right to redeem their shares, there will be up to 39,500,000 shares outstanding, of which all but 3,125,000 shares held by our initial shareholders and up to 22,000,000 shares issued under the Kevin Ma Employment Agreement will be registered or freely tradable without securities law restrictions. We may file a registration statement relating to resales of these shares by the initial shareholders or the shares issued under the Kevin Ma Employment after completion of the Acquisition. See “The Employment Agreement.” Additionally, any of these shares held by “affiliates,” as that term is defined in Rule 144 under the Securities Act, which generally includes officers, directors or 10% shareholders, will also be restricted from public sale as “restricted stock.”

In addition, there are 14,375,000 outstanding warrants that were issued in our IPO, each for the purchase of one share, that are freely tradable. The shares issuable upon exercise of the warrants will also be freely tradable, provided that there is a registration statement in effect at the time of their exercise. We intend to use our best efforts to cause such a registration statement to be in effect at that time as the warrants become exercisable. In addition, in connection with our IPO, we issued a unit purchase option to the representative of the underwriters which is exercisable for one million units, consisting of one share and one warrant to purchase one share at US$7.50 per share, at an exercise price of US$10.00 per unit. The securities underlying the representative’s unit purchase option and underlying securities have registration rights and may be sold according to Rule 144.

Therefore, there are an aggregate of 16,375,000 shares that may be issued in the future upon exercise of outstanding warrants and unit purchase options (excluding any existing options granted to our consultants, employees and Dr. Raymond Kuo Fung Ch’ien as described in “Information About Shanghai Century   — Options Granted” and the options to be granted in the future under the 2008 Equity Incentive Plan).

Rule 144.  Rule 144 is unavailable for the resale of restricted securities initially issued by a “blank-check” or “shell” company, both before and after an initial business combination, despite technical compliance with the requirements of Rule 144. Accordingly, such restricted securities can be resold only through a registered offering or pursuant to another exemption from registration. Notwithstanding the foregoing, a person who beneficially owns restricted securities of a company which:

•	has ceased to qualify as a “blank-check” or “shell” company;
•	is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•	has filed all reports and other materials required to be filed by Section 13 or 15(d), as applicable, during the preceding 12 months (or such shorter period that the company was required to file such reports and materials); and
•	has filed certain information with the SEC (“Form 10 information”) reflecting that it is no longer a “blank-check” or “shell” company may, after one year has elapsed from the filing of the “Form 10 information,” within any three-month period resell a number of such restricted securities that does not, with respect to the ordinary shares, exceed the greater of either of the following:

•	1% of the total number of ordinary shares then outstanding; or
•	the average weekly trading volume of the ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also limited based on the availability of current public information about us, and, in the case of sales by affiliates, by manner of sale provisions and notice requirements.

DESCRIPTION OF SECURITIES

The following description of the material terms of our share capital and warrants.

General

Our authorized share capital consists of 50 million shares, par value US$0.0005 per share, and 5 million preferred shares, par value US$0.0005 per share.

Shares

Holders of our shares will be entitled to one vote for each share on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Subject to the preferences and rights, if any, applicable to preferred stock, holders of shares of the combined company are entitled to receive dividends if and when declared by the board of directors. Subject to the prior rights of the holders, if any, of preferred shares, holders of shares are entitled to share ratably in any distribution of the assets of the combined company upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities.

Preferred Shares

Preferred shares may be issued from time to time in one or more series. The board of directors of the combined company, without approval of the shareholders, will be authorized to designate preferred shares in one or more series and to fix the rights, privileges, restrictions and conditions to be attached to each such series. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the shares. Preferred shares could also be used to institute a “poison pill” that would work to dilute a potential hostile acquirer’s ownership interest in the combined company, effectively preventing acquisitions that have not been approved by the combined company’s board of directors.

As of the date of this proxy statement, there are no outstanding preferred shares of any series.

Warrants

Shanghai Century has 14,375,000 warrants currently outstanding. Each warrant entitles the registered holder to purchase one share at US$6.00 per share. We also have one unit purchase option outstanding, entitling the holder to purchase one million units, consisting of one share and one warrant to purchase one share at US$7.50 per share, at an exercise price of US$10.00 per unit. The warrants are each subject to adjustment as discussed below, and are exercisable at any time commencing upon the completion of the Acquisition. Except for the redeemable warrants issued under the representatives’ unit purchase option, the redeemable warrants will expire at 5:00 p.m., New York City time, on April 23, 2010 or earlier upon redemption. The redeemable warrants issued under the representatives’ unit purchase option will expire at 5:00 p.m., New York City time, on April 23, 2011.

We may call the warrants for redemption in whole and not in part, at a price of US$0.01 per warrant at any time after the warrants become exercisable to the extent that the last sales price of our shares equals or exceeds US$11.50 per share for any 20 trading days within a 30 trading day period.

The warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Shanghai Century.

The exercise price and number of shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. No adjustment of this kind will result from the Acquisition. However, the warrants will not be adjusted for issuances of shares at a price below their respective exercise prices.

Warrant holders do not have the rights or privileges of holders of shares, or any voting rights, until they exercise their warrants and receive shares.

The warrants may be deprived of any value and the market for the warrants may be limited if the prospectus relating to the shares issuable upon their exercise of the warrants is not current or if the shares are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside. We are only required to use our best efforts to maintain the effectiveness of the registration statement covering the warrants. We will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration statement is not effective at the time of exercise, the holder of that warrant shall not be entitled to exercise that warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will we be required to net cash settle the warrant exercise. Consequently, the warrants may expire unexercised and unredeemed and the purchaser of the units would have paid the full unit purchase price solely for the share component of the units. We will have no obligation to net cash settle the exercise of the unit purchase option or the warrants underlying the unit purchase option. The holder of the unit purchase option will not be entitled to exercise the unit purchase option or the warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying warrants, the unit purchase option or warrants, as applicable, will expire worthless.

Quotation or Listing

Our shares, warrants and units, are quoted on the American Stock Exchange under the symbols SHA, SHA.WS and SHA.U, respectively.

Transfer Agent and Registrar

The Transfer Agent and Registrar for Shanghai Century shares, warrants and units is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004. Its phone number is (212) 509-4000.

SHAREHOLDER PROPOSALS

If the Acquisition is consummated, our 2009 annual meeting of shareholders will be held on or about July 30, 2009 unless the date is changed by the board of directors. If you are a shareholder and you want to include a proposal in the proxy statement and form of proxy for that annual meeting, you need to provide it to us no later than May 30, 2009. You should direct any proposals to our secretary at our principal office in Hong Kong. If you would like to present a matter of business to be considered at the meeting, our amended and restated articles of association requires that you must give notice of the matter, in writing, to our board of directors, between and March 30, 2009 and May 30, 2009.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission as required by the Exchange Act. We file these documents electronically with the SEC. You may access information about us at the SEC web site, which contains reports, proxy statements and other information at http://www.sec.gov.

You may obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-1004. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

This proxy described the material elements of all relevant contracts, exhibits and other information described in this Proxy. Information and statements contained in this Proxy are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this document.

All information contained or incorporated by reference in this proxy statement relating to Shanghai Century has been supplied by us, and all information contained in this proxy statement relating to New Goal International, NCIL or Kevin Ma or has been supplied by them. Information provided by either Shanghai Century, New Goal International, NCIL or Kevin Ma does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this proxy statement or have questions about the Acquisition, you should contact:

Mr. Anthony Kai Yiu Lo or Mr. Franklin D. Chu
Shanghai Century Acquisition Corporation
23rd Floor, Shun Ho Towe
24-30 Ice House Street
Central, Hong Kong SAR
China
(852) 2854-8989

SHANGHAI CENTURY ACQUISITION CORPORATION

INDEX TO FINANCIAL STATEMENTS

Page
Financial Statements for Shanghai Century Acquisition Corp.:
Report of the Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2005 and December 31, 2006	F-3
Statement of Operations for the Period from April 25, 2005 (Date of Inception) to December 31, 2005, for the Year Ended December 31, 2006 and for the Period from April 25, 2005 (Date of Inception) to December 31, 2006	F-4
Statements of Shareholders’ Equity for the Period from April 25, 2005 (Date of Inception) to December 31, 2005 and for the Year Ended December 31, 2006	F-5
Statement of Cash Flows for the Period from April 25, 2005 (Date of Inception) to December 31, 2005, for the Year Ended December 31, 2006 and for the Period From April 25, 2005 (Date of Inception) to December 31, 2006	F-6
Notes to Financial Statements	F-7
Unaudited Balance Sheets as of September 30, 2007 and December 31, 2006	F-15
Unaudited Statement of Operations for the Three Month and Nine Month Periods Ended September 30, 2006, and September 30, 2007 and for the Period from April 25, 2005 (Date of Inception) to September 30, 2007	F-16
Unaudited Statements of Shareholders’ Equity for the Period from April 25, 2005 (Date of Inception) to December 31, 2005, for the Year Ended December 31, 2005 and for the Nine Month Period Ended September 30, 2007	F-17
Unaudited Statement of Cash Flows for the Three Month and Nine Month Periods Ended September 30, 2006, and September 30, 2007 and for the Period from April 25, 2005 (Date of Inception) to September 30, 2007	F-18
Notes to Unaudited Financial Statements	F-19
Financial Statements of Asia Leader Investments Limited and Subsidiary:
Independent Auditors Report	F-30
Consolidated Balance Sheet as of February 29, 2008	F-31
Consolidated Statement of Operations for the Period from January 11, 2008 (Date of Inception) to February 29, 2008	F-32
Consolidated Statement of Shareholder’s Equity for the Period from January 11, 2008 (Date of Inception) to February 29, 2008	F-33
Consolidated Statement of Cash Flows for the Period from January 11, 2008 (Date of Inception) to February 29, 2008	F-34
Notes to Consolidated Financial Statements for the Period from January 11, 2008 (Date of Inception) to February 29, 2008	F-35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Shanghai Century Acquisition Corporation:

We have audited the accompanying balance sheets of Shanghai Century Acquisition Corporation (a development stage of enterprise) as of December 31, 2005 and 2006, and the related statements of operations, shareholders’ equity and cash flows for the period from April 25, 2005 (date of inception) to December 31, 2005, the year ended December 31, 2006 and the period from April 25, 2005 (date of inception) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (U.S.). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shanghai Century Acquisition Corporation as of December 31, 2005 and 2006, and the results of its operations and its cash flows for the period from April 25, 2005 (date of inception) to December 31, 2005, the year ended December 31, 2006 and the period from April 25, 2005 (date of inception) to December 31, 2006, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, in the event that the Company does not consummate a Business Combination within 18 months from the date of the completion of the Public Offering (or 24 months from the completion of the Public Offering if certain extension criteria have been satisfied), the Company will be dissolved and the proceeds held in the Trust Account will be distributed to the Company’s public shareholders. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG

Hong Kong, China
March 6, 2007

SHANGHAI CENTURY ACQUISITION CORPORATION
(A Development Stage Enterprise)

BALANCE SHEETS
December 31, 2005 and December 31, 2006
(Expressed in United States Dollars)

		December 31,
	Note	2005	2006
ASSETS
Current assets
Cash and cash equivalents		$24,227	$1,023,328
Restricted cash equivalents held in Trust Account	2.2	—	111,296,035
Deferred offering costs		68,129	—
Amount due from a related company	5	—	5,750
Receivable from underwriters		—	100
Prepayments, deposits and other receivables		—	48,048
Total current assets		92,356	112,373,261
Property, plant and equipment
Leasehold improvements		—	90,911
Computer and office equipment		—	32,143
		—	123,054
Less: accumulated depreciation		—	(12,362)
		—	110,692
Total assets		$92,356	$112,483,953
LIABILITIES, ORDINARY SHARES SUBJECT TO REDEMPTION AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses		$22,182	$199,582
Amounts due to founders	4	59,330	18,733
Warrants liability	6	—	22,856,250
Total current liabilities		81,512	23,074,565
Total liabilities		$81,512	$23,074,565
Ordinary shares subject to possible redemption (2,873,563 ordinary shares at $7.60 per share, plus accrued interest of $359,887)	7	—	22,198,962
Shareholders’ equity
Ordinary shares – $0.0005 par value; 50,000,000 shares authorized; 3,125,000 issued and outstanding at December 31, 2005; 17,500,000 issued and outstanding at December 31, 2006		1,562	8,750
Preferred shares – $0.0005 par value; 5,000,000 shares authorized; none issued and outstanding at December 31, 2005 and December 31, 2006	9	—	—
Additional paid-in capital	8	23,438	73,153,546
Unit purchase option	3	—	2,572,400
Deficit accumulated during the development stage		(14,156)	(8,524,270)
Total shareholders’ equity		$10,844	$67,210,426
Commitments and contingencies	5
Total liabilities, ordinary shares subject to redemption and shareholders’ equity		$92,356	$112,483,953

See accompanying notes to the financial statements.

SHANGHAI CENTURY ACQUISITION CORPORATION
(A Development Stage Enterprise)

STATEMENTS OF OPERATIONS
For the Period from April 25, 2005
(Date of Inception) to December 31, 2005,
for the Year Ended December 31, 2006
and for the Period from April 25, 2005 (Date of Inception)
to December 31, 2006
(Expressed in United States Dollars)

	Note	Period from April 25, 2005 (Date of Inception) to December 31, 2005	Year Ended December 31, 2006	Period from April 25, 2005 (Date of Inception) to December 31, 2006
Revenues		$—	$—	$—
Operating expenses		(14,156)	(1,424,953)	(1,439,109)
Operating loss		(14,156)	(1,424,953)	(1,439,109)
Interest income		—	3,622,522	3,622,522
Increase in fair value of warrants liability	6	—	(10,347,796)	(10,347,796)
Net Loss before income tax expense		(14,156)	(8,150,227)	(8,164,383)
Income tax expense	2.4	—	—	—
Net loss		$(14,156)	$(8,150,227)	$(8,164,383)
Basic net loss per share	2.7	$(0.01)	$(0.63)	$(0.97)
Diluted net loss per share	2.7	$(0.01)	$(0.63)	$(0.97)

See accompanying notes to the financial statements.

SHANGHAI CENTURY ACQUISITION CORPORATION
(A Development Stage Enterprise)

STATEMENTS OF SHAREHOLDERS’ EQUITY
For the Period from April 25, 2005
(Date of Inception) to December 31, 2005
and for the Year Ended December 31, 2006
(Expressed in United States Dollars)

	Ordinary Shares		Additional Paid-in Capital	Unit Purchase Option	Deficit Accumulated During the Development Stage	Shareholders’ Equity
	Shares	Amount
Ordinary shares issued:
April 25, 2005	1,062,500	$531	$10,094	$—	$—	$10,625
October 21, 2005	2,062,500	1,031	13,344	—	—	14,375
Net loss	—	—	—	—	(14,156)	(14,156)
Balance at December 31, 2005	3,125,000	1,562	23,438	—	(14,156)	10,844
Sale of 14,375,000 units and underwriter’s unit purchase option, net of underwriters’ discount and offering expenses	14,375,000	7,188	109,984,326	—	—	109,991,514
Reclassification of warrants (Note 6)	—	—	(12,508,454)	—	—	(12,508,454)
Reclassification of equity amount subject to redemption; 2,873,563 ordinary shares at $7.60 per share plus accrued interest (Note 7)	—	—	(21,839,075)	—	(359,887)	(22,198,962)
Unit purchase option (Note 3)	—	—	(2,572,400)	2,572,400	—	—
Amortization of share options (Note 10)	—	—	65,711	—	—	65,711
Net loss	—	—	—	—	(8,150,227)	(8,150,227)
Balance at December 31, 2006	17,500,000	$8,750	$73,153,546	$2,572,400	$(8,524,270)	$67,210,426

See accompanying notes to the financial statements.

SHANGHAI CENTURY ACQUISITION CORPORATION
(A Development Stage Enterprise)

STATEMENTS OF CASH FLOWS
For the Period from April 25, 2005
(Date of Inception) to December 31, 2005,
for the Year Ended December 31, 2006
and for the Period from April 25, 2005 (Date of Inception)
to December 31, 2006
(Expressed in United States Dollars)

	Period from April 25, 2005 (Date of Inception) to December 31, 2005	Year Ended December 31, 2006	Period from April 25, 2005 (Date of Inception) to December 31, 2006
Cash flows from operating activities
Net loss	$(14,156)	$(8,150,227)	$(8,164,383)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	—	12,362	12,362
Interest income	—	(2,046,035)	(2,046,035)
Amortization of share options	—	65,711	65,711
Increase in fair value of warrants liability	—	10,347,796	10,347,796
Increase in amount due from a related company	—	(5,750)	(5,750)
Increase in accrued expenses	22,182	177,400	199,582
Increase in prepayments, deposits and other receivables	—	(48,048)	(48,048)
Net cash provided by operating activities	8,026	353,209	361,235
Cash flows from investing activities
Purchase of restricted cash equivalents in trust account	—	(109,250,000)	(109,250,000)
Purchase of property, plant and equipment	—	(123,054)	(123,054)
Net cash used in investing activities	—	(109,373,054)	(109,373,054)
Cash flows from financing activities
Proceeds from issuance of ordinary shares to founders	25,000	—	25,000
Payment of offering costs	(68,129)	—	(68,129)
Proceeds from amounts due to founders	59,330	182,581	241,911
Repayment of amounts due to founders	—	(223,178)	(223,178)
Proceeds from initial public offering, net of underwriters’ discount and offering expenses	—	110,059,543	110,059,543
Net cash provided by financing activities	$16,201	$110,018,946	$110,035,147
Net increase in cash and cash equivalents	24,227	999,101	1,023,328
Cash and cash equivalents at beginning of period/year	—	24,227	—
Cash and cash equivalents at end of period/year	$24,227	$1,023,328	$1,023,328

See accompanying notes to the financial statements.

SHANGHAI CENTURY ACQUISITION CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS
For the Period from April 25, 2005
(Date of Inception) to December 31, 2005,
for the Year Ended December 31, 2006
and for the Period from April 25, 2005 (Date of Inception)
to December 31, 2006

Note 1 — Organization, Business Operations and Basis of Presentation

Organization and Business Operations

Shanghai Century Acquisition Corporation (the “Company”) was incorporated in the Cayman Islands on April 25, 2005 with an authorized share capital of 50,000,000 ordinary shares (par value $0.0005 per share) and 5,000,000 preferred shares (par value $0.0005 per share). The Company’s founders contributed $25,000 to the formation of the Company and were issued 3,125,000 ordinary shares. The Company was formed to acquire, through a stock exchange, asset acquisition or other similar business combination, or control, through contractual arrangements, an operating business having its primary operations located in the People’s Republic of China. The Company has neither engaged in any operations nor generated revenue to date. The Company is considered to be in the development stage and is subject to the risks associated with activities of development stage companies.

The registration statement for the Company’s initial public offering (as discussed in Note 3 below) (the “Public Offering”) was declared effective April 24, 2006. The Company completed the Public Offering on April 28, 2006 and received net proceeds of $109,991,514. The Company intends to use substantially all of the net proceeds of the Public Offering to acquire a target business (“Business Combination”), including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the Business Combination, and the payment of legal and accounting expenses and advisory and investment banking fees payable in connection with the Business Combination. There is no assurance, however, that the Company will be able to successfully effect a Business Combination.

As at December 31, 2006, an amount of $111,296,035 (including interest), representing the net proceeds plus investment income, was held in a trust account (“Trust Account”) and invested in short-term United States government securities. Under the agreement governing the Trust Account, the funds in the Trust Account may only be invested in United States government securities having a maturity of one hundred and eighty days or less or in money market funds (see note 2.2). The funds will continue to be kept in the Trust Account until the earlier of (i) the consummation of the Business Combination or (ii) distribution of the Trust Account as described below.

The funds held in the Trust Account (excluding $3,300,000 to be paid to the underwriters upon consummation of a Business Combination and a portion of the interest earned and other expenses in connection with the Business Combination) may be used as consideration to pay the sellers of a target business for which the Company ultimately completes a Business Combination. Any amount not paid as consideration to the sellers of the target business may be used to finance operations of the target business or to effect other acquisitions, as determined by the Company’s board of directors at that time.

In the event that the Company does not consummate a Business Combination within 18 months from the date of the completion of the Public Offering (or 24 months from the completion of the Public Offering if certain extension criteria have been satisfied), the Company will be dissolved and the proceeds held in the Trust Account (excluding one-half of the interest earned) will be distributed to the Company’s public shareholders. In the event of such distribution, the per share value of the residual assets remaining available for distribution (including the amount held in the Trust Account) may be less than the public offering price of $8.00 per unit (see Note 3).

Basis of Presentation

The Company’s financial statements are prepared and presented in accordance with US generally accepted accounting principles. Further, these financial statements have been prepared on a going concern

SHANGHAI CENTURY ACQUISITION CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS
For the Period from April 25, 2005
(Date of Inception) to December 31, 2005,
for the Year Ended December 31, 2006
and for the Period from April 25, 2005 (Date of Inception)
to December 31, 2006

Note 1 — Organization, Business Operations and Basis of Presentation  – (continued)

basis. The ability of the Company to continue as a going concern is predicated upon the consummation of a Business Combination in accordance with the terms and conditions described above. These financial statements do not include adjustments, if any, to reflect the possible future effects on the recoverability and classification of recorded assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

The Company has not commenced operations since its inception on April 25, 2005. All activities and expenses incurred are related to the Company’s formation and capital raising activities. The Company has selected December 31 as its fiscal year end.

Note 2 — Summary of Significant Accounting Policies

2.1 Cash and Cash Equivalents:

Cash and cash equivalents comprise cash at bank and on hand and demand deposits with banks and other financial institutions.

2.2 Restricted Cash Equivalents Held in Trust Account:

The restricted cash equivalents held in the Trust Account as at December 31, 2006 consist of U.S. government treasury bills purchased with an original maturity of three months or less at date of acquisition. The Company classifies this investment as held-to-maturity securities as the Company has the ability and intent to hold the securities until maturity. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums, or discounts, if any. Interest income, including amortization of the premium and discount arising at acquisition is recorded on an accrual basis.

2.3 Use of Estimates:

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the fair value of warrants and the underwriters’ option. Actual results could differ from those estimates.

2.4 Income Taxes:

Under current Cayman Islands laws, the Company is not subject to income tax, and accordingly, no income tax benefit or deferred tax asset has been recognized in respect of the net losses incurred.

2.5 Property, Plant and Equipment:

Fixed assets are stated at cost. Depreciation is calculated on straight-line basis over the estimated useful lives of the assets. The estimated useful live of computer and office equipment is 2 years. Leasehold improvements are depreciated over 2 years which is the term of the lease.

2.6 Recently Issued Accounting Standards:

FASB Interpretation No. 48 (“FIN 48”)

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statements No. 109, which clarifies the accounting for uncertainty in tax positions. This interpretation requires that the Company recognizes in the financial statements the impact of a tax position, if that

SHANGHAI CENTURY ACQUISITION CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS
For the Period from April 25, 2005
(Date of Inception) to December 31, 2005,
for the Year Ended December 31, 2006
and for the Period from April 25, 2005 (Date of Inception)
to December 31, 2006

Note 2 — Summary of Significant Accounting Policies  – (continued)

position is more likely than not of being sustained upon examination, based on the technical merits of the position. FIN 48 will be effective for the accounting period from January 1, 2007. Management does not expect the adoption of this interpretation to have a material effect on the Company’s financial statements.

Statement of Financial Accounting Standards No. 157 (“FAS 157”)

In September 2006, the FASB issued FAS 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for the accounting period from January 1, 2008. The Company is in the process of evaluating the impact of this standard.

2.7 Basic and Diluted Net Loss per Share:

For the periods concerned, the number of shares used in the calculation of basic and diluted net loss per share is as follows:

	Period from April 25, 2005 (Inception) to December 31, 2005	Year Ended December 31, 2006	Period from April 25, 2005 (Date of Inception) to December 31, 2006
Net loss	$(14,156)	$(8,150,227)	$(8,164,383)
Denominator:
Basic weighted average shares	1,654,133	13,010,274	8,383,015
Effect of dilutive redeemable warrants	—	—	—
Effect of dilutive share options	—	—	—
Diluted weighted average shares	1,654,133	13,010,274	8,383,015
Basic loss per share	$(0.01)	$(0.63)	$(0.97)
Diluted loss per share	$(0.01)	$(0.63)	$(0.97)

During the periods presented, the Company’s dilutive potential common shares outstanding consist of 14,375,000 redeemable warrants, 2,000,000 ordinary shares issuable upon exercise of the unit purchase option, and 125,000 share options. The computation of diluted loss per share for the periods presented, did not assume conversions of redeemable warrants, the unit purchase option or the share options because, when applying the if-converted method, as the effect of these conversions was anti-dilutive.

2.8 Stock-Based Compensation Expense:

The Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards based on estimated fair values.

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s statement of operations.

SHANGHAI CENTURY ACQUISITION CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS
For the Period from April 25, 2005
(Date of Inception) to December 31, 2005,
for the Year Ended December 31, 2006
and for the Period from April 25, 2005 (Date of Inception)
to December 31, 2006

Note 2 — Summary of Significant Accounting Policies  – (continued)

The Company used lattice-binomial option-pricing model (“lattice-binomial model”) as a method of valuation for share-based awards. For additional information, see Note 10. The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company’s expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behavior. Because the Company’s stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management’s opinion, the existing valuation model may not provide an accurate measure of the fair value of the Company’s employee stock options.

Note 3 — Initial Public Offering

On April 28, 2006, the Company completed the sale of 14,375,000 units in the Public Offering at a price of $8.00 per unit. Each unit consists of one ordinary share of the Company, $0.0005 par value, and one warrant (see Note 6). Each warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $6.00 commencing on the later of (a) the completion of a Business Combination with a target business, or (b) April 24, 2007. The warrants expire on April 23, 2010. The Company may redeem the warrants (including any warrants issued upon exercise of the unit purchase option described below) at a price of $0.01 per warrant at any time after the warrants become exercisable to the extent the last sales price of the Company’s ordinary shares equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period.

In addition, on April 28, 2006, the Company sold to the underwriters, for $100, an option to purchase up to a total of 1,000,000 units as compensation for their services (the “unit purchase option”). The units issuable upon exercise of the unit purchase option are identical to those offered in the Public Offering, except that the warrants have an exercise price of $7.50.

The unit purchase option expires on April 23, 2011 and is exercisable at $10.00 per unit commencing on the later of (a) the completion of a Business Combination, or (b) April 24, 2007. In lieu of the payment of the exercise price, the option may be converted into units on a net-share settlement or cashless exercise basis to the extent that the market value of the units at the time of conversion exceeds the exercise price of the option. The option may only be exercised or converted by the option holder and cannot be redeemed for cash by the Company or the option holder.

The sale of the underwriters’ option was accounted for as an equity transaction in accordance with Emerging Issues Task Force No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock, and was measured at its fair value on the date of the sale in accordance with Statements of Financial Accounting Standards No. 123 (revised 2004), Share-based Payment. The Company has determined, based upon a lattice model, that the estimated fair value of the option on the date of sale was approximately $2.5724 per unit or an aggregate of $2,572,400, assuming an expected life of 56 months, volatility of 33.7779% and a risk-free interest rate of 5.2390%.

The volatility calculation of 33.7779% is based on the latest five year average volatility of an index of 447 companies drawn from the Shanghai Stock Exchange Composite Index that had been trading for at least five years and that had market capitalizations of less than $400 million (“Index”). Since the Company did not have a trading history at the time the option was issued, the Company estimated the potential volatility of its

SHANGHAI CENTURY ACQUISITION CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS
For the Period from April 25, 2005
(Date of Inception) to December 31, 2005,
for the Year Ended December 31, 2006
and for the Period from April 25, 2005 (Date of Inception)
to December 31, 2006

Note 3 — Initial Public Offering  – (continued)

common stock price by referring to the latest five year average volatility of the Index because management believes that the average volatility of such index was a reasonable benchmark to use in estimating the expected volatility of the Company’s common stock after consummation of a business combination. Although an expected life of five years was taken into account for purposes of assigning a fair value to this option, to the extent the Company does not consummate a Business Combination within the prescribed time period and liquidates, the underwriters’ option would become worthless.

Pursuant to Rule 2710(g)(1) of the NASD Conduct Rule, the option to purchase 1,000,000 units is deemed to be underwriting compensation and therefore upon exercise, the underlying shares and warrants are subject to a 180-day lock-up. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of the Public Offering.

Note 4 — Amount Due to Founders

The founders of the Company have entered into a revolving credit agreement with the Company in the amount of $125,000. Advances under the credit facility were interest-free and payable before October 22, 2006.

For the period from April 25, 2005 (inception) to December 31, 2006, the Company drew $125,000 against the revolving credit line and obtained additional borrowings from the founders of $114,094 to pay a portion of the expenses of the Public Offering such as the Securities and Exchange Commission registration fee, National Association of Securities Dealers registration fee, American Stock Exchange registration fee, and certain legal fees, administrative fees and other expenses.

In addition, $2,817 of the costs incurred prior to the formation of Company was reimbursed to one of the founders.

As of December 31, 2006, the amount due to the founders was $18,733.

Note 5 — Amount Due from a Related Company

The Company has agreed to pay FDC Consultants Limited, a company owned and managed by Mr. Franklin D. Chu, the Company’s co-chief executive officer, $7,500 per month for office space and general and administrative services including secretarial support commencing on April 24, 2006 and continuing until (i) the consummation of a Business Combination, (ii) 18 months from commencement of the Public Offering if the Company does not effect a Business Combination, or (iii) 24 months from the consummation of the Public Offering if a letter of intent, agreement in principle or definitive agreement has been executed within 18 months of commencement of the Public Offering and the Company has not effected a Business Combination.

In addition, the Company prepaid $5,750 as at December 31, 2006 for certain office and secretarial services according to the service agreement.

Note 6 — Warrants Liability

Under the terms of the warrant agreement, no warrants will be exercised unless at the time of exercise a prospectus relating to ordinary shares issuable upon exercise of the warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. The Company has agreed to meet these conditions and use their best efforts to

SHANGHAI CENTURY ACQUISITION CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS
For the Period from April 25, 2005
(Date of Inception) to December 31, 2005,
for the Year Ended December 31, 2006
and for the Period from April 25, 2005 (Date of Inception)
to December 31, 2006

Note 6 — Warrants Liability  – (continued)

maintain a current prospectus relating to ordinary shares issuable upon exercise of the redeemable warrants until the expiration of the warrants. The warrant agreement does not specify the consequences or penalty imposed against the Company in the event the Company is unable to file and complete an effective registration statement to deliver registered shares.

Under EITF No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). As a consequence of EITF No. 00-19, a derivative within the parameters must be classified as an asset or a liability because share settlement is not within the company’s control. Accordingly, in connection with the issuance of the units (see Note 3), the Company was required to record the fair value of the warrants as a liability with any changes in the fair value of the warrants at each reporting date being recorded through the Company’s statement of operations. The warrants will continue to be reported as a liability until such time as the warrants are exercised, expire, or the Company is otherwise able to revise the warrant agreement to specify (a) whether net-cash settlement would be permitted or required or (b) how the contract would be settled in the event that the company is unable to deliver registered shares.

The Company has determined that the estimated fair value of the warrants on April 24, 2006, the date of issuance, and on December 31, 2006 was approximately $0.87 and $1.59 per warrant, respectively, or an aggregate of $12,508,454 and $22,856,250, respectively. Since the warrants were not traded or quoted on a market exchange at the time of issuance, the fair value of the warrants as of April 24, 2006 was estimated based on a lattice-binomial model using an expected life of 48 months, a volatility of 33.7779%, a risk-free interest rate of 5.204% and taking into consideration the liquidity risk and the forfeiture risk that the warrants could become worthless if the Company does not consummate a Business Combination within the prescribed period and liquidates. The fair value of the warrants as of December 31, 2006 was based on a quoted market price.

Note 7 — Amount of Equity Subject to Possible Redemption

The Company is required to obtain shareholder approval for any business combination of a target business. In the event that public shareholders owning 20% or more of the ordinary shares sold in the Public Offering vote against a Business Combination, the Company will not proceed with a Business Combination if the public shareholders exercise their redemption rights. That is, the Company can still effect a business combination if the public shareholders owning up to approximately 19.99% of the ordinary shares sold in the Public Offering exercise their redemption rights.

This redemption obligation with respect to up to 19.99% of the ordinary shares sold in the Public Offering will exist regardless of how a Business Combination is structured. That is, the Company would be required to redeem up to an amount equal to the product of approximately 19.99% of the 14,375,000 ordinary shares sold in the Public Offering (or 2,873,563 ordinary shares) multiplied by an initial cash per-share redemption price of $7.60. The actual per-share redemption price will be equal to the quotient of the amount in the Trust Account plus all accrued interest not previously released to the Company, as of two business days prior to the proposed consummation of the business combination, divided by 14,375,000 ordinary shares.

SHANGHAI CENTURY ACQUISITION CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS
For the Period from April 25, 2005
(Date of Inception) to December 31, 2005,
for the Year Ended December 31, 2006
and for the Period from April 25, 2005 (Date of Inception)
to December 31, 2006

Note 7 — Amount of Equity Subject to Possible Redemption  – (continued)

Accordingly, under the provision of EITF D-98, Classification and Measurement of Redeemable Securities, the Company has classified 19.99% of the net proceeds from the Public Offering, or $21,839,075, and the related accrued interest of approximately $359,887 outside permanent equity as of December 31, 2006.

Note 8 — Proceeds from Public Offering

The following is the classification of the net proceeds from the Public Offering:

Classified as liability:
Warrants liability (note 6)	$12,508,454
Classified outside of permanent equity:
Amount subject to possible redemption at $7.60 per share (note 7)	$21,839,075
Classified as permanent equity:
Additional paid-in capital	$73,064,397
Par value of 14,375,000 ordinary shares at $0.0005 per par value	7,188
Unit purchase option (note 3)	2,572,400
$75,643,985
Net proceeds from the Public Offering	$109,991,514

Note 9 — Preferred Shares

The Company is authorized to issue 5,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. No preferred shares have been issued during the periods presented.

Note 10 — Share Options

In June 2006, the Company engaged an independent consultant to assist the Company in matters related to a Business Combination. The term of the contract is three years expiring on June 8, 2009 unless terminated earlier. As part of his compensation for services provided to the Company, the Company granted to the consultant (i) an option to purchase 50,000 ordinary shares which vest six months after the consummation of a Business Combination and (ii) an option to purchase 75,000 ordinary shares which vest on April 24, 2009, provided the consulting agreement has not been terminated prior to the date on which either option become vested. The exercise price of both options is $7.10, the closing market price of the ordinary shares on the first day that ordinary shares of the Company were traded. Both options will expire upon the earlier of (i) the date the consulting agreement is terminated, or (ii) October 24, 2007 if a Business Combination is not consummated on or prior to such date and the Company has not entered into a letter of intent, agreement in principle or definitive agreement on or prior to such date, or (iii) April 24, 2008 if a Business Combination is not consummated on or prior to such date.

The Company has determined that the estimated fair value of these options on the date of grant was approximately $2.064 per share or $258,000 using the lattice option pricing model. The risk-free rate for the expected term of the option is based on the 3 year US Treasury Yield as at the issue date.

SHANGHAI CENTURY ACQUISITION CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS
For the Period from April 25, 2005
(Date of Inception) to December 31, 2005,
for the Year Ended December 31, 2006
and for the Period from April 25, 2005 (Date of Inception)
to December 31, 2006

Note 10 — Share Options  – (continued)

	Period from April 25, 2005 (Inception) to December 31, 2005	Year Ended December 31, 2006	Period from April 25, 2005 (Date of Inception) to December 31, 2006
Valuation Assumptions:
Expected dividend yield	—	0%	0%
Expected volatility	—	20%	20%
Expected term(years)	—	3	3
Risk-free interest rate	—	4.97%	4.97%

Stock option activity during the periods indicated is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at April 25, 2005 (date of inception) and January 1, 2006	—	$—
Granted	125,000	$7.1
Balance at December 31, 2006	125,000	$7.1	2.5	26,250
Exercisable at December 31, 2006	—	—	—	—

The weighted average grant date fair value of options granted during the year 2006 was $2.064 (2005: Nil).

Nonvested Shares	Number of Shares	Weighted Average Grant-Date Fair Value
Balance at April 25, 2005 (date of inception) and January 1, 2006	—	$—
Granted	125,000	$2.064
Balance at December 31, 2006	125,000	$2.064

The Company has accounted for these share options under the fair value method of SFAS 123 (R) by recording compensation based on the fair value at grant date for such awards and amortizing the compensation amount over the expected term of the consulting contract which approximates the expected life of the option. The amount of compensation recognized for these share options was $65,711 for the year ended December 31, 2006. At December 31, 2006, there was $192,289 of total unrecognized compensation cost related to nonvested share options. The cost is expected to be recognized over a weighted average period of 1.7 years.

SHANGHAI CENTURY ACQUISITION CORPORATION
(A Development Stage Enterprise)

BALANCE SHEETS
As at December 31, 2006 and September 30, 2007
(Unaudited)
(Expressed in United States Dollars)

		December 31, 2006	September 30, 2007
	Note	$	$
ASSETS
Current assets
Cash and cash equivalents		$1,023,328	$68,395
Restricted cash equivalents held in Trust Account	2.2	111,296,035	113,068,006
Amount due from a related company	5	5,750	5,750
Receivable from underwriters		100	100
Prepayments, deposits and other receivables		48,048	681,673
Total current assets		$112,373,261	$113,823,924
Property, plant and equipment
Leasehold improvements		$90,911	$95,693
Computer and office equipment		32,143	42,707
		123,054	138,400
Less: accumulated depreciation		(12,362)	(62,636)
		$110,692	$75,764
Total assets		$112,483,953	$113,899,688
LIABILITIES, ORDINARY SHARES SUBJECT TO REDEMPTION AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses		$199,582	$669,328
Amounts due to founders	4	18,733	6,676
Warrants liability	6	22,856,250	30,187,500
Total current liabilities		$23,074,565	$30,863,504
Total liabilities		$23,074,565	$30,863,504
Ordinary shares subject to possible redemption (2,873,563 ordinary shares at $7.60 per share, plus accrued interest of $359,887 at December 31, 2006 and $765,361 at September 30, 2007)	7	$22,198,962	$22,604,436
Shareholders’ equity
Ordinary shares – $0.0005 par value; 50,000,000 shares authorized; 17,500,000 issued and outstanding at December 31, 2006 and September 30, 2007		$8,750	$8,750
Preferred shares – $0.0005 par value; 5,000,000 shares authorized; none issued and outstanding at December 31, 2006 and September 30, 2007	9	—	—
Additional paid-in capital	8	73,153,546	73,302,509
Unit purchase option	3	2,572,400	2,572,400
Deficit accumulated during the development stage		(8,524,270)	(15,451,911)
Total shareholders’ equity		$67,210,426	$60,431,748
Commitments and contingencies	5, 12
Total liabilities, ordinary shares subject to redemption and shareholders’ equity		$112,483,953	$113,899,688

See accompanying notes to unaudited financial statements.

SHANGHAI CENTURY ACQUISITION CORPORATION
(A Development Stage Enterprise)

STATEMENTS OF OPERATIONS
For the Three-Month Periods and Nine-Month Periods
Ended September 30, 2006 and September 30, 2007
and for the Period from April 25, 2005 (Date of Inception) to
September 30, 2007
(Unaudited)
(Expressed in United States Dollars)

		Three-Month Period Ended		Nine-Month Period Ended		Period from April 25, 2005 (Date of Inception) to September 30, 2007
		September 30, 2006	September 30, 2007	September 30, 2006	September 30, 2007
	Note	$	$	$	$	$
Revenues		$—	$—	$—	$—	$—
Operating expenses		(265,071)	(532,418)	(632,186)	(3,259,701)	(4,698,810)
Operating loss		(265,071)	(532,418)	(632,186)	(3,259,701)	(4,698,810)
Interest income		1,330,544	1,348,172	2,263,263	4,068,784	7,691,306
Decrease/(increase) in fair value of warrants liability	6	4,100,890	1,437,500	2,445,954	(7,331,250)	(17,679,046)
Net income/(loss) before income tax expense		$5,166,363	$2,253,254	$4,077,031	$(6,522,167)	$(14,686,550)
Income tax expense	2.4	—	—	—	—	—
Net income/(loss)		$5,166,363	$2,253,254	$4,077,031	$(6,522,167)	$(14,686,550)
Basic net income/(loss) per share		$0.30	$0.13	$0.36	$(0.37)
Diluted net income/(loss) per share		$0.26	$0.11	$0.32	$(0.37)

See accompanying notes to unaudited financial statements.

SHANGHAI CENTURY ACQUISITION CORPORATION
(A Development Stage Enterprise)

STATEMENTS OF SHAREHOLDERS’ EQUITY
For the Period from April 25, 2005
(Date of Inception) To December 31, 2005,
for the Year Ended December 31, 2006 And
for the Nine-Month Period Ended September 30, 2007
(Unaudited)
(Expressed in United States Dollars)

	Ordinary Shares		Additional Paid-in Capital	Unit Purchase Option	Deficit Accumulated During the Development Stage	Shareholders’ Equity
	Shares	Amount
		$	$	$	$	$
Ordinary shares issued:
April 25, 2005	1,062,500	$531	$10,094	$—	$—	$10,625
October 21, 2005	2,062,500	1,031	13,344	—	—	14,375
Net loss	—	—	—	—	(14,156)	(14,156)
Balance at December 31, 2005	3,125,000	1,562	23,438	—	(14,156)	10,844
Sale of 14,375,000 units and underwriter’s unit purchase option, net of underwriters’ discount and offering expenses	14,375,000	7,188	109,984,326	—	—	109,991,514
Reclassification of warrants (Note 6)	—	—	(12,508,454)	—	—	(12,508,454)
Reclassification of equity amount subject to redemption; 2,873,563 ordinary shares at $7.60 per share plus accrued interest (Note 7)	—	—	(21,839,075)	—	(359,887)	(22,198,962)
Unit purchase option (Note 3)			(2,572,400)	2,572,400	—	—
Share based compensation (Note 10)			65,711	—	—	65,711
Net loss	—	—	—	—	(8,150,227)	(8,150,227)
Balance at December 31, 2006	17,500,000	8,750	73,153,546	2,572,400	(8,524,270)	67,210,426
Share based compensation (Note 10)	—	—	148,963	—	—	148,963
Reclassification of accrued interest subject to redemption (Note 7)	—	—	—	—	(405,474)	(405,474)
Net loss	—	—	—	—	(6,522,167)	(6,522,167)
Balance at September 30, 2007	17,500,000	$8,750	$73,302,509	$2,572,400	$(15,451,911)	$60,431,748

See accompanying notes to unaudited financial statements.

SHANGHAI CENTURY ACQUISITION CORPORATION
(A Development Stage Enterprise)

STATEMENTS OF CASH FLOWS
For the Three-Month Periods and Nine-Month Periods
Ended September 30, 2006 and September 30, 2007 and
for the Period from April 25, 2005 (Date of Inception) to September 30, 2007
(Unaudited)
(Expressed in United States Dollars)

	Three-Month Period Ended		Nine-Month Period Ended		Period from April 25, 2005 (Date of Inception) to September 30, 2007
	September 30, 2006	September 30, 2007	September 30, 2006	September 30, 2007
	$	$	$	$	$
Cash flows from operating activities
Net income/(loss)	$5,166,363	$2,253,254	$4,077,031	$(6,522,167)	$(14,686,550)
Adjustments to reconcile net income/(loss) to net cash (used in)/provided by operating activities:
Depreciation	806	17,251	806	50,274	62,636
Interest income	(646,237)	(691,677)	(1,146,037)	(1,771,971)	(3,818,006)
Share based compensation	29,133	55,626	36,578	148,963	214,674
Revaluation of warrants liability	(4,100,890)	(1,437,500)	(2,445,954)	7,331,250	17,679,046
Increase in amount due from a related company	—	—	(5,750)	—	(5,750)
(Decrease)/increase in accrued expenses	(76,037)	(264,441)	3,351	469,746	669,328
(Increase)/decrease in prepayments, deposits and other receivables	(703,473)	76,816	(792,244)	(633,625)	(681,673)
Net cash (used in)/provided by operating activities	(330,335)	9,329	(272,219)	(927,530)	(566,295)
Cash flows from investing activities
Purchase of restricted cash equivalents held in trust account	—	—	(109,250,000)	—	(109,250,000)
Purchase of fixed assets	(5,691)	(1,295)	(7,737)	(15,346)	(138,400)
Net cash used in investing activities	(5,691)	(1,295)	(109,257,737)	(15,346)	(109,388,400)
Cash flows from financing activities
Proceeds from issuance of ordinary shares to founders	—	—	—	—	25,000
Payment of offering costs	—	—	—	—	(68,129)
Proceeds from amounts due to founders	—	—	166,640	46,252	288,163
Repayment of amounts due to founders	(42,920)	(15,179)	(203,241)	(58,309)	(281,487)
Proceeds from initial public offering, net of underwriters’ discount and offering expenses	—	—	110,059,543	—	110,059,543
Net cash (used in)/provided by financing activities	(42,920)	(15,179)	110,022,942	(12,057)	110,023,090
Net (decrease)/increase in cash and cash equivalents	(378,946)	(7,145)	492,986	(954,933)	68,395
Cash and cash equivalents at beginning of period	896,159	75,540	24,227	1,023,328	—
Cash and cash equivalents at end of period	517,213	68,395	517,213	68,395	68,395

See accompanying notes to unaudited financial statements.

SHANGHAI CENTURY ACQUISITION CORPORATION
(A Development Stage Enterprise)

NOTES TO UNAUDITED FINANCIAL STATEMENTS
September 30, 2007
(Expressed in United States Dollars)

Note 1 — Organization, Business Operations and Basis of Presentation

Organization and Business Operations

Shanghai Century Acquisition Corporation (the “Company”) was incorporated in the Cayman Islands on April 25, 2005 with an authorized share capital of 50,000,000 ordinary shares (par value $0.0005 per share) and 5,000,000 preferred shares (par value $0.0005 per share). The Company’s founders contributed $25,000 to the formation of the Company and were issued 3,125,000 ordinary shares. The Company was formed to acquire, through a stock exchange, asset acquisition or other similar business combination, or control, through contractual arrangements, an operating business having its primary operations located in the People’s Republic of China. The Company has neither engaged in any operations nor generated revenue to date. The Company is considered to be in the development stage and is subject to the risks associated with activities of development stage companies.

The registration statement for the Company’s initial public offering (as discussed in Note 3 below) (the “Public Offering”) was declared effective April 24, 2006. The Company completed the Public Offering on April 28, 2006 and received net proceeds of approximately $109,991,514. The Company intends to use substantially all of the net proceeds of the Public Offering to acquire a target business (“Business Combination”), including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the Business Combination, and the payment of legal and accounting expenses and advisory and investment banking fees payable in connection with the Business Combination. There is no assurance, however, that the Company will be able to successfully effect a Business Combination.

As at September 30, 2007, an amount of $113,068,006 (including interest) of the net proceeds plus investment income, was held in a trust account (“Trust Account”) and invested in short-term United States government securities. Under the agreement governing the Trust Account, the funds in the Trust Account may only be invested in United States government securities having a maturity of one hundred and eighty days or less or in money market funds (see note 2.2). The funds will continue to be kept in the Trust Account until the earlier of (i) the consummation of the Business Combination or (ii) distribution of the Trust Account as described below.

The funds held in the Trust Account (excluding $3,300,000 to be paid to the underwriters upon consummation of a Business Combination and a portion of the interest earned and other expenses in connection with the Business Combination) may be used as consideration to pay the sellers of a target business for which the Company ultimately completes a Business Combination. Any amount not paid as consideration to the sellers of the target business may be used to finance operations of the target business or to effect other acquisitions, as determined by the Company’s board of directors at that time.

In the event that the Company does not consummate a Business Combination within 18 months from the date of the completion of the Public Offering (or 24 months from the completion of the Public Offering if certain extension criteria have been satisfied), the Company will be dissolved and the proceeds held in the Trust Account (excluding one-half of the interest earned) will be distributed to the Company’s public shareholders. In the event of such distribution, the per share value of the residual assets remaining available for distribution (including the amount held in the Trust Account) may be less than the public offering price of $8.00 per unit (see Note 3).

Basis of Presentation

The financial statements include the accounts of the Company. The Company has not commenced operations since its inception on April 25, 2005. All activities and expenses incurred are related to the Company’s formation and capital raising activities. The Company has selected December 31 as its fiscal year end.

SHANGHAI CENTURY ACQUISITION CORPORATION
(A Development Stage Enterprise)

NOTES TO UNAUDITED FINANCIAL STATEMENTS
September 30, 2007
(Expressed in United States Dollars)

Note 1 — Organization, Business Operations and Basis of Presentation  – (continued)

The accompanying interim financial statements for the three-month periods ended September 30, 2006 and 2007, for the nine-month periods ended September 30, 2006 and 2007 and for the period from April 25, 2005 (date of inception) to September 30, 2007, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. The December 31, 2006 balance sheet was derived from audited financial statements included in the Company’s Annual Report on Form 10-K filed April 19, 2007 (“Form 10-K”). The accompanying interim financial statements should be read in conjunction with the audited financial statements and the notes thereto, included in the Form 10-K.

In the opinion of management, all adjustments (which include normal recurring adjustments, except as disclosed herein) necessary to present a fair statement of financial position as of September 30, 2007, the results of operations and cash flows for the three-month periods ended September 30, 2006 and 2007, for the nine-month periods ended September 30, 2006 and 2007 and for the period from April 25, 2005 (date of inception) to September 30, 2007 as applicable, have been made. The results of operations for the three-month period ended September 30, 2007 is not necessarily indicative of the operating results for the full fiscal year or any future periods.

Note 2 — Summary of Significant Accounting Policies

2.1 Cash and Cash Equivalents:

Cash and cash equivalents comprise cash at bank and on hand and demand deposits with banks and other financial institutions.

2.2 Restricted Cash Equivalents Held in Trust Account:

The restricted cash equivalents held in the Trust Account as at September 30, 2007 consist primarily of money market funds purchased without maturity. The Company classifies these highly liquid investments to be cash equivalents. The carrying value of cash equivalents approximates fair value. Interest income is recorded on an accrual basis.

2.3 Use of Estimates:

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the fair value of warrants and the underwriters’ unit purchase option and consultants’ and employees’ share options. Actual results could differ from those estimates.

2.4 Income Taxes:

Under current Cayman Islands laws, the Company is not subject to income tax, and accordingly, no income tax benefit or deferred tax asset has been recognized in respect of the net losses incurred.

2.5 Property, Plant & Equipment:

Property, plant and equipment are stated at cost. Depreciation is calculated on straight-line basis over the estimated useful lives of the assets. The estimated useful live of computer and office equipment is 2 years. Leasehold improvements are over the shorter of 2 years and unexpired term of the lease.

SHANGHAI CENTURY ACQUISITION CORPORATION
(A Development Stage Enterprise)

NOTES TO UNAUDITED FINANCIAL STATEMENTS
September 30, 2007
(Expressed in United States Dollars)

Note 2 — Summary of Significant Accounting Policies  – (continued)

2.6 Recent Issued Accounting Standards:

The Company does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

2.7 Basic and Diluted Income/(Loss) per Share:

For the periods concerned, the number of shares used in the calculation of basic and diluted net income /(loss) per share is as follows:

	Three-Month Period Ended September 30, 2006	Three-Month Period Ended September 30, 2007	Nine-Month Period Ended September 30, 2006	Nine-Month Period Ended September 30, 2007
Net income/(loss)	$5,166,363	$2,253,254	$4,077,031	$(6,522,167)
Denominator:
Basic weighted average shares	17,500,000	17,500,000	11,475,185	17,500,000
Effect of dilutive redeemable warrants	2,240,102	3,521,417	1,301,235	—
Effect of dilutive share options	97	20,369	56	—
Diluted weighted average shares	19,740,199	21,041,786	12,776,476	17,500,000
Basic income /(loss) per share	0.30	0.13	0.36	(0.37)
Diluted income /(loss) per share	0.26	0.11	0.32	(0.37)

During the periods presented, the Company’s dilutive potential common shares outstanding consisted of 14,375,000 redeemable warrants, 2,000,000 ordinary shares issuable upon exercise of the unit purchase option, and 250,000 share options. The warrants, underwriters’ option and share options by applying the treasury stock method was anti-dilutive.

2.8 Stock Based Compensation Expense:

The Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards based on estimated fair values.

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s statement of operations.

The Company used lattice-binomial option-pricing model (“lattice-binomial model”) as a method of valuation for share-based awards. For additional information, see Note 10. The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company’s expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Because the Company’s stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management’s opinion, the existing valuation model may not provide an accurate measure of the fair value of the Company’s employee stock options.

SHANGHAI CENTURY ACQUISITION CORPORATION
(A Development Stage Enterprise)

NOTES TO UNAUDITED FINANCIAL STATEMENTS
September 30, 2007
(Expressed in United States Dollars)

Note 3 — Initial Public Offering

On April 28, 2006, the Company completed the sale of 14,375,000 units in the Public Offering at a price of $8.00 per unit. Each unit consists of one ordinary share of the Company, $0.0005 par value, and one warrant (see Note 6). Each warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $6.00 commencing on the later of (a) the completion of a Business Combination with a target business, or (b) April 24, 2007. The warrants expire on April 23, 2010. The Company may redeem the warrants (including any warrants issued upon exercise of the unit purchase option described below) at a price of $0.01 per warrant at any time after the warrants become exercisable to the extent the last sales price of the Company’s ordinary shares equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period.

In addition, on April 28, 2006, the Company sold to the underwriters, for $100, an option to purchase up to a total of 1,000,000 units as compensation for their services (the “unit purchase option”). The units issuable upon exercise of the unit purchase option are identical to those offered in the Public Offering, except that the warrants have an exercise price of $7.50.

The unit purchase option expires on April 23, 2011 and is exercisable at $10.00 per unit commencing on the later of (a) the completion of a Business Combination, or (b) April 24, 2007. In lieu of the payment of the exercise price, the option may be converted into units on a net-share settlement or cashless exercise basis to the extent that the market value of the units at the time of conversion exceeds the exercise price of the option. The option may only be exercised or converted by the option holder and cannot be redeemed for cash by the Company or the option holder.

The sale of the underwriters’ option was accounted for as an equity transaction in accordance with Emerging Issues Task Force No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock, and was measured at its fair value on the date of the sale in accordance with Statements of Financial Accounting Standards No. 123 (revised 2004), Share-based Payment. The Company has determined, based upon a lattice model, that the estimated fair value of the option on the date of sale was approximately $2.5724 per unit or an aggregate of $2,572,400, assuming an expected life of 56 months, volatility of 33.7779% and a risk-free interest rate of 5.2390%.

The volatility calculation of 33.7779% is based on the latest five year average volatility of an index of 447 companies drawn from the Shanghai Stock Exchange Composite Index that had been trading for at least five years and that had market capitalizations of less than $400 million (“Index”). Since the Company did not have a trading history at the time the option was issued, the Company estimated the potential volatility of its common stock price by referring to the latest five year average volatility of the Index because management believes that the average volatility of such index was a reasonable benchmark to use in estimating the expected volatility of the Company’s common stock after consummation of a business combination. Although an expected life of five years was taken into account for purposes of assigning a fair value to this option, to the extent the Company does not consummate a Business Combination within the prescribed time period and liquidates, the underwriters’ option would become worthless.

Pursuant to Rule 2710(g)(1) of the NASD Conduct Rule, the option to purchase 1,000,000 units is deemed to be underwriting compensation and therefore upon exercise, the underlying shares and warrants are subject to a 180-day lock-up. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of the Public Offering.

SHANGHAI CENTURY ACQUISITION CORPORATION
(A Development Stage Enterprise)

NOTES TO UNAUDITED FINANCIAL STATEMENTS
September 30, 2007
(Expressed in United States Dollars)

Note 4 — Amounts Due to Founders

The founders of the Company have entered into a revolving credit agreement with the Company in the amount of $125,000. Advances under the credit facility were interest-free and payable before October 22, 2006.

For the period from April 25, 2005 (inception) to September 30, 2007, the Company drew $125,000 against the revolving credit line and obtained additional borrowings from the founders of $160,346 to pay a portion of the expenses of the Public Offering such as the Securities and Exchange Commission registration fee, National Association of Securities Dealers registration fee, American Stock Exchange registration fee, and certain legal fees, administrative fees and other expenses.

In addition, $2,817 of the costs incurred prior to the formation of Company was to be reimbursed to one of the founders.

As of September 30, 2007, the amount due to the founders was $6,676.

Note 5 — Amount Due from a Related Company

The Company has agreed to pay FDC Consultants Limited, a company owned and managed by Mr. Franklin D. Chu, the Company’s co-chief executive officer, $7,500 per month for office space and general and administrative services including secretarial support commencing on April 24, 2006 and continuing until (i) the consummation of a Business Combination, (ii) 18 months from commencement of the Public Offering if the Company does not effect a Business Combination, or (iii) 24 months from the consummation of the Public Offering if a letter of intent, agreement in principle or definitive agreement has been executed within 18 months of commencement of the Public Offering and the Company has not effected a Business Combination.

In addition, the Company prepaid $5,750 as at September 30, 2007 for certain office and secretarial services according to the service agreement.

Note 6 — Warrants Liability

Under the terms of the warrant agreement, no warrants will be exercised unless at the time of exercise a prospectus relating to ordinary shares issuable upon exercise of the warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. The Company has agreed to meet these conditions and use their best efforts to maintain a current prospectus relating to ordinary shares issuable upon exercise of the redeemable warrants until the expiration of the warrants. The warrant agreement does not specify the consequences or penalty imposed against the Company in the event the Company is unable to file and complete an effective registration statement to deliver registered shares.

Under EITF No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the Company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). In consequence, a derivative within the above-mentioned parameters is recognized as an asset or liability where share settlement is not within the company’s control. Accordingly, in connection with the issuance of the units (see Note 3), the Company has recorded the fair value of the warrants as a liability with any changes in the fair value of such warrants at each reporting date being recorded through the Company’s statement of

SHANGHAI CENTURY ACQUISITION CORPORATION
(A Development Stage Enterprise)

NOTES TO UNAUDITED FINANCIAL STATEMENTS
September 30, 2007
(Expressed in United States Dollars)

Note 6 — Warrants Liability  – (continued)

operations. The company will continue to adhere to the accounting policies set forth above until the warrant agreement is amended or there are developments which support a different accounting treatment.

The Company has determined that the estimated fair value of the warrants on April 24, 2006, the date of issuance, and on September 30, 2007 was approximately $0.87 and $2.10 per warrant, respectively, or an aggregate of $12,508,454 and $30,187,500, respectively. Since the warrants were not traded or quoted on a market exchange at the time of issuance, the fair value of the warrants as of April 24, 2006 was estimated based on a lattice-binomial model using an expected life of 48 months, a volatility of 33.7779%, a risk-free interest rate of 5.204% and taking into consideration the liquidity risk and the forfeiture risk that the warrants could become worthless if the Company does not consummate a Business Combination within the prescribed period and liquidates. The fair value of the warrants as of September 30, 2007 was based on the quoted market price.

Note 7 — Amount of Equity Subject to Possible Redemption

The Company is required to obtain shareholder approval for any business combination of a target business. In the event that public shareholders owning 20% or more of the ordinary shares sold in the Public Offering vote against a business combination, the Company will not proceed with a business combination if the public shareholders exercise their redemption rights. That is, the Company can still effect a business combination if the public shareholders owning up to approximately 19.99% of the ordinary shares sold in the Public Offering exercise their redemption rights.

This redemption obligation with respect to up to 19.99% of the ordinary shares sold in the Public Offering will exist regardless of how a business combination is structured. That is, the Company would be required to redeem up to an amount equal to the product of approximately 19.99% of the 14,375,000 ordinary shares sold in the Public Offering (or 2,873,563 ordinary shares) multiplied by an initial cash per-share redemption price of $7.60. The actual per-share redemption price will be equal to the quotient of the amount in the Trust Account plus all accrued interest not previously released to the Company, as of two business days prior to the proposed consummation of the business combination, divided by 14,375,000 ordinary shares.

Accordingly, under the provision of EITF D-98, Classification and Measurement of Redeemable Securities, the Company has classified 19.99% of the net proceeds from the Public Offering, or $21,839,075, and the related accrued interest of approximately $765,361 outside permanent equity as of September 30, 2007.

Note 8 — Proceeds from Public Offering

The following is the classification of the net proceeds from the Public Offering:

Classified as liability:
Warrants liability (note 6)	$12,508,454
Classified outside of permanent equity:
Amount subject to possible redemption at $7.60 per share (note 7)	$21,839,075
Classified as permanent equity:
Additional paid-in capital	$73,064,397
Par value of 14,375,000 ordinary shares at $0.0005 per par value	7,188
Unit purchase option (note 3)	2,572,400
$75,643,985
Net proceeds from the Public Offering	$109,991,514

SHANGHAI CENTURY ACQUISITION CORPORATION
(A Development Stage Enterprise)

NOTES TO UNAUDITED FINANCIAL STATEMENTS
September 30, 2007
(Expressed in United States Dollars)

Note 9 — Preferred Shares

The Company is authorized to issue 5,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. No preferred shares have been issued during the periods presented.

Note 10 — Share Options

On June 8, 2006, the Company engaged an independent consultant (“consultant A”) to assist the Company in matters related to a Business Combination. The term of the contract is three years expiring on June 8, 2009 unless terminated earlier. As part of the compensation for services provided to the Company, the Company granted to consultant A (i) an option to purchase 50,000 ordinary shares which vests six months after the consummation of a Business Combination and (ii) an option to purchase 75,000 ordinary shares which vests on April 24, 2009, provided the consulting agreement has not been terminated prior to the date on which either option becomes vested. The exercise price of both options is $7.10, the closing market price of the ordinary shares on the first day that ordinary shares of the Company were traded. Both options will expire upon the earlier of (i) the date the consulting agreement is terminated, or (ii) October 24, 2007 if a Business Combination is not consummated on or prior to such date and the Company has not entered into a letter of intent, agreement in principle or definitive agreement on or prior to such date, or (iii) April 24, 2008 if a Business Combination is not consummated on or prior to such date.

The Company has determined that the estimated fair value of these options on the date of grant was approximately $2.064 per share or $258,000 using the lattice option pricing model. The risk-free rate for the expected term of the option is based on the 3 year US Treasury Yield as at the issue date.

On February 1, 2007, the Company further granted an option to consultant A to purchase 100,000 ordinary shares which vests six months after the consummation of a Business Combination, and an option to another independent consultant (“consultant B”) to purchase 10,000 ordinary shares which vests six months after the consummation of a Business Combination. Both options were granted for consulting services to be provided to the Company in connection with matters related to a Business Combination.

The exercise price of the two options granted on February 1, 2007 is $7.38, the closing market price of the ordinary share on the grant date. These options will expire upon the earlier of (i) the date the consulting agreement is terminated, or (ii) October 24, 2007 if a Business Combination is not consummated on or prior to such date and the Company has not entered into a letter of intent, agreement in principle or definitive agreement on or prior to such date, or (iii) April 24, 2008 if a Business Combination is not consummated on or prior to such date.

The Company determined that the estimated fair value of the options granted on February 1, 2007 was approximately $1.082 per share or $119,000 using the lattice option pricing model. The risk-free rate for the expected term of the option is based on the 3 year US Treasury Yield as at the issue date.

On May 18, 2007, the Company further granted an option to consultant B to purchase 3,000 ordinary shares which vests six months after the consummation of a Business Combination, provided the consulting agreement has not been terminated prior to the date which the option becomes vested. The options were granted for consulting services to be provided to the Company in connection with matters related to a Business Combination.

On the same date, the Company granted options to each of its two employees to purchase an aggregate of 10,000 ordinary shares which vests six months after the consummation of a Business Combination, provided their employment agreements have not been terminated prior to the date which the options become vested. The options were granted for secretarial and administrative services to be provided to the Company.

SHANGHAI CENTURY ACQUISITION CORPORATION
(A Development Stage Enterprise)

NOTES TO UNAUDITED FINANCIAL STATEMENTS
September 30, 2007
(Expressed in United States Dollars)

Note 10 — Share Options  – (continued)

The exercise price of the three options granted on May 18, 2007 is $7.79, the closing market price of the ordinary shares on the grant date. These options will expire upon the earlier of (i) the date the consulting or employment agreement is terminated, or (ii) October 24, 2007 if a Business Combination is not consummated on or prior to such date and the Company has not entered into a letter of intent, agreement in principle or definitive agreement on or prior to such date, or (iii) April 24, 2008 if a Business Combination is not consummated on or prior to such date. The termination of the services with the Company may be made by the Company in its sole discretion.

The Company determined that the estimated fair value of the options granted on May 18, 2007 was approximately $1.0 per share or $13,000 using the lattice option pricing model. The risk-free rate for the expected term of the option is based on the 3 year US Treasury Yield as at the issue date.

On May 22, 2007, the Company granted an option to another independent consultant (“consultant C”) to purchase 2,000 ordinary shares which vests six months after the consummation of a Business Combination. The option was granted for services to be provided to the Company in connection with matters related to a Business Combination.

The exercise price of the option granted on May 22, 2007 is $7.80, the closing market price of the ordinary shares on the grant date. This option will expire upon the earlier of (i) October 24, 2007 if a Business Combination is not consummated on or prior to such date and the Company has not entered into a letter of intent, agreement in principle or definitive agreement on or prior to such date, or (ii) April 24, 2008 if a Business Combination is not consummated on or prior to such date, or (iii) August 31, 2007.

The Company determined that the estimated fair value of the option granted on May 22, 2007 was approximately $0.60 per share or $1,200 using the lattice option pricing model. The risk-free rate for the expected term of the option is based on the US Treasury Yield with the same maturity of the option as at the grant date.

The assumptions used in determining the fair value of the options granted on each respective date are as follows:

	Options Granted on June 8, 2006	Options Granted on February 1, 2007	Options Granted on May 18, 2007	Options Granted on May 22, 2007
Valuation assumptions
Expected dividend yield	0%	0%	0%	0%
Expected volatility	20.00%	14.00%	13.26%	13.26%
Expected term(years)	3	2	3	1.28
Risk-free interest rate	4.97%	4.93%	4.71%	4.86%

SHANGHAI CENTURY ACQUISITION CORPORATION
(A Development Stage Enterprise)

NOTES TO UNAUDITED FINANCIAL STATEMENTS
September 30, 2007
(Expressed in United States Dollars)

Note 10 — Share Options  – (continued)

Stock option activity during the periods indicated is as follows:

Nonvested Shares	Number of Shares	Weighted Average Grant-Date Fair Value
Balance at April 25, 2005 (date of inception) and January 1, 2006	—	$—
Granted on June 8, 2006	125,000	2.064
Granted on February 1, 2007	110,000	1.082
Granted on May 18, 2007	13,000	1.000
Granted on May 22, 2007	2,000	0.600
Balance at September 30, 2007	250,000	$1.565
Exercisable at September 30, 2007	—	$—

The weighted average grant date fair values of the options granted during the periods were as follows:

Nonvested Shares	Number of Shares	Weighted Average Grant-Date Fair Value
Balance at April 25, 2005 (date of inception) and January 1, 2006	—	$—
Granted on June 8, 2006	125,000	2.064
Granted on February 1, 2007	110,000	1.082
Granted on May 18, 2007	13,000	1.000
Granted on May 22, 2007	2,000	0.600
Balance at September 30, 2007	250,000	$1.565

The Company has accounted for these share options under SFAS 123 (R) and EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, by recording compensation based on the fair value at grant date or, where applicable, their then-current fair values at each interim reporting date of such awards and amortizing the compensation amount over the expected term of the respective consulting or employment agreements which approximates the expected life of the respective options. The amount of compensation recognized for these options for the nine-month period ended September 30, 2007 was $148,963. At September 30, 2007, there was $201,526 of total unrecognized compensation cost related to nonvested share options. The cost is expected to be recognized over a weighted average period of 0.89 years.

Note 11 — Acquisition

On May 28, 2007, the Company entered into a definitive share purchase agreement (“Purchase Agreement”) to acquire 100 percent of the shares of privately-owned Sichuan Kelun Pharmaceutical Co., Ltd. (“Kelun”), a pharmaceutical company based in China, for a total consideration of approximately $235.4 million comprising of cash and ordinary shares over a specified period of time subject to the achievement of performance milestones. Kelun started its business in 1996. Since that time Kelun and its subsidiaries have been principally engaged in the development and production of IV solution products and their sale and distribution in China.

In connection with the acquisition, management determined that Kelun will be treated as the accounting acquirer for the following reasons: (i) immediately after the transaction, Kelun shareholders will hold approximately 53.3% of the voting rights in the combined company; (ii) under the Purchase Agreement, Kelun

SHANGHAI CENTURY ACQUISITION CORPORATION
(A Development Stage Enterprise)

NOTES TO UNAUDITED FINANCIAL STATEMENTS
September 30, 2007
(Expressed in United States Dollars)

Note 11 — Acquisition  – (continued)

shareholders will have controlling rights over the election of directors of the combined company; and (iii) the Company is a non-operating company while Kelun and its subsidiaries are operating entities and Kelun’s management will continue to operate the combined company. Since the Company is not an operating company, the acquisition is treated as the issuance of shares of Kelun for the Company’s net assets, and the carrying value of the Company’s assets approximates their fair values. Therefore, no purchase accounting fair value adjustments will be required and no goodwill will be recorded as a result of the acquisition.

The proposed acquisition has been unanimously approved by the board of directors of the Company and Kelun. It is subject to the approval by a majority of the shareholders of the Company in person or by proxy at a meeting to be held for that purpose as well as certain closing conditions, including obtaining approval from the Chinese government. In addition, the Company will not complete the acquisition if its shareholders holding 20% or more of the ordinary shares issued in its initial public offering both vote against the acquisition and elect to convert their ordinary shares into a pro rata share of the funds in the Company’s trust account. Following the closing of the business combination, the Company will be renamed China Kelun Pharmaceutical Corporation (“China Kelun”).

On August 16, 2007, the Company filed a preliminary proxy statement with the SEC seeking approval from its shareholders for the announced acquisition of all of the issued and outstanding shares of Kelun. Please see Note 13, “Subsequent Events,” for subsequent developments regarding this transaction.

Note 12 — Commitments and Contingencies

On May 25 2007, the Company agreed to grant an option to an external advisor to purchase 100,000 ordinary shares of the Company. This option will be granted if he is elected to the Company’s board, which will occur if the acquisition of Kelun is completed and such election is approved by the shareholders. The exercise price of this option is $7.95, the closing market price of the ordinary shares on May 24, 2007.

Subsequent to September 30, 2007, the Company agreed to pay the Company’s legal counsel approximately $447,500 of professional fees if a Business Combination is consummated.

Note 13 — Subsequent Events

On February 20, 2008, the Company, Sichuan Kelun Pharmaceutical Co., Ltd (“Kelun”) and the shareholders of Kelun entered into a Termination and Release Agreement (the “Termination Agreement”), whereby these parties agreed to terminate the Share Purchase Agreement dated May 28, 2007 entered into among Shanghai Century, Kelun and the shareholders of Kelun (the “Kelun Agreement”). In connection with this termination, the chairman of Kelun agreed to reimburse Shanghai Century for Renminbi (“RMB”) 3,000,000 (or approximately $425,387) upon completion of Kelun’s private equity financing and an additional RMB 1,000,000 (or approximately $141,795) upon Kelun’s filing for an A share listing.

Following the termination of the Kelun agreement, the Company entered into an agreement on February 20, 2008 to purchase 100% of the issued and outstanding shares of common stock (the “Shares”) of Asia Leader Investments Limited (“Asia Leader”), a company incorporated in Hong Kong Special Administration Region (“HKSAR”). Asia Leader is the owner of 67% of the outstanding equity of New Goal International Limited (“New Goal”), a HKSAR company that was formed with RAD International Fund Ltd. (“RAD”) which owns 33% of New Goal, to engage in structured lease finance business in the People’s Republic of China (the “PRC”). In March 2008, New Goal entered into an Exclusive Cooperation Agreement with New Century International Leasing Co., Ltd. (“NCIL”) a wholly foreign-owned enterprise engaging in the leasing industry in the PRC whose majority shareholder is the sole shareholder of RAD, to obtain exclusive leasing, financial leasing and related financial services from NCIL.

SHANGHAI CENTURY ACQUISITION CORPORATION
(A Development Stage Enterprise)

NOTES TO UNAUDITED FINANCIAL STATEMENTS
September 30, 2007
(Expressed in United States Dollars)

Note 13 — Subsequent Events  – (continued)

Under the Share Purchase Agreement, the Company will acquire 100% of the shares of Asia Leader for a cash consideration of $300,000 and the assumption of all of Asia Leader’s obligations and responsibilities under the Joint Venture Agreement entered into among Asia Leader, RAD and the shareholder of RAD. These obligations include a capital contribution of an amount up to $70,000,000 to New Goal to enable it to commence the structured lease finance business and the option to acquire the 33% equity interest of New Goal from RAD for $31,800,000. The obligation of Asia Leader to make the $70,000,000 capital contribution described above to New Goal is conditioned, among other things, upon the effectiveness of the exclusive agreements to be contributed by RAD pursuant to the Joint Venture Agreement and the receipt of the requisite approval of the proposed acquisition of Asia Leader by the shareholders of Shanghai Century.

The Company has indicated its intention to cause Asia Leader to exercise the option to buy the 33% equity interest of New Goal on the date of the closing of the transactions contemplated in the Stock Purchase Agreement. The obligations of the Company to consummate the acquisition contemplated in the Share Purchase Agreement is conditioned, among other things upon the receipt of the requisite approval of the proposed acquisition by the shareholders of the Company.

This proposed acquisition by the Company represents an acquisition of the assets of Asia Leader and New Goal both of which are development stage companies. As such, the acquisition will not constitute a business combination under SFAS 141 “Business Combinations.” The purchase price will be allocated to assets and liabilities acquired based on their relative fair value.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders
Asia Leader Investments Limited:

We have audited the accompanying consolidated balance sheet of Asia Leader Investments Limited (the “Company”) and subsidiary (the “Group”) as of February 29, 2008, and the related consolidated statements of operations, shareholder’s deficit and comprehensive loss, and cash flows for the period from January 11, 2008 (date of inception) to February 29, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Asia Leader Investments Limited and subsidiary as of February 29, 2008, and the results of their operations and cash flows for the period from January 11, 2008 (date of inception) to February 29, 2008 in conformity with United States generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern. As further described in Note 1 to the consolidated financial statements, as at February 29, 2008, the Group has not commenced operations, has not generated any revenue, has a net working capital and capital deficiency, and has a significant contingent obligation, all of which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As more fully described in Note 1, the shareholder of the Company entered into a Stock Purchase Agreement with Shanghai Century Acquisition Corporation (“Shanghai Century”) to sell 100% of the shares of the Company to Shanghai Century. This transaction is subject to the requisite approval by the shareholders of Shanghai Century. As described in Note 7, on March 28, 2008, New Goal International Limited, the subsidiary of the Company, entered into an Exclusive Cooperation Agreement with New Century International Leasing Co., Ltd. (“NCIL”) to obtain exclusive leasing, financial leasing and related financial services from NCIL. The accompanying consolidated financial statements do not include any adjustments to the assets and liabilities of the Company and the Group that might result from these transactions.

/s/ KPMG

Hong Kong, China
March 28, 2008

ASIA LEADER INVESTMENTS LIMITED AND SUBSIDIARY
(A Development Stage Enterprise)

CONSOLIDATED BALANCE SHEET
As of February 29, 2008 (Note 1)
(Expressed in United States Dollars)

	Note
ASSETS
Current assets
Cash	3	1,283
Total assets		1,283
LIABILITIES
Current liabilities
Amount payable to a shareholder	4	859
Accounts payable		2,744
Total liabilities		3,603
Minority interest	5	(30)
Shareholder’s deficit
Share capital – ordinary shares of 1 Hong Kong Dollar (“HKD”) ($0.13) par value; 10,000 shares authorized; 1 share issued and outstanding at February 29, 2008	6	1
Additional paid in capital		—
Accumulated deficit		(2,291)
Total shareholder’s deficit		(2,290)
Commitments and Contingencies	2.4
Total liabilities, minority interest and shareholder’s deficit		1,283

See accompanying notes to the consolidated financial statements.

ASIA LEADER INVESTMENTS LIMITED AND SUBSIDIARY
(A Development Stage Enterprise)

CONSOLIDATED STATEMENT OF OPERATIONS
For the Period from January 11, 2008
(Date of Inception) to February 29, 2008
(Expressed in United States Dollars)

	Note
Revenue		—
Operating expenses		(2,744)
Loss before income taxes and minority interest		(2,744)
Income tax expense	2.3	—
Loss before minority interest		(2,744)
Minority interest		453
Net loss		(2,291)

See accompanying notes to the consolidated financial statements.

ASIA LEADER INVESTMENTS LIMITED AND SUBSIDIARY
(A Development Stage Enterprise)

CONSOLIDATED STATEMENT OF SHAREHOLDER’S DEFICIT AND
COMPREHENSIVE LOSS
For the Period from January 11, 2008
(Date of Inception) to February 29, 2008
(Expressed in United States Dollars)

	Ordinary Shares		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Shareholder’s Deficit
	Shares	Amount
Balance at January 11, 2008
Ordinary shares issued on January 11, 2008 (Note 6)	1	1	—	—	1
Net loss and comprehensive loss	—	—	—	(2,291)	(2,291)
Balance at February 29, 2008	1	1	—	(2,291)	(2,290)

See accompanying notes to the consolidated financial statements.

ASIA LEADER INVESTMENTS LIMITED AND SUBSIDIARY
(A Development Stage Enterprise)

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Period from January 11, 2008
(Date of Inception) to February 29, 2008
(Expressed in United States Dollars)

Cash flows from operating activities:
Net loss	(2,291)
Adjustments to reconcile net loss to net cash used in operatingactivities:
Loss attributable to minority interest	(453)
Increase in account payable	2,744
Net cash used in operating activities	—
Cash flows from financing activities:
Cash proceeds from the issuance of an ordinary share of the Company	1
Cash proceeds from an advance from a shareholder	859
Proceeds from ordinary shares issued by the subsidiary to minority shareholder	423
Net cash provided by financing activities	1,283
Net increase in cash	1,283
Cash at beginning of period	—
Cash at end of period	1,283

No income tax or interest was paid during the period.

See accompanying notes to the consolidated financial statements.

ASIA LEADER INVESTMENTS LIMITED AND SUBSIDIARY
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Period from January 11, 2008
(Date of Inception) to February 29, 2008
(Expressed in United States Dollars)

Note 1 — Organization and Basis of Presentation

Organizations

Asia Leader Investments Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“HKSAR”) on January 11, 2008 with an authorized share capital of 10,000 ordinary shares (par value one Hong Kong Dollar (“HKD”) per share). The Company’s sole shareholder contributed HKD1 ($0.13) to the formation of the Company and was issued 1 ordinary share. The Company was formed by the sole shareholder with the intention to enter into a joint venture with RAD International Investment Fund Ltd (“RAD”) to carry out structured lease finance business in the People’s Republic of China (the “PRC” or China). The Company has neither commenced operations nor generated any revenue since its inception on January 11, 2008. All activities and expenses incurred are related to the Company’s formation. The Company is considered to be in the development stage and is subject to the risks associated with activities of a development stage enterprise. The Company has not determined its fiscal year end date.

On February 19, 2008, the Company contributed HKD6,700 (equivalent to $859) to New Goal International Limited (“New Goal”) in exchange for 6,700 ordinary shares of New Goal, and RAD contributed HKD3,300 (equivalent to $423) in exchange for 3,300 ordinary shares of New Goal. Following the subscription of shares of New Goal, the Company owns 67% of the authorized and issued share capital of New Goal. New Goal was incorporated in the HKSAR on December 21, 2007 with an authorized share capital of 10,000 ordinary shares (par value HKD1 per share). New Goal was formed to carry out structured finance lease business between the Company and RAD. New Goal has neither commenced operations nor generated any revenue since its inception on December 21, 2007. All activities and expenses incurred are related to its formation. New Goal is considered to be in the development stage and is subject to the risks associated with activities of development stage enterprise.

On February 20, 2008, the Company, RAD and Mr. Kevin Ma, the majority shareholder of RAD, entered into a Joint Venture Agreement (the “Joint Venture Agreement”) with respect to New Goal. Under the Joint Venture Agreement, the Company has agreed to make a capital contribution of $70,000,000, subject to adjustment, to enable New Goal to commence business, on the condition that RAD has procured certain exclusive agreements prescribed in the Joint Venture Agreement which are duly signed by the relevant parties and effective according to the effective dates specified in the Joint Venture Agreement (please refer to Note 7 for details). Pursuant to the terms of the Joint Venture Agreement, RAD has granted the Company an option to purchase the remaining 33% equity interest of New Goal from RAD for $31,800,000. The obligation of the Company to make the $70,000,000 capital contribution described above to New Goal is conditioned, among other things, upon the effectiveness of the exclusive agreements to be contributed by RAD pursuant to the Joint Venture Agreement and the receipt of the requisite approval of the proposed acquisition of the Company by the shareholders of Shanghai Century. Upon consummation of these transactions, the Company will account for the cash contribution from the Shanghai Century as capital contribution from shareholder and the exclusive agreements contributed from RAD as intangible assets acquired based on their respective fair values.

Also, on February 20, 2008, Shanghai Century Acquisition Corporation (“Shanghai Century”), a company incorporated in the Cayman Islands, with ordinary shares, warrants and units listed on the American Stock Exchange (AMEX: SHA) signed a Share Purchase Agreement with Mr. Richard Li, the shareholder of the Company for the acquisition of 100% of the shares of the Company. Under the Share Purchase Agreement, Shanghai Century intends to acquire 100% of the shares of the Company for a cash consideration of $300,000 and the assumption of all of the Company’s obligations and responsibilities under the Joint Venture Agreement including, the Company’s obligation to make a cash capital contribution in an amount up to $70,000,000 to New Goal. Pursuant to the Share Purchase Agreement, Shanghai Century also acquires the Company’s option to purchase the remaining 33% equity interest of New Goal from RAD for $31,800,000.

ASIA LEADER INVESTMENTS LIMITED AND SUBSIDIARY
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Period from January 11, 2008
(Date of Inception) to February 29, 2008
(Expressed in United States Dollars)

Note 1 — Organization and Basis of Presentation  – (continued)

Shanghai Century has indicated its intention to exercise the option to buy 33% of New Goal on the date of the closing of the transactions contemplated by the Stock Purchase Agreement. The obligations of Shanghai Century to consummate the acquisition contemplated by the Share Purchase Agreement is conditioned, among other things upon the receipt of the requisite approval of the proposed acquisition by the shareholders of Shanghai Century.

In the event that the Company does not make its capital contribution on or prior to April 30, 2008, regardless of whether the transactions under the Stock Purchase Agreement have occurred, RAD shall be entitled to receive a nonperformance fee of $350,000, provided that no such nonperformance fee shall be paid under certain situations including that: (i) RAD, Kevin Ma or any of its or his Affiliates or Asia Leader fails to fulfill their respective obligations to Asia Leader set forth in the Joint Venture Agreement or takes any action that would adversely affect the timely completion of the transactions under the Joint Venture Agreement; (ii) any material breach of the Joint Venture Agreement by RAD or Kevin Ma; or (iii) any material breach by Richard Li of the Stock Purchase Agreement. Shanghai Century has agreed to be responsible for payment of such nonperformance fee.

Basis of Presentation

The consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles.

Further, these consolidated financial statements have been prepared on a going concern basis. As at February 29, 2008, the Company and its subsidiary have not commenced operations, have not generated any revenue, have a working capital deficiency of $2,320, a net capital deficiency of $2,290 and a contingent obligation of $70,000,000, all of which raise substantial doubt about their ability to continue as a going concern. Management’s plan to raise sufficient cash to honor its current and contingent obligations is to sell 100% of the shares of the Company to Shanghai Century in accordance with the terms and conditions described above. These consolidated financial statements do not include adjustments, if any, to reflect the possible future effects on the recoverability of recorded assets or the amounts of liabilities that may result from the ultimate outcome of this uncertainty.

Note 2 — Summary of Significant Accounting Policies

2.1 Consolidation:

The consolidated financial statements include the financial statements of the Company and its subsidiary, New Goal, (collectively known as the “Group”). All significant intercompany balances and transactions have been eliminated on consolidation. RAD’s interest in New Goal is reflected as a minority interest.

In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by FASB Interpretation No. 46 (R) Consolidation of Variable Interest Entities (“FIN 46R”) and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with FIN 46(R).

2.2 Foreign Currency Translation:

The Company and the Group have determined that Hong Kong Dollars (“HKD”) represents their functional currency and have chosen United States Dollars (“USD”) as their reporting currency for the purpose of these consolidated financial statements.

ASIA LEADER INVESTMENTS LIMITED AND SUBSIDIARY
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Period from January 11, 2008
(Date of Inception) to February 29, 2008
(Expressed in United States Dollars)

Note 2 — Summary of Significant Accounting Policies  – (continued)

Transactions denominated in currencies other than HKD are translated into HKD at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in currencies other than HKD are translated into HKD using the applicable exchange rates ruling on February 29, 2008. The resulting exchange differences, if any, are recorded in the consolidated statement of operations.

For the period from January 11, 2008 (date of inception) to February 29, 2008, transactions of the Company and the Group are mainly denominated in HKD. As HKD is pegged to USD, there are no significant movements in the USD/HKD exchange rate and resulting exchange differences.

The Company and the Group will reevaluate the impact of the proposed acquisition mentioned in Note 1 on the selection of functional currency.

2.3 Income Tax:

Both the Company and its subsidiary, New Goal, are Hong Kong incorporated companies and are subject to a statutory income tax rate of 17.5%. On February 27, 2008, the Financial Secretary of the HKSAR Government announced his annual budget which proposes a cut in the profits tax rate from 17.5% to 16.5% with effect from the fiscal year 2008/2009 (April 1, 2008 through March 31, 2009).

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

No provision for current income taxes has been made in the consolidated financial statements as the Group did not generate any taxable profits during the period. No deferred tax assets and liabilities are recognized as at February 29, 2008 as there were no temporary differences arising from unused tax loss or basis difference relating to the investment in the subsidiary.

2.4 Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

As described in note 1, the Company has an obligation to make a capital contribution of $70,000,000 to its 67% owned subsidiary, New Goal, and such obligation is conditioned among other things upon RAD’s contribution of the exclusive agreements, the approval of the proposed acquisition of the Company by Shanghai Century and Shanghai Century’s contribution of the $70,000,000 to the Company.

2.5 Recently Issued Accounting Standards

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 (Statement 159). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for the Group’s current period. Management believes that the adoption of Statements 159 will

ASIA LEADER INVESTMENTS LIMITED AND SUBSIDIARY
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Period from January 11, 2008
(Date of Inception) to February 29, 2008
(Expressed in United States Dollars)

Note 2 — Summary of Significant Accounting Policies  – (continued)

have an material impact on the Group’s financial condition and results of operations once the Group begins operation; however, management is currently unable to quantify the impact.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 for the current period. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In November 2007, the FASB proposed a one-year deferral of Statement 157’s fair-value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. Management believes that the adoption of Statements 157 will have an material impact on the Group’s financial condition and results of operations once the Group begins its operation; however, management is currently unable to quantify the impact.

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company is currently evaluating the impact of adopting Statement 141R and Statement 160 on its results of operations and financial position.

Note 3 — Cash

As at February 29, 2008, the Group only has cash on hand in Hong Kong Dollars.

Note 4 — Amount Payable to a Shareholder

The shareholder of the Company has advanced HKD6,700 ($859) to the Company to subscribe to 6,700 ordinary shares of New Goal. Amount due to shareholder is interest-free and is payable upon demand.

Note 5 — Minority Interest

Under the Joint Venture Agreement between the Company and RAD, profits and losses of New Goal are to be shared between two shareholders based on their respective equity interests in New Goal. The balance of minority interest at February 29, 2008, represents RAD’s share of the net loss incurred by New Goal during the period from January 11, 2008, and February 29, 2008.

Note 6 — Share Capital

Issued and fully paid:

1 ordinary shares of HKD1 each	1

ASIA LEADER INVESTMENTS LIMITED AND SUBSIDIARY
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Period from January 11, 2008
(Date of Inception) to February 29, 2008
(Expressed in United States Dollars)

Note 6 — Share Capital  – (continued)

The Company was incorporated on January 11, 2008 with an authorized share capital of HKD10,000 ($1,282) divided into 10,000 ordinary shares of HKD1 ($0.13) each. One ordinary share was issued at par value of HKD1 as of February 29, 2008.

Note 7 — Subsequent Events

On March 28, 2008, New Goal entered into an Exclusive Cooperation Agreement with New Century International Leasing Co., Ltd. (“NCIL”), a wholly foreign-owned enterprise engaging in the leasing business in the PRC. The majority shareholder of NCIL is the sole shareholder RAD, the 33% minority shareholder of New Goal. Pursuant to the Exclusive Cooperation Agreement, during the period in which New Goal is establishing a subsidiary in the PRC (the “PRC Subsidiary”) and applying for a license to conduct leasing business in the PRC (the “transitional period”), and after the establishment and licensing of the PRC Subsidiary until November 18, 2019, NCIL will enter trust lease agreements and other necessary agreements for the new lease arrangements obtained by NCIL in the designated industries as prescribed in the Exclusive Cooperation Agreement for the benefit and on behalf of New Goal. Under such arrangement, New Goal will collect all economic benefits from the lease arrangements, and is subject to the risk of loss under the lease arrangements.

In addition, pursuant to the Exclusive Cooperation Agreement, NCIL has entered into supply agreements with certain suppliers to purchase equipment for leasing on behalf of New Goal, with a combined value of approximately $62,900,000 covering ATM machines and automobiles. Once New Goal has established the PRC Subsidiary and a license to conduct leasing business in the PRC, NCIL has agreed to transfer all the new lease arrangements in the designated industries prescribed in the Exclusive Cooperation Agreement to New Goal’s subsidiary. The Exclusive Cooperation Agreement, the trust lease agreements, the supply agreements, and other necessary agreements mentioned above are conditioned upon the successful completion of Shanghai Century Acquisition Corporation’s proposed acquisition of the Company.

ANNEX A

Execution Copy

STOCK PURCHASE AGREEMENT

BY AND BETWEEN

RICHARD LI

AND

SHANGHAI CENTURY ACQUISITION CORPORATION

Dated: February 20, 2007

STOCK PURCHASE AGREEMENT, dated as of February 20, 2008, by and between Richard Li (the “Seller”) and Shanghai Century Acquisition Corporation, a company formed under the laws of the Cayman Islands (the “Buyer”).

WITNESSETH:

WHEREAS, the Seller owns one hundred (100%) percent of the issued and outstanding shares (the “Shares”) of common stock, HK$1.00 par value per share (the “Common Stock”), of Asia Leader Investments Limited, a company formed under the laws of the Special Administrative Region of Hong Kong (the “Company”); and

WHEREAS, the Company has entered into a joint venture agreement dated as of the date hereof (the “Joint Venture Agreement”) with RAD International Investment Fund Ltd., a company formed under the laws of the Bahamas (“RAD”), providing for the establishment of New Goal International Limited, a company formed under the laws of the Hong Kong Special Administrative Region, to engage in certain financing leasing arrangements and other leasing services (the “Joint Venture”); and

WHEREAS, the Seller wishes to sell to the Buyer, and the Buyer wishes to purchase from the Seller, the Shares, upon the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the Buyer and the Seller hereby agree as follows:

ARTICLE I
DEFINITIONS

SECTION 1.01 Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Buyer” has the meaning specified in the recitals to this Agreement.

“Closing” has the meaning specified in Section 2.03.

“Closing Date” has the meaning specified in Section 2.03.

“Common Stock” has the meaning specified in the recitals to this Agreement.

“Company” has the meaning specified in the recitals to this Agreement.

“Control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Encumbrance” means any security interest, pledge, mortgage, lien (including, without limitation, environmental and tax liens), charge, encumbrance, adverse claim, preferential arrangement or restriction of any kind, including, without limitation, any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Governmental Authority” means any central, provincial, or local (in the Peoples’ Republic of China, including, for these purposes, the Special Administrative Region of Hong Kong) or any foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Joint Venture” has the meaning specified in the recitals to this Agreement.

“Joint Venture Agreement” has the meaning specified in the recitals to this Agreement.

“Law” means any central, provincial, local or foreign statute, law, ordinance, regulation, rule, code, order, other requirement or rule of law.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or un-matured or determined or determinable, including, without limitation, those arising under any Law, Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

“Loss” has the meaning specified in Section 7.01.

“Material Adverse Effect” means any circumstance, change in, or effect on the business of the Company that, individually or in the aggregate with any other circumstances, changes in, or effects on, the business of the Company and: (a) is, or could be, materially adverse to the business, operations, assets or Liabilities, employee relationships, customer or supplier relationships, prospects, results of operations or the condition (financial or otherwise) of the Company or (b) could adversely affect the ability of the Buyer or the Company to operate or conduct any lawful business. With respect to Section 3.03 only, “Material Adverse Effect” means any circumstance, change in, or effect on the business of the Seller that, individually or in the aggregate, could adversely affect the ability of the Seller to authorize, execute or perform under this Agreement. With respect to Section 4.02 only, “Material Adverse Effect” means any circumstance, change in, or effect on the business of the Buyer that, individually or in the aggregate, could adversely affect the ability of the Buyer to authorize, execute or perform under this Agreement.

“Person” means any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

“Purchase Price” has the meaning specified in Section 2.02.

“RAD” has the meaning set forth in the recitals to this Agreement.

“Seller” has the meaning specified in the recitals to this Agreement.

“Shares” has the meaning specified in the recitals to this Agreement.

“Stockholder Approval” means the approval of a majority of the shareholders present in person or by proxy at an extraordinary meeting of the members of the Buyer of the acquisition of the Shares as contemplated herein.

“Tax” or “Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs duties, tariffs, and similar charges.

ARTICLE II
PURCHASE AND SALE

SECTION 2.01 Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell to the Buyer, and the Buyer shall purchase from the Seller, free and clear of any Encumbrance the, Shares constituting one hundred (100%) percent of the Company’s outstanding capital stock.

SECTION 2.02 Purchase Price. The total purchase price for the Shares shall be (i) cash in the amount of US$300,000 in immediately available funds and (ii) the assumption by the Buyer of all of the Company’s obligations and responsibilities under the Joint Venture Agreement, including without limitation the Company’s obligation to make a cash capital contribution in an amount up to US$70,000,000 to the Joint Venture subject to the terms and conditions of the Joint Venture Agreement (the “Purchase Price”).

SECTION 2.03 Closing. Upon the terms and subject to the conditions of this Agreement, the sale and purchase of the Shares contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of the Buyer at 23rd Floor, Shun Ho Tower, 24-30 Ice House Street, Central Hong Kong at 10:00 A.M. Hong Kong time on the business day on which the last of the conditions to the obligations of the parties set forth in Article VI to be fulfilled on or prior to the Closing is satisfied or waived by the relevant party, or at such other place or at such other time or on such other date as the Seller and the Buyer may agree upon in writing (the day on which the Closing takes place being the “Closing Date”). The parties shall ensure that the Closing Date shall be the same date as the Contribution Date set forth in Section 3.4 of the Joint Venture Agreement.

SECTION 2.04 Closing Deliveries by the Seller. At the Closing, the Seller shall deliver or cause to be delivered to the Buyer:

(a) stock certificates evidencing the Shares, duly endorsed in blank, or accompanied by stock powers duly executed in blank, in form satisfactory to the Buyer and with all required stock transfer tax stamps affixed;

(b) a receipt for the Purchase Price; and

(c) the opinions, certificates and other documents required to be delivered pursuant to Section 6.02.

SECTION 2.05 Closing Deliveries by the Buyer. At the Closing, the Buyer shall deliver to the Seller:

(a) the Purchase Price of which US$300,000 shall be wired transferred to the bank and account designated by the Seller at least three (3) business days before the Closing Date;

(b) a joinder agreement to the Joint Venture Agreement assuming all obligations of the Company thereunder; and

(c) the opinions, certificates and other documents required to be delivered pursuant to Section 6.01 and certified copies of the legal opinions set forth in Section 3.4.1(f) of the Joint Venture Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE SELLER

As an inducement to the Buyer to enter into this Agreement, the Seller hereby represents and warrants to the Buyer as follows:

SECTION 3.01 Title to the Shares, etc. The Seller has good and marketable title to the Shares, free and clear of any Encumbrance. The Shares have been legally and validly issued are fully paid and nonassessable. Except pursuant to this Agreement, the Seller has no agreement, arrangement, or understanding with respect to the Shares or the Seller’s ownership thereof.

SECTION 3.02 Ownership of Joint Venture. The Company owns, free and clear of any Encumbrance, sixty-seven (67%) percent of all of the Joint Venture’s issued and outstanding shares and the Joint Venture’s ownership interests and, directly or indirectly, such Joint Venture’s tangible and intangible assets, brand names, trademarks, distribution networks, patents, technology, receivables, inventory and/or contracts.

SECTION 3.03 No Seller Conflict. The execution, delivery and performance of this Agreement by the Seller do not and will not (a) conflict with or violate (or cause an event which could have a Material Adverse Effect as a result of) any Law or Governmental Order applicable to the Seller or any of his assets, properties, or business, or require any consent, approval, authorization or other order of, action by, filing with or notification to any Governmental Authority, or (b) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any right of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the Shares or on any of the assets or properties of the Seller.

SECTION 3.04 Organization, Authority and Qualification of the Company. The Company is a company duly organized, validly existing and in good standing under the laws of the Special Administrative Region of Hong Kong and has all necessary power and authority to: (a) enter into contracts and agreements into which it has entered, including without limitation the Joint Venture Agreement, and the agreements contemplated in the Joint Venture Agreement to which the Company is a party; and (b) own, operate or lease the properties and assets now owned, operated, or leased by it. All corporate actions necessary for the Company to execute, deliver and implement this Agreement and the Joint Venture Agreement have been duly taken by the Company, and the Company has not taken any action that in any respect conflicts with, constitutes a default under, or results in a violation of any provision of its organizational documents, this Agreement or the Joint Venture Agreement.

SECTION 3.05 Capital Stock of the Company; Ownership of the Shares.

(a) The authorized capital stock of the Company consists of 10,000 shares of Common Stock. As of the date hereof, one (1) share of Common Stock is issued and outstanding, which is validly issued, fully paid and nonassessable, and the issuance of such share does not violate any preemptive rights. There are no options, warrants, convertible securities or other rights, agreements, arrangements, or commitments of any character relating to unissued capital stock of the Company or obligating any Seller or the Company to issue or sell any shares of capital stock of, or any other interest in, the Company. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of Common Stock or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. The Company has not taken any action in respect of any merger, consolidation, sale of all or substantially all of its assets, reorganization, recapitalization, dissolution, or liquidation, except as contemplated by this Agreement. The Shares constitute one hundred (100%) percent of the issued and outstanding capital stock of the Company, and, upon consummation of the transactions contemplated by this Agreement and registration of the Shares in the name of the Buyer in the stock records of the Company, the Buyer, assuming it shall have purchased the Shares for value in good faith and without notice of any adverse claim, will own one hundred (100%) percent of the issued and outstanding capital stock of the Company. Upon consummation of the transactions contemplated by this Agreement, the Shares will be fully paid and nonassessable.

(b) The stock register of the Company accurately records: (i) the name and address of each Person owning shares of capital stock of the Company and (ii) the certificate number of each certificate evidencing shares of capital stock issued by the Company, the number of shares evidenced by each such certificate, the date of issuance thereof and, in the case of cancellation, the date of cancellation.

SECTION 3.06 Corporate Books and Records. The minute books of the Company contain accurate records of all meetings and accurately reflect all other actions taken by the stockholders, Board of Directors and all committees of the Board of Directors of the Company. Complete and accurate copies of all such minute books and of the stock register of the Company have been provided by the Company to the Buyer.

SECTION 3.07 Full Disclosure. The Seller is not aware of nor does it have any constructive knowledge of any facts pertaining to the Company that affect adversely the Company or which are likely in the future to affect the Company adversely, except as disclosed in this Agreement or otherwise known to the Buyer. No representation or warranty of the Seller in this Agreement or any statement or certificate furnished or to be furnished to the Buyer pursuant to this Agreement, or in connection with the transactions contemplated by this Agreement, contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained herein or therein not misleading in light of the circumstances under such statements are made or omitted.

SECTION 3.08 Limitation to the Company. The representations and warranties by the Seller from Section 3.01 to Section 3.07 shall not be interpreted to include any representation and warranty in respect of the transactions contemplated in the Joint Venture Agreement. The Seller shall not rely on the foregoing representations and warranties to make its investment into the Joint Venture.

SECTION 3.09 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Seller.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE BUYER

As an inducement to the Seller to enter into this Agreement, the Buyer hereby represents and warrants to the Seller as of the date hereof and as of the Closing Date as follows:

SECTION 4.01 Organization and Authority of the Buyer. The Buyer is a company duly organized, validly existing, and in good standing under the laws of the Cayman Islands and has all necessary corporate power and authority to execute, deliver, and perform this Agreement. The execution, delivery, and performance of this Agreement has been duly authorized by all requisite action on the part of the Buyer. This Agreement shall have been duly executed and delivered by the Buyer, and (assuming due authorization, execution, and delivery by each other party thereto) constitutes a legal, valid, and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms.

SECTION 4.02 No Conflict. The execution, delivery and performance of this Agreement by the Buyer do not and will not (a) violate, conflict with or result in the breach of any provision of the charter, bylaws, or similar organizational documents of the Buyer, (b) conflict with or violate any Law or Governmental Order applicable to the Buyer or require any consent, approval, authorization, or other order of, action by, filing with, or notification to any Governmental Authority, or (c) conflict with, or result in any breach of, constitute a default (or event which with the giving of notice or lapse or time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation, or cancellation of, or result in the creation of any Encumbrance on any of the assets or properties of the Buyer that would have a Material Adverse Effect on the ability of the Buyer to consummate the transactions contemplated by this Agreement, assuming in the case of the foregoing clauses (a) and (c) that the receipt of the Stockholder Approval shall have been obtained prior to the consummation of the purchase of the Shares.

SECTION 4.03 Investment Purpose. The Buyer is acquiring the Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof.

SECTION 4.04 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Buyer.

SECTION 4.05 Due Diligence. The Buyer has done its own due diligence of the Company and the Joint Venture including without limitation review and full understanding of the terms and conditions of the Joint Venture Agreement and the transactions contemplated therein, which Joint Venture Agreement is to be entered into by the parties thereto simultaneously with the signature of this Agreement.

ARTICLE V
ADDITIONAL AGREEMENTS

SECTION 5.01 Conduct of Business Prior to the Closing. The Seller covenants and agrees, that, between the date hereof and the time of the Closing, the Company shall not conduct any business, except to consummate the transactions contemplated by this Agreement and the Joint Venture Agreement or as required to comply with applicable law, rule or regulation. Without limitation, since January 1, 2008:

a) except to consummate the transactions contemplated by the Agreement and the Joint Venture Agreement, the Company has not incurred and shall not incur any liability or commitment or any contingent liability or commitment (whether due before or after the Closing) or become party to any agreement; and

(b) except for the Shares, the Company has not issued and shall not issue prior to the Closing or the termination of this Agreement any capital stock.

SECTION 5.02 Exclusivity; Confidentiality; Cooperation. Until the Closing or termination of this Agreement:

(a) The Seller shall not suffer or permit his employees, representatives, agents, investment bankers, advisors, accountants, attorneys or Affiliates to initiate or solicit, directly or indirectly, any inquiries or the making of any offer or proposal that constitutes or would be reasonably expected to lead to a proposal or for a stock purchase, asset acquisition, merger, consolidation or other business combination involving the Company or the Joint Venture, any proposal to acquire in any manner a direct or indirect substantial equity interest in, or all or any substantial part of the assets of, the Company or the Joint Venture (an “Alternative Proposal”) from any person and/or entity, or engage in negotiations or discussions relating thereto or accept any Alternative Proposal, or make or authorize any statement, recommendation or solicitation in support of any Alternative Proposal. Seller shall notify the Buyer orally and in writing of the receipt of any such inquiries, offers or proposals (including the terms and conditions of any such offer or proposal, the identity of the person and/or entity making it and a copy of any written Alternative Proposal), as promptly as practicable and in any event within 48 hours after the receipt thereof, and shall keep the Buyer informed of the status and details of any such inquiry, offer or proposal. Seller shall immediately terminate any existing solicitation, activity, discussion or negotiation with any person and/or entity hereafter conducted by them or by any officer, employee, director, stockholder or other representative thereof with respect to the foregoing.

(b) except in connection with the public filings of the Buyer in accordance with the securities laws and regulations of the United States or in the press releases and public announcements to be made by the Buyer or in connection with any dispute between the parties and subject to any obligation to comply with (i) any applicable law, (ii) any rule or regulation of any Governmental Entity or securities exchange, or (iii) any subpoena or other legal process to make information available to the persons entitled thereto, whether or not the transactions contemplated herein shall be concluded, all information obtained by any party about any other, and all of the terms and conditions of this Agreement, shall be kept in confidence by each party, and each party shall cause its stockholders, directors, officers, managers, employees, agents and attorneys to hold such information confidential. Such confidentiality shall be maintained to the same degree as such party maintains its own confidential information and shall be maintained until such time, if any, as any such data or information either is, or becomes, published or a matter of public knowledge; provided, however, that the foregoing shall not apply to any information obtained by a party through its own independent investigations of the other party or received by a party from a source not known by such party to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the other party, nor to any information obtained by a party which is generally known to others engaged in the trade or business of such party. In the event a party to this Agreement becomes legally compelled to disclose any such information, it shall promptly provide the others with written notice of such requirement so that the other parties to this Agreement may seek a protective order or other remedy. If this Agreement shall be terminated for any reason, the parties shall return or cause to be returned to the others all written data, information, files, records and copies of documents, worksheets and other materials obtained by such parties in connection with this Agreement.

(c) Each of the parties shall use reasonable efforts to cause the satisfaction of the conditions to the obligation of the other parties to consummate the transactions contemplated by this Agreement and otherwise to cause the Closing to occur, including in making all required filings with or obtaining any approval from all required Government Authorities and notices to or obtaining required consents of other third parties. In this regard, Seller will cooperate and cause the Company and its professionals to cooperate with Buyer to facilitate Buyer’s legal, financial, and operational due diligence of the Company and the Joint Venture.

SECTION 5.03 Public Disclosure. Until the Closing or termination of this Agreement, only the Buyer shall be permitted to make any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, except the Buyer shall use its commercially reasonable efforts to advise the Seller before issuing such press release or making such public statement or disclosure.

ARTICLE VI
CONDITIONS TO CLOSING

SECTION 6.01 Conditions to Obligations of the Seller. The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by the Seller, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. The representations and warranties of the Buyer contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Closing, with the same force and effect as if made as of the Closing Date; the Buyer shall have performed all obligations under this Agreement required to be performed by it as of the Closing; and the Seller shall have received a certificate from the Buyer to such effect signed by a duly authorized officer thereof;

(b) No Proceeding or Litigation. No Action shall have been commenced by or before any Governmental Authority against any Seller, the Company, or the Buyer, seeking to restrain or materially and adversely alter the transactions contemplated by this Agreement that, in the reasonable, good faith determination of the Seller, is likely to render it impossible or unlawful to consummate such transactions.

(c) Resolutions. The Seller shall have received a true and complete copy, certified by a director of the Buyer, of the resolutions duly and validly adopted by the Board of Directors of the Buyer evidencing its authorization of the execution, delivery, and performance of this Agreement.

(d) Purchase Price. The Seller shall have received the US$300,000 from the Buyer and a certificate signed by a duly authorized director of the Buyer that the Buyer assumes of the Company’s obligations and responsibilities under the Joint Venture Agreement.

(e) Board of Directors of the Buyer. Kevin Ma and the Buyer shall have agreed on the initial directors of the Board of the Buyer.

SECTION 6.02 Conditions to Obligations of the Buyer. The obligations of the Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or the waiver by the Buyer, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties, and Covenants. The representations and warranties of the Seller contained in this Agreement shall have been true and correct when made and shall be true and correct as of the Closing with the same force and effect as if made as of the Closing; the Seller and the Company shall have performed all obligations under this Agreement required to be performed by it as of the Closing and the Company shall have performed all obligations under the Joint Venture Agreement as of the Closing.

(b) No Proceeding or Litigation. No Action shall have been commenced or threatened by or before any Governmental Authority against the Seller or the Company seeking to restrain or materially and adversely alter the transactions contemplated hereby or the transactions contemplated in the Joint Venture Agreement which the Buyer believes, in its reasonable, good faith determination, is likely to render it impossible or unlawful to consummate the transactions contemplated by this Agreement or that could have a Material Adverse Effect.

(c) Consents and Approvals. The Buyer, the Company, and the Seller shall have received or made, each in form and substance satisfactory to the Buyer in its reasonable, good faith determination all required filings and approvals from all Government Authorities and notices to or required consents of any other third parties (including the Stockholder Approval) that the Buyer shall deem appropriate for the consummation of the transactions contemplated by this Agreement.

(d) Resignations. The Buyer shall have received the resignations, effective as of the Closing, of all the directors and officers of the Company, except for such persons as Buyer shall have designated, and such persons as Buyer shall have designated shall have been elected as directors and officers of the Company, to be effective as of the Closing.

(e) Organizational Documents. The Buyer shall have received a copy of the Memorandum and Articles of Association, as amended (or similar organizational documents), of the Company and accompanied by a certificate of the Secretary or Assistant Secretary of such entity, dated as of the Closing Date, stating that no amendments have been made to such Memorandum and Articles of Association (or similar organizational documents) since such date.

(f) Minute Books. The Buyer shall have received a copy of the minute books and stock register of the Company, certified by a Secretary or Assistant Secretary of the Company as of the Closing Date;

(g) Good Standing; Qualification to Do Business. The Company shall use its reasonable best efforts to obtain good standing certificates for the Company from the responsible official of the jurisdiction in which such entity is incorporated or organized and from the responsible official in each other jurisdiction in which the properties owned or leased by the Company, or the operation of its business in such jurisdiction, requires the Company to qualify to do business as a foreign corporation as applicable, in each case dated not more than thirty (30) days before the Closing Date.

(h) No Material Adverse Effect. No event or events shall have occurred, or be reasonably likely to occur, which, individually or in the aggregate, have, or could have, a Material Adverse Effect.

(i) Employment Agreements. The Buyer shall have received the duly executed original of the employment agreement between Kevin Ma and Shanghai Century Acquisition Corporation substantially in the form of Exhibit A and an executed employment agreement between Vincent Chan and Shanghai Century Acquisition Corporation.

(j) Option to Purchase. The Buyer shall have received the duly executed original of the Company’s notice to RAD dated on or before the Closing Date to exercise its option to purchase all of RAD’s shares of the Joint Venture.

(k) Resolutions. The Buyer shall have received a true and complete copy, certified by a director of the Seller, of the resolutions duly and validly adopted by the Board of Directors of the Seller evidencing its authorization of the execution, delivery, and performance of this Agreement.

(l) Opinion. The Buyer shall have received from Hong Kong counsel to the Seller a legal opinion addressed to the Buyer with respect to Hong Kong legal matters in form and substance reasonably satisfactory to the Buyer and its counsel dated the Closing Date.

ARTICLE VII
INDEMNIFICATION

SECTION 7.01 Indemnification. The Seller will indemnify and hold the Buyer and its directors, officers, employees and consultants harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such party may suffer or incur as a result of or relating to any breach of any of the representations, warranties, covenants or agreements made by him in this Agreement. Notwithstanding the foregoing, the maximum and sole liability of the Seller under this Section 7.02 and this Agreement shall be a full refund to the Buyer of the Purchase Price of US$300,000.

ARTICLE VIII
TERMINATION AND WAIVER

SECTION 8.01 Termination. Without limiting any other remedy available to any party, this Agreement may be terminated at any time prior to the Closing:

(a) by the Buyer, if there shall be or have been any breach of any representation, warranty, or covenant made in this Agreement by the Seller or any condition in Section 6.02 shall not have been satisfied as of the Closing;

(b) by the Seller if there shall be or have been any breach of any representation, warranty, or covenant made in this Agreement by the Buyer or any condition in Section 6.01 shall not have been satisfied as of the Closing;

(c) by either party not at fault, if the Closing shall not have occurred by April 28, 2008.

SECTION 8.02 Effect of Termination. If this Agreement is terminated, no party will have any liability or further obligation to any other party to the Agreement, except for any liability arising out of any knowing, willful or fraudulent breach of this Agreement prior to such termination.

ARTICLE IX
GENERAL PROVISIONS

SECTION 9.01 Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Buyer, whether or not the Closing shall have occurred. In addition, in the event the Seller is obligated under terms and conditions of the Joint Venture Agreement to pay a non-performance fee to RAD pursuant to Section 10.6 of the Joint Venture Agreement due to the failure of the cash capital contribution of the Company set forth in Section 3.1.1 to be made prior to April 30, 2008 and regardless of whether the Closing shall have place in respect of this Agreement or this Agreement shall have been terminated pursuant to Section 8.01, then Buyer shall be directly responsible for the payment of such non-performance fee to RAD. Buyer’s obligation in the preceding sentence relating to the fee payable to RAD is subject to the factual basis for the payment having become due being unrelated to the failure of Seller to observe his obligations hereunder or the Company under the Joint Venture Agreement. This Section 9.01 shall survive termination of this Agreement.

SECTION 9.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by cable, by telecopy, by telegram, by telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02) :

(a) if to the Seller:

Richard Li
Shunyi Qu, Tianzhu, Liyuan Street
Rits Garden 2012, Beijing 101312

Fax: (010) 6450 9420

(b) if to the Buyer:

Shanghai Century Acquisition Corporation
23rd Floor, Shun Ho Tower
24-30 Ice House Street
Central Hong Kong
Fax: (852) 2851-9088
Attention: Franklin D. Chu, Co-Chief Executive Officer

SECTION 9.03 Public Announcements. Subject to Section 5.03, no party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party.

SECTION 9.04 Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.05 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

SECTION 9.06 Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, between the Seller and the Buyer with respect to the subject matter hereof and thereof.

SECTION 9.07 Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Seller and the Buyer (which consent may be granted or withheld in the sole discretion of the Seller or the Buyer); provided, however, that the Buyer may assign this Agreement to an Affiliate of the Buyer without the consent of the Seller provided that any such assignee shall become a party to this Agreement and make the representations of the Buyer contained herein on or prior to the effective date of such assignment.

SECTION 9.08 No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 9.09 Amendment. This Agreement may not be amended or modified except by an instrument in writing signed by, or on behalf of the parties hereto.

SECTION 9.10 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to any principles of conflicts of laws that would result in the application of the law of any other jurisdiction.

SECTION 9.11 Dispute Resolution. Any dispute arising out of or in connection with this Agreement shall be finally settled by arbitration under the Rules of the Hong Kong International Arbitration Centre (the “Arbitration Centre”) by three (3) arbitrators appointed as follows: one (1) arbitrator shall be appointed by the Seller, one (1) arbitrator shall be appointed by the Buyer and the third arbitrator shall be appointed jointly by the two arbitrators appointed by the Seller and the Buyer. If such two arbitrators fail to appoint the third arbitrator within thirty (30) days, then such third arbitrator shall be appointed by the chairman of the Arbitration Centre. The place of arbitration shall be in Hong Kong. The arbitration shall be conducted in English. The arbitration awards shall be final and binding upon the parties. The costs of the arbitration proceeding and any proceeding in court to confirm or to vacate any arbitration award, as applicable (including each party’s attorneys’ fees and costs), shall be borne by the unsuccessful party or, at the discretion of the arbitrators, may be prorated between the parties in such proportion as the arbitrators determine to be equitable and shall be awarded as part of the arbitrators’ award.

SECTION 9.12 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 9.13 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

IN WITNESS WHEREOF, the Seller and the Buyer have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

/s/ Richard Li

RICHARD LI

SHANGHAI CENTURY ACQUISITION CORPORATION

By	/s/ Franklin Chu Name: Franklin Chu Title: Co-Chief Executive Officer

EXHIBIT A

FORM OF EMPLOYMENT AGREEMENT BETWEEN KEVIN MA
AND SHANGHAI CENTURY ACQUISITION CORPORATION

ANNEX B

Execution Copy

JOINT VENTURE AGREEMENT

BY AND AMONG

ASIA LEADER INVESTMENTS LIMITED

RAD INTERNATIONAL INVESTMENT FUND LTD.

AND

KEVIN MA

Dated: February 20, 2007

JOINT VENTURE AGREEMENT

This Joint Venture Agreement of New Goal International Limited is made as of February 20, 2008 by and among the Persons set forth on Schedule A hereto (collectively, the “Joint Venturers”) and, with respect to only the representations, warranties, covenants and agreements set forth in Article IX hereof, Mr. Kevin Ma (“Kevin Ma”).

A. The Joint Venturers have formed New Goal International Limited (the “Company”) as a company with limited liability under the laws of Hong Kong.

B. The Joint Venturers are the shareholders in the Company and desire to adopt a joint venture company agreement to govern their respective rights and obligations in the Company.

C. As the indirect majority shareholder of one of the Joint Venturers RAD, Kevin Ma desires to be a party to the representations, warranties, covenants and agreements set forth in Article IX hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties agree that the following shall be the Joint Venture Agreement of the Joint Venturers and Ma relating to the Company.

ARTICLE I
DEFINITIONS

When used in this Agreement, the following terms have the following meanings:

1.1 “Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

1.2 “Affiliate” of another Person means (a) a Person directly or indirectly (through one or more intermediaries) Controlling, Controlled by or under common Control with that other Person; (b) a Person owning or controlling ten percent (10%) or more of the outstanding voting securities or beneficial interests of that other Person;

1.3 “Agreement” means this Joint Venture Agreement relating to the Company.

1.4 “Asia Leader” means Asia Leader Investments Limited, a company formed under the laws of the Special Administrative Region of Hong Kong;

1.5 “Business” means engaging directly or indirectly in financial leasing arrangements and other financing services in the following agreed designated industries: alternative energy, financial and banking services infrastructure, energy saving infrastructure, automobiles and transportation, healthcare, aviation, telecommunications other than 2G subscriber financing and 2G network expansion, forestry and other industries determined by the Board of Directors of the Company.

1.6 “Business Day” means any day other than a Saturday, Sunday or day on which banking institutions in Hong Kong are not open for business.

1.7 “Capital Contribution” of a Joint Venturer means the amount of money in cash and immediately available funds and the gross Fair Market Value on the date contributed of property (net of any liability assumed by the Company in respect of such property or to which the property is subject), contributed to the capital of the Company by such Joint Venturer, or services rendered by such Joint Venturer to or for the benefit of the Company

1.8 “Company” means New Goal International Ltd., a Hong Kong company

1.9 “Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. “Controlled by”, “Controlling” and “under common Control with” shall have correlative meanings.

1.10 “Fair Market Value” of property means the amount that would be paid for such property in cash at the closing by a hypothetical willing buyer to a hypothetical willing seller, each having knowledge of all relevant facts and neither being under a compulsion to buy or sell.

1.11 “Fiscal Year” means the year ended December 31.

1.12 “Governmental Authority” means any central, provincial, or local (in the Peoples’ Republic of China, including, for these purposes, the Special Administrative Region of Hong Kong) or any foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

1.13 “Joint Venturer” means a Person designated on Schedule A as a Joint Venturer, and any other Person that is admitted as a Joint Venturer pursuant to the provisions of this Agreement, in each case until such Person ceases to be a Joint Venturer of the Company.

1.14 “Material Adverse Effect” means, any change, effect or circumstance which, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of a Person.

1,15 “NCIL” means New Century International Leasing Co., Ltd., a wholly foreign-owned enterprise formed under the laws of the PRC.

1.16 “Person” means any entity, corporation, company, association, joint venture, joint stock company, partnership (including a general partnership, limited partnership and limited liability partnership), limited liability company, trust, real estate investment trust, organization, individual, nation, state, government (including any agency, department, bureau, board, division and instrumentality thereof), trustee, receiver or liquidator.

1.17 “PRC” means the People’s Republic of China, including for these purposes the Special Administrative Regions of Hong Kong and Macau.

1.18 “RAD” means RAD International Investment Fund Ltd., a company formed under the laws of the Commonwealth of The Bahamas.

1.19 “Transfer” means a sale, assignment, transfer, other disposition, pledge, hypothecation or other encumbrance, whether direct or indirect, whether voluntary, involuntary or by operation of law, and whether for value or not, including any transfer by gift, devise, intestate succession, sale, operation of law, upon the termination of a trust, as a result of or in connection with any property settlement or judgment incident to a divorce, dissolution of marriage or separation, by decree of distribution or other court order.

1.20 “WFOE” means the wholly foreign-owned enterprise with a financial leasing license to be established pursuant to Section 2.6.

ARTICLE II
ORGANIZATIONAL MATTERS

2.1 Name. The name of the Company shall be “New Goal International Limited” The Business of the Company shall be conducted under that name. The Company shall promptly notify the Joint Venturers of any change in the name of the Company.

2.2 Term. The term of the Company’s existence commenced upon the compliance with Hong Kong formation procedures and shall continue indefinitely.

2.3 Office. The principal office of the Company shall initially be located at Suite 3203A, 32/F Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.

2.4 Purpose of Company. The purpose of the Company shall be to engage in the Business, and any activities incidental thereto or connected therewith.

2.5 Joint Venturers. The name, address, facsimile and Capital Contribution and share ownership percentage of each Joint Venturer is set forth on Schedule A. The Company shall amend Schedule A to reflect any change pursuant to this Agreement of which the Company is aware in any of the foregoing with respect to any Joint Venturer.

2.6 Qualification. The Company shall qualify to do business in each jurisdiction where the Joint Venturers determine that such qualification is required and shall as soon as practicable following the receipt of the

Capital Contributions pursuant to Section 3.1.1 file an application to establish a wholly foreign-owned enterprise in Beijing with a financial leasing license organized in accordance with the laws of the PRC. The WFOE shall be one hundred (100%) percent owned by the Company.

2.7 Amendment of Memorandum and Articles of Association. The Joint Venturers shall amend the existing memorandum and articles of association of the Company in order to make such memorandum and articles to be consistent in all respects with the terms and conditions of this Agreement. In the event of any inconsistency between this Agreement and the memorandum and articles of association of the Company, this Agreement shall prevail.

ARTICLE III
CAPITAL CONTRIBUTIONS

3.1 Capital Contributions.

3.1.1 Capital Contributions. Each Joint Venturer will contribute to the Company the Capital Contribution specified opposite such Joint Venturer’s name on Schedule A, the receipt of which will be acknowledged by the Company, on the Contribution Date (as defined in Section 3.4). The Capital Contribution to be made by Asia Leader shall be US$70,000,000 in the form of cash subject to adjustment as set forth in Section 3.1.2. The Capital Contribution to be made by RAD shall be in the form of RAD obtaining for the Company the following agreements:

(a) Exclusive cooperation agreement between the Company and NCIL substantially in the form of Exhibit A to be agreed and attached within fourteen (14) days of the date hereof (the “Exclusive Cooperation Agreement”)

(b) Three framework contracts substantially in the forms set forth in Exhibit B to be agreed and attached within fourteen (14) days of the date hereof, which shall include the framework contract for ATM among the Company, NCIL, the supplier and the lessee (the “ATM Framework Contract”), the framework contract for automobiles among the Company, NCIL and the supplier (the “Automobile Framework Contract”), and the framework contract for windmills among the Company, NCIL and the supplier (the “Windmill Framework Contract”);

(c) Three trust lease contracts substantially in the forms set forth in Exhibit C to be agreed and attached within fourteen (14) days of the date hereof, which shall include the trust lease contract for ATM between the Company and NCIL (the “ATM Trust Lease Contract”), the trust lease contract for automobiles between the Company and NCIL (the “Automobile Trust Lease Contract”), and the trust lease contract for windmills between the Company and NCIL (the “Windmill Trust Lease Contract”);

(d) Three lease contracts substantially in the forms set forth in Exhibit D to be agreed and attached within fourteen (14) days of the date hereof, which shall include the lease contract for ATM between the NCIL and each lessee (the “ATM Lease Contract”), the lease contract for automobiles between NCIL and each lessee (the “Automobile Lease Contract”), and the lease contract for windmills between the NCIL and each lessee (the “Windmill Lease Contract”);

(e) Three supply contracts substantially in the forms set forth in Exhibit E to be agreed and attached within fourteen (14) days of the date hereof, which shall include the supply contract for ATM among the Company, NCIL, the supplier and and each lessee (the “ATM Supply Contract”), the supply contract for automobiles among the Company, NCIL and the supplier (the “Automobile Supply Contract”), and the supply contract for windmills among the Company, NCIL and the supplier (the “Windmill Supply Contract”);

(f) Arranger Agreements substantially in the form of Exhibit F to be agreed and attached within fourteen (14) days of the date hereof (the “Arranger Agreements”);

(g) Right of first refusal agreement executed and dated as of the date hereof in the form of Exhibit G (the “Right of First Refusal Agreement”);

(h) Joint venture contracts between the Company and the following three PRC entities or their nominees, , , and , which contracts shall be signed within ninety (90) days of the Contribution Date (the “Joint Venture Contracts”); and

(i) Temporary assistance to the Company until the WFOE receives its official business license authorizing it to engage in the financial leasing business in the PRC (with such assistance to be provided at cost by RAD to the Company).

3.1.2 Adjustment to Asia Leader’s Capital Contribution. The parties agree that the value of the equipment purchased by the Company pursuant to the Supply Agreements shall amount to US$70,000,000. However, in the event that the value of such equipment shall be less than US$70,000,000 the amount of Asia Leader’s Capital Contribution shall be decreased by the same amount, provided that in no event shall the value of such equipment as set forth in the Supply Agreements be less than US$50,000,000.

3.1.3 No Further Capital Contributions. Except as set forth in this Section 3.1, no Joint Venturer shall be required to make any capital contribution or lend money to the Company.

3.2 No Interest. No Joint Venturer shall be entitled to receive any interest on his Capital Contributions.

3.3 Share Certificates. The Company shall issue certificates representing the shares of stock contemplated by Schedule A.

3.4 Conditions to Capital Contributions. Subject to the terms and conditions of this Agreement, the making of the capital contributions of the Joint Venturers shall be subject on or prior to the date on which the last of conditions set forth in this Section 3.4 has been satisfied or waived by the relevant Joint Venturer (the “Contribution Date”).

3.4.1 Conditions to Obligations of Asia Leader. The obligations of Asia Leader to make its capital contributions shall be subject to the fulfillment or its waiver of each of the following conditions:

(a) Representations, Warranties, and Covenants. The representations, warranties and covenants of RAD and Kevin Ma contained in this Agreement shall have been true and correct when made and shall be true and correct as of the Contribution Date with the same force and effect as if made as of the Contribution Date; RAD and Kevin Ma shall have performed all obligations under this Agreement required to be performed by them as of the Contribution Date.

(b) No Proceeding or Litigation. No Action shall have been commenced or threatened by or before any Governmental Authority against RAD, NCIL (as defined in Section 9.1) or Kevin Ma seeking to restrain or materially and adversely alter the transactions contemplated hereby or which is likely to render it impossible or unlawful to consummate the transactions contemplated by this Agreement or that could have a Material Adverse Effect.

(c) Consents and Approvals. RAD and NCIL shall have received or made all required filings and approvals from all Government Authorities and notices to or required consents of any other third parties (including the stockholder approval if required) for the consummation of the transactions contemplated by this Agreement.

(d) Signature and Effectiveness of Agreements. The Company shall have received the following duly signed agreements, which agreements shall be effective as of the Contribution Date: Exclusive Cooperation Agreement, ATM Framework Contract, Automobile Framework Contract, ATM Trust Lease Contract, Automobile Trust Lease Contract, ATM Lease Contract, ATM Supply Contract, Automobile Supply Contract and the Arranger Agreements. In addition, Asia Leader may at its option require that RAD shall obtain for the Company the following duly signed agreements, which agreements shall be effective as of the Contribution Date, as conditions to be fulfilled under this Section 3.4.1: Windmill Framework Contract, Windmill Trust Lease Contract, Windmill Lease Contract, Windmill Supply Contract and certain Automobile Lease Contracts.

(e) No Material Adverse Effect. No event or events shall have occurred, or be reasonably likely to occur, which, individually or in the aggregate, have, or could have, a Material Adverse Effect on the business or operations of NCIL or its ability to perform its obligations under the Exclusive Cooperation Agreement, ATM Framework Contract, Automobile Framework Contract, ATM Trust Lease Contract, Automobile Trust Lease Contract, ATM Lease Contract, ATM Supply Contract, Automobile Supply Contract, Arranger Agreements, Right of First Refusal Agreement or any of the contracts that Asia Leader shall require under the second sentence of Section 3.4.1(d) to be signed and effective as of the Contribution Date.

(f) Opinions. Asia Leader shall have received from (i) PRC counsel to NCIL a legal opinion addressed to Asia Leader with respect to PRC legal matters in form and substance reasonably satisfactory to Asia Leader and its legal counsel dated the Contribution Date; and (ii) Bahamas counsel to RAD a legal opinion addressed to Asia Leader in form and substance reasonably satisfactory to Asia Leader and its legal counsel dated the Contribution Date.

(g) Buyout Documents. Asia Leader shall have received the documents referred to in Section 5.3.3, including without limitation the Share Transfer Certificate and the release from RAD.

(h) Resolutions. Asia Leader shall have received true and complete copies, certified by a duly authorized director or corporate officer of RAD, of the resolutions duly and validly adopted by the Board of Directors of RAD and, if necessary, the resolutions of the shareholders of RAD evidencing RAD’s and such shareholders’ authorization of RAD’s execution, delivery and performance of this Agreement.

(i) Consulting Agreement. Asia Leader and the Company shall have received a duly executed original of the consulting agreement between the Company and Shanghai Century Capital Corporation (“SHCC”), a corporation in the process of formation in the accordance with the laws of the Cayman Islands owned by the current Co-Chief Executive Officers of Shanghai Century Acquisition Corporation, pursuant to which SHCC will provide certain management consulting services to the Joint Venture in consideration of a total of US$1,600,000 in fees, payable in three installments of US$600,000 on the Closing Date, US$500,000 on January 1, 2009 and US$500,000 on January 1, 2010.

3.4.2 Conditions to Contributions of RAD. The obligations of RAD to make its capital contributions shall be subject to the fulfillment or its waiver of each of the following conditions:

(a) Representations, Warranties and Covenants. The representations and warranties of Asia Leader contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Contribution Date with the same force and effect as if made as of the Closing Date; Asia Leader shall have performed all obligations under this Agreement required to be performed by it as of the Contribution Date.

(b) No Proceeding or Litigation. No Action shall have been commenced by or before any Governmental Authority against Asia Leader seeking to restrain or materially and adversely alter the transactions contemplated by this Agreement or which is likely to render it impossible or unlawful to consummate the transactions contemplated by this Agreement.

(c) Resolutions. RAD shall have received a true and complete copy, certified by the Secretary or a director of Asia Leader of the resolutions duly and validly adopted by the Board of Directors of Asia Leader evidencing its authorization of the execution, delivery, and performance of this Agreement.

(d) Option to Purchase. RAD shall have received from Asia Leader the original of its notice to exercise the Buyout Option and a copy of the wiring instructions to effect payment of such purchase of such shares of the Company owned by RAD.

(e) Cash Capital Contribution of Asia Leader. The Company shall have received the cash capital contribution of Asia Leader as set forth in Sections 3.1.1 and 3.1.2.

3.5 Conditions Subsequent.

(a) Joint Venture Contracts. Within ninety (90) days following the Contribution Date, RAD shall obtain for the Company the duly signed three Joint Venture Contracts with the three Chinese entities or their nominees as set forth in Section 3.1.1(h).

(b) Automobile Lease Contracts. Within six (6) months following the Contribution Date, RAD shall obtain for the Company all those duly signed Automobile Lease Contracts designated by the Company that were not previously signed and became effective at the Contribution Date.

(c) Windmill Contracts. If Asia Leader does not require all of the windmill-related contracts set forth in the second sentence of Section 3.4.1(d) to be signed and become effective on the Contribution Date, then the Company shall have the right to require RAD to obtain for the Company within six (6) months following the Contribution Date AD any or all of the Windmill Framework Contract, Windmill Trust Lease Contract, Windmill Lease Contract and Windmill Supply Contract.

ARTICLE IV
MANAGEMENT AND CONTROL OF THE COMPANY

4.1 Management by the Board of Directors

4.1.1 Exclusive Management by the Board. The business, property and affairs of the Company shall be managed exclusively by its Board of Directors, which shall consist of three (3) members and shall have full, complete and exclusive authority, power and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters, to bind the Company and to perform any and all other actions customary or incident to the management of the Company’s business, property and affairs and no Joint Venturer shall have any right or power to participate in the management of the Company or to bind the Company. Asia Leader shall appoint two (2) directors and RAD shall appoint one (1) director. Each Joint Venturers may at any time replace any of the directors it appoints.

4.1.2 Initial Designation. Asia Leader initially designates Richard Li and Mr. Hong Da Pan to serve as directors of the Company, RAD initially designates Kevin Ma to serve as a director of the Company. The Joint Venturers agree that Kevin Ma shall serve as the chief executive officer of the Company.

4.1.3 Arm’s Length Transactions. Without the unanimous consent of the Board of Directors of the Company, any transaction or fees between the Company and a Joint Venturer or an Affiliate of a Joint Venturer shall be at arm’s length, upon terms no less favorable to the Company than would be obtained from unrelated third parties dealing at arm’s length. The Joint Venturers agree that the terms and provisions of this Agreement and the transactions contemplated hereby satisfy such standard.

ARTICLE V
TRANSFER OF INTERESTS

5.1 Transfer of Interests. Except as otherwise expressly provided in this ARTICLE V, no Joint Venturer may Transfer all or any portion of its shares in the Company. Any attempted Transfer in violation of this ARTICLE V hereof shall be null and void ab initio, and shall not bind the Company.

5.2 Enforcement. Upon application to any court of competent jurisdiction, a Joint Venturer shall be entitled to a decree against any Person violating or about to violate such restrictions, requiring their specific performance, including those requiring or prohibiting a Transfer of all or a portion of his Interest.

5.3 Option to Purchase.

5.3.1 Grant of Option. RAD hereby grants Asia Leader the exclusive option (the “Buyout Option”) to purchase all of its shares in the Company at any time following the date hereof, on an all or none basis and at a purchase price of US$31,800,000.

5.3.2 Notice and Election. If Asia Leader exercises the Buyout Option, it shall provide notice in writing to such effect to RAD in accordance with Section 10.5. In the event such exercise of the Buyout

Option is to be effected simultaneously with the acquisition of Asia Leader by Shanghai Century Acquisition Corporation (“Shanghai”), the closing of the Buyout Option shall take place concurrently with the closing of the acquisition of Asia Leader by Shanghai and no notice shall be required under this Section 5.3.2.

5.3.3 Closing. The closing of a sale of RAD’s shares of the Company pursuant to Section 5.3.1 (the “Option Shares”) shall take place at the principal office of the Company at 10:00 a.m. local time on the tenth (10th) day after notice provided in Section 5.3.2 is made, or at such other place, date and time as the Joint Venturers may agree. The purchase price for the Option Shares pursuant to Section 5.3.1 shall be paid in cash at the closing. RAD shall execute and deliver to the purchasing Asia Leader such documents as Asia Leader may reasonably request to effect the transfer, including without limitation a duly signed share transfer certificate (the “Share Transfer Certificate”) and take all necessary action to ensure the performance of the obligations and responsibilities of NCIL under the agreements set forth in Sections 3.1.1(a), (b), (c), (d) and (g) and as set forth in Section 3.1.1(i). In addition, RAD shall release the Company and Asia Leader from any claim arising out of or pursuant to this Agreement.

ARTICLE VI
ACCOUNTING, RECORDS AND REPORTING

6.1 Books and Records.

6.1.1 Maintenance and Access. The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, in accordance with the Company’s method of accounting, consistently applied. The books and records of the Company shall reflect all Company transactions and shall be appropriate and adequate for the Company’s business. The Company shall maintain all of the following at its principal office, with copies available at all times during normal business hours for inspection and copying upon reasonable notice by any Joint Venturer or his authorized representatives for any purpose reasonably related to the Interest of that Joint Venturer:

(a) true and full information regarding the status of the business and financial condition of the Company;

(b) promptly after becoming available, a copy of the Company’s tax returns, if any, for each Fiscal Year;

(c) a current list of the full name and last known business, residence or mailing address of each Joint Venturer and directors and officers of the Company;

(d) a copy of this Agreement and the organizational documents of the Company and all amendments thereto, together with executed copies of any written powers of attorney pursuant to which this Agreement or such organizational documents or any amendments thereto have been executed; and

(e) true and full information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each Joint Venturer and which each Joint Venturer has agreed to contribute in the future.

6.2 Reports.

6.2.1 Governmental Reports. The Company shall cause to be filed all documents and reports required to be filed with any governmental agency.

6.2.2 Tax Reports. The Company shall cause to be prepared and duly and timely filed, at the Company’s expense, all tax returns required to be filed by the Company.

6.3 Confidentiality. All books, records, financial statements, tax returns, budgets, business plans and projections of the Company, all other information concerning the business, affairs and properties of the Company and all of the terms and provisions of this Agreement shall be held in confidence by each Joint Venturer and their respective Affiliates, subject to any obligation to comply with (i) any applicable law, (ii) any rule or regulation of any legal authority or securities exchange, or (iii) any subpoena or other legal process to make information available to the Persons entitled thereto. Such confidentiality shall be maintained until such time, if any, as any such confidential information either is, or becomes, published or a matter of public knowledge (other than as a result of a breach of this Section 6.3 by such Person or its Affiliate).

ARTICLE VII
LIMITATION OF LIABILITY; STANDARD OF CARE; INDEMNIFICATION

7.1 Limitation of Liability. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company. No Joint Venturer, director or officer of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Joint Venturer or acting as a director or officer of the Company. Notwithstanding anything contained herein to the contrary, the failure of the Company to observe any formality or requirement relating to the exercise of its powers or the management of its business and affairs shall not be grounds for imposing personal liability on any Joint Venturer for any debt, obligation or liability of the Company.

7.2 Indemnification. The Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law, any Person made, or threatened to be made, a party to an action or proceeding, whether civil, criminal or investigative (a “proceeding”), including an action by or in the right of the Company, by reason of the fact that such Person was or is a Joint Venturer, director or officer of the Company or of any of the foregoing, from and against all judgments, fines, amounts paid in settlement and reasonable expenses (including investigation, accounting and attorneys’ fees) incurred as a result of such proceeding, or any appeal therein; provided, however, that nothing contained herein shall permit any Person to be indemnified or held harmless if and to the extent the liability sought to be indemnified or held harmless against results from a judgment or other final adjudication adverse to such Person that establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated. The termination of any such civil or criminal proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such Person did not act in good faith, for a purpose which he reasonably believed to be in, or not opposed to, the best interests of the Company, that he did not exercise reasonable care in selecting an employee, independent contractor or agent, that an act or omission involved actual fraud or willful misconduct, or that he had reasonable cause to believe that his conduct was unlawful. The Company’s indemnification obligations hereunder shall survive the termination of the Company. Each indemnified Person shall have a claim against the net assets of the Company for payment of any indemnity amounts from time to time due, which amounts shall be paid or properly reserved for prior to the making of distributions by the Company to the Joint Venturers.

7.3 Contract Right; Expenses. The right to indemnification conferred in this ARTICLE VII shall be a contract right. The Company may advance the expenses incurred by the indemnified Person in defending any such proceeding in advance of its final disposition, provided such Person agrees to repay any amount that it is ultimately determined such Person is not entitled to receive under this ARTICLE VII.

7.4 Indemnification of Employees and Agents. In addition to the indemnification provided in Sections 7.2, the Company may grant rights to indemnification and to advancement of expenses to any employee, independent contractor or agent of the Company or to their officers, directors, shareholders, partners, Joint Venturers, managers, employees, independent contractors or agents, up to the extent provided to an indemnified Person pursuant to Section 7.2.

7.5 Nonexclusive Right. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this ARTICLE VII shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute or agreement, or under any insurance policy obtained for the benefit of any indemnified Person.

7.6 Severability. If any provision of this ARTICLE VII is determined to be unenforceable in whole or in part, such provision shall nonetheless be enforced to the fullest extent permissible, it being the intent of this ARTICLE VII to provide indemnification to all Persons eligible hereunder to the fullest extent permitted by applicable law.

ARTICLE VIII
JOINT VENTURER REPRESENTATIONS

Each Joint Venturer represents and warrants to the other Joint Venturers and the Company as follows:

8.1 Authority. The Joint Venturer has the requisite power and authority to enter into this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby do not violate any other agreement to which the Joint Venturer is a party. This Agreement constitutes a valid and binding agreement of the Joint Venturer, enforceable against the Joint Venturer in accordance with its terms, except that (a) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws, whether now or hereafter in effect, relating to or limiting creditors’ rights generally, and (b) enforcement of this Agreement may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought.

8.2 Preexisting Relationship or Experience. By reason of the Joint Venturer’s business or financial experience, or by reason of the business or financial experience of the Joint Venturer’s financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any Affiliate or selling agent of the Company, the Joint Venturer is capable of evaluating the risks and merits of an investment in his Interest and of protecting the Joint Venturer’s own interests in connection with the investment.

8.3 Access to Information. The Joint Venturer has had an opportunity to review all documents, records and books pertaining to this investment and has been given the opportunity to consult with counsel of its choice with respect to all aspects of this investment and the Company’s proposed business activities. To the extent desired, such Joint Venturer has been provided with such information as may have been requested and has at all times been given the opportunity to obtain additional information necessary to verify the accuracy of the information received and the opportunity to ask questions of and receive answers concerning the terms and conditions of the investment and the nature and prospects of the Company’s business.

8.4 Economic Risk. The Joint Venturer is financially able to bear the economic risk of an investment in his Interest, including the total loss thereof.

8.5 Investment Intent. The Joint Venturer is acquiring shares in the Company for investment purposes and for the Joint Venturer’s own account only and not with a view to, or for sale in connection with, any distribution of all or any part of such shares. Except for the shareholders, partners or Joint Venturers of the Joint Venturer, no other Person will have any direct or indirect beneficial interest in, or right to, such shares.

8.6 Consultation with Attorney. The Joint Venturer has been advised to consult with his own attorney regarding all legal and tax matters concerning an investment in the Company, has had adequate opportunity to do so, and has done so to the extent it considers necessary or advisable. The Joint Venturer acknowledges and agrees that it has not received or relied on any legal or tax advice from the Company, their Affiliates or any of their representatives.

8.7 Conflict. The Joint Venturer acknowledges and understands that the interests of each Joint Venturer may be different with respect to this Agreement. The Joint Venturer waives any conflict of interest that may exist with respect to the preparation of this Agreement.

ARTICLE IX
REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS
REGARDING NEW CENTURY INTERNATIONAL LIMITED

RAD and Kevin Ma jointly and severally hereby represent, warrant and covenant to Asia Leader and the Company as of the date hereof and as of the Contribution Date with the same force and effect as if made as of the Contribution Date as follows (except in each instance as specifically disclosed in a corresponding Schedule to this Agreement); provided, however, in respect of any event or change of circumstance occurring during the period from the day following the date hereof up to and including the Contribution Date, Kevin Ma shall not be held liable for any misrepresentation of breach of warranty resulting from such event or circumstance beyond the control of Kevin Ma, RAD or NCIL and such event or circumstance was not contributed to by the default, negligence, failure to take prudent action of follow any request, notice or instruction of any Governmental Authority, fraud or other wrongdoing of any kind by any of Kevin Ma, NCIL, RAD or any of their respective directors, officers, employees or agents:

9.1 Organization and Qualification. NCIL has been duly organized, validly existing and in good standing under the laws of the PRC, and has all requisite authority and power (corporate and other), governmental licenses, authorizations, consents and approvals to carry on its business as presently conducted and to own, hold and operate its properties and assets as now owned, held and operated, except where the failure to be so organized, existing and in good standing or to have such authority and power, governmental licenses, authorizations, consents or approvals would not have a Material Adverse Effect. All registered capital and other capital contributions shall have been duly paid up in accordance with the relevant PRC regulations and requirements and all necessary capital verification reports have been duly issued and not revoked.

9.2 Subsidiaries. Except as set forth on Schedule 9.2, NCIL does not own directly or indirectly, any equity or other ownership interest in any corporation, partnership, joint venture or other entity or enterprise.

9.3 Articles of Association. True, correct and complete certified translated copies of the articles of association and the business license of NCIL have been delivered to the Joint Venturers prior to the execution of this Agreement, and no action has been taken to amend or repeal such organizational documents. NCIL is not in violation or breach of any of the provisions of its organizational documents, except for such violations or breaches as, would not have a Material Adverse Effect.

9.4 Authority.

9.4.1 The execution and delivery of this Agreement does not violate any other agreement to which Kevin Ma is a party. This Agreement constitutes a valid and binding agreement of Kevin Ma, enforceable against Kevin Ma in accordance with its terms, except that (a) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws, whether now or hereafter in effect, relating to or limiting creditors’ rights generally, and (b) enforcement may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought.

9.4.2 NCIL has the requisite power and authority to enter into those agreements attached as exhibits to this Agreement to which it is a party (collectively, the “NCIL Agreements”). The execution and delivery of the NCIL Agreements and the consummation of the transactions contemplated thereby do not violate any other agreement to which NCIL is a party. Each NCIL Agreement constitutes a valid and binding agreement of NCIL, enforceable against NCIL in accordance with its terms, except that (a) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws, whether now or hereafter in effect, relating to or limiting creditors’ rights generally, and (b) enforcement of such NCIL Agreement may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought.

9.5 No Violation. Neither the execution nor the delivery of this Agreement or any Exhibit hereto, nor the consummation or performance of the transactions contemplated hereby or thereby will, directly or indirectly, (provided that the representations and warranties in paragraphs (b), (c) and (d) below are made by Kevin Ma subject to the best of his knowledge after due inquiry) (a) contravene, conflict with, or result in a violation of any provision of the organizational documents of NCIL; (b) contravene, conflict with, constitute a default (or an event or condition which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or result in the imposition or creation of any lien under, any agreement or instrument to which NCIL is a party or by which the properties or assets of NCIL are bound; (c) contravene, conflict with, or result in a violation of, any law or order to which NCIL, or any of the properties or assets owned or used by NCIL, may be subject; or (d) contravene, conflict with, or result in a violation of, the terms or requirements of, or give any governmental authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any licenses, permits, authorizations, approvals, franchises or other rights held by the NCIL or that otherwise relate to the business of, or any of the properties or assets owned or used by, NCIL, except, in the case of clause (b), (c), or (d), for any such contraventions, conflicts, violations, or other occurrences as would not have a Material Adverse Effect.

9.6 Capitalization of NCIL. The capitalization of NCIL is set forth on Schedule 9.5. There are no other outstanding shares of capital stock or voting securities and no outstanding commitments to issue any shares of capital stock or voting securities after the date hereof. The total equity interest of NCIL set forth on such schedule have been duly authorized, validly issued, fully paid and non-assessable, are free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute, their respective organizational documents or any agreement to which NCIL is a party or by which it is bound (except as contemplated by Exhibit G hereto), and such shares constitute all of the issued and outstanding capital stock of NCIL. The owners of the equity interest of NCIL named in Schedule 9.5 own, and have good, valid and marketable title to, all the equity interest of NCIL. There are no outstanding or authorized options, warrants, purchase agreements, participation agreements, subscription rights, conversion rights, exchange rights or other securities or contracts with respect to the equity of NCIL. There are no outstanding stockholders’ agreements, voting trusts or arrangements, rights of first refusal or other contracts pertaining to the equity of NCIL. None of the outstanding equity interests of NCIL has been issued in violation of any rights of any Person or in violation of any law. There are no outstanding contractual obligations (contingent or otherwise) of the Company to retire, repurchase, redeem or otherwise acquire any of its equity of, or other ownership interests in, the Company or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other Person.

9.7 Compliance with Laws and Other Instruments. Except as would not have a Material Adverse Effect, the business and operations of NCIL have been and are being conducted in accordance with all applicable laws and orders, provided that such representation and warranty in this Section 9.7 is made by Kevin Ma subject to the best of his knowledge after due inquiry. Except as would not have a Material Adverse Effect, NCIL has not received notice of any violation (or any proceeding involving an allegation of any violation) of any applicable law or order by or affecting NCIL and, to the knowledge of the NCIL, no proceeding involving an allegation of violation of any applicable law or order is threatened or contemplated.

9.8 Filings, Consents and Approvals. NCIL is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance of this Agreement by the Joint Venturers or any Exhibit hereto.

9.9 Regulatory Permits. NCIL possesses or has applied for all certificates, authorizations and permits issued by the appropriate central, provincial, local or foreign regulatory authorities necessary to conduct its business and to perform its obligations under the NCIL Agreements, except where the failure to possess such permits would not, individually or in the aggregate, have a Material Adverse Effect (“Material Permits”), and NCIL has not received any notice of proceedings relating to the revocation or modification of any Material Permit.

9.10 Compliance with PRC Anti-Corruption Laws. None of NCIL, its Affiliates and their respective directors, officers, employees, representatives or agents has violated any applicable PRC laws that prohibit directly or indirectly making any payment (including any kick-back or commission) or giving any other thing of value (including fee, gift, travel expense or entertainment) to any person who is an official, officer, agent, employee or representative of any governmental authority or any existing or prospective customer (whether or not government-owned) in order to gain any business, commercial or financial advantage or benefit; provided that such representation and warranty in this Section 9.10 is made by Kevin Ma subject to the best of his knowledge after due inquiry.

9.11 Patents and Trademarks. NCIL either owns, free and clear of all liens and encumbrances, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, domain names, software databases, computer programs, licenses and other similar rights that are necessary or material for use in connection with its business and which the failure to so own or have such rights could reasonably be expected to result in a Material Adverse Effect (collectively, the “Intellectual Property Rights”). NCIL has not (i) received any notice or other claim, written or oral, that the Intellectual Property Rights owned or used by NCIL violate or infringe upon the rights of any Person, or (ii) received any invitation to license any intellectual property rights of any Person in order to avoid such a violation or infringement. To the knowledge of NCIL, there is no existing infringement of any of the Intellectual Property Rights by any Person. NCIL has taken reasonable measures to protect and preserve its Intellectual Property Rights, including maintaining the secrecy and confidentiality of its trade secrets.

9.12 Litigation. Except as set forth on Schedule 9.12, there is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the best knowledge of RAD or Kevin Ma after due inquiry, threatened against or affecting the NCIL or its properties or business before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”) which: (i) adversely affects or challenges the legality, validity or enforceability of this Agreement or any Exhibit hereto or (ii) could, if there were an unfavorable decision, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect on the business and operations of NCIL.

9.13 Taxes. For purposes of this Agreement, the following terms have the following meanings: “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any governmental entity (a “Tax authority”) responsible for the imposition of any such tax (domestic or foreign); (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period; and (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of being a transferee of or successor to any person, as a result of any express or implied obligation to indemnify any other person, including pursuant to any Tax sharing or Tax allocation agreement, as a result of being a responsible person, or otherwise. “Tax Return” means any return, statement, report or form (including, without limitation, claims for refunds or credits, estimated Tax returns and reports, withholding Tax returns and reports and information reports and returns) filed or required to be filed with respect to Taxes.

(a) all Tax Returns required to be filed by or on behalf of NCIL and its subsidiaries have been timely filed and all Tax Returns filed by or on behalf of NCIL and its subsidiaries were (at the time they were filed) and are true, correct and complete in all respects; (b) all Taxes of NCIL and its subsidiaries (whether or not reflected on any Tax Return) have been fully and timely paid, (c) no waivers or extensions of statutes of limitation have been given or requested with respect to NCIL or its subsidiaries in connection with any Tax Returns or with respect to any Taxes payable by it; (d) no governmental entity in a jurisdiction where NCIL or its subsidiaries do not file Tax Returns has made a claim, assertion or threat to NCIL or its subsidiaries s that it is or may be subject to taxation by such jurisdiction; (e) each of NCIL and its subsidiaries has duly and timely collected or withheld, and paid over and reported to the appropriate governmental entity all amounts required to be so collected or withheld and paid over for all periods under all applicable laws; (f) there are no liens with respect to Taxes on NCIL or its subsidiaries or any of their property or assets; (g) there are no Tax rulings, requests for rulings, or closing agreements relating to NCIL or its subsidiaries for any period (or portion of a period) that would affect any period after the date hereof; and (h) any adjustment of Taxes of NCIL or its subsidiaries made by a governmental entity in any examination that NCIL or its subsidiaries is required to report to the appropriate Tax Authority has been reported, and any additional Taxes due with respect thereto have been paid.

(b) there is no pending proceeding with respect to any Taxes of NCIL or its subsidiaries, nor, to the knowledge of RAD and Kevin Ma, is any such proceeding threatened. NCIL has made available to the Company prior to the date of this Agreement, true, correct and complete copies of all Tax Returns, examination reports and statements of deficiencies assessed or asserted against or agreed to by NCIL or its subsidiaries since their inception and any and all correspondence with respect to the foregoing.

9.14 Indemnification. RAD and Kevin Ma hereby jointly and severally agree to indemnify and hold the Company and Asia Leader harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such party may suffer or incur as a result of or relating to (i) any breach of any of the representations, warranties, covenants or agreements made by RAD or Kevin Ma in this Agreement or (ii) any action instituted against the Company, or Asia Leader or their respective Affiliates, with respect to any of the transactions contemplated by this Agreement or any Exhibit hereto if such action is based upon a breach of the representation, warranties or covenants by RAD or Kevin Ma under this

Agreement. If any action shall be brought against any such party in respect of which indemnity may be sought pursuant to this Section 9.11, such party shall promptly notify RAD and Kevin Ma in writing, and they shall have the right to assume the defense thereof with counsel of their own choosing. Any such party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such party except to the extent that (A) the employment thereof has been specifically authorized by RAD and Kevin Ma in writing; or (B) RAD and Kevin Ma have failed after a reasonable period of time to assume such defense and to employ counsel. Notwithstanding any other provision of this Agreement to the contrary, any of representations, warranties, covenants or agreement made by RAD or Kevin Ma in this Agreement and the indemnities given by RAD and Kevin Ma pursuant to this Section 9.14 shall survive until the second anniversary of the Contribution Date and the maximum liability of RAD and Kevin Ma shall not exceed US$31,800,000; provided, however, the making of such representations, warranties, covenants and agreements shall be subject to Asia Leader making its Capital Contribution on the Contribution Date.

9.15 Access to Information. RAD and Kevsubject to in Ma shall arrange for Asia Leader to have an opportunity to review all documents, records and books pertaining to NCIL and NCIL’s business activities and to ask questions of and receive answers concerning the business and operations of NCIL as it shall determine, upon reasonable advance notice and during ordinary business hours.

ARTICLE X
MISCELLANEOUS

10.1 Amendments. Except as otherwise provided herein, no amendment, supplement, modification or restatement to this Agreement shall be valid or effective unless in writing and authorized by both Joint Venturers.

10.2 Offset Privilege. The Company may offset against any monetary obligation owing from the Company to any Joint Venturer any monetary obligation then owing from that Joint Venturer to the Company.

10.3 Confidentiality. Except in connection with any dispute between the parties and subject to any obligation to comply with (i) any applicable law, (ii) any rule or regulation of any governmental entity or securities exchange, or (iii) any subpoena or other legal process to make information available to the persons entitled thereto, whether or not the transactions contemplated herein shall be concluded, all information obtained by any party about any other, and all of the terms and conditions of this Agreement, shall be kept in confidence by each party, and each party shall cause its stockholders, directors, officers, managers, employees, agents and attorneys to hold such information confidential. Such confidentiality shall be maintained to the same degree as such party maintains its own confidential information and shall be maintained until such time, if any, as any such data or information either is, or becomes, published or a matter of public knowledge; provided, however, that the foregoing shall not apply to any information obtained by a party through its own independent investigations of the other party or received by a party from a source not known by such party to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the other party, nor to any information obtained by a party which is generally known to others engaged in the trade or business of such party. In the event a party to this Agreement becomes legally compelled to disclose any such information, it shall promptly provide the others with written notice of such requirement so that the other parties to this Agreement may seek a protective order or other remedy. If this Agreement shall be terminated for any reason, the parties shall return or cause to be returned to the others all written data, information, files, records and copies of documents, worksheets and other materials obtained by such parties in connection with this Agreement.

10.4 Public Announcements. No party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party, and the parties shall cooperate as to the timing and contents of any such press release or public announcement; provided, however, in the event an agreement for the acquisition of Asia Leader is signed, the acquirer of Asia Leader shall be entitled to make such press releases, public announcements and other public disclosures of this Agreement and the transactions contemplated hereby as deemed appropriate by such acquirer.

10.5 Notices. Any notice or other communication (collectively, “notice”) to be given to the Company or either Joint Venturer in connection with this Agreement shall be in writing and will be deemed to have been given and received (a) on the date delivered if by courier or other means of personal delivery, (b) on the date sent by telecopy with automatic confirmation by the transmitting machine showing the proper number of pages were transmitted without error, (c) on the next Business Day after being sent by a internationally recognized overnight mail service in time for and specifying next day or next Business Day delivery, or (d) on the fifth (5th) day after mailing by international certified or registered mail, in each case postage prepaid and with any other costs necessary for delivery paid by the sender. Any such notice must be given, if to the Company, to the Company at its principal place of business, and if to any Joint Venturer, to such Joint Venturer at the address specified on Schedule A. Any party may by notice pursuant to this Section 10.5 designate another address as the new address to which notice must be given.

10.6 Fees and Expenses. Each party shall bear his own fees and expenses in connection with this transaction; provided, however, that the fees and expenses of Loeb & Loeb LLP in connection with the preparation of this Agreement and any related documents shall be borne by the Company. If the cash Capital Contributions to be made by Asia Leader set forth in Section 3.1.1 is not made prior to April 30, 2008, then RAD shall be entitled to receive a non-performance fee of US$350,000, provided however that no such fee shall be paid in the event: (i) RAD, Kevin Ma or any of its or his Affiliates or Asia Leader failing to fulfill the Conditions to Obligations of Asia Leader set forth in Section 3.4.1or taking any action that would adversely affect the timely completion of such transactions; (ii) any material breach hereof the RAD or Kevin Ma, including the failure to deliver the legal opinions set forth in Section 4.41(f); (iii) any material breach by Richard Li of the Stock Purchase Agreement (the “Stock Purchase Agreement”) between Shanghai Century Acquisition Corporation (“Shanghai Century”) and Richard Li; (iv) an event of force majeure, including any circumstances beyond the control of the parties, including without limitation, existing or future law or regulation, any existing or future act of governmental authority, act of God, flood, war whether declared or undeclared, terrorism, riot, rebellion, civil commotion, strike, lockout, other industrial action, general failure of electricity or other supply, aircraft collision, technical failure, accidental or mechanical or electrical breakdown, computer failure or failure of any money transmission system; (v) any change in law or imposition of any requirement of any regulatory approval in the People’s Republic of China for the consummation of the Stock Purchase Agreement, the Company engaging in the Business or NCIL’s execution, delivery and implementation of the NCIL Agreements; (vi) any event or events have occurred, or information has become known or any condition exist that could, individually or in the aggregate, a Material Adverse Effect on (A) the proposed properties, business, operations, assets, liabilities or condition (financial or otherwise) of the Company, taken as a whole, (B) the ability of any of the parties hereto to perform their respective obligations hereunder or under the Stock Purchase Agreement, (C) the validity or enforceability of any of this Agreement, the Stock Purchase Agreement or any of the NCIL Agreements, (D) the business of NCIL or its ability to perform its obligations under any of the NCIL Agreements or (E) the leasing market in the PRC; or (viii) the results of Asia Leader’s business, legal and financial due diligence of NCIL or RAD shall reveal any undisclosed material fact or circumstance that would have a Material Adverse Effect regarding the proposed Business of the Company or the ability of RAD or Kevin Ma to perform its or his obligations hereunder.

10.7 Waiver. No course of dealing or omission or delay on the part of any party hereto in asserting or exercising any right hereunder shall constitute or operate as a waiver of any such right. No waiver of any provision hereof shall be effective, unless in writing and signed by or on behalf of the party granting the waiver. No waiver shall be deemed a continuing waiver or waiver in respect of any other or subsequent breach or default, unless expressly so stated in writing.

10.8 Governing Law. This Agreement shall be governed by, construed, interpreted and enforced in accordance with the laws of the State of New York, without giving effect to any principles of conflicts of law that would result in the application of the substantive law of any other jurisdiction.

10.9 Remedies. Notwithstanding the foregoing, in the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

10.10 Jurisdiction of Disputes. Any dispute arising out of or in connection with this Agreement shall be finally settled under the Rules of the Hong Kong International Arbitration Centre (the “Arbitration Centre”) by three (3) arbitrators appointed as follows: one (1) arbitrator shall be appointed by RAD, one (1) arbitrator shall be appointed by Asia Leader, and the third arbitrator shall be appointed by the two arbitrators appointed by RAD and Asia Leader. If such two arbitrators fail to appoint such third arbitrator within a period of thirty (30) days, then such third arbitrator shall be appointed by the chairman of the Arbitration Centre. The place of arbitration shall be in Hong Kong. The arbitration shall be conducted in English. The arbitration awards shall be final and binding upon the parties. The costs of the arbitration proceeding and any proceeding in court to confirm or to vacate any arbitration award, as applicable (including each party’s attorneys’ fees and costs), shall be borne by the unsuccessful party or, at the discretion of the arbitrators, may be prorated between the parties in such proportion as the arbitrator determines to be equitable and shall be awarded as part of the arbitrators’ award.

10.11 Severability. The provisions hereof are severable and in the event that any provision of this Agreement shall be determined to be illegal, invalid or unenforceable in any respect by a court of competent jurisdiction, the remaining provisions hereof shall not be affected, but shall, subject to the discretion of such court, remain in full force and effect, and any illegal, invalid or unenforceable provision shall be deemed, without further action on the part of the parties hereto, amended and limited to the extent necessary to render such provision, as so amended and limited, legal, valid and enforceable, it being the intention of the parties that this Agreement and each provision hereof shall be legal, valid and enforceable to the fullest extent permitted by applicable law.

10.12 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

10.13 Further Assurances. Each party hereto shall promptly execute, deliver, file or record such agreements, instruments, certificates and other documents and take such other actions as the Company may reasonably request or as may otherwise be necessary or proper to carry out the terms and provisions of this Agreement and to consummate and perfect the transactions contemplated hereby. Failure to comply with this Section 10.13 shall be considered a breach of a material provision.

10.14 Assignment. Except as otherwise provided herein, this Agreement, and any right, interest or obligation hereunder, may not be assigned by any party hereto without the prior written consent of each other party hereto. Any purported assignment without such consent shall be null and void ab initio and without effect.

10.15 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, successors and permitted assigns.

10.16 No Third Party Beneficiary. This Agreement is not intended, and shall not be deemed, to create or confer any right or interest for the benefit of any Person not a party hereto.

10.17 Titles and Captions. The titles and captions of the Articles, Sections and Exhibits of this Agreement are for convenience of reference only and do not in any way define or interpret the intent of the parties or modify or otherwise affect any of the provisions hereof and shall not have any affect on the construction or interpretation of this Agreement.

10.18 Construction. This Agreement shall not be construed against any party by reason of such party having caused this Agreement to be drafted.

10.19 Usage. References in this Agreement to “Articles,” “Sections,” “Schedules” and “Exhibits” shall be to the Articles, Sections, Schedules and Exhibits of this Agreement, unless otherwise specifically provided; all Schedules and Exhibits are incorporated herein by reference; any use in this Agreement of the singular or plural, or to the masculine, feminine or neuter gender, shall be deemed to include the others, unless the context otherwise requires; the words “herein,” “hereof” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this

Agreement; the words “include,” “includes” and “including” and words of similar import when used in this Agreement shall be deemed to be followed by the phrase “without limitation;” the words “or,” “either” and “any” shall not be exclusive; any reference in this Agreement to a “day” (without explicit qualification as a Business Day) shall be interpreted as referring to a calendar day; if any action is required to be taken or notice is required to be given on or by a particular day, and such day is not a Business Day, then such action or notice shall be considered timely if it is taken or given on or before the next Business Day; each of the words “property” and “assets” includes property and assets of any kind, whether real or personal, tangible or intangible; except as otherwise specified in this Agreement, all references in this Agreement to any agreement, document, certificate or other written instrument shall be a reference to such agreement, document, certificate or instrument, in each case together with all exhibits, schedules, attachments and appendices thereto, and as amended, supplemented, restated, or otherwise modified from time to time in accordance with the terms thereof; and except as otherwise specified in this Agreement, all references in this Agreement to any law, statute or regulation shall be references to such law, statute or regulation as the same may be supplemented, amended, consolidated, superseded or modified from time to time.

10.20 Entire Agreement. This Agreement together with the Exhibits attached hereto constitute the entire understanding and agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous understandings and agreements relating thereto (written or oral), all of which are merged herein.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, effective as of the date first written above.

ASIA LEADER INVESTMENTS LIMITED

By: /s/ Richard Li

Name: Richard Li
Title: Director

RAD INTERNATIONAL INVESTMENT FUND LTD.

By: /s/ Kevin Ma

Name: Kevin Ma
Title: Director

Only with respect to the representations, warranties, covenants and agreements set forth in Article IX hereto:

/s/ Kevin Ma

Kevin Ma

SCHEDULE A

NAMES, ADDRESSES, CAPITAL CONTRIBUTIONS, AND
PERCENTAGES OF THE JOINT VENTURERS
AS OF FEBRUARY 20, 2008

Name, Address and Facsimile Number	Capital Contribution	Percentage
Asia Leader Investments Limited Room 1101, 11/F China Insurance Group Building, 141 Des Voeux Road Central, Hong Kong Fax: (852) 2878-7033	Up to $70,000,000 subject to Section 3.1.2	67%
RAD International Investments Company Limited Sassoon House Shirley Street and Victoria Avenue City of Nassau P.O. Box N-272 Nassau, Bahamas Fax: (8610) 6505-2926	Agreements and obligations set forth in Section 3.1.1	33%
		100%

SCHEDULE 9.2

(1)
JV Name:
Location:	Beijing
Percentage Shareholding:		60%
40%
Nature of Business:	Tax related consulting leveraging leasing structures
Incorporation:	Q4 2007
Registered Capital:	RMB 1m
Term:	10 years
(2)
JV Name:
Location:	Beijing
Percentage Shareholding:	Han Ming Kwun	39%
	Ding Tao	10%
51%
Nature of Business:	Car Leasing
Incorporation:	Q4 2007
Registered Capital:	RMB 1m
Term:	20 years

SCHEDULE 9.12

(1)
Plaintiff:	New Century International Leasing Company Limited
Date and Jurisdiction filed:	October 2004, Beijing
Defendant:
Contract Number:	2003NCLC7134B2
Amount Claimed:	RMB 2.2m
Outcome:	• [X_CGS]•[X_CGE] Court awarded NCIL RMB 2.2m.
• [X_CGS]•[X_CGE] NCIL worked out a repayment plan for RMB 2.2m in place (RMB 800k paid up, RMB 1.4m outstanding)

(2)
Plaintiff:	New Century International Leasing Company Limited
Defendant:
Date and Jurisdiction filed:	November 2006, Beijing
Contract Number:	2004NCLC8037
Amount Claimed:	RMB 2.7m
Outcome:	• [X_CGS]•[X_CGE] Court awarded NCIL RMB 2.7m
• [X_CGS]•[X_CGE] Repayment Plan for RMB 2.15m in place (RMB 60k paid up, RMB 2.09m outstanding)

EXHIBIT A

FORM OF
EXCLUSIVE COOPERATION AGREEMENT

[to be inserted]

EXHIBIT B

FORMS OF
ATM FRAMEWORK CONTRACT
AUTOMOBILE FRAMEWORK CONTRACT
WINDMILL FRAMEWORK CONTRACT

[to be inserted]

EXHIBIT C

FORMS OF
ATM TRUST LEASE CONTRACT
AUTOMOBILE TRUST LEASE CONTRACT
WINDMILL TRUST LEASE CONTRAC

[to be inserted]

EXHIBIT D

FORMS OF
ATM LEASE CONTRACT
AUTOMOBILE LEASE CONTRACT
WINDMILL LEASE CONRACT

[to be inserted]

EXHIBIT E

FORMS OF
ATM SUPPLY CONTRACT
AUTOMOBILE SUPPLY CONTRACT
WINDMILL SUPPLY CONTRACT

[to be inserted]

EXHIBIT F

FORM OF
ARRANGER AGREEMENTS

[to be inserted]

EXHIBIT G

RIGHT OF FIRST REFUSAL AGREEMENT

ANNEX C

Execution Copy

EXCLUSIVE COOPERATION AGREEMENT

BY AND BETWEEN

NEW GOAL INTERNATIONAL LIMITED

AND

NEW CENTURY INTERNATIONAL LEASING CO., LTD.

March 25, 2008

This Exclusive Business Cooperation Agreement (this “Agreement”) is made as of March __, 2008 by and between the following parties in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (“China” or the “PRC”).

Party A: New Goal International Limited, a limited liability company registered and organized under the laws of Hong Kong with its registered address at Room 3203A, 32/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.

Party B: New Century International Leasing Co., Ltd., a wholly foreign-owned enterprise duly established and registered under the laws of the PRC with its registered address at Suite 2121-2125, China World Trade Centre, No. 1 Jianguomenwai Avenue, Chaoyang District, Beijing, China.

Each of Party A and Party B shall be hereinafter referred to as a “Party” respectively, and as the “Parties” collectively.

WHEREAS:

1.	Party A is joint venture between Asia Leader Investments Limited (“Asia Leader”), a company duly established and validly existing under the laws of Hong Kong, which holds 67% of the issued and outstanding shares of Party A, and RAD International Investment Fund Ltd. (“RAD”), a company duly established and validly existing under the laws of the Commonwealth of the Bahamas, which holds 33% of the issued and outstanding shares of Party A.
2.	Party A’s operations, business scope and management and the capital contributions to be made by its respective shareholders are set forth in a joint venture agreement dated as of February 20, 2008 by and among Asia Leader, RAD and Kevin Ma (the “Joint Venture Agreement”).
3.	The Joint Venture Agreement provides that RAD’s capital contributions shall consist of RAD’s obtaining for Party A certain contracts effective as of the Contribution Date (as defined in the Joint Venture Agreement), including: (i) this Agreement; (ii) certain framework contracts, trust lease contracts, lease contracts and supply contracts in respect of ATM equipment, automobiles and windmills as set forth in Article 3.1.1(b)-(e) of the Joint Venture Agreement; (iii) certain arranger agreements as set forth in Article 3.1.1(f) of the Joint Venture Agreement; (iv) a certain right of first refusal agreement as set forth in Article 3.1.1(g) of the Joint Venture Agreement; and (v) certain joint venture contracts with three PRC entities as set forth in Article 3.1.1(h) of the Joint Venture Agreement. The contracts set forth in 3(ii), 3(iii) and 3(v) above (except those that may be waived by the parties to the Joint Venture Agreement as of the Contribution Date (as defined in the Joint Venture Agreement)) shall hereinafter be referred to as the “Initial Lease Contracts”.
4.	Kevin Ma indirectly owns through two holding companies 64% of the issued and outstanding shares of RAD.
5.	RAD directly owns 80% of the issued and outstanding shares of Party B and indirectly owns the remaining 20% of the issued and outstanding shares of Party B through its wholly-owned Hong Kong subsidiary New Century International Leasing Company Limited.
6.	Kevin Ma and RAD have instructed Party B to enter into this Agreement and the Initial Lease Contracts as well as the other contracts contemplated in the Joint Venture Agreement in order to fulfill RAD’s capital contribution obligations in respect of Party A.
7.	The value of RAD’s capital contributions to Party A should have a fair market value of not less than US$31.8 million as Article 5.3 of the Joint Venture Agreement provides that RAD grants Asia Leader the exclusive option to purchase at any time all of RAD’s 33% ownership of Party A for such amount.
8.	Party A will shortly begin the process of establishing a wholly-owned subsidiary (the “WFOE”) in Beijing, China with a duly issued financing lease license to engage in leasing, financing leasing and related services in the PRC. The period between the date of this Agreement and the date when the WFOE has received its business license to engage in such activities in the PRC is hereinafter referred to as the “Interim Period”.

9.	Party B has obtained all necessary governmental authorizations and approvals to carry out lease and financing lease business in China and has a duly issued and validly existing financing lease license issued by the relevant PRC governmental authorities no. 0496313 valid through November 18, 2019 (“Party B’s License Term”), a copy of which is attached hereto as Annex A (“Party B’s Leasing License”).
10.	Party B’s Leasing License permits it under relevant PRC laws to engage in leasing and financial leasing activities in the PRC on behalf of Party A as Party A’s trustee as contemplated under this Agreement and in accordance with the terms and conditions of the contracts contemplated hereunder.
11.	As of the date of this Agreement, Party A and Party B have entered into certain of the Initial Lease Contracts in respect of the ATM equipment program and the automobile program, pursuant to which Party A, as the beneficiary, entrusts Party B to provide certain financing lease services in China to certain lessees, and Party B agrees to such entrustment for Party A.
12.	Party A’s business scope as set forth in the Joint Venture Agreement includes engaging directly or indirectly in financial leasing arrangements and other financing services in the following agreed designated industries: alternative energy, financial and banking services infrastructure, energy saving infrastructure, automobiles and transportation, healthcare, aviation, telecommunications other than 2G subscriber financing and 2G network expansion, forestry and other industries determined by the Board of Directors of Party A. The business scope set forth in the previous sentence is hereinafter referred to as “Party A’s Business Scope” and the designated industries set forth in therein is hereinafter referred to as “Party A’s Designated Industries”.
13.	Party A desires to obtain from Party B, and Party B desires to provide Party A with, exclusive leasing, financial leasing and related financial services and through Party B’s entrustment of Party A to permit Party A or the WFOE, as the case may be, to obtain all the economic benefits of Party B’s Leasing License in respect of Party A’s Designated Industries and other industries permitted under this Agreement.

Now, therefore, through friendly mutual discussions, the Parties have reached the following agreements:

1.	Services Provided by Party B
1.1	Party B hereby agrees to provide on an exclusive basis to Party A business support services, consulting services and arrangement services, including but not limited to the arranging leasing transactions; introducing Party A and the WFOE to potential lessees, suppliers and financing institutions; structuring leasing transactions; and entering into the necessary leasing related contracts and agreements on an entrustment basis for Party A as beneficiary or arranging for the WFOE to directly enter into such leasing contracts, including without limitation the Initial Lease Contracts, in order for Party A or the WFOE, as the case may be, to obtain during the Term (as defined in Section 6.2 hereof) all the economic benefits of Party B’s Leasing License in the Designated Industries and other industries permitted under this Agreement and to the extent permitted under PRC law. Party B’s services hereunder shall include all services and assistance requested by Party A during the Term in order for Party A to fulfill Party’s A’s Business Scope and the business scope of the WFOE to be set forth in its business license.
1.2	Party B agrees to use its utmost best efforts to refer and/or arrange sufficient leasing business to Party A to enable Party A to receive net income from such leasing business in amounts of US$20 million in 2008, US$34 million in 2009 and US$57.8 million in 2010. Should these net income targets not be achieved in any year, Party B agrees that it shall immediately redouble its efforts to assist Party A and the WFOE and notwithstanding any other provision contained herein to the contrary shall give party A absolute priority to engage in any leasing program arranged by Party in any industry in order to make up the shortfall of net income in the following fiscal year.
1.3	Party B hereby agrees and covenants that, for each and every lease and/or financing lease program arranged by Party B in Party A’s Designated Industries and other industries permitted under this

Agreement during the Interim Period (and after the Interim Period if requested by Party A), Party B shall arrange and, if relevant, enter into the following contracts:

(i) a trust lease contract with Party A, whereby (a) Party A (as the beneficiary) will entrust Party B (as the trustee) to enter into a lease contract or contracts with the lessee(s) approved by Party A and provide the lease and/or financing lease to such lessee(s) on behalf of Party A, and (b) Party B shall collect all economic benefits derived from such lease contract(s) on behalf of Party A and deliver the same to Party A;

(ii) a lease contract as the lesser and trustee for Party A with the relevant lessee and collect all the economic benefits derived under such contract, including the rent of the leased assets, on behalf of Party A as the beneficiary;

(iii) a framework contract with Party A, the supplier of the leased assets and, if appropriate, the lessee or in certain lease programs such as the automobile program with the relevant dealer(s), which shall set forth certain terms, conditions and procedures to govern the trust lease contract, lease contract and supply contract with the supplier of the leased assets;

(iv) a purchase and sale contract or supply contract with Party A and the relevant supplier selected by the lessee(s) for purchase of the leased assets selected by the lessee(s); and

(v) if appropriate for such lease program, an arranger agreement between Party A and the supplier and other relevant party or parties in respect of arrangement fees to be paid to Party A in respect of such lease program.

The contracts set forth in Section 1.3(i)-(v) above shall hereinafter to referred to as the “Standard Lease Contracts”.

Party A and Party B agree that after the Interim Period, unless Party A’s rights, title or interest in the Initial and Contracts and the Standard Lease Contracts entered into during the Interim Period have been transferred to a bank or a third party approved by Party A or unless such Standard Lease Contracts have been terminated in accordance with the instructions of Party A, at the request of Party A Party B shall transfer and assign all of its rights, title and interest in such Standard Lease Contracts to the WFOE and the WFOE shall be the sole lesser under such Standard Lease Contracts and be entitled to all economic benefits thereunder.

1.4	Party B hereby agrees and covenants that in respect of each lease program arranged by Party B after the Interim Period in Party A’s Designated Industries or other industries permitted under this Agreement, at the request of Party A Party B will cause the lessees, suppliers and financing banks to enter into the appropriate lease contracts, supply contracts, financing contracts and other required contracts directly with the WFOE and the WFOE shall be the sole lesser under such contracts and shall be entitled to all economic benefits thereunder (the “WFOE Lease Contracts”).
1.5	The Parties agree that Party B shall continue its leasing business in the following industries: telecommunications in respect of 2G subscriber financing and 2G network expansion and office equipment industry (“Party B’s Designated Industries”). If either Party desires to engage in the leasing, financial leasing or related financial services business in an industry other than Party A’s Designated Industries and Party B’s Designated Industries, the two Parties shall negotiate in good faith as to which Party shall engage in such industry to the exclusion of the other Party and other terms that either Party regards as being material. If within thirty (30) days the Parties cannot agree as to which Party shall engage in such industry and other material terms, then both Parties shall be permitted to engage in such industry and Party B shall assist Party A, or at the request of Party A the WFOE, in the same manner as if such industry was a Party A Designated Industry. including, without limitation, in respect of Party A arranging and entering into the Standard Lease Contracts and in respect of the WFOE causing the lessees, suppliers and financing banks to enter into the WFOW Lease Contracts directly with the WFOE, with the result that Party A or the WFOE, as the case may be, shall receive all economic benefits under the Standard Lease Contracts or the WFOE Lease Contracts, as the case may be, in respect of such shared industries.

1.6	At the request of Party A during the Interim Period, and at the request of either Party A or the WFOE after the Interim Period, Party B shall make available all resources and take all actions necessary to assist Party A or the WFOE, as the case may be, to carry out, or establish other corporations, entities, branches or offices in China to carry out, the lease and/or financing lease business in Party A’s Designated Industries and other industries permitted hereunder.
1.7	The Parties agree that subject to Section 1.2: (i) Party A shall engage in the leasing, financial leasing and financing services only in Party A’s Designated Industries and other industries permitted hereunder but not in any of Party B’s Designated Industries; and (ii) Party B shall engage in the leasing, financial leasing and financing services only in Party B’s Designated Industries and other industries permitted hereunder but not in any of Party A’s Designated Industries; provided, however, if during the Term of this Agreement the Board of Party A determines that it is not in the best commercial interests of Party A to engage in a certain leasing program in either the aviation industry or the healthcare industry, Party A shall notify Party B in writing the details of such leasing program and advise Party B that it may proceed to engage in such leasing program on a nonexclusive basis. Upon-receipt of such notice Party B may proceed to engage in such leasing program.
2.	Covenant of Party B
2.1	Party B shall carry out its lease and financing lease business in a manner that is consistent with its past practice, unless otherwise provided herein or the contracts contemplated hereunder.
3.	Exclusivity
3.1	Party B agrees and covenants that the cooperation relationship with Party A described in this Agreement shall be exclusive. Party B agrees that, during the Term of this Agreement, it shall not directly or indirectly (or through its agents or affiliates) execute any contracts, agreements or documents (whether having legal effect or not), or enter into any arrangement, or participate in or execute any discussions, negotiations or memoranda of understanding, put forward offers or make acceptance, or establish similar cooperation relationship with any party other than with Party A in relation to the subject matters described under this Agreement, including, without limitation, any lease or lease related programs within Party A’s Designated Industries, unless Party A agrees otherwise in writing.
4.	Intellectual Property Rights and Confidentiality
4.1	Party A shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising out of or created during the performance of this Agreement, including but not limited to copyrights, patents, patent applications, software, technical secrets, trade secrets and others. Party B shall execute all appropriate documents, take all appropriate actions, submit all filings and/or applications, render all appropriate assistance and otherwise conduct whatever is necessary as deemed by Party A in its sole discretion for the purposes of vesting any ownership, right or interest of any such intellectual property rights in Party A, and/or perfecting the protections for any such intellectual property rights in Party A.
4.2	The Parties acknowledge that the existence and the terms of this Agreement and any oral or written information exchanged between the Parties in connection with the preparation and performance this Agreement are regarded as confidential information. Each Party shall maintain confidentiality of all such confidential information, and without obtaining the written consent of the other Party, it shall not disclose any relevant confidential information to any third parties, except for the information that: (a) is or will be in the public domain (other than through the receiving Party’s unauthorized disclosure); (b) is under the obligation to be disclosed pursuant to the applicable laws or regulations, rules of any stock exchange, or orders of the court or other government authorities; or (c) is required to be disclosed by any Party to its shareholders, investors, legal counsel or financial advisors regarding the transactions contemplated hereunder, provided that such shareholders, investors, legal counsel or financial advisors shall be bound by the confidentiality obligations similar to those set forth in this Section. Disclosure of any confidential information by the staff members or agencies hired by any Party shall be deemed disclosure of such confidential information by such Party, which Party shall be held liable for breach of this Agreement. This Section shall survive the termination of this Agreement for any reason.
5.	Representations and Warranties
5.1	Party A hereby represents and warrants as follows:
5.1.1	Party A is a limited liability company legally registered and validly existing in accordance with the laws of Hong Kong.
5.1.2	Party A has taken all necessary corporate actions, obtained all necessary authorization and the consent and approval from third parties and government agencies (if any) for the execution and performance of this Agreement and the Initial Lease Contracts. Party A’s execution and performance of this Agreement and the Initial Lease Contracts do not, and Party A’s execution and performance of the Standard Lease Contracts when duly executed will not, violate any requirements under the articles of association or any law or regulation applicable to Party A.
5.1.3	This Agreement and the Initial Lease Contracts constitute Party A’s legal, valid and binding obligations as of the respective effective date of such contracts enforceable in accordance with their respective terms and the Standard Lease Contracts when duly executed will constitute the legal, valid and binding obligations of Party A enforceable in accordance with their respective terms.
5.2	Party B hereby represents and warrants as follows:
5.2.1	Party B is a wholly foreign-owned enterprise legally registered and validly existing in accordance with the laws of China and Party B’s Leasing License permits it under relevant PRC laws to engage either by itself or as trustee for Party A on the basis of entrustment in the lease, financing lease and financial services business as contemplated hereunder, including without limitation the Initial Lease Contracts, the Standard Lease Contracts and the WFOE Lease Contracts.
5.2.2	Party B has taken all necessary corporate actions, obtained all necessary authorization and the consent and approval from third parties and government agencies (if any) for the execution and performance of this Agreement and the Initial Lease Contracts. Party B’s execution and performance of this Agreement and the Initial Lease Contracts do not, and Party B’s execution and performance of the Standard Lease Contracts when duly executed will not, violate any requirements under the articles of association or any law or regulation applicable to Party B.
5.2.3	This Agreement and the Initial Lease Contracts constitute Party B’s legal, valid and binding obligations as of their respective effective dates, enforceable in accordance with their respective terms and the Standard Lease Contracts and the WFOE Lease Contracts when duly executed will constitute the legal, valid and binding obligations of Party A enforceable in accordance with their respective terms.
6.	Effectiveness and Term
6.1	This Agreement shall become effective on the Contribution Date and, unless earlier terminated in accordance with Section 8 hereof, shall continue in effect until November 18, 2019, provided that in the event Party B’s Leasing License is extended or renewed, the Term hereof shall be extended for the period of such extension or renewal and all subsequent extensions and renewals.
7.	Event of Default and Indemnification
7.1	Event of Default: Failure of a Party to perform fully or partly its obligations under this Agreement or performance of such obligations in an inappropriate manner (whether by an act or omission of the Party) shall constitute an event of default (an “Event of Default”).

7.2	Material Breach of Contract: In respect of any Event of Default, if such event results in a Party being unable to obtain the major benefits under, or to realize the main objectives of, this Agreement (or the Initial Lease Contracts, Standard Lease Contracts, or the WFOE Lease Contracts due to the default of Party A or Party B, such event shall constitute a material breach of this Agreement. In determining whether a breach constitutes a material breach of contract, the effects of such breach on an accumulative and collective basis shall be taken into consideration as a whole.
7.3	Party B hereby agrees to indemnify and hold Party A and the WFOE harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expense, including all judgment, amounts paid in settlements, court costs and reasonable attorneys’ fees and cost of investigation that Party A may incur as a result of or relating to (i) any breach of any of the representations, warranties, covenants or agreements made by Party B in this Agreement, the Initial Lease Contracts, the Standard Lease Contracts and the WFOE Lease Contracts; or (ii) any action instituted against Party A or the WFOE or any of their respective affiliates with respect to any of the transactions contemplated by this Agreement, the Initial Lease Contracts, the Standard Lease Contracts and the WFOE Contracts or any annex or exhibit thereto if such action is based upon a breach of any representation, warranty or covenant by Party B under this Agreement, the Initial Lease Contracts, the Standard Lease Contracts or the WFOE Lease Contracts.
8.	Termination
8.1	Unless extended or renewed as set forth in Section 6.1, the Term of this Agreement shall terminate upon the date set forth in Section 6.1.
8.2	This Agreement may be earlier terminated:
(a)	by both Parties if mutually agreed in writing, provided that notwithstanding any other provision to the contrary in the event of mutual agreement to terminate such termination shall not be earlier than the date six months after the Interim Period irregardless of whether the Parties may subsequently agree to an earlier termination date;
(b)	by both Parties upon Party A’s acquisition of one hundred percent (100%) of the registered capital or equity of Party B, provided that notwithstanding any other provision to the contrary in the event of such acquisition such mutual agreement to terminate shall not be earlier than the date six months after the closing of such acquisition irregardless of whether the Parties may subsequently agree to an earlier termination date;
(c)	by either Party, if the other Party enters into any voluntary or involuntary bankruptcy proceedings unless the same are dismissed within ninety (90) days after their commencement or such Party is declared bankrupt by court.
9.	Governing Law and Resolution of Disputes
9.1	The execution, effectiveness, construction, performance, amendment and termination of this Agreement and the resolution of disputes hereunder shall be governed by the laws of the PRC.
9.2	Any dispute arising out of or in connection with this Agreement shall first be resolved through friendly negotiations. In the event the Parties fail to reach an agreement on the dispute within 30 days, such dispute shall be finally settled by arbitration under the Rules of the Hong Kong International Arbitration Centre (the “Arbitration Centre”) by three (3) arbitrators appointed as follows: one (1) arbitrator shall be appointed by each of the Parties and the third arbitrator shall be appointed by the two arbitrators appointed by the Parties. If such two arbitrators fail to appoint such third arbitrators within a period of thirty (30) days, then such third arbitrator shall be appointed by the chairman of the Arbitration Centre. The place of arbitration shall Hong Kong. The arbitration shall be conducted in English. The arbitration awards shall be final and binding on both Parties. The costs of the arbitration proceeding (including each Party’s legal fees and costs) shall be borne by the unsuccessful Party or, at the discretion of the arbitrators, may be prorated between the Parties in such proportion as the arbitrators determine to be equitable and shall be awarded as part of the arbitrators’ award.

9.3	Upon the occurrence of any disputes arising out of or in connection with this Agreement or during the pending arbitration of any dispute, except for the matters under dispute, the Parties to this Agreement shall continue to exercise their respective rights under this Agreement and perform their respective obligations under this Agreement.
10.	Notices
10.1	All notices and other communications required or permitted to be given pursuant to this Agreement shall be delivered personally or sent by registered mail, postage prepaid, by a commercial courier service or by facsimile transmission to the address of such Party set forth below. A confirmation copy of each notice shall also be sent by email. The dates on which notices shall be deemed to have been effectively given shall be determined as follows:
10.1.1	Notices given by personal delivery, by courier service or by registered mail, postage prepaid, shall be deemed effectively given on the date of delivery or refusal at the address specified for notices.
10.1.	Notices given by facsimile transmission shall be deemed effectively given on the date of successful transmission (as evidenced by an automatically generated confirmation of transmission).
10.2	For the purpose of notices, the addresses of the Parties are as set forth at the beginning of this Agreement and their facsimile numbers as follows:

Party A
Facsimile no. (852) 2878-7033

Party B
Facsimile no. (86 10) 6505-2926

10.3	Any Party may at any time change its address for notices by a notice delivered to the other Party in accordance with the terms hereof.
11.	Assignment
11.1	Without the other Party’s prior written consent, neither of the Parties shall assign its rights and obligations under this Agreement to any third party.
12.	Severability
12.1	In the event that one or several of the provisions of this Agreement are found to be invalid, illegal or unenforceable in any aspect in accordance with any laws or regulations, the validity, legality or enforceability of the remaining provisions of this Agreement shall not be affected or compromised in any aspect. The Parties shall strive in good faith to replace such invalid, illegal or unenforceable provisions with effective provisions that accomplish to the greatest extent permitted by law and the intentions of the Parties, and the economic effect of such effective provisions shall be as close as possible to the economic effect of those invalid, illegal or unenforceable provisions.
13.	Amendments and Supplements
13.1	Any amendments and supplements to this Agreement shall be in writing. The amendment agreements and supplementary agreements that have been signed by the Parties and that relate to this Agreement shall be an integral part of this Agreement and shall have the same legal validity as this Agreement.

IN WITNESS WHEREOF, the Parties have caused their authorized representatives to execute this Exclusive Business Cooperation Agreement as of the date first above written.

Party A: New Goal International Limited		Party B: New Century International Leasing Co., Ltd
Signature:	/s/ Pan Hongda	Signature:	/s/ Kevin Ma
Name:	Pan Hongda	Name:	Kevin Ma
Title:	Director	Title:	Legal Representative

ANNEX D

Execution Copy

EMPLOYMENT AGREEMENT

BY AND

KEVIN MA

AND

SHANGHAI CENTURY ACQUISITION CORPORATION

Dated: February 20, 2007

THIS EMPLOYMENT AGREEMENT (“Agreement”)

is made and entered into this
20th day of February 2008
by and
Kevin Ma
(the “Employee”)
and
Shanghai Century Acquisition Corporation

BACKGROUND

WHEREAS the Employee and the Company desire to enter into this Agreement for the purpose of retaining the services of the Employee, and the Company wishes to provide the Employee with an inducement to remain with the Company;

NOW, THEREFORE, intending to be legally bound, and in consideration of the premises and the mutual promises set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Employee agree as follows:

DEFINITIONS

“Administrator” means the Compensation Committee (as defined below) or the Board (as defined below) who administer the Employee Stock Options (as defined below) under applicable stock option agreements or stock incentive plans or schemes.

“Affiliate” means with respect to any Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Ancillary Agreements” is as defined in Article 5.

“Board” means the Board of Directors of the Company.

“Business” means engaging financial leasing and other leasing activities in the PRC either directly or through subsidiaries of the Company.

“Cash Compensation” is as defined in Section 2.1.

“Cause” means (i) the Employee commits a crime involving dishonesty, breach of trust, or physical harm to any person; (ii) The Employee materially breaches any applicable law or regulation that has a potentially material adverse effect on either the performance or Business of the Company or any of its Subsidiaries or on the Employee’s ability to carry out his duties as an officer or director of the Company or any of its Subsidiaries; (iii) the Employee willfully engages in conduct that is in bad faith and materially injurious to the Company, including but not limited to, misappropriation of trade secrets, fraud or embezzlement; (iv) the Employee commits a material breach of this Agreement or the Ancillary Agreements, which breach is not cured within twenty (20) days after written notice to the Employee from the Company; (iv) the Employee willfully refuses to implement or follow a reasonable and lawful policy or directive of the Company, which breach is not cured within twenty (20) days after written notice to the Employee from the Company; (v) the Employee engages in malfeasance demonstrated by a pattern of failure to perform job duties diligently and professionally; (vi) the Employees fails to substantially and materially achieve the Share Bonus targets set forth n Section 2.2, the Performance Targets referred to in Section 2.8 or budgets approved by the Board; or (vii) the conduct of the Employee brings disrepute to the Company or its Business or results in the portrayal of the Company in a negative light.

“Change in Control” means a change in ownership or control of the Company effected through either of the following transactions: (i) the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by a Company-sponsored employee benefit plan or by a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities pursuant to a tender or exchange offer made directly to the Company’s shareholders, or (ii) a change in the composition of the Board over a period of thirty-six (36) months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who are Continuing Directors. The “Continuing Directors” means members of the Board who either (i) have been Board members continuously for a period of at least thirty-six (36) months or (ii) have been Board members for less than thirty-six (36) months but were elected or nominated for election as Board members by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board. “Associate” has the meaning ascribed to such term in Rule 12b(2) promulgated under the Exchange Act.

“Company” means Shanghai Century Acquisition Corporation.

“Compensation Committee” means the compensation committee of the Board of the Company or such other group of directors performing similar functions.

“Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly or as a trustee or executor, of the power to direct or cause the direction of the management of a Person, whether through the ownership of stock, as a trustee or executor, by contract or credit agreement or otherwise.

“Corporate Transaction” means any of the following transactions: (i) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which the Company is incorporated; (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company; (iii) the complete liquidation or dissolution of the Company; (iv) any reverse merger or series of related transactions culminating in a reverse merger (including, but not limited to, a tender offer followed by a reverse merger) in which the Company is the surviving entity but (A) the Ordinary Shares outstanding immediately prior to such merger are converted or exchanged by virtue of the merger into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger, but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction; or (v) acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities.

“Effective Date” means the Closing Date of the Stock Purchase Agreement between Asia Leader Investments Limited and Shanghai Century Acquisition Corporation.

“Employee” is as defined in the Preamble.

“Employee Resignation” and “Employee Resignation Date” are defined in Section 3.1.2.

“Employment Capacity” shall be Chairman reporting to the Board of the Company.

“Employment Contract Termination Date” means the later of June 30, 2013 or the date on which either the Company or the Employee elects not to extend this Agreement further by giving written notice to the other party.

“Employment Final Termination Date” means the date upon which the Employee’s employment with the Company ceases for any reason under the terms and conditions of this Agreement..

“Employment Term” is as defined in Section 1.1.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Good Reason” in the context of the Employee’s resignation is defined as (a) a change made by the Company without Cause in the Employee’s position which materially reduces the Employee’s level of responsibilities, duties or stature; or (b) a material reduction made by the Company without Cause in the Employee’s Monthly Base Salary.

“Management Team” is as defined in Article 1.

“Monthly Base Salary” is as defined in Section 2.1 (i).

“Ordinary Shares” means the ordinary shares of the Company.

“Original Employment Agreement” is as defined in the Preamble.

“Performance Targets” shall be as defined in Section 2.1.

“Person” means an individual, corporation, partnership, limited liability company, limited partnership, association, trust, unincorporated organization or other entity or group (as defined in Section 13(d)(3) and Section 14(d)(2) of the Exchange Act).

“PRC” means the People’s Republic of China.

“RMB” or Renminbi means the legal currency of the People’s Republic of China.

“Share Bonus” shall be as defined in Section 2.2.

“Stock Option Employment Package” shall be the stock option employment package as set forth in Section 2.7.

“Subsidiary” means, with respect to any Person, any entity which securities or other ownership interests having ordinary voting power to elect a majority of the Board or other persons performing similar functions are at the time directly or indirectly owned by such Person.

“Trust” shall be as defined in Section 2.2.

“U.S. dollars” or “US$” means the legal currency of the United States.

ARTICLE 1.
EMPLOYMENT AND TERM

The Company hereby employs the Employee and the Employee hereby agrees to such employment by the Company during the Employment Term to serve as Chief Executive Officer of the Company, with the customary duties, authorities and responsibilities of such position and such other duties, authorities and responsibilities relative to the Company that may from time to time be delegated to the Employee by the Board. The Employee shall perform such duties and responsibilities as are normally related to such position in accordance with the international standards of the industry and any additional duties now or hereafter assigned to the Employee by the Board. The Employee shall abide by the Company’s rules, regulations and practices as they may from time-to-time be adopted or modified.

The Employee and the Company shall contemporaneously with this Agreement execute the Key Employee Invention Assignment and Confidentiality Agreement in the form attached as Exhibit A and the Non-Compete Agreement in the form attached as Exhibit B.

In addition, the Employee shall assist the Company in recruiting a management team for the Company or its Subsidiaries experienced in leasing and related service areas (the “Management Team”). The members of the Management Team shall execute employment agreements with the Company or its relevant Subsidiary in accordance with the policies and procedures of the Company and its Subsidiaries. Such employment agreements shall include the Key Employee Invention Assignment and Confidentiality Agreement in the form attached as Exhibit A, the Non-Compete Agreement in the form attached as Exhibit B and the Form of Release Certificate in the form attached as Exhibit C.

1.1	Employment Term. The Employment Term of this Agreement shall commence on the Effective Date and shall continue until the earlier of the Employment Contract Termination Date or the Employment Final Termination Date.
1.2	Working Time. During the Employment Term, the Employee shall devote the majority of his time and attention to the Business and affairs of the Company and shall in all respects properly perform his duties hereunder as is required in the judgment of the Board.

1.3	Change in Control/Corporate Transaction. Notwithstanding the foregoing, if a Change in Control or Corporate Transaction occurs prior to the Employment Contract Termination Date, then the terms outlined in Article 4 shall apply.
1.4	Location of Employment. The Employer shall be based in Beijing, the PRC unless otherwise required by the Company.

ARTICLE 2.
COMPENSATION PACKAGE AMOUNT

2.1	Cash Compensation. During the Employment Term, as compensation for services hereunder and subject to the performance of his obligations hereunder, the Employee shall be paid base salary in the amount of US$600,000 payable in arrears on the last business day of each calendar month in twelve monthly installments (“Monthly Base Salary”) and pro rated for the number of days actually worked by Employee in the first month and in any month in which the Employment Contract Termination Date or the Employment Final Termination Date occurs, less all required deductions;
2.2	Annual Performance Incentive Share Bonus. The Employee and members of the Management Team also shall be eligible to share an annual performance incentive share bonus in respect of fiscal years 2008, 2009 and 2010 (“Share Bonus”) subject to the terms and conditions set forth in this Agreement and to the Employee’s achievement of the annual performance targets set forth below. The Share Bonus shall be payable on or before the dates set forth below to a trust or other entity established by the Employee for the benefit of himself, the members of the Management Team and their respective families (the “Management Trust”) and the distribution of the Share Bonus paid to the Management Trust shall be at the direction of the Employee, provided that the Employee shall retain for himself a minimum of fifty (50%) percent of the Share Bonus paid in each of 2008, 2009 and 2010.
(a)	4,000,000 newly issued Ordinary Shares of the Company free and clear of all liens and encumbrances and 4,000,000 newly issued warrants of the Company (of a class different from the existing public warrants of Shanghai Century Acquisition Corporation with the same terms and conditions of such public warrants except without a redemption feature) shall be transferred to the Management Trust within thirty (30) days of the delivery of the 2008 pro forma combined financial statements (based on the US GAAP audited financials of such companies) of New Goal Leasing International Ltd. and its wholly foreign-owned enterprise in PRC engaged in the business of financial leasing and other leasing activities in the PRC (the “Reference Entities”) reflecting a 2008 net after-tax income of US$20 million, subject to the following carve out in (i) and the following adjustment in (ii):
(i)	There shall be excluded from such calculation of net after-tax income any amounts that may have been recorded on such financial statements as any compensation costs associated with any such Share Bonus.
(ii)	If the 2008 pro forma combined net after tax income of the Reference Entities exceeds a band of plus or minus 5% from US$20 million, then the number of common shares and warrants to be transferred shall be increased pro rata up to a maximum of 50% or decreased pro rata without any minimum. By way of example, (x) if the 2008 pro forma combined net after-tax income is US$25,000,000, an additional 1,000,000 common shares and 1,000,000 warrants will be transferred to the Management Trust; (y) if the 2008 pro forma combined net after-tax income is US$15,000,000, 1,000,000 common shares and 1,000,000 warrants will be deducted with the result that only 3,000,000 shares and 3,000,000 warrants will be transferred to the Management Trust; and (z) if the 2008 pro forma combined net after-tax income is US$35,000,000, only an additional 2,000,000 common shares and 2,000,000 warrants will be transferred to the Management Trust.
(b)	An additional 4,000,000 newly issued Ordinary Shares of the Company shall be transferred to the Management Trust within thirty (30) days of the delivery of the 2009 pro forma combined financial statements (based on the US GAAP audited financials of such companies) of the Reference Entities, if their combined 2009 net after-tax income is equal to or greater than US$34,000,000 subject to the same carve set forth in Paragraph 2.2(a)(i) and the following adjustment: if the 2009 pro forma combined net after tax income of the Reference Entities (adjusted for the carve out) exceeds US$34,000,000, then the number of ordinary shares to be transferred shall be increased pro rata up to a maximum of 25%.
(c)	A further 4,000,000 newly issued Ordinary Shares of the Company shall be transferred to the Management Trust within thirty (30) days of the delivery of the 2010 pro forma combined financial statements (based on the US GAAP audited financials of such companies) of the Reference Entities, if their combined 2010 net after-tax income is equal to or greater than US$57,800,000 subject to the same carve set forth in Paragraph 2.2(a)(i) and the following adjustment: if the 2010 pro forma combined net after tax income of the Reference Entities (adjusted for the carve out) exceeds US$57,800,000, then the number of ordinary shares to be transferred shall be increased pro rata up to a maximum of 25%.
(d)	Any Ordinary Shares issued as a Share Bonus issued shall be subject to a lock up of two (2) years from the date of issuance, subject to certain customary exceptions. Upon issuance of any such shares of the Share Bonus, the Employee and each member of the Management Team who receives any part of the shares awarded under the Share Bonus Shares shall enter into a lockup agreement to such effect in favor of the Company.
2.3	Benefits. During the Employment Term, as further compensation for services hereunder, the Employee shall be entitled to the benefits as follows:
(a)	Insurance: health and life insurance providing international standard coverage as determined by the Compensation Committee after consultation with the Employee.
(b)	Tax Advisory Services: reimbursement for actual tax advisory service fees incurred, up to US$10,000 per year.

All reimbursements will be paid subject to Employee’s delivery of actual expense receipts/invoices documenting the relevant reimbursement requested.

2.4	Individual Income Tax. The Employee and the members of the Management Team shall be responsible for paying their own individual income tax, and the Employee and each member of the Management Team will certify in writing annually to the Board that he or she has accurately reported and timely paid all income tax due in connection with such compensation. The Company will make all required tax and statutory withholdings according to the PRC taxation laws and the tax amount will be deducted from the Employee’s Monthly Base Salary, which deduction Employee hereby consents to.
2.5	Annual Leave. The Employee shall be entitled to four (4) weeks of annual leave with pay during each calendar year of the Employment Term, which must be taken in accordance with the Company’s vacation policy then in effect.
2.6	Travel Expenses Reimbursement. The Company shall pay or reimburse the Employee for reasonable business expenses actually incurred or paid by the Employee during the Employment Term, in the performance of his services hereunder.
2.7	Stock Option Employment Package. The Employee shall be entitled to, and the Company shall grant the Employee, a stock option employment package as determined by the Compensation Committee in accordance with the policies of the Company (the “Company Policy”).

The unvested portions of such options shall cease to vest if the Employee voluntarily leaves the Company without good reason, is fired for Cause by the Company or becomes otherwise incompetent to perform his essential duties after any leave or accommodation required by law or permitted under Company policy.

Notwithstanding any provisions of the Company Policy to the contrary, the vested options shall be exercised within ten (10) years from vesting. The Employee’s shares, whether vested and/or exercised or not, shall be subject to transfer restrictions determined by the Board.

In the event there takes place a Change in Control or a Corporate Transaction (each a “Buy-Out”), whether in the form of a cash-for-stock, stock-for-stock or other arrangements, the vesting shall be accelerated and all the unvested shares of the Employee shall be vested and exercisable upon a date before the Buy-Out transaction as determined by the Board (the “Cut-Off Date”), unless the Employee has not by the Cut-Off Date been continuously employed by the Company for more than twelve (12) months, in which case only half of the unvested portion of shares of the Employee shall be vested and exercisable while the other half of his unvested portion of shares shall be cancelled and revoked from his stock option.

2.8	Annual Review. The terms of the compensation package provided under this Agreement and the Employee’s recommendations in connection therewith shall be reviewed by the Compensation Committee and/or the Board from time to time, provided that the Share Bonus in Section 2.2 shall not be amended. At a minimum, the Company’s Compensation Committee will review in the second quarter of each calendar year or at such other time as the Company and Employee shall agree, (a) the compensation package of the Employee, including approval of the annual performance incentive cash bonus payable, if any, based on achievement of the prior calendar year’s Performance Targets and (b) the approval of performance targets (with specific qualitative and quantitative performance factors) (the “Performance Targets”) for determining the annual incentive cash bonus payouts for the current calendar year. Except for agreed changes, if any, pursuant to clause (b) of the preceding sentence, any amendment agreed upon by the Board or the Compensation Committee and the Employee to the terms of the Employee’s compensation package will not be retroactive and shall take effect from the time such amendment is made. The parties hereto agree that, as a general principle, amendments to the compensation package of the Employee shall not be made to, directly or indirectly, address changes in applicable law (including tax laws) and other regulatory developments which affect the Employee.

ARTICLE 3.
TERMINATION

3.1	General.
3.1.1.	Company’s Right to Terminate. The Company shall have the right to terminate the employment of the Employee at any time with Cause, but the relative rights and obligations of the parties in the event of any such termination or resignation shall be determined under this Agreement. The Company shall not have the right to terminate the Employee without Cause.
3.1.2.	Employee’s Resignation Right. The Employee shall have the right to resign for any reason with three (3) months prior written notice to the Company, but the relative rights and obligations of the parties in the event of any such resignation shall be determined under this Agreement (such event, an “Employee Resignation”, and the date of notice by the Employee to the Company, the “Employee Resignation Date”).
3.2	Termination Under Certain Circumstances.
3.2.1.	Termination For Cause. In the event the Company terminates the Employee’s employment for cause prior to the expiration of the Employment Term:
(i)	subject to the Employee’s compliance with Articles 5, 6 and 7, the Company will be obliged to pay only the Standard Termination Entitlements as defined in Section 3.4.1;
(ii)	the Share Bonus shall be terminated forthwith and no additional shares or warrants eligible thereunder shall be transferred to the Management Trust provided that any Ordinary Shares or warrants transferred to the Management Trust pursuant to Section 2.2 prior to such termination shall not be adversely affected by such termination; and
(iii)	Employee’s right to exercise the Employee Stock Options described under Section 2.7 shall be determined pursuant to the applicable stock option agreements and stock incentive plan governing such options in effect at the time of such employment termination, provided that any stock options that shall have been vested as of the date of termination shall not be adversely affected by such termination.

3.2.2.	Resignation For Any Reason Other Than Good Reason. In the event the Employee resigns for any reason other than Good Reason prior to the expiration of the Employment Term:
(i)	subject to the Employee’s compliance with Articles 5, 6 and 7, the Company will be obliged to pay the Standard Termination Entitlements as defined in Section 3.4.1;
(ii)	the Share Bonus shall be terminated forthwith and no additional shares or warrants eligible thereunder shall be transferred to the Management Trust provided that any Ordinary Shares or warrants transferred to the Management Trust pursuant to Section 2.2 prior to such termination shall not be adversely affected by such termination; and
(iii)	a portion of the Employee Stock Options described under Section 2.7 which are unvested on such date shall vest in accordance with the option agreements (as amended) governing those options.
3.2.3.	Resignation for Good Reason. Except in the event of a Change in Control or a Corporate Transaction, in the event that the Employee resigns for Good Reason, subject to the Employee’s compliance with Articles 5, 6 and 7:
(i)	the Company will be obligated to pay the Standard Termination Entitlements as defined in Section 3.4.1 and the Severance Benefits as defined in Section 3.4.2; provided that Employee’s eligibility for Severance Benefits is conditioned on Employee having first signed a release certificate in the form attached as Exhibit C;
(ii)	the Company will be obligated to pay the Share Bonus to the Management Trust following such resignation for Good Reason provided that the performance targets set forth in Section 2.2 are achieved; and
(iii)	a portion of the Employee Stock Options described under Section 2.7 which are unvested on such date shall vest in accordance with the option agreements (as amended) governing those options.
3.2.4.	Termination upon a Change in Control or Corporate Transaction. In the event of a Change in Control or Corporate Transaction, the terms outlined in Article 4 shall apply.
3.3	Liquidated Damages. The Company and Employee hereby stipulate that the damages which may be incurred by the Employee as a consequence of any such termination of employment are not capable of accurate measurement as of the Effective Date and that the liquidated damages payments provided for in this Agreement constitute a reasonable estimate under the circumstances of, and are in full satisfaction of, all damages sustained as a consequence of any such termination of employment.
3.4	Definitions.
3.4.1.	Standard Termination Entitlements. For all purposes of this Agreement, the “Standard Termination Entitlements” shall mean and include:
(i)	the Employee’s earned but unpaid compensation (including, without limitation, salary, bonus and all other items which constitute wages under applicable law) as of the date of his termination of employment. This payment shall be made at the time and in the manner prescribed by law applicable to the payment of compensation but in no event later than 30 days after the date of the Employee’s termination of employment;
(ii)	the benefits, if any, due to the Employee (and the Employee’s estate, surviving dependents or his designated beneficiaries) under the employee benefit plans and programs and compensation plans and programs (including stock option plans) maintained for the benefit of the employees of the Company; and
(iii)	all of the Employee’s Employee Stock Options that have been deemed to have vested at or prior to the Employment Final Termination Date under the terms of applicable stock option agreements and stock incentive plans.

3.4.2.	Severance Benefits. For all purposes of this Agreement, the Employee’s “Severance Benefits” shall mean:
(i)	the payment of a lump sum amount equal to the total number of years between the Effective Date and the Employment Final Termination Date multiplied by the Employee’s Monthly Base Salary in effect immediately prior to his termination of employment; if the Employment Final Termination Date occurs six months or more after an anniversary of the Effective Date, such half-year period after the anniversary shall be included in the number of years referenced above (e.g., if the Employment Final Termination Date is two years and ten months after the Effective Date, then the total number of years for purposes of this subsection would be 2.5); and
(ii)	for a period of six months after the Employee’s termination of employment, all benefits including direct payment by the Company to the carrier of the premiums due for any health insurance continuation coverage elected by the Employee under the Company group health plans.

ARTICLE 4.
CHANGE IN CONTROL CORPORATE TRANSACTION

4.1	Employment Term. If a Change in Control or Corporate Transaction occurs prior to the Employment Contract Termination Date, then subject to the provisions of Section 4.2 below, the Employment Term shall remain unchanged.
4.2	Severance Payment Amount. If a Change in Control or Corporate Transaction occurs prior to the Employment Contract Termination Date and the Company terminates the Employee’s employment without Cause or the Employee resigns for Good Reason, then the Employee will be entitled to (a) a payment equal to the greater of (x) 6 times the Monthly Rate of Compensation or (y) 12 months’ Monthly Base Salary less any compensation paid to the Employee during the period between the Change in Control or Corporate Transaction and Employment Final Termination Date, (b) the Company will be obligated to pay the Share Bonus to the Management Trust provided that the performance targets set forth in Section 2.2 are achieved, and (c) subject to the Employee’s compliance with Articles 5, 6 and 7, the Standard Termination Entitlements as defined in Section 3.4.1.
4.3	Health and Life Insurance Benefits. If a Change in Control or Corporate Transaction occurs prior to the Employment Contract Termination Date, then the Employee will be entitled to Company-paid contributions for health and life insurance premiums for the greater of six months or the number of months between the Employment Final Termination Date and the first anniversary of the Change in Control or Corporate Transaction.
4.4	Section 280G. In order to avoid the payment of excise tax imposed by Section 4999 of the Internal Revenue Code of 1986 (the “Code”), the Company may reduce the payments or benefits to the Employee (within the meaning of Section 280G(b)(2) of the Code). Such reduction may apply to cash payments, vesting acceleration of Employee Stock Options and other benefits received by the Employee, which could result in the acceleration of vesting of only a portion or none of then unvested Employee Stock Options. In no event shall any payment be made under this Agreement if it would result in an excess parachute payment under section 280G of the Internal Revenue Code of 1986.

ARTICLE 5.
PROPRIETARY INFORMATION AND NON-COMPETITION

In consideration of the Company granting Employee his position, the Employee shall, on or before the Effective Date, enter into a Key Employee Invention Assignment and Confidentiality Agreement in the form as Exhibit A attached hereto and a Non-Compete Agreement (together with the Key Employee Invention Assignment and Confidentiality Agreement, the “Ancillary Agreements”) in the form as Exhibit B attached hereto. The Employee agrees that the entering into the Ancillary Agreements is necessary to protect the interests of the Company, its Subsidiaries or Affiliates and is reasonable and valid in geographical and temporal scope and in all other respects. If any court determines that this Article 5 or any provision in the Ancillary Agreements is unenforceable because of the duration or geographical scope of such provision, such court will have the power to reduce the duration or scope of such provision, as the case may be, and, in its reduced form, such provision will be enforceable.

ARTICLE 6.
REMEDIES

If the Employee commits a breach, or threatens to commit a breach, of any provisions of this Agreement or the Ancillary Agreements (the “Breach”), the Company shall have the right to terminate the Employee’s employment under Section 3.2.1 and make a claim for damages associated with the Breach, each of which shall be independent of the others and shall be severally enforceable, and all of which shall be in addition to, and not in lieu of, any other rights and remedies available under law or in equity to the Company. The Company shall have the right to have the provisions hereof or of the Ancillary Agreements enforced by any court in the State of New York, USA, it being acknowledged and agreed that any breach or threatened breach of any of such provision by the Employee will cause irreparable injury to the Company and that money damages will not provide an adequate remedy to the Company.

ARTICLE 7.
DISPUTE RESOLUTION

Any dispute arising out of or in connection with this Agreement, the Key Employee Invention Assignment and Confidentiality Agreement or Non-Compete Agreement under the Article 5 hereof shall be finally settled under the Rules of the Hong Kong International Arbitration Centre (the “Arbitration Centre”) by three (3) arbitrators appointed as follows: one (1) arbitrator shall be appointed by Kevin Ma, one (1) arbitrator shall be appointed by the Company and the third arbitrator shall be appointed jointly by such two arbitrators. If such two arbitrators fail to appoint such third arbitrator with thirty (30) days, then such third arbitrator shall be appointed by the chairman of the Arbitration Centre. The place of arbitration shall be in Hong Kong. The arbitration shall be conducted in English. The arbitration awards shall be final and binding upon the parties. The costs of the arbitration proceeding and any proceeding in court to confirm or to vacate any arbitration award, as applicable (including each party’s attorneys’ fees and costs), shall be borne by the unsuccessful party or, at the discretion of the arbitrators, may be prorated between the parties in such proportion as the arbitrators determine to be equitable and shall be awarded as part of the arbitrators’ award.

ARTICLE 8.
GENERAL PROVISIONS

8.1	Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex, or telecopy, or facsimile transmission, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses or to such other address as the party to whom notice is given may have previously furnished to the other parties hereto in writing in the manner set forth above:
If to the Employee:	Mr. Kevin Ma 2106 China World Tower A, No. 1 Jianguomenwai Ave., Beijing 100004, PRC Facsimile: (8610) 6505-2926
If to the Company:	23rd Floor, Shun Ho Tower 24-30 Ice House Street Central Hong Kong Facsimile: (852) 2851-9088
8.2	Entire Agreement. This Agreement, taken together with the Ancillary Agreements, shall constitute the entire agreement between the Employee and the Company with respect to the Employee’s employment with the Company and supersedes any and all prior agreements and understandings, written or oral, with respect thereto.

8.3	Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by an instrument in writing and signed by the party against whom such amendment or waiver is sought to be enforced.
8.4	Successors and Assigns. The personal services of the Employee are the subject of this Agreement and the Ancillary Agreements and no part of the Employee’s or the Company’s rights or obligations hereunder or thereunder may be assigned, transferred, pledged or encumbered by the Employee or the Company. This Agreement and the Ancillary Agreements shall inure to the benefit of, and be binding upon (a) the parties hereto, (b) the heirs, administrators, executors and personal representatives of the Employee and (c) the successors and assigns of the Company as provided herein.
8.5	Governing Law and Venue. This Agreement, including the validity hereof and the rights and obligations of the parties hereunder, and all amendments and supplements hereof and all waivers and consents hereunder, shall be construed in accordance with and governed by the laws of the State of New York, USA, without giving effect to any conflicts of law provisions or rule, that would cause the application of the laws of any other jurisdiction.
8.6	Severability. If any provisions of this Agreement, as applied to any part or to any circumstance, shall be adjudged by a court to be invalid or unenforceable, the same shall in no way affect any other provision of this Agreement, the application of such provision in any other circumstances or the validity or enforceability of this Agreement.
8.7	Survival. The rights and obligations of the Company and Employee pursuant to Articles 3, 4, 5, 6 and 7 shall survive the termination of the Employee’s employment with the Company and the expiration of the Employment Term.
8.8	Captions. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.
8.9	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

EMPLOYEE

By: /s/ Kevin Ma

Kevin Ma

SHANGHAI CENTURY ACQUISITION CORPORATION

By: /s/ Franklin D. Chu

Name: Franklin D. Chu
Title: Co-Chief Executive Officer

Exhibit A

Key Employee Invention Assignment and Confidentiality Agreement

In consideration of, and as a condition of my employment with Shanghai Century Acquisition Corporation, a Cayman Islands company (as contemplated in the employment agreement between Shanghai Century Acquisition Corporation and me (the “Employment Agreement”)), or with any its subsidiaries, including, without limitation, of (collectively, the “Company”), I hereby represent to, and agree with, the Company as follows:

I hereby represent to, and agree with the Company as follows:

1.	Purpose of Agreement. I understand that the Company is engaged in a continuous program of research, development, production and marketing in connection with its business and that it is critical for the Company to preserve and protect its Proprietary Information (as defined in Section 3 below), its rights in Inventions (as defined in Section 2 below) and in any other intellectual property rights. Accordingly, I am entering into this Employee Invention Assignment and Confidentiality Agreement (this “Agreement”) as a condition of my continued employment with the Company, whether or not I am expected to create inventions of value for the Company.
2.	Disclosure of Inventions. I will promptly disclose in confidence to the Company all inventions, improvements, designs, original works of authorship, derivative works, formulas, processes, compositions of matter, techniques, know-how, computer software programs, databases, mask works and trade secrets (the “Inventions”) that I make or conceive or first reduce to practice or create, either alone or jointly with others, during the period of my employment, whether or not in the course of my employment, and whether or not such Inventions are patentable, copyrightable or protectible as trade secrets or mask works.
3.	Proprietary Information. I understand that my employment by the Company creates a relationship of confidence and trust with respect to any information of a confidential or secret nature that may be disclosed to me by the Company that relates to the business of the Company or to the business of any parent, subsidiary, affiliate, customer or supplier of the Company or any other party with whom the Company agrees to hold information of such party in confidence (the “Proprietary Information”). Such Proprietary Information includes but is not limited to any confidential and/or proprietary knowledge, data or information, any past, present or future Inventions, marketing plans, product plans, business strategies, financial information (including budgets and unpublished financial statements), licenses, prices and costs, forecasts, personal information, suppliers, customers and lists of either, information, trade secrets, patents, mask works, ideas, confidential knowledge, data or other proprietary information relating to new and existing products, processes, know-how, designs, formulas, developmental or experimental work, improvements, discoveries, designs and techniques, computer programs, data bases, other original works of authorship, employee information including the skills and compensation of other employees of Company, or other subject matter pertaining to any business of Company. I agree that Company may from time to time create a list of specific Proprietary Information and I will acknowledge any such lists in writing upon request.
4.	Confidentiality. At all times, both during my employment and after its termination, I will keep and hold all such Proprietary Information in strict confidence and trust. I will not use or disclose any Proprietary Information without the prior written consent of the Company, except as may be necessary to perform my duties as an employee of the Company for the benefit of the Company. Upon termination of my employment with the Company, I will promptly deliver to the Company all documents, data and materials of any nature pertaining to my work with the Company. I will not take with me any documents or materials or copies thereof containing any Proprietary Information.
5.	Work for Hire; Assignment of Inventions. I acknowledge and agree that any copyrightable works prepared by me either alone or jointly with others, within the scope of my employment are “works for hire” under the United States Copyright Act and that the Company will be considered the author and owner of such copyrightable works. In the event that any such copyrightable works are not deemed to be “works made for hire,” I hereby irrevocably assign all of my right, title and interest in and to such copyrightable works to Company. I agree that all Inventions that (i) are developed using equipment, supplies, facilities or trade secrets of the Company, (ii) result from work performed by me for the Company, or (iii) relate to the Company’s business or current or anticipated research and development (collectively, “Company Inventions”), will be the sole and exclusive property of the Company and are hereby irrevocably assigned by me to the Company.
6.	Assignment of Other Rights. In addition to the foregoing assignment of Company Inventions to the Company, I hereby irrevocably transfer and assign to the Company: (i) all worldwide patents, patent applications, copyrights, mask works, trade secrets and other intellectual property rights in any Company Invention; and (ii) any and all Moral Rights (as defined below) that I may have in or with respect to any Company Invention. I also hereby forever waive and agree never to assert any and all Moral Rights I may have in or with respect to any Company Invention, even after termination of my work on behalf of the Company. “Moral Rights” mean any rights to claim authorship of a Company Invention, to object to or prevent the modification of any Company Invention, or to withdraw from circulation or control the publication or distribution of any Company Invention, and any similar right, existing under judicial or statutory law of any country in the world, or under any treaty, regardless of whether or not such right is denominated or generally referred to as a “moral right”.
7.	Assistance. For no consideration in addition to my salary or wages during my employment, I agree to assist the Company in every proper way to obtain for the Company and enforce patents, copyrights, mask work rights, trade secret rights and other legal protections for the Company’s Inventions in any and all countries. I will execute any documents that the Company may reasonably request for use in obtaining or enforcing such patents, copyrights, mask work rights, trade secrets and other legal protections. My obligations under this paragraph will continue beyond the termination of my employment with the Company, provided that the Company will compensate me at a reasonable rate after such termination for time or expenses actually spent by me at the Company’s request on such assistance. I appoint the Secretary of the Company as my attorney-in-fact to execute documents on my behalf for this purpose. I hereby waive and quitclaim to Company any and all claims, of any nature whatsoever, which I now or may hereafter have for infringement of any proprietary rights assigned hereunder to Company.
8.	No Breach of Prior Agreement. I represent that my performance of all the terms of this Agreement and my duties as an employee of the Company will not breach any invention assignment, proprietary information, confidentiality or similar agreement with any former employer or other party. I represent that I did not bring with me to the Company or use in the performance of my duties for the Company any documents or materials or intangibles of a former employer or third party that are not generally available to the public or have not been legally transferred to the Company.
9.	Efforts; Duty Not to Compete. I understand that my employment with the Company requires my undivided attention and effort during normal business hours. While I am employed by the Company, I will not, without the Company’s express prior written consent, provide services to, or assist in any manner, any business or third party which competes with the current or planned business of the Company.
10.	Notification. I hereby authorize the Company to notify my actual or future employers of the terms of this Agreement and my responsibilities hereunder.
11.	Non-Solicitation of Suppliers/Customers. During my employment with the Company and after termination of my employment, I will not directly or indirectly solicit or take away suppliers or customers of the Company if the identity of the supplier or customer or information about the supplier or customer relationship is a trade secret or is otherwise deemed confidential information within the meaning of Chinese law.
12.	Injunctive Relief. I understand that in the event of a breach or threatened breach of this Agreement by me the Company may suffer irreparable harm and will therefore be entitled to injunctive relief to enforce this Agreement, without prejudice to any other rights or remedies that Company may have for a breach of this Agreement.
13.	Governing Law; Severability. This Agreement will be governed by and construed in accordance with the laws of New York, without giving effect to that body of laws pertaining to conflict of laws. If any provision of this Agreement is determined by any court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible given the intent of the parties hereto. If such clause or provision cannot be so enforced, such provision shall be stricken from this Agreement and the remainder of this Agreement shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement. Notwithstanding the forgoing, if the value of this Agreement based upon the substantial benefit of the bargain for any party is materially impaired, which determination as made by the presiding court or arbitrator of competent jurisdiction shall be binding, then this Agreement will not be enforceable against such affected party and both parties agree to renegotiate such provision(s) in good faith.
14.	Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement.
15.	Titles and Headings. The titles, captions and headings of this Agreement are included for ease of reference only and will be disregarded in interpreting or construing this Agreement. Unless otherwise specifically stated, all references herein to “sections” and “exhibits” will mean “sections” and “exhibits” to this Agreement.
16.	Entire Agreement. This Agreement, the Employment Agreement, the Employee’s Non-Compete Agreement, and the documents referred to herein constitute the entire agreement and understanding of the parties with respect to the subject matter of this Agreement, and supersede all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof.
17.	Amendment and Waivers. This Agreement may be amended only by a written agreement executed by each of the parties hereto. No amendment of or waiver of, or modification of any obligation under this Agreement will be enforceable unless set forth in a writing signed by the party against which enforcement is sought. Any amendment effected in accordance with this section will be binding upon all parties hereto and each of their respective successors and assigns. No delay or failure to require performance of any provision of this Agreement shall constitute a waiver of that provision as to that or any other instance. No waiver granted under this Agreement as to any one provision herein shall constitute a subsequent waiver of such provision or of any other provision herein, nor shall it constitute the waiver of any performance other than the actual performance specifically waived.
18.	Successors and Assigns; Assignment. Except as otherwise provided in this Agreement, this Agreement, and the rights and obligations of the parties hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives. The Company may assign any of its rights and obligations under this Agreement. No other party to this Agreement may assign, whether voluntarily or by operation of law, any of its rights and obligations under this Agreement, except with the prior written consent of the Company.
19.	Further Assurances. The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.
20.	Not Employment Contract. I understand that this Agreement does not constitute a contract of employment or obligate the Company to employ me for any stated period of time.

This Agreement shall be effective as of Effective Date as defined in the Employment Agreement.

EMPLOYEE

By: /s/ Kevin Ma

Kevin Ma

SHANGHAI CENTURY ACQUISITION CORPORATION

By: /s/ Franklin D. Chu

Name: Franklin D. Chu
Title: Co-Chief Executive Officer

Exhibit B

Non-Compete Agreement

Dear Kevin Ma,

As an employee of Shanghai Century Acquisition Corporation, a Cayman Islands company (as contemplated in the employment agreement between Shanghai Century Acquisition Corporation and you (the “Employment Agreement”)), or with any of its subsidiaries, including, without limitation, (collectively, the “Company”), you must execute and deliver a covenant not to compete with the Company during your employment and for a period of two (2) years thereafter. The terms and conditions set forth below, as applicable, shall, upon your acceptance thereof, become an agreement between you and the Company.

Covenant Not to Compete

It is hereby agreed that, from the Effective Date of the Employment Agreement with the Company and so long as you are an employee, consultant or serve in a similar capacity with the Company or any of its Subsidiaries, you shall devote the majority of your time and attention to the Business and affairs of the Company and its Subsidiaries and shall in all respects properly perform your duties under your employment agreement as is required in the judgment of the Board. Subject to the approval of the majority vote of the Board (from which vote the Employee shall recuse himself) that such service would be in the best interests of the Company, the Employee may serve as a director, officer, adviser or consultant of other leasing companies.

If you are no longer employed by or acting as a consultant for the Company or its Subsidiaries and you have previously been employed by and/or acted as a consultant for the Company for a continuous period of at least three (3) months, you shall not be employed by or participate in any manner in the management or operation of any business or entity that is or may be engaged in the business of acting as a company engaged in the provision of financial leasing or other leasing activities n the PRC for a period of two (2) years after the termination of your employment and/or consultancy with the Company.

Covenant Not to Solicit Employees

While employed by Company and for a period of 18 months after the termination of your employment with Company, you shall not, directly or indirectly, solicit for employment any person who was employed by Company or retained as a consultant during your employment with Company. In the event that you hire or employ any such person during such 18 month period (without soliciting such person in violation of this foregoing restriction), you shall reimburse the Company for any and all costs and expenses incurred by the Company to replace such person (including, without limitation, costs and expenses incurred for recruiting, hiring and training).

Covenant Not to Divert Business

For a period of two (2) years after the termination of your employment with Company, you shall not, directly or indirectly:

(i) work as an employee, employer, consultant, agent, principal, partner, manager, stockholder, officer, director, or in any other individual or representative capacity for any person or entity who or which was a customer of Company during your employment with Company, without the Company’s written consent; or

(ii) call on, solicit, or take away for you or for any other person or entity any person or entity who or which was a customer of Company, or with which Company was in negotiations to become a customer of Company, during your employment with Company.

Company Rights if You Violate this Agreement

In the event that you do not comply with the terms of this Agreement, any profit sharing or stock options to which you would otherwise be entitled will be forfeited.

In the event you do not comply with the terms of this Agreement, we also reserve the right to discharge you as an employee. Furthermore, we reserve the right to recover monetary damages from you, and we may also recover punitive damages to the extent permitted by law. In the event that monetary damages are an inadequate remedy for any harm suffered by us as a result of a breach of this Agreement by you, we may also seek other relief, including an order of specific performance or injunctive relief. You will not seek, and you agree to waive any requirement for, the securing or posting of a bond in connection with our seeking or obtaining such relief.

You further agree to indemnify and hold us harmless from any damages, losses, costs or liabilities (including legal fees and the costs of enforcing this indemnity agreement) arising out of or resulting from your failure to abide by the terms of this Agreement.

At-Will Employment

You agree and understand that, except as may be provided in any employment agreement between you and the Company, your employment with the Company is “at will,” meaning that it is not for any specified period of time and can be terminated by you or by the Company at any time, with or without advance notice, and for any or no particular reason or cause. You agree and understand that it also means that job duties, title and responsibility and reporting level, compensation and benefits, as well as the Company’s personnel policies and procedures, may be changed at any time at-will by the Company. You understand and agree that nothing about the fact or the content of this Agreement is intended to, nor should be construed to, alter the at-will nature of your employment with the Company. You also understand and agree that the at-will nature of employment with the Company can only be changed by a majority vote of the Company’s Board in an express writing signed and dated by it and by you.

Acknowledgment

You agree that, in light of the substantial benefits you will receive as our employee, the terms contained in this Agreement are necessary and reasonable in all respects and that the restrictions imposed on you are reasonable and necessary to protect our legitimate business interests. You acknowledge that a portion of the salary you receive during your employment with the Company constitutes due consideration for your obligations hereunder. Additionally, you hereby acknowledge and agree that the restrictions imposed on you by this Agreement will not prevent you from obtaining employment in your field of expertise or cause you undue hardship.

Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the New York, without regard to any conflicts of laws provision thereof.

By accepting this Agreement, you acknowledge that, given the nature of the Company’s business, the provisions contained in this Agreement contain reasonable limitations as to time, geographical area and scope of activity to be restrained, and do not impose a greater restraint than is necessary to protect and preserve the Company and to protect the Company’s legitimate interests. If, however, the provisions of this Agreement are determined by any court of competent jurisdiction or any arbitrator to be unenforceable by reason of its extending for too long a period of time or over too large a geographic area or by reason of its being too extensive in any other respect, or for any other reason, it will be interpreted to extend only over the longest period of time for which it may be enforceable and over the largest geographical area as to which it may be enforceable and to the maximum extent in all other aspects as to which it may be enforceable, all as determined by such court or arbitrator in such action.

Please confirm your agreement with the foregoing by signing and returning directly to the undersigned the duplicate copy of this letter enclosed herewith.

Very truly yours,

SHANGHAI CENTURY ACQUISITION
CORPORATION

By: /s/ Franklin D. Chu

Name: Franklin D. Chu
Title: Co-Chief Executive Officer

Accepted and agreed to as
of the date first above written:

/s/ Kevin Ma Kevin Ma

Exhibit C

Form of Release Certificate

Kevin Ma (“You”) and Shanghai Century Acquisition Corporation (the “Company”) have agreed to enter into this Release Certificate on the following terms:

Within ten (10) days after you sign this Release Certificate (which you may sign no sooner than the last day of your employment with the Company), you will become eligible to receive severance benefits in accordance with the terms of your Employment Agreement dated [date] (“Employment Agreement”).

In return for the consideration described in the Agreement, you and your heirs, assigns and representatives completely release Shanghai Century Acquisition Corporation, its affiliated, related, parent or subsidiary corporations, and its and their present and former directors, officers, agents, and employees (the “Released Parties”) from all claims of any kind, known and unknown, which you may now have or have ever had against any of them, or arising out of your relationship with any of them, including all claims arising from your employment or the termination of your employment, whether based on contract, tort, statute, local ordinance, regulation or any comparable law in any jurisdiction (“Released Claims”). By way of example and not in limitation, the Released Claims shall include any claims arising under Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act, the Worker Adjustment and Retraining Notification Act, the Age Discrimination in Employment Act, the Older Workers Benefit Protection Act, the Employee Retirement Income Security Act, the Sarbanes Oxley Act, and the New York Human Rights Law, or any comparable law of any other jurisdiction or nation, as well as any claims asserting wrongful termination, breach of contract, breach of the covenant of good faith and fair dealing, negligent or intentional misrepresentation, and defamation and any claims for attorneys’ fees. You also affirm that neither you or anyone acting on your behalf has taken any action to initiate or cause to be initiated against any of the Released Parties any lawsuit, compliance review, administrative claim, investigation or proceedings of any kind which pertaining any manner to the Released Claims.

You acknowledge that the release of claims under the Age Discrimination in Employment Act (“ADEA”) is subject to special waiver protection. Therefore, you acknowledge the following: (a) you have had 21 days to consider this Release Certificate (but may sign it at any time beforehand if you so desire); (b) you have the right to consult an attorney in doing so; (c) you can revoke this Release Certificate within seven (7) days of signing it by sending a certified letter to that effect to [name and address]; and that (d) notwithstanding the foregoing, the portion of this Release Certificate that pertains to the release of claims under the ADEA shall not become effective or enforceable and no funds shall be exchanged until the 7-day revocation period has expired, but that all other provisions of this Release Certificate will become effective upon its execution by the parties.

You also acknowledge that: (a) you will receive no other compensation, benefits or consideration other than that which is set forth in your Employment Agreement; (b) said consideration is satisfactory and adequate in exchange for your promises and release contained herein; (c) the Company has fulfilled all of its obligations under your Employment Agreement; (d) you will not take any action of make any statement inconsistent with the terms of this release or any Ancillary Agreement; (e) you will comply with all of your obligations under all agreements with the Company; and (f) you will take all appropriate actions to resign any and all positions which you have with the Company or any Affiliate thereof.

The parties agree that this Release Certificate and the Employment Agreement, the Key Employee Invention Assignment and Confidentiality Agreement, and the Employee’s Non-Compete Agreement contain all of our agreements and understandings with respect to their subject matter, and may not be contradicted by evidence of any prior or contemporaneous agreement, except to the extent that the provisions of any such agreement have been expressly referred to in this Release Certificate or the Agreement as having continued effect. It is agreed that this Release Certificate shall be governed by the laws of the State of New York. If any provision of this Release Certificate or its application to any person, place, or circumstance is held by a court of competent jurisdiction to be invalid, unenforceable, or void, the remainder of this Release Certificate and such provision as applied to other person, places, and circumstances will remain in full force and effect.

Please note that this Release Certificate may not be signed before the last day of your employment with the Company, and that your eligibility for severance benefits is conditioned upon meeting the terms set forth in the Agreement.

[Employee]	Date:
[Company Signatory]	Date:

ANNEX E

SHANGHAI CENTURY ACQUISITION CORPORATION

2008 EQUITY INCENTIVE PLAN

1. Purposes of the Plan.  The purposes of this Plan are to attract and retain the best available personnel, to provide additional incentives to Employees, Directors and Consultants and to promote the success of the Company’s business.

2. Definitions.  The following definitions shall apply as used herein and in the individual Award Agreements except as defined otherwise in an individual Award Agreement. In the event a term is separately defined in an individual Award Agreement, such definition shall supersede the definition contained in this Section.

(a) “Administrator” means the Board or any of the Committees appointed to administer the Plan.

(b) “Affiliate” and “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 promulgated under the Exchange Act.

(c) “Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate and securities laws of any jurisdiction, the Code, the rules of any applicable stock exchange or national market system, and the rules of any jurisdiction applicable to Awards granted to residents therein.

(d) “Assumed” means that pursuant to a Corporate Transaction either (i) the Award is expressly affirmed by the Company or (ii) the contractual obligations represented by the Award are expressly assumed (and not simply by operation of law) by the successor entity or its Parent in connection with the Corporate Transaction with appropriate adjustments to the number and type of securities of the successor entity or its Parent subject to the Award and the exercise or purchase price thereof which at least preserves the compensation element of the Award existing at the time of the Corporate Transaction as determined in accordance with the instruments evidencing the agreement to assume the Award.

(e) “Award” means the grant of an Option, SAR, Dividend Equivalent Right, Restricted Share, Restricted Share Unit or other right or benefit under the Plan.

(f) “Award Agreement” means the written agreement evidencing the grant of an Award executed by the Company and the Grantee, including any amendments thereto.

(g) “Board” means the Board of Directors of the Company.

(h) “Cause” means, with respect to the termination by the Company or a Related Entity of the Grantee’s Continuous Service, that such termination is for “Cause” as such term is expressly defined in a then-effective written agreement between the Grantee and the Company or such Related Entity, or in the absence of such then-effective written agreement and definition, is based on, in the determination of the Administrator, the Grantee’s: (i) performance of any act or failure to perform any act in bad faith and to the detriment of the Company or a Related Entity; (ii) dishonesty, intentional misconduct or material breach of any agreement with the Company or a Related Entity; or (iii) commission of a crime involving dishonesty, breach of trust, or physical or emotional harm to any person.

(i) “Change in Control”means a change in ownership or control of the Company occurring after the acquisition of the Company effected through either of the following transactions:

(i) the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by the Company or by a Company-sponsored employee benefit plan or by a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities pursuant to a tender or exchange offer made directly to the Company’s shareholders which a majority of the Continuing Directors who are not Affiliates or Associates of the offeror do not recommend such shareholders accept, or

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(ii) a change in the composition of the Board over a period of thirty-six (36) months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who are Continuing Directors.

(j) “Code” means the Internal Revenue Code of 1986, as amended.

(k) “Committee” means any committee composed of members of the Board appointed by the Board to administer the Plan.

(l) “Company” means Shanghai Century Acquisition Corporation, a company incorporated under the laws of the Cayman Islands or any successor corporation that adopts the Plan in connection with a Corporate Transaction.

(m) “Consultant” means any person (other than an Employee or a Director, solely with respect to rendering services in such person’s capacity as a Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

(n) “Continuing Directors” means members of the Board who either (i) have been Board members continuously for a period of at least thirty-six (36) months or (ii) have been Board members for less than thirty-six (36) months and were elected or nominated for election as Board members by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board.

(o) “Continuous Service” means that the provision of services to the Company or a Related Entity in any capacity of Employee, Director or Consultant is not interrupted or terminated. In jurisdictions requiring notice in advance of an effective termination as an Employee, Director or Consultant, Continuous Service shall be deemed terminated upon the actual cessation of providing services to the Company or a Related Entity notwithstanding any required notice period that must be fulfilled before a termination as an Employee, Director or Consultant can be effective under Applicable Laws. A Grantee’s Continuous Service shall be deemed to have terminated either upon an actual termination of Continuous Service or upon the entity for which the Grantee provides services ceasing to be a Related Entity. Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entity, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director or Consultant (except as otherwise provided in the Award Agreement). An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave. For purposes of each Incentive Share Option granted under the Plan, if such leave exceeds ninety (90) days, and reemployment upon expiration of such leave is not guaranteed by statute or contract, then the Incentive Share Option shall be treated as a Non-Qualified Share Option on the day three (3) months and one (1) day following the expiration of such ninety (90) day period.

(p) “Corporate Transaction” means any of the following transactions, provided, however, that the Administrator shall determine under parts (iv) and (v) whether multiple transactions are related, and its determination shall be final, binding and conclusive; and provided further that any transactions effected in connection with the acquisition of the Company shall not individually or collectively constitute a “Corporate Transaction”:

(i) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is incorporated;

(ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company;

(iii) the complete liquidation or dissolution of the Company;

(iv) any reverse merger or series of related transactions culminating in a reverse merger (including, but not limited to, a tender offer followed by a reverse merger) in which the Company is the surviving entity but (A) the Ordinary Shares outstanding immediately prior to such merger are

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converted or exchanged by virtue of the merger into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than forty percent (40%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger, but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction; or

(v) acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction.

(q) “Director” means a member of the Board or the board of directors of any Related Entity.

(r) “Disability” means as defined under the long-term disability policy of the Company or the Related Entity to which the Grantee provides services regardless of whether the Grantee is covered by such policy. If the Company or the Related Entity to which the Grantee provides service does not have a long-term disability plan in place, “Disability” means that a Grantee is unable to carry out the responsibilities and functions of the position held by the Grantee by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Grantee will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion.

(s) “Dividend Equivalent Right” means a right entitling the Grantee to compensation measured by dividends paid with respect to Ordinary Shares.

(t) “Employee” means any person, including an Officer or Director, who is in the employ of the Company or any Related Entity, subject to the control and direction of the Company or any Related Entity as to both the work to be performed and the manner and method of performance. The payment of a director’s fee by the Company or a Related Entity shall not be sufficient to constitute “employment” by the Company.

(u) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(v) “Fair Market Value” means, as of any date, the value of Ordinary Shares determined as follows:

(i) If the Ordinary Shares are listed on one or more established stock exchanges or national market systems, including without limitation the American Stock Exchange or The Nasdaq Global Market, its Fair Market Value shall be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Ordinary Shares are listed (as determined by the Administrator) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Ordinary Shares are regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such shares as quoted on such system on the date of determination, but if selling prices are not reported, the Fair Market Value of an Ordinary Share shall be the mean between the high bid and low asked prices for the Ordinary Shares on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Ordinary Shares of the type described in (i) and (ii), above, the Fair Market Value thereof shall be determined by the Administrator in good faith.

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(w)“Grantee” means an Employee, Director or Consultant who receives an Award under the Plan.

(x) “Incentive Share Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(y) “Non-Qualified Share Option” means an Option not intended to qualify as an Incentive Stock Option.

(z) “Officer” means a person who is an officer of the Company or a Related Entity within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(aa) “Option” means an option to purchase Shares pursuant to an Award Agreement granted under the Plan.

(bb) “Ordinary Share” means a share of US$0.0005 nominal or par value, of the Company, or, if applicable, the number or fraction of American Depositary Receipt representing an Ordinary Share.

(cc) “Parent” means a “parent corporation”, whether now or hereafter existing, as defined in Section 424(e) of the Code.

(dd) “Plan” means this 2007 Equity Incentive Plan.

(ee) “Related Entity” means any Parent or Subsidiary of the Company and any business, corporation, partnership, limited liability company or other entity in which the Company or a Parent or a Subsidiary of the Company holds a substantial ownership interest, directly or indirectly.

(ff) “Replaced” means that pursuant to a Corporate Transaction the Award is replaced with a comparable share or stock award or a cash incentive program of the Company, the successor entity (if applicable) or Parent of either of them which preserves the compensation element of such Award existing at the time of the Corporate Transaction and provides for subsequent payout in accordance with the same (or a more favorable) vesting schedule applicable to such Award. The determination of Award comparability shall be made by the Administrator and its determination shall be final, binding and conclusive.

(gg) “Restricted Share” means a Share issued under the Plan to the Grantee for such consideration, if any, and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions as established by the Administrator.

(hh) “Restricted Share Units” means an Award which may be earned in whole or in part upon the passage of time or the attainment of performance criteria established by the Administrator and which may be settled for cash, Shares or other securities or a combination of cash, Shares or other securities as established by the Administrator.

(ii) “SAR” means a share appreciation right entitling the Grantee to Shares or cash compensation, as established by the Administrator, measured by appreciation in the value of Ordinary Shares.

(jj) “Share” means an Ordinary Share of the Company.

(kk) “Spin-off Transaction” means a distribution by the Company to its shareholders of all or any portion of the securities of any Subsidiary of the Company.

(ll) “Subsidiary” means a “subsidiary corporation”, whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. Shares Subject to the Plan.

(a) Subject to the provisions of Section 10, below, the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options) is 1,750,000 Shares. For the avoidance of doubt, such Shares may include shares purchased in open market or privately negotiated transactions by the Company or through a trust funded by the Company.

(b) Any Shares covered by an Award (or portion of an Award) which is forfeited, canceled or expires (whether voluntarily or involuntarily) shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan. Shares that

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actually have been issued under the Plan pursuant to an Award shall not be returned to the Plan and shall not become available for future issuance under the Plan, except that if unvested Shares are forfeited, or repurchased by the Company at the lower of their original purchase price or their Fair Market Value at the time of repurchase, such Shares shall become available for future grant under the Plan. To the extent not prohibited by the listing requirements of the American Stock Exchange, The Nasdaq Global Market (or other established stock exchange or national market system on which the Ordinary Shares are traded) and Applicable Law, any Shares covered by an Award which are surrendered (i) in payment of the Award exercise or purchase price or (ii) in satisfaction of tax withholding obligations incident to the exercise of an Award shall be deemed not to have been issued for purposes of determining the maximum number of Shares which may be issued pursuant to all Awards under the Plan, unless otherwise determined by the Administrator.

4. Administration of the Plan.

(a) Plan Administrator.

(i) Administration with Respect to Directors and Officers. With respect to grants of Awards to Directors or Employees who are also Officers or Directors of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.

(ii) Administration With Respect to Consultants and Other Employees. With respect to grants of Awards to Employees or Consultants who are neither Directors nor Officers of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. The Board may authorize one or more Officers to grant such Awards and may limit such authority as the Board determines from time to time.

(iii) Administration Errors. In the event an Award is granted in a manner inconsistent with the provisions of this subsection (a), such Award shall be presumptively valid as of its grant date to the extent permitted by the Applicable Laws.

(b) Powers of the Administrator. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

(i) to select the Employees, Directors and Consultants to whom Awards may be granted from time to time hereunder;

(ii) to determine whether and to what extent Awards are granted hereunder;

(iii) to determine the number of Shares or the amount of other consideration to be covered by each Award granted hereunder;

(iv) to approve forms of Award Agreements for use under the Plan;

(v) to determine the terms and conditions of any Award granted hereunder;

(vi) to amend the terms of any outstanding Award granted under the Plan, provided that (A) any amendment that would adversely affect the Grantee’s rights under an outstanding Award shall not be made without the Grantee’s written consent, (B) the reduction of the exercise price of any Option awarded under the Plan and the base appreciation amount of any SAR awarded under the Plan shall be subject to shareholder approval and (C) canceling an Option or SAR at a time when its exercise price or base appreciation amount (as applicable) exceeds the Fair Market Value of the underlying Shares, in exchange for another Option, SAR, Restricted Stock, or other Award shall be subject to stockholder approval, unless the cancellation and exchange occurs in connection with a Corporate Transaction. Notwithstanding the foregoing, canceling an Option or SAR in exchange for another

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Option, SAR, Restricted Stock, or other Award with an exercise price, purchase price or base appreciation amount (as applicable) that is equal to or greater than the exercise price or base appreciation amount (as applicable) of the original Option or SAR shall not be subject to shareholder approval;

(vii) to construe and interpret the terms of the Plan and Awards, including without limitation, any notice of award or Award Agreement, granted pursuant to the Plan;

(viii) to grant Awards to Employees, Directors and Consultants employed in various countries outside the People’s Republic of China on such terms and conditions different from those specified in the Plan as may, in the judgment of the Administrator, be necessary or desirable to further the purpose of the Plan;

(ix) to take such other action, not inconsistent with the terms of the Plan, as the Administrator deems appropriate.

(c) Indemnification. In addition to such other rights of indemnification as they may have as members of the Board or as Officers or Employees of the Company or a Related Entity, members of the Board and any Officers or Employees of the Company or a Related Entity to whom authority to act for the Board, the Administrator or the Company is delegated shall be defended and indemnified by the Company to the extent permitted by law on an after-tax basis against all reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any Award granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct; provided, however, that within thirty (30) days after the institution of such claim, investigation, action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at the Company’s expense to defend the same.

5. Eligibility.  Awards other than Incentive Share Options may be granted to Employees, Directors and Consultants. Incentive Share Options may be granted only to Employees of the Company or a Parent or a Subsidiary of the Company. An Employee, Director or Consultant who has been granted an Award may, if otherwise eligible, be granted additional Awards. Awards may be granted to such Employees, Directors or Consultants who are residing in any jurisdiction as the Administrator may determine from time to time.

6. Terms and Conditions of Awards.

(a) Types of Awards. The Administrator is authorized under the Plan to award any type of arrangement to an Employee, Director or Consultant that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Shares, (ii) cash or (iii) an Option, a SAR, or similar right with a fixed or variable price related to the Fair Market Value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Such awards include, without limitation, Options, SARs, sales or bonuses of Restricted Share, Restricted Share Units or Dividend Equivalent Rights, and an Award may consist of one such security or benefit, or two (2) or more of them in any combination or alternative.

(b) Designation of Award. Each Award shall be designated in the Award Agreement. In the case of an Option, the Option shall be designated as either an Incentive Share Option or a Non-Qualified Share Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of Shares subject to Options designated as Incentive Share Options which become exercisable for the first time by a Grantee during any calendar year (under all plans of the Company or any Parent or Subsidiary of the Company) exceeds $100,000, such excess Options, to the extent of the Shares covered thereby in excess of the foregoing limitation, shall be treated as Non-Qualified Share Options. For this purpose, Incentive Share Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the grant date of the relevant Option.

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(c) Conditions of Award. Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any performance criteria. The performance criteria established by the Administrator may be based on any one of, or combination of, the following: (i) increase in share price, (ii) earnings per share, (iii) total shareholder return, (iv) operating margin, (v) gross margin, (vi) return on equity, (vii) return on assets, (viii) return on investment, (ix) operating income, (x) net operating income, (xi) pre-tax profit, (xii) cash flow, (xiii) revenue, (xiv) expenses, (xv) earnings before interest, taxes and depreciation, (xvi) economic value added and (xvii) market share. The performance criteria may be applicable to the Company, Related Entities and/or any individual business units of the Company or any Related Entity. Partial achievement of the specified criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the Award Agreement.

(d) Acquisitions and Other Transactions. The Administrator may issue Awards under the Plan in settlement, assumption or substitution for, outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity whether by merger, share purchase, asset purchase or other form of transaction.

(e) Deferral of Award Payment. The Administrator may establish one or more programs under the Plan to permit selected Grantees the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Grantee to payment or receipt of Shares or other consideration under an Award. The Administrator may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program.

(f) Separate Programs. The Administrator may establish one or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one or more classes of Grantees on such terms and conditions as determined by the Administrator from time to time.

(g) Early Exercise. The Award Agreement may, but need not, include a provision whereby the Grantee may elect at any time while an Employee, Director or Consultant to exercise any part or all of the Award prior to full vesting of the Award. Any unvested Shares received pursuant to such exercise may be subject to a repurchase right in favor of the Company or a Related Entity or to any other restriction the Administrator determines to be appropriate.

(h) Term of Award. The term of each Award shall be the term stated in the Award Agreement, provided, however, that the term of an Incentive Share Option shall be no more than ten (10) years from the date of grant thereof. However, in the case of an Incentive Share Option granted to a Grantee who, at the time the Option is granted, owns shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company or any Parent or Subsidiary of the Company, the term of the Incentive Stock Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the Award Agreement. Notwithstanding the foregoing, the specified term of any Award shall not include any period for which the Grantee has elected to defer the receipt of the Shares or cash issuable pursuant to the Award.

(i) Transferability of Awards. Incentive Share Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee. Other Awards shall be transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the Grantee, to the extent and in the manner authorized by the Administrator. Notwithstanding the foregoing, the Grantee may designate one or more beneficiaries of the Grantee’s Award in the event of the Grantee’s death on a beneficiary designation form provided by the Administrator.

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(j) Time of Granting Awards. The date of grant of an Award shall for all purposes be the date on which the Administrator makes the determination to grant such Award, or such other date as is determined by the Administrator.

7. Award Exercise or Purchase Price, Consideration and Taxes.

(a) Exercise or Purchase Price. The exercise or purchase price, if any, for an Award shall be as follows:

(i) In the case of an Incentive Share Option:

(A) granted to an Employee who, at the time of the grant of such Incentive Share Option owns shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company or any Parent or Subsidiary of the Company, the per Share exercise price shall be not less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant; or

(B) granted to any Employee other than an Employee described in the preceding paragraph, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(ii) In the case of a Non-Qualified Share Option, the per Share exercise price shall be not less than eighty-five percent (85%) of the Fair Market Value per Share on the date of grant unless otherwise determined by the Administrator.

(iii) In the case of other Awards, such price as is determined by the Administrator.

(iv) Notwithstanding the foregoing provisions of this Section 7(a), in the case of an Award issued pursuant to Section 6(d), above, the exercise or purchase price for the Award shall be determined in accordance with the provisions of the relevant instrument evidencing the agreement to issue such Award.

(b) Consideration. Subject to Applicable Laws, the consideration to be paid for the Shares to be issued upon exercise or purchase of an Award including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Share Option, shall be determined at the time of grant). In addition to any other types of consideration the Administrator may determine, the Administrator is authorized to accept as consideration for Shares issued under the Plan the following, provided that the portion of the consideration equal to the par value of the Shares must be paid in cash or other legal consideration permitted by the Delaware General Corporation Law:

(i) cash;

(ii) check;

(iii) surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require which have a Fair Market Value on the date of surrender or attestation equal to the aggregate exercise price of the Shares as to which said Award shall be exercised, provided, however, that Shares acquired under the Plan or any other equity compensation plan or agreement of the Company must have been held by the Grantee for a period of more than six (6) months (and not used for another Award exercise by attestation during such period);

(iv) with respect to Options, payment through a broker-dealer sale and remittance procedure pursuant to which the Grantee (A) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Shares and (B) shall provide written directives to the Company to deliver the certificates for the purchased Shares directly to such brokerage firm in order to complete the sale transaction; or

(v) any combination of the foregoing methods of payment.

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The Administrator may at any time or from time to time, by adoption of or by amendment to the standard forms of Award Agreement described in Section 4(b)(iv), or by other means, grant Awards which do not permit all of the foregoing forms of consideration to be used in payment for the Shares or which otherwise restrict one or more forms of consideration.

(c) Taxes. No Shares shall be delivered under the Plan to any Grantee or other person until such Grantee or other person has made arrangements acceptable to the Administrator for the satisfaction of any national, provincial or local income and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of Shares or the disqualifying disposition of Shares received on exercise of an Incentive Share Option. Upon exercise of an Award the Company shall withhold or collect from Grantee an amount sufficient to satisfy such tax obligations.

8. Exercise of Award.

(a) Procedure for Exercise; Rights as a Shareholder.

(i) Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Award Agreement.

(ii) An Award shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares with respect to which the Award is exercised, including, to the extent selected, use of the broker-dealer sale and remittance procedure to pay the purchase price as provided in Section 7(b)(iv).

(b) Exercise of Award Following Termination of Continuous Service.

(i) An Award may not be exercised after the termination date of such Award set forth in the Award Agreement and may be exercised following the termination of a Grantee’s Continuous Service only to the extent provided in the Award Agreement.

(ii) Where the Award Agreement permits a Grantee to exercise an Award following the termination of the Grantee’s Continuous Service for a specified period, the Award shall terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the Award, whichever occurs first.

(iii) Any Award designated as an Incentive Share Option to the extent not exercised within the time permitted by law for the exercise of Incentive Share Options following the termination of a Grantee’s Continuous Service shall convert automatically to a Non-Qualified Share Option and thereafter shall be exercisable as such to the extent exercisable by its terms for the period specified in the Award Agreement.

9. Conditions Upon Issuance of Shares.

(a) Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

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10. Adjustments Upon Changes in Capitalization.  Subject to any required action by the shareholders of the Company, the number of Shares covered by each outstanding Award, and the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan, the exercise or purchase price of each such outstanding Award, the maximum number of Shares with respect to which Awards may be granted to any Grantee in any fiscal year of the Company, as well as any other terms that the Administrator determines require adjustment shall be proportionately adjusted for (i) any increase or decrease in the number of issued Shares resulting from a share split, reverse share split, share dividend, combination or reclassification of the Shares, or similar transaction affecting the Shares, (ii) any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company, or (iii) as the Administrator may determine in its discretion, any other transaction with respect to Ordinary Shares including a corporate merger, consolidation, acquisition of property or equity, separation (including a spin-off or other distribution of shares or property), reorganization, liquidation (whether partial or complete) or any similar transaction; provided, however that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Administrator and its determination shall be final, binding and conclusive. Except as the Administrator determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award. In the event of a Spin-off Transaction, the Administrator may in its discretion make such adjustments and take such other action as it deems appropriate with respect to outstanding Awards under the Plan, including but not limited to: (i) adjustments to the number and kind of shares, the exercise or purchase price per share and the vesting periods of outstanding Awards, (ii) prohibit the exercise of Awards during certain periods of time prior to the consummation of the Spin-off Transaction, or (iii) the substitution, exchange or grant of Awards to purchase securities of the Subsidiary; provided that the Administrator shall not be obligated to make any such adjustments or take any such action hereunder.

11. Corporate Transactions and Changes in Control.

(a) Termination of Award to Extent Not Assumed in Corporate Transaction. Effective upon the consummation of a Corporate Transaction, all outstanding Awards under the Plan shall terminate. However, all such Awards shall not terminate to the extent they are assumed in connection with the Corporate Transaction.

(b) Acceleration of Award Upon Corporate Transaction or Change in Control. The Administrator shall have the authority, exercisable either in advance of any actual or anticipated Corporate Transaction or Change in Control or at the time of an actual Corporate Transaction or Change in Control and exercisable at the time of the grant of an Award under the Plan or any time while an Award remains outstanding, to provide for the full or partial automatic vesting and exercisability of one or more outstanding unvested Awards under the Plan and the release from restrictions on transfer and repurchase or forfeiture rights of such Awards in connection with a Corporate Transaction or Change in Control, on such terms and conditions as the Administrator may specify. The Administrator also shall have the authority to condition any such Award vesting and exercisability or release from such limitations upon the subsequent termination of the Continuous Service of the Grantee within a specified period following the effective date of the Corporate Transaction or Change in Control. The Administrator may provide that any Awards so vested or released from such limitations in connection with a Change in Control, shall remain fully exercisable until the expiration or sooner termination of the Award.

(c) Effect of Acceleration on Incentive Stock Options. Any Incentive Stock Option accelerated under this Section 11 in connection with a Corporate Transaction or Change in Control shall remain exercisable as an Incentive Stock Option under the Code only to the extent the $100,000 dollar limitation of Section 422(d) of the Code is not exceeded.

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12. Effective Date and Term of Plan.  Subject to any applicable laws, the Plan shall become effective upon the earlier to occur of its adoption by the Board or its approval by the shareholders of the Company. It shall continue in effect for a term of ten (10) years unless sooner terminated. Subject to Section 17, below, and Applicable Laws, Awards may be granted under the Plan upon its becoming effective.

13. Amendment, Suspension or Termination of the Plan.

(a) The Board may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of the Company’s shareholders to the extent such approval is required by Applicable Laws, or if such amendment would change any of the provisions of Section 4(b)(vi) or this Section 13(a).

(b) No Award may be granted during any suspension of the Plan or after termination of the Plan.

(c) No suspension or termination of the Plan (including termination of the Plan under Section 12, above) shall adversely affect any rights under Awards already granted to a Grantee.

14. Reservation of Shares.

(a) The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

(b) The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

15. No Effect on Terms of Employment/Consulting Relationship.  The Plan shall not confer upon any Grantee any right with respect to the Grantee’s Continuous Service, nor shall it interfere in any way with his or her right or the right of the Company or any Related Entity to terminate the Grantee’s Continuous Service at any time, with or without Cause, and with or without notice. The ability of the Company or any Related Entity to terminate the employment of a Grantee who is employed at will is in no way affected by its determination that the Grantee’s Continuous Service has been terminated for Cause for the purposes of this Plan.

16. No Effect on Retirement and Other Benefit Plans.  Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation. The Plan is not a “Retirement Plan” or “Welfare Plan” under the Employee Retirement Income Security Act of 1974, as amended.

17. Shareholder Approval.  The grant of Incentive Share Options under the Plan shall be subject to approval by the shareholders of the Company within twelve (12) months before or after the date the Plan is adopted excluding Incentive Share Options issued in substitution for outstanding Incentive Share Options pursuant to Section 424(a) of the Code. Such shareholder approval shall be obtained in the degree and manner required under Applicable Laws. The Administrator may grant Incentive Share Options under the Plan prior to approval by the shareholders, but until such approval is obtained, no such Incentive Share Option shall be exercisable. In the event that shareholder approval is not obtained within the twelve (12) month period provided above, all Incentive Share Options previously granted under the Plan shall be exercisable as Non-Qualified Share Options.

18. Unfunded Obligation.  Grantees shall have the status of general unsecured creditors of the Company. Any amounts payable to Grantees pursuant to the Plan shall be unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974, as amended. Neither the Company nor any Related Entity shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which

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the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Grantee account shall not create or constitute a trust or fiduciary relationship between the Administrator, the Company or any Related Entity and a Grantee, or otherwise create any vested or beneficial interest in any Grantee or the Grantee’s creditors in any assets of the Company or a Related Entity. The Grantees shall have no claim against the Company or any Related Entity for any changes in the value of any assets that may be invested or reinvested by the Company with respect to the Plan.

19. Construction.  Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.

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ANNEX F

CHARTER OF THE AUDIT COMMITTEE
SHANGHAI CENTURY ACQUISITION CORPORATION
AUTHORITY AND PURPOSE

The Audit Committee of Shanghai Century Acquisition Corporation (the “Company”) is appointed by the Company’s Board of Directors (the “Board”) to oversee the accounting and financial reporting processes, internal controls over financial reporting and audits of the financial statements of the Company. The Audit Committee (the “Committee”) shall undertake those specific duties and responsibilities listed below and such other duties as the Board shall from time to time prescribe. All powers of the Committee are subject to the restrictions designated in the Company’s Memorandum and Articles of Association and applicable law.

The Company shall provide the Committee with appropriate funding, as determined by the Committee in its capacity as a committee of the Board, for the payments of: (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (ii) compensation to any independent advisers retained by the Committee in carrying out its duties; and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

STATEMENT OF POLICY

The Committee shall oversee the accounting and financial reporting processes, internal controls over financial reporting and audits of the financial statements of the Company. In so doing, the Committee shall endeavor to maintain free and open means of communication among the directors, the independent auditors and the financial management of the Company. In addition, the Committee shall review the policies and procedures adopted by the Company to fulfill its responsibilities regarding the fair and accurate presentation of financial statements in accordance with generally accepted accounting principles and applicable rules and regulations of the Securities and Exchange Commission and the National Association of Securities Dealers (the “NASD”) applicable to a Nasdaq or American Stock Exchange listed issuer, as applicable.

COMMITTEE STRUCTURE AND MEMBERSHIP

The Committee shall be comprised of two or more directors, as determined by a majority of the Board. The Committee members shall be designated by the Board, and any director of the Board may summon a meeting and nominate a member for the Committee, subject to the provisions of the Company’s Memorandum and Articles of Association. The term of each member shall extend until the earlier of the date a majority of the Board determines to remove such member, the member resigns from the Committee or the member ceases to be a director of the Company for whatever reason. If a vacancy on the Committee arises and a suitable replacement candidate agrees to join the Committee, such vacancy shall be filled by majority vote of the Board at the next meeting of the Board following the occurrence of the vacancy or by action taken by unanimous written consent of the Board. The Board shall use its best efforts to fill any such vacancy within three months of the date the vacancy arises. The members of the Committee may be removed by a majority vote of the Board.

Each member of the Committee shall be an independent director. For purposes hereof, an “independent director” shall be one:

1. who accepts no consulting, advisory or other compensatory fee from the Company other than in his or her capacity as a member of the Committee, the Board or any other committee of the Board or is not otherwise an affiliated person of the Company,

2. who is free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment in carrying out the responsibilities of a director, and

3. who otherwise satisfies the then current laws applicable to members of the audit committee of the Company and the listing rules of any securities exchange or securities quotation system on which any of the Company’s securities are listed, including, without limitation, the criteria for independence set forth in Rule 10A-3(b)(1) promulgated under the Securities and Exchange Act of 1934, as amended, subject to

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the exemptions provided in Rule 10A-3(c) under the Act, and the National Association of Securities Dealers Marketplace Rules and the American Stock Exchange rules, as applicable.

The Board shall use its best efforts to ensure that at least one member of the Committee shall be a “financial expert,” as defined by Section 407 of the Sarbanes-Oxley Act of 2002, having an understanding of generally accepted accounting principles and financial statements, experience in the preparation or auditing of financial statements of companies generally comparable to the Company, experience in the application of generally accepted accounting principles in connection with the accounting for estimates, accruals and reserves, experience with internal controls over financial reporting and an understanding of audit committee functions.

Each member of the Committee shall be able to read and understand fundamental financial statements in accordance with the rules of the National Association of Securities Dealers (the “NASD”) applicable to a Nasdaq or American Stock Exchange listed issuer, as applicable. At least one member shall have past employment experience in finance or accounting, a professional certification in accounting or other comparable experience or background that results in the individual’s possessing the requisite financial sophistication, including a current or past position as a chief executive or financial officer or other senior officer with financial oversight responsibilities.

POWERS

The Committee shall have the power to conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to engage independent counsel and other advisers, as it determines necessary to carry out its duties. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Those tasks are the responsibility of management and the independent auditor.

RESPONSIBILITIES

The Committee’s policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the Board and the Company’s stockholders that the corporate accounting and reporting practices of the Company are in accordance with all requirements and are of the highest quality.

In meeting its responsibilities, the Committee is expected to:

1. Review and reassess the adequacy of this Charter annually.

2. With respect to the Company’s independent auditors:

a. Appoint the Company’s independent auditors, determine its compensation and oversee its work. The Committee shall preapprove all auditing services (including the provision of comfort letters) and non-audit services provided by the independent auditors to the Company and consider whether such services are permissible under applicable law. The Committee may delegate to one or more designated Committee members the authority to grant preapprovals required by the foregoing sentence. The decisions of any Committee member to whom authority is delegated hereunder shall be presented to the Committee at each of its scheduled meetings. The independent auditors shall be ultimately accountable to the Board and to the Committee as representatives of the Company’s stockholders.

b. Review the independence of the independent auditors, including a review of management consulting services provided by the independent auditors and related fees. The Committee shall require the independent auditors at least annually to provide a formal written statement delineating all relationships between the independent auditors and the Company consistent with the rules of the NASD applicable to a Nasdaq or American Stock Exchange listed issuer, as applicable, and request information from the independent auditors and management to determine the presence or absence of a conflict of interest. The Committee shall actively engage the auditors in a dialogue with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors. The Committee shall take, or recommend that the full Board take, appropriate action to oversee the independence of the auditors.

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3. Review with management: (i) the scope and responsibilities of an internal audit department, (ii) the appointment, replacement, reassignment or dismissal of an internal audit department manager or director, (iii) the qualifications and experience of any staff of the internal audit department at or above the level of manager, (iv) the internal audit function for performance, sufficiency and effectiveness, (v) the annual budget and work plan for the internal audit department, (vi) the persons within the Company’s senior management and the Committee to whom the internal audit department manager or director shall directly report, (vii) the nature and frequency of reports from the internal audit department manager or director to the Company’s senior management and the Committee and (viii) the internal audit department’s interaction with the independent auditors in developing and implementing the audit plan. The Committee shall work with management to reach a consensus on the foregoing.

4. Review and discuss with management, before release: (i) the audited financial statements and the Management’s Discussion and Analysis proposed to be included in the Company’s Annual Report on Form 10-K or Form 20-F and (ii) if deemed appropriate by the Committee, any other publicly disclosed financial information of the Company, including without limitation quarterly earnings press releases. The Committee shall also make a recommendation to the Board whether or not the audited financial statements should be included in the Company’s Annual Report on Form 10-K or Form 20-F.

5. In consultation with management, cooperate with, and to the extent deemed appropriate by the members of the Committee, oversee, the members of any internal disclosure control task force or other group within the Company which is charged with gathering information for the Company’s public reports and filings, considering the materiality of such information and determining disclosure obligations, and consider and respond to any issues and deficiencies relating to the Company’s disclosure controls and procedures which are identified by management or such internal group.

6. The Committee shall discuss with management, the internal auditors and the independent auditors management’s process for assessing the effectiveness of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, including any significant deficiencies or material weaknesses identified.

7. Review and discuss with management the Company’s disclosure in its filings with the Securities and Exchange Commission prepared pursuant Section 302 of the Sarbanes-Oxley Act of 2002.

8. In consultation with the independent auditors, the internal audit department, if any, and management, consider and review at the completion of the annual examinations and such other times as the Committee may deem appropriate:

a. The Company’s annual financial statements and related notes.

b. The independent auditors’ audit of the financial statements and their report thereon, including the scope of the audit of the Company’s internal controls over financial reporting and financial statements.

c. The independent auditors’ reports regarding critical accounting policies, alternative treatments of financial information and other material written communications between the independent auditors and management.

d. Any deficiency in, or suggested improvement to, the procedures or practices employed by the Company as reported by the independent auditors in their annual management letter.

9. Periodically and to the extent appropriate under the circumstances, it may be advisable for the Committee, with the assistance of the independent auditors, the internal audit department, if any, and/or management, to consider and review the following:

a. Any significant changes required in the independent auditors’ audit plan or auditing and accounting principles.

b. Any difficulties or disputes with management encountered during the course of the audit.

c. The adequacy of the Company’s system of internal controls over financial reporting.

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d. The effect or potential effect of any regulatory regime, accounting initiatives or off-balance sheet structures on the Company’s financial statements.

e. Any correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Company’s financial statements or accounting policies.

f. Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

10. Discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as modified or supplemented.

11. Obtain from the independent auditor assurance that it has complied with Section 10A of the Securities Exchange Act of 1934.

12. Ensure that the Company has implemented adequate procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls over financial reporting or auditing matters and (b) the confidential, anonymous submission by the Company’s employees of concerns regarding questionable accounting or auditing matters. Such procedures are set forth in the Company’s Code of Business Conduct (the “Code”). The Committee shall observe such procedures and any other related procedures which the Committee may establish from time to time.

13. Cooperate with the Company in preparing any reports of the Committee it intends to include in a proxy statement and any other reports required by applicable securities laws.

14. Review, with the Company’s counsel, any legal matter that could have a significant impact on the Company’s financial statements.

15. Report through its chairperson to the directors following meetings of the Committee.

16. Maintain minutes or other records of meetings and activities of the Committee.

17. Review the rationale for employing audit firms other than the principal independent auditors; and, where an additional audit firm has been employed, review the coordination of audit efforts to assure completeness of coverage, reduction of redundant efforts and the effective use of audit resources.

18. Meet periodically with or interview, in separate sessions, the chief financial officer, the senior internal auditing executive and the independent audit firm engagement partner.

Additional Duties & Responsibilities

19. Unless the Board shall designate another committee to handle such matters, on at least a quarterly basis, the Chief Executive Officer or Chief Financial Officer of the Company shall report to the Committee any reports or complaints they have received regarding: (i) actual or potential violations of the Code, (ii) matters related to accounting, internal controls over financial reporting or audits, (iii) corporate fraud, (iv) violations of law (even if deemed to be immaterial), (v) any compliance issues regarding the Code and (vi) confidential, anonymous submissions by employees of the Company regarding questionable accounting or auditing matters. The Committee shall evaluate each such matter in consultation with management and determine appropriate actions, if any, to take, in accordance with the Code.

20. The Committee shall review and discuss accounting pronouncements, initiatives and proposed rule changes relevant to the Company.

21. The Committee shall review on an annual basis any policies adopted by the Committee, including its policy, if any, regarding the pre-approval of audit and non-audit services.

22. The Committee shall review on an annual basis the performance of the Committee, and report to the Board the results of such review. The review shall be conducted in such manner as the Committee deems appropriate.

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23. Review and approve related party transactions in accordance with the Company’s Related Party Transactions Procedures, unless a member of the Committee is involved in the related party transaction in which case the transaction shall be reviewed by the disinterested independent directors as provided in such procedures.

24. Meet periodically with management to review the adequacy and effectiveness of the Code.

Structure and Meetings

The Committee shall conduct its business and meetings in accordance with this Charter, the Company’s Memorandum and Articles of Association and any direction set forth by the Board. The chairperson of the Committee shall be designated by the Board or, in the absence of such a designation, by a majority of the Members. The designated chairperson shall preside at each meeting of the Committee and, in consultation with the other Members, shall set the frequency and length of each meeting and the agenda of items to be addressed at each meeting. In the absence of the designated chairperson at any meeting of the Committee, the Members present at such meeting shall designate a chairperson pro tem to serve in that capacity for the purposes of such meeting (not to include any adjournment thereof) by majority vote. The chairperson (other than a chairperson pro tem) shall ensure that the agenda for each meeting is distributed to each member in advance of the applicable meeting.

The Committee shall meet as often as it determines to be necessary and appropriate, but not less than four times each year. The Committee may establish its own schedule, provided that it shall provide such schedule to the Board in advance. Special meetings of the Committee may be called by or at the request of any member of the Committee, any of the Company’s executive officers, the head of the Company’s internal audit department, or the independent auditor, in each case on at least twenty-four hours notice to each member.

A majority of the appointed members, but not less than two (2) members, shall constitute a quorum for the transaction of business. Members may participate in a meeting through use of conference telephone or similar communications equipment, so long as all members participating in such meeting can hear one another, and such participation shall constitute presence in person at such meeting.

Appropriate officers and internal audit and financial personnel of the Company may attend any meeting of the Committee, except for portions of such meetings where the presence of such officers or personnel would be inappropriate, as determined by the Committee. The Committee may request any officer or employee of the Company or the Company’s outside counsel, internal audit provider or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Committee may hold separate executive sessions with management, the independent auditor and/or the Company’s internal audit provider, as appropriate.

Unless the Committee by resolution determines otherwise, any action required or permitted to be taken by the Committee may be taken without a meeting if all Members consent thereto in writing and the writing or writings are filed with the minutes of the proceedings of the Committee. The Committee may form and delegate authority to subcommittees when appropriate.

Minutes

The Committee shall maintain written minutes of its meetings, which minutes shall be filed with the minutes of the meetings of the Board.

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ANNEX G

CHARTER OF THE NOMINATING COMMITTEE
SHANGHAI CENTURY ACQUISITION CORPORATION
AUTHORITY AND PURPOSE

The Nominating Committee of Shanghai Century Acquisition Corporation (the “Company”) is appointed by the Company’s Board of Directors (the “Board”) to assist the Board in selecting nominees for election to the Board and to monitor the composition of the Board. The Nominating Committee (the “Committee”) shall undertake those specific duties and responsibilities listed below and such other duties as the Board shall from time to time prescribe.

The purpose of the Committee shall be to assess the performance of the Board and to make recommendations to the Board from time to time, or whenever it shall be called upon to do so, regarding nominees for the Board. All powers of the Committee are subject to the restrictions designated in the Company’s Bylaws and by applicable law.

COMMITTEE MEMBERSHIP

The Committee members (the “Members”) shall be appointed by the Board and will serve at the discretion of the Board. The Committee will consist of such number of directors as shall be determined by the Board. Unless the Board elects otherwise, each member of the Committee shall meet the independence requirements of the Nasdaq Marketplace Rules or the rules of the American Stock Exchange, as applicable, and any other regulatory requirements. Unless otherwise directed by the Board, each member shall serve until such member ceases to serve as a member of the Board, or until his or her successor has been duly appointed by the Board.

DUTIES AND RESPONSIBILITIES

The duties of the Committee shall include, without limitation, the following:

(1)	Monitoring the size and composition of the Board.
(2)	Considering and making recommendations to the Board with respect to the nominations or elections of directors of the Company.

In considering potential new directors and officers, the Committee will review individuals from various disciplines and backgrounds. Among the qualifications to be considered in the selection of candidates are broad experience in business, finance or administration; familiarity with national and international business matters; familiarity with the Company’s industry; and prominence and reputation. Since prominence and reputation in a particular profession or field of endeavor are what bring most persons to the Board’s attention, there is the further consideration of whether the individual has the time available to devote to the work of the Board and one or more of its committees.

A review is also to be made of the activities and associations of each candidate to ensure that there is no legal impediment, conflict of interest, or other consideration that might hinder or prevent service on the Board. In making its selection, the Committee will bear in mind that the foremost responsibility of a director of a Company is to represent the interests of the shareholders as a whole.

The Committee shall periodically review and reassess the adequacy of this Charter and propose any changes to the Board for approval.

STRUCTURE AND MEETINGS

The Committee shall conduct its business in accordance with this Charter, the Company’s Memorandum and Articles of Association, and any direction set forth by the Board. The Committee shall report, at least annually, to the Board. Prior to the annual meeting of shareholders, the Committee will recommend to the Board the persons who will be the nominees of the Board of Directors for the election of whom the Board will solicit proxies. As part of this process, the Committee will consider candidates recommended by shareholders of the Company.

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The Committee shall meet as often as it determines to be necessary and appropriate, but not less than once each year. The Committee may establish its own schedule which it will provide to the Board in advance. Special meetings of the Committee may be called by or at the request of any member of the Committee or any of the Company’s executive officers, in each case on at least forty-eight hours notice to each member unless such notice period is waived by the members of the Committee.

A majority of the appointed members, but not less than two (2) members, shall constitute a quorum for the transaction of business. Members may participate in a meeting through use of conference telephone or similar communications equipment, so long as all members participating in such meeting can hear one another, and such participation shall constitute presence in person at such meeting.

Unless the Committee by resolution determines otherwise, any action required or permitted to be taken by the Committee may be taken without a meeting if all members consent thereto in writing and the writing or writings are filed with the minutes of the proceedings of the Committee. The Committee may form and delegate authority to subcommittees when appropriate.

MINUTES

The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

G-2

ANNEX H

CHARTER OF THE COMPENSATION COMMITTEE
SHANGHAI CENTURY ACQUISITION CORPORATION
AUTHORITY AND PRUPOSE

The Compensation Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of Shanghai Century Acquisition Corporation (the “Company”) to: (a) assist the Board in discharging its responsibilities relating to compensation of the Company’s directors and executive officers; and (b) to produce an annual report on executive officer compensation for inclusion in the Company’s proxy statement, in accordance with applicable rules and regulations. The Committee shall undertake those specific duties and responsibilities listed below and such other duties as the Board shall from time to time prescribe. All powers of the Committee are subject to the restrictions designated in the Company’s Bylaws and by applicable law.

COMMITTEE MEMBERSHIP

Committee members shall be elected by the Board at the annual meeting of the Board of Directors and shall serve until their successors shall be duly elected and qualified. Committee members may be removed at any time by vote of the Board.

The Committee shall consist of such number of directors as shall be determined by the Board. Unless the Board elects otherwise, each member of the Committee shall meet the independence requirements of the Nasdaq or American Stock Exchange rules, as applicable, and any other regulatory requirements.

POWERS

The Committee shall be empowered, without the approval of the Board or management, to engage and compensate independent legal, accounting and other advisors, as it determines necessary to carry out its duties. The Committee shall have the sole authority to retain and terminate any consultant that it uses to assist in the Committee’s evaluation of director, CEO (including any Co-CEO) or executive officer compensation and shall have the sole authority to approve that consultant’s fees and other retention terms. The Committee shall receive appropriate funding, as determined by the Committee, from the Company for payment of: a) compensation to any advisor employed by the Committee; and b) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee may form and delegate authority to subcommittees when appropriate.

RESPONSIBILITIES

The Committee shall:

a. Annually review and approve the Company’s corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of such goals and objectives, and, either as a Committee or together with the other independent directors (as directed by the Board), determine and approve the CEO’s compensation level based on this evaluation. In determining the long-term incentive component of the CEO’s compensation, the Committee will consider the Company’s performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies, and the awards given to the Company’s CEO in past years.

b. Annually review and make recommendations to the Board with respect to non-CEO executive officer compensation, and incentive-compensation and equity based-plans that are subject to Board approval.

c. Monitor the administration of the Company’s incentive-compensation plans and equity based-plans as in effect and as adopted from time to time by the Board; provided that the Board shall retain the authority to interpret such plans.

d. Approve any new equity compensation plan or any material change to an existing plan where shareholder approval has not been obtained.

e. Approve any stock option award or any other type of award as may be required for complying with any tax, securities, or other regulatory requirement, or otherwise determined to be appropriate or desirable by the Committee or Board.

H-1

f. Ensure appropriate overall corporate performance measures and goals are set and determine the extent that established goals have been achieved and any related compensation earned.

g. Annually review and approve for the Company’s officers: i) annual base salary levels; ii) annual incentive compensation levels; iii) long-term incentive compensation levels; iv) employment agreements, severance agreements, and change of control agreements/provisions, in each case as, when and if appropriate; and v) any supplemental or special benefits.

h. Perform such other functions and have such other powers consistent with this Charter, the Company’s Memorandum and Articles of Association and governing law as the Committee or the Board may deem appropriate.

i. If requested by the Board, produce a Committee report on executive officer compensation which may be filed with the SEC.

j. Prepare and issue the evaluation required under “Performance Evaluation” below.

PERFORMANCE EVALUATION

The Committee shall annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for approval. The Committee shall also perform an annual evaluation of its own performance, which shall compare the performance of the Committee with the requirements of this charter. Such performance evaluation shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the chairperson of the Committee or any other member of the Committee designated by the Committee to make this report.

STRUCTURE AND MEETINGS

The Committee shall conduct its business in accordance with this Charter, the Company’s Memorandum and Articles of Association and any direction by the Board. The Committee chairperson shall be designated by the Board, or, if it does not do so, the Committee members shall elect a chairperson by a vote of the majority of the full Committee. In the event of a tie vote on any issue, the chairperson’s vote shall decide the issue.

The Committee shall meet at least once each year at a time and place determined by the Committee chairperson, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the Committee or its chairperson. Members of the Committee may participate in a meeting of the Committee by means of conference call or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

The Committee chairperson will preside at each meeting and, in consultation with the other members of the Committee, will set the frequency and length of each meeting and the agenda of items to be addressed at each meeting. The chairperson of the Committee shall ensure that the agenda for each meeting is circulated to each Committee member in advance of the meeting. The chairperson of the Committee (or other member designated by the chairperson or the Committee in the Chairperson’s absence) shall regularly report to the full Board on its proceedings and any actions that the Committee takes. The Committee will maintain written minutes of its meetings, which minutes will be maintained with the books and records of the Company.

As necessary or desirable, the Chairperson of the Committee may invite any Director, officer or employee of the Company, or other persons whose advice and counsel are sought by the Committee, to be present at meetings of the Committee, consistent with the maintenance of confidentiality of compensation discussions. The CEO should not attend any meeting where the CEO’s performance or compensation are discussed.

MINUTES

The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

H-2

PROXY

SHANGHAI CENTURY ACQUISITION CORPORATION
23rd Floor, Shun Ho Tower
24-30 Ice House Street
Central, Hong Kong SAR China

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF SHANGHAI CENTURY ACQUISITION

The undersigned appoints Anthony Kai Yiu Lo and Franklin D. Chu, and each of them, with full power to act without the others, as proxies, each with the power to appoint a substitute, for the undersigned in connection with the Annual and Extraordinary General Meeting of Shareholders (the “Annual and Extraordinary Meeting”) of Shanghai Century Acquisition Corporation (“Shanghai Century”) to be held on April 17, 2008, or any postponement or adjournment thereof. The undersigned hereby authorizes each of such proxies to represent the undersigned at the Annual and Extraordinary Meeting and to vote, as designated on the reverse side, all ordinary shares of Shanghai Century which are held of record by the undersigned on the record date for the Annual and Extraordinary Meeting.

THIS PROXY WILL BE VOTED AS DIRECTED ON THE REVERSE SIDE. IF NO DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS NUMBERED 1, 2, 3 AND 4 ON THE REVERSE SIDE. THE SHANGHAI CENTURY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS.

(Continued and to be signed on reverse side)

PROXY

THIS PROXY WILL BE VOTED AS DIRECTED BELOW. IF NO DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS NUMBERED 1, 2, 3 AND 4 BELOW. THE BOARD OF DIRECTORS OF SHANGHAI CENTURY ACQUISITION CORPORATION (“SHANGHAI CENTURY”) UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF SUCH PROPOSALS.

(1)	To approve the acquisition (the “Acquisition”) of Asia Leader Investments Limited	FOR	AGAINST	ABSTAIN
		☐	☐	☐
If you voted “AGAINST” Proposal Number 1 and you hold ordinary shares of Shanghai Century issued in Shanghai Century’s initial public offering, you may exercise your redemption rights and demand that Shanghai Century convert your ordinary shares into a pro rata portion of the trust account by marking the “I Hereby Exercise My Redemption Rights” box to the right. If you exercise your redemption rights, you will be agreeing to exchange your ordinary shares of Shanghai Century for cash and will no longer own your ordinary shares. You will only be entitled to receive cash for your ordinary shares pursuant to this redemption if the Acquisition is completed and you continue to hold your ordinary shares through the closing date of the Acquisition and thereafter tender your stock certificates to Shanghai Century by May 19, 2008. If you intend to redeem your shares, you should contact your broker or custodian to request a share certificate as soon as possible. Failure to (a) vote against Proposal Number 1, (b) check the “I Hereby Exercise My Redemption Rights” box to the right and (c) submit this proxy to Shanghai Century prior to the Annual and Extraordinary Meeting will result in the loss of your redemption rights.		☐	I HEREBY EXERCISE MY REDEMPTION RIGHTS
(2)	To approve the Employment Agreement with Kevin Ma and the issuance of up to 16 million shares of Shanghai Century and warrants to purchase an additional 6 million shares of Shanghai Century under its terms.	FOR ☐	AGAINST ☐	ABSTAIN ☐
(3)	To approve Shanghai Century’s 2008 Equity Incentive Plan.	FOR ☐	AGAINST ☐	ABSTAIN ☐

(4)	To elect the following five persons to Shanghai Century’s board of directors to hold office from the date of the closing of the Acquisition until Shanghai Century’s 2009 annual general meeting of shareholders or until their successors are duly elected and qualified.

NOMINEES	CLASS	TERM
			FOR	AGAINST	ABSTAIN
Mr. Kevin Ma	III	3 years	☐	☐	☐
			FOR	AGAINST	ABSTAIN
Mr. Anthony Kai Yiu Lo	III	3 years	☐	☐	☐
			FOR	AGAINST	ABSTAIN
Raymond Kuo Fung Ch’ien	II	2 years	☐	☐	☐
			FOR	AGAINST	ABSTAIN
Mr. Vincent Chan	II	2 years	☐	☐	☐
			FOR	AGAINST	ABSTAIN
Mr. Franklin D. Chu	I	1 year	☐	☐	☐

(5)	Any adjournment or postponement of the meeting for the purpose of soliciting additional proxies.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Signature	Signature	Date

Please sign exactly as your name appears on this proxy card. If shares are held jointly, each holder should sign. Executors, administrators, trustees, guardians, attorneys and agents should give their full titles. If the shareholder is a corporation, please sign in the full name of such corporation by an authorized officer. If the shareholder is a partnership or limited liability company, please sign in the full name of such entity by an authorized person.